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Filed Pursuant to Rule 424(b)(3)
Registration No: 333-118829

PROSPECTUS

Cellu Tissue Holdings, Inc.
Offer to Exchange
9 3/4% Senior Secured Exchange Notes due 2010
for all Outstanding
9 3/4% Senior Secured Notes due 2010

        We are offering to exchange, upon the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal (which together constitute the exchange offer), $162,000,000 aggregate principal amount of our 9 3/4% Senior Secured Exchange Notes due 2010, or the New Notes, for $162,000,000 aggregate principal amount of our issued and outstanding 9 3/4% Senior Secured Notes due 2010, or the Old Notes, and, collectively with the New Notes, the Notes.

The New Notes:

        The terms of the New Notes are substantially identical to the Old Notes, except that some of the transfer restrictions and registration rights relating to the Old Notes will not apply to the New Notes.

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  Maturity: The New Notes will mature on March 15, 2010.

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  Interest Payments: The New Notes will pay interest semi-annually in cash, in arrears, on March 15 and September 15 of each year, starting on March 15, 2005.

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  Guarantees: Our existing subsidiaries and all of our future restricted subsidiaries, other than our future foreign subsidiaries that do not guarantee any of our indebtedness other than indebtedness of a foreign subsidiary, will guarantee the New Notes on a senior secured basis.

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  Ranking: The New Notes will be our senior secured obligations. The guarantees will be senior secured obligations of the guarantors. The New Notes and the guarantees will rank equally with our and the guarantors' existing and future senior debt, and senior to our and the guarantors' existing and future subordinated debt.

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  Optional Redemption: The New Notes will be redeemable on or after March 15, 2007. In addition, we may redeem up to 35% of the New Notes before March 15, 2007 with the net cash proceeds from certain equity offerings.

The Exchange Offer:

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  The exchange offer will expire at 5:00 p.m., New York City time, on November 4, 2004, unless extended.

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  The exchange offer is not subject to any conditions other than that it not violate applicable law or any applicable interpretation of the staff of the Securities and Exchange Commission, or the Commission.

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  Subject to the satisfaction or waiver of specified conditions, we will exchange the New Notes for all Old Notes that are validly tendered and not withdrawn prior to the expiration of the exchange offer.

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  Tenders of Old Notes may be withdrawn at any time before the expiration of the exchange offer.

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  We will not receive any proceeds from the exchange offer.

        Each broker-dealer that receives New Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the New Notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act of 1933, as amended, or the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where the Old Notes were acquired by the broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the Commission declares the Registration Statement effective, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

        The exchange offer involves risks. See "Risk factors" beginning on page 16.

        Neither the Securities and Exchange Commission nor any state securities commission has passed upon the accuracy or adequacy of this prospectus or the investment merits of the New Notes. Any representation to the contrary is unlawful.

The date of this prospectus is October 6, 2004

        You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any person to provide you with any information or represent anything not contained in this prospectus, and, if given or made, any such other information or representation should not be relied upon as having been authorized by us. We are not making an offer to sell the New Notes in any jurisdiction where an offer or sale is not permitted.

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Forward-looking statements

        Throughout this prospectus, we may make statements that express our opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results, in contrast with statements that reflect historical facts. Many of these statements are contained under the headings "Prospectus summary," "Management's discussion and analysis of financial condition and results of operations" and "Business." These expressions, which we generally precede with or accompany by such typical conditional words as "anticipate," "intend," "believe," "estimate," "plan," "seek," "project" or "expect," or by the words "may," "will" or "should," are intended to operate as "forward-looking statements". Forward-looking statements give current expectations or forecasts of future events and are not guarantees of future performance.

        While we always intend to express our best judgment when we make statements about what we believe will occur in the future, and although we base these statements on assumptions that we believe to be reasonable when made, these forward-looking statements are not a guarantee of performance, and you should not place undue reliance on such statements. Forward-looking statements are subject to many uncertainties and other variable circumstances, including those discussed in this prospectus under the headings "Risk factors" and "Management's discussion and analysis of financial condition and results of operations," many of which are outside of our control, that could cause our actual results and experience to differ materially from those we thought would occur.

        The following listing represents some, but not necessarily all, of the factors that may cause actual results to differ from those anticipated or predicted:

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  the cyclicality of the paper industry;

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  changes in the cost and availability of raw materials, including future demand for pulp in domestic and export markets;

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  the effects on us from competition;

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  increases in our energy costs;

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  operational problems at our facilities causing significant lost production;

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  the maintenance of relationships with customers;

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  our ability to realize operating improvements and anticipated cost savings;

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  changes in our regulatory environment, including environmental regulations;

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  a change in control relating to our company;

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  increases in interest rates;

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  assessment of market and industry conditions;

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  general economic conditions and their effects on our business;

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  our ability to service our debt obligations, fund our working capital requirements and comply with financial covenants in certain of our debt instruments; and

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  increased general and administrative costs arising out of or resulting from becoming a reporting company.

        Given these risks and uncertainties, you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements included in this prospectus are made only as of the date hereof. We do not undertake, and specifically decline any obligation to, update any such statements or to publicly announce the results of any revisions to any of such statements to reflect future events or developments.

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Prospectus summary

        This summary highlights certain information that we believe is especially important concerning our business and this exchange offer. It does not contain all of the information that may be important to you and to your investment decision. The following summary is qualified in its entirety by the more detailed information and consolidated financial statements and notes thereto appearing elsewhere in this prospectus. You should carefully read the entire prospectus and should consider, among other things, the matters set forth in the section entitled "Risk factors" before deciding to participate in the exchange offer. In this prospectus, unless indicated otherwise, "we," "us" and "our" refer to Cellu Tissue Holdings, Inc., the issuer of the Notes, and its subsidiaries. Unless otherwise noted, the term "tons" refers to short tons. Additionally, the "fiscal 2005 three-month period" refers to the three months ended May 27, 2004 and "fiscal year 2004" refers to the fiscal year ended February 29, 2004.

        On March 12, 2004, we completed the private offering of an aggregate principal amount of $162,000,000 of the Old Notes. We entered into a registration rights agreement with the initial purchasers of the Old Notes in which we agreed, among other things, to deliver to you this prospectus and to offer to exchange your Old Notes for New Notes with substantially identical terms. If the registration statement of which this prospectus forms a part has not been declared effective and the exchange offer completed by December 7, 2004, additional interest shall accrue on the Notes. You should read the discussion under the heading "Description of the Notes" for further information regarding the New Notes.

        We believe the new notes issued in the exchange offer may be resold by you without compliance with the registration and prospectus delivery provisions of the Securities Act, subject to certain conditions. You should read the discussion under the heading "The exchange offer" for further information regarding the exchange offer and resale of the New Notes.

Company overview

        We manufacture and market a variety of specialty tissue hard rolls and machine-glazed paper used in the manufacture of various end products, including diapers, facial and bath tissue, assorted paper towels and food wraps. In addition, we produce a variety of converted tissue products. Our customers include all of the major North American producers of branded and unbranded disposable consumer absorbent and tissue products for the personal and health care markets; consumer and away-from-home tissue products companies; national and regional tissue products distributors; and third-party converters who sell their products to food, bakery and confections companies. We service a diverse group of high-quality customers, with four of our top 10 customers belonging to the Fortune 150 group of companies. During the three months ended May 27, 2004, or the fiscal 2005 three-month period, we sold 67,256 tons of tissue and machine-glazed paper products, generating net sales of $78.8 million. For the fiscal year ended February 29, 2004, or fiscal year 2004, we sold 257,880 tons of tissue and machine-glazed paper products, generating net sales of $290.3 million. For fiscal year 2004, we derived approximately 55% of our sales from products for which we believe we are the number one or number two producer by sales in North America.

        Our business is comprised of two segments: tissue and machine-glazed paper. We own and operate six strategically located manufacturing facilities with an aggregate annual production capacity of approximately 267,000 tons of tissue and machine-glazed paper hard rolls, currently consisting of approximately 180,000 tons of tissue hard roll production capacity and approximately 87,000 tons of machine-glazed paper hard roll production capacity. In addition, our tissue converting equipment and machine-glazed paper converting equipment currently have annual converting production capacities of approximately 69,000 tons and 29,000 tons, respectively.

        Tissue.    Our tissue segment consists of two product lines: (1) hard roll tissue and (2) consumer and away-from-home converted tissue products. During the fiscal 2005 three-month period, our tissue segment generated net sales of $55.0 million, or approximately 69.8% of our net sales, and 68.9% of our gross margin. For fiscal year 2004, our tissue segment sold 165,824 tons of tissue, generating net sales of $189.8 million, or approximately 65.4% of our net sales, and 63.8% of our gross margin.

        Hard roll tissue.    We produce hard roll tissue at all of our facilities, other than our Michigan facility. Our hard roll tissue is sold as facial and bath tissue, napkin and paper towel stock, as well as absorbent cover stock. Absorbent cover stock is used in the manufacture of a variety of disposable absorbent products in the personal and health care markets, such as diapers, adult incontinence and feminine care products, surgical waddings and other medical and sanitary disposable products. We ship in excess of 50% of our hard roll tissue as facial and bath tissue, napkin and paper towel stock to third-party converters and the balance as absorbent cover stock to third-party converters and consumer products companies.

        Consumer and away-from-home converted tissue.    We convert consumer and away from home tissue products at our Wisconsin facility. Our converted tissue products include a variety of private label consumer and away-from-home bath and facial tissue, napkins and folded and rolled towels. We sell our converted products to regional and national distributors for the private label products market and to large consumer products companies who outsource a portion of their manufacturing needs to us. We entered the consumer and away-from-home converted tissue products market following our August 2002 acquisition of a previously idle manufacturing and converting facility in Wisconsin. We began manufacturing at our Wisconsin facility in August 2002 and began producing our full line of converted tissue products by March 2003.

        Machine-glazed paper.    We produce machine-glazed paper hard rolls at our Michigan, Mississippi and Ontario facilities. Machine-glazed paper is tissue paper with a glazed coating and, in some cases, other moisture and grease resistant coatings. We sell approximately 80% of our machine-glazed paper hard rolls to third-party converters that manufacture fast food and commercial food wrap, as well as niche market products such as gum wrappers, coffee filters, tobacco papers, wax paper and butter wraps. We use the balance of our machine-glazed paper hard rolls at our Michigan facility to produce converted wax paper products, including wet and dry wax paper, sandwich bags and microwavable wax paper. During the fiscal 2005 three-month period, our machine-glazed paper segment sold machine-glazed paper hard rolls and converted wax paper products, generating net sales of $23.8 million, or approximately 30.2% of our net sales, and 31.1% of our gross margin. For fiscal year 2004, our machine-glazed paper segment sold 92,056 tons of machine-glazed paper hard rolls and converted wax paper products, generating net sales of $100.5 million, or approximately 34.6% of our net sales, and 36.2% of our gross margin.

Business strengths

        Increased net sales and profitability potential in our converting business.    We entered into the consumer and away-from-home converted tissue products market following the August 2002 acquisition of our Wisconsin manufacturing and converting facility and related equipment for approximately $30.0 million. We believe that the Wisconsin facility is an efficient, low-cost producer of converted tissue products such as bath and facial tissue, napkins and folded and rolled towels. The facility includes five light dry crepe paper machines with approximately 78,000 tons of annual tissue production capacity and 11 converting lines with approximately 69,000 tons of annual converting capacity. In addition, the facility includes a complete distribution center with fully automated unitizing and wrapping capacities. Sales of our converted tissue products in the consumer and away-from-home converted tissue products market generate significantly greater revenue per ton than sales of hard roll tissue. For the fiscal 2005 three-month period, we produced converted tissue products at our Wisconsin facility using approximately 30% of our converting capacity. We believe that as we increase the utilization of our converting capacity, we will increase our profits and generate higher margins on our consumer and away-from-home converted tissue products.

        Low cost manufacturing operations.    Our strategic manufacturing facility locations and flexible production capacity, combined with our relatively low overhead costs, contribute to our competitive position in the marketplace. We believe that our Wisconsin facility acquired in August 2002 is a low cost tissue production facility and will help us continue to improve our competitive position. In addition, since 2001, we have established ongoing cost-saving investments and productivity improvement initiatives.

        Leading market positions.    Approximately 55% of our sales for fiscal year 2004 were derived from products for which we believe, based on internally generated data, that we are the number one or number two producer by sales in North America. We believe that: (1) we are the market leader in the production of absorbent cover stock, which represented approximately 20% of our sales for fiscal year 2004 and approximately 95% of the North American market demand for this product and (2) we are the second largest seller of light to medium weight machine-glazed paper in North America, which represented approximately 35% of our sales for fiscal year 2004. We believe that we will be able to maintain our leading market positions because: (1) the machines at our Connecticut and New York facilities are better equipped and uniquely suited to produce the customer preferred narrow width and high porosity tissue sheets for absorbent cover stock as compared to the larger paper machines employed by major manufacturers of hard roll tissue; (2) we have strengthened our top tier position in the machine-glazed paper market primarily as the result of our low-cost manufacturing capabilities and our diverse end-markets; and (3) we have expanded our customer base by producing high-quality products and by selling our products into multiple markets.

        Diversified and high-quality customer base.    We sell to a highly diversified customer base, thereby reducing our dependence on any single customer, with no single customer representing more than 15% of our sales for fiscal year 2004. Our customers include leading branded and private label tissue products companies, tissue and machine-glazed paper converters, distributors of tissue products, fast food restaurants and third-party converters who sell their products to food, bakery and confections companies. Notably, our customers include all of the major producers in North America of branded and unbranded disposable consumer absorbent and tissue products for the personal and health care markets and four of our top 10 customers are Fortune 150 companies.

        Experienced and incentivized management team.    We are managed by an experienced team of executive officers that have an average of over 19 years of experience in the paper products industry. Russell C. Taylor has been our president and chief executive officer since 2001 and has over 24 years of industry experience. Prior to coming to our company, he was a senior executive at Kimberly-Clark Corporation, a leading personal care consumer products company. Mr. Taylor leads a team of senior executives with expertise in the paper and paper products industry and proven management and strategic experience. As of July 31, 2004, our management team as a whole beneficially owned approximately 12.3% of the common stock of our parent, on a fully-diluted basis.

Business strategy

        Our overall strategy is to increase revenues, optimize our product mix and lower costs to enhance our position within the paper industry. We intend to implement this strategy through our five key initiatives set forth below:

        Maximize utilization of our converting capacity.    Our Wisconsin facility only began producing our full line of consumer and away-from-home converted tissue products in March 2003. For the fiscal 2005 three-month period, we utilized approximately 30% of our Wisconsin facility's 69,000 ton annual converting capacity, generating net sales of $8.0 million. As part of our growth strategy, we intend to continue to increase the production of converted tissue products across our 11 converting lines by expanding our customer base for our consumer and away-from-home converted tissue products. Toward that end, we intend to continue promoting our "customer delight" program, producing quality products at competitive prices and building on past relationships with customers in our hard roll tissue products line. Currently, we are expanding our dedicated sales force in the consumer and away-from-home converted tissue products market to capitalize on these opportunities. As a result, we believe that we can increase the utilization of the converting capacity at our Wisconsin facility.

        Continue to develop our "customer delight" program.    We continually strive to establish and maintain excellent relationships with our customers by providing a high level of customer service and technical support. We focus on critical factors such as competitive pricing, product quality, on-time deliveries and complete shipments. In addition, we provide a full line of products designed to meet the various needs of each of our customers. Our manufacturing process is tailored to our customers' specifications and allows us to offer them flexibility in price, grade, softness, package configuration and size. For example, our products can be manufactured completely with virgin pulp (for premium products) or recycled fiber (for value products) or any combination thereof. We believe that our high-quality customer service and technical support have helped us develop and maintain long-term relationships with our customers that represent a majority of our sales.

        Continue to reduce manufacturing costs.    We continually seek out opportunities to contain and reduce our costs more effectively. As part of our cost management strategy, we benchmark our machines and manufacturing operations against certain world class levels, including those of leading paper manufacturers. Our benchmarking is applied by business sector and by type of machine on a monthly and year-to-date basis. We review metrics such as total machine efficiency, fiber loss and waste percentage, tons produced per machine per person per year, fixed and variable costs per ton produced and total energy per ton produced. We use our benchmarking analyses to help us allocate our strategic capital and non-capital investments in order to reduce our manufacturing costs most effectively. For example, between September 2002 and September 2003, we reduced employee headcount at five of our facilities by a total of 59 employees, or 7% of our entire work force, without any decrease in production level, quality or customer service. In addition, our cost management strategy focuses on reducing variable costs through increased operating efficiencies and reduced energy consumption, and allows us to better manage our costs and lessen the impact of fiber price cyclicality.

        Continue our pulp cost management strategy.    Since 2001, we have developed and implemented a pulp cost management strategy that has been highly effective in reducing our pulp costs. In general, pulp is purchased in highly competitive, price sensitive markets. The market price and availability of wood pulp have at times fluctuated greatly due to weather, economic or general industry conditions. As part of our pulp cost management strategy, we have supply agreements with various pulp suppliers on favorable terms, with the last agreement expiring in December 2006. These supply agreements enabled us to purchase 63% of our total pulp requirements for fiscal year 2004 at pulp prices below published list prices, and allow us to shift a portion of our pulp purchases to the spot market to take advantage of more favorable spot market prices when such prices fall. We believe that these supply agreements provide us with significant protection against the risk of fluctuating pulp costs and offer a substantial savings from purchasing pulp on the spot market during periods of tight supply. In addition, we believe that we are one of the top five purchasers of pulp by volume in North America.

        Increase higher margin contract and private label manufacturing sales.    A portion of our sales within our tissue segment is generated through various contract manufacturing arrangements for both our hard roll tissue and converted tissue products. Increasingly, major tissue paper manufacturers are outsourcing a portion of their production needs to smaller tissue paper manufacturers, such as ourselves. In addition, many retailers are seeking additional suppliers for their private and controlled label converted tissue product needs. In certain instances, industry leaders have reduced their capacity or determined not to build or rebuild costly paper and converting machines. We have been effective in offering these major tissue product companies an alternative by producing quality hard roll tissue and converted tissue products at attractive prices. This growing trend toward increased contract manufacturing represents a unique opportunity for us to supply major tissue product companies with volume that they no longer wish to produce themselves.

Industry overview

        The following industry information, including market size, net sales, product mix and growth rates, is derived from our internal assessments, which are based on a variety of sources, including publicly available data and information obtained from customers, other industry sources and management estimates.

Tissue paper

        Tissue paper is used primarily in products such as bath and facial tissue, napkins and paper towels. North America is the largest regional market for tissue with annual sales of approximately $15.0 billion. Measured by sales of converted tissue products, approximately 41% of the tissue market is bath tissue, with paper towels, napkins, facial tissue and other products accounting for 32%, 14%, 7% and 6%, respectively. Tissue is a stable consumer product whose growth rate has historically been in line with the growth rate of gross domestic product. Demand for tissue is more closely associated with population growth than with swings in economic activity and, as a result, the market for tissue paper is generally less cyclical than for other segments of the paper industry. Tissue is sold into two key market sectors: (1) the consumer sector and (2) the commercial and industrial "away-from-home" sector. In general, consumer tissue products are sold to grocery stores, mass merchandisers, warehouse club stores and drugstores for direct purchase by the consumer, either as branded products or private label products. Away-from-home tissue products are usually sold to paper, food service and janitorial supply distributors, which resell these products for use in hotels, restaurants, factories, schools, office buildings and other commercial, government and industrial institutions. In North America, approximately 60% of tissue produced is sold through consumer channels and approximately 40% is sold through away-from-home channels.

        North American tissue capacity was approximately 8.9 million tons in 2003, while North American shipments were approximately 7.8 million tons, implying an operating rate of approximately 88%. Unlike other paper products that are more easily shipped, tissue is a national or even regional business, with limited import/export trade flow. Tissue does not ship well because it is voluminous and easily damaged in transit. High quality tissue is made from virgin pulp, while lower quality tissue may be made from either virgin pulp or recycled fiber. Across the spectrum of personal care products, the manufacturing of tissue is among the most capital intensive, which provides an inherent constraint among industry participants to allocate additional capital towards tissue production and acts as a barrier to entry for potential new entrants.

        Currently, concentration in the North American tissue market is quite high, with 73% of capacity concentrated among the top three producers. There has been a steady consolidation of the U.S. tissue industry in recent years. Georgia-Pacific Corporation and Kimberly-Clark Corporation, the number one and two producers, respectively, have led this trend with Georgia-Pacific Corporation's acquisition of Fort James Corporation in 2000 and Kimberly-Clark Corporation's acquisition of Scott Paper Company in 1995.

        An increasingly important area of the consumer market is private label tissue. According to industry estimates, from 2002 to 2003, sales of private label facial, towel and bath tissue products grew faster than their branded counterparts.

        The period from 2001 through 2004 has been characterized by tougher-than-normal operating conditions for the tissue industry in North America. A number of new tissue machines were brought online during this period and the absorption of this incremental capacity has created a short-term oversupply situation. In addition, the emergence of Georgia-Pacific Corporation as a large new producer in the branded consumer sector has led to significant competition for market share among the three leading producers since 2001. The increased production capacity and intense competition have led to depressed pricing across most tissue products during this period.

Machine-glazed paper

        Machine-glazed paper represents a different, and much smaller, market than tissue. To manufacture machine-glazed paper, heavy wet crepe tissue paper is finished over heated rolls and various moisture resistant and grease resistant coatings are applied. End markets for machine-glazed paper include fast food and commercial food wrap as well as niche market products such as gum wrappers, coffee filters, tobacco papers, wax paper and butter wraps. We believe the light to medium weight machine-glazed paper market has experienced a small decline in size over the past 10 years and will continue to slowly decline. However, because of the (1) breadth of product offerings, (2) high level of service required to effectively meet customer needs, (3) significant required investments in facilities, equipment and local inventories and (4) slowly declining market demand, there have been no substantial new domestic or international entrants in the North American machine-glazed paper market in recent years. We believe that pricing and demand for our products will be relatively stable due to the elimination of several major producers of machine-glazed paper.

Recent events

        Working capital facility.    Simultaneously with the completion of the sale of the Old Notes, we entered into a working capital facility and terminated our old credit facility. Under the working capital facility, advances are available from our lender in an aggregate principal amount of up to $30.0 million, subject to a borrowing base limitation based on eligible domestic inventory and accounts receivable. We describe the terms of our working capital facility under "Description of certain debt—Working capital facility."

Charterhouse Group, Inc.

        We are indirectly controlled by Charterhouse Equity Partners III, L.P., a fund managed by Charterhouse Group, Inc., or Charterhouse. Charterhouse is a New York-based private equity firm managing funds through several limited partnerships. Since its inception in 1973, Charterhouse has invested more than $1.4 billion and acquired over 80 platform businesses in a variety of industries.

Summary of the exchange offer

        The summary below describes the principal terms of the exchange offer. The description below is subject to important limitations and exceptions. Please read the section entitled "The exchange offer" in this prospectus which contains a more detailed description of the exchange offer.

The exchange offer	We are offering to exchange $1,000 principal amount of the New Notes, which have been registered under the Securities Act, for each $1,000 principal of the Old Notes, which have not been registered under the Securities Act. We issued the Old Notes on March 12, 2004.

In order to exchange your Old Notes, you must promptly tender them before the expiration date (as described herein). All Old Notes that are validly tendered and not validly withdrawn will be exchanged. We will issue the New Notes on or promptly after the expiration date.
You may tender your Old Notes for exchange in whole or in part in integral multiples of $1,000 principal amount.
Registration rights agreement
We sold the Old Notes on March 12, 2004 to J.P. Morgan Securities Inc. and CIBC World Markets Corp., the initial purchasers. Simultaneously with that sale, we signed a registration rights agreement with the initial purchasers relating to the Old Notes that requires us to conduct this exchange offer.

You have the right under the registration rights agreement to exchange your Old Notes for New Notes. The exchange offer is intended to satisfy such right. After the exchange offer is complete, you will no longer be entitled to any exchange or registration rights with respect to your Old Notes.
For a description of the procedures for tendering Old Notes, see the section "The exchange offer" under the heading "Procedures for tendering Old Notes."
Consequences of failure to exchange
If you do not exchange your Old Notes for New Notes in the exchange offer, you will still have the restrictions on transfer provided in the Old Notes and in the indenture that governs both the Old Notes and the New Notes. In general, the Old Notes may not be offered or sold unless registered or exempt from registration under the Securities Act, or in a transaction not subject to the Securities Act and applicable state securities laws. We do not plan to register the Old Notes under the Securities Act. See the section "Risk factors" under the heading "Holders that do not exchange their Old Notes hold restricted securities."
Expiration date
The exchange offer will expire at 5:00 p.m., New York City time, on November 4, 2004, unless we extend it. In that case, the expiration date will be the latest date and time to which we extend the exchange offer. See the section "The exchange offer" under the heading "Expiration date; extensions; amendments."

Conditions to the exchange offer
The exchange offer is subject to conditions that we may waive in our sole discretion. The exchange offer is not conditioned upon any minimum principal amount of Old Notes being tendered for exchange. See the section "The exchange offer" under the heading "Conditions to the exchange offer."
We reserve the right in our sole discretion, subject to applicable law, at any time and from time to time:
• to delay the acceptance of the Old Notes;
• to terminate the exchange offer if specified conditions have not been satisfied;
• to extend the expiration date and retain all tendered Old Notes, subject to the right of tendering holders to withdraw their tender of Old Notes; and
• to waive any condition or otherwise amend the terms of the exchange offer in any respect.
See the section "The exchange offer" under the heading "Expiration date; extensions; amendments."
Procedures for tendering old notes	If you wish to tender your Old Notes for exchange, you must:
• complete and sign a letter of transmittal according to the instructions contained in the letter of transmittal; and
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forward the letter of transmittal by mail, facsimile transmission or hand delivery, together with any other required documents, to the exchange agent, either with the Old Notes to be tendered or in compliance with the specified procedures for guaranteed delivery of the Old Notes.
Specified brokers, dealers, commercial banks, trust companies and other nominees may also make tenders by book-entry transfer.

Please do not send your letter of transmittal or your Old Notes to us. Those documents should only be sent to the exchange agent. Questions regarding how to tender and requests for information should be directed to the exchange agent. See the section "The exchange offer" under the heading "Exchange agent."
Special procedures for beneficial owners
If your Old Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, we urge you to contact such person promptly if you wish to tender your Old Notes. See the section "The exchange offer" under the heading "Procedures for tendering old notes."
Withdrawal rights
You may withdraw the tender of your Old Notes at any time before the expiration date. To do this, you should deliver a written notice of your withdrawal to the exchange agent according to the withdrawal procedures described in the section "The exchange offer" under the heading "Withdrawal rights."

Resales of new notes
We believe that you will be able to offer for resale, resell or otherwise transfer the New Notes issued in the exchange offer without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:
• you are acquiring the New Notes in the ordinary course of your business;
• you are not participating, and have no arrangement or understanding with any person to participate, in the distribution of the New Notes; and
• you are not an affiliate of Cellu Tissue Holdings, Inc.

Our belief is based on interpretations by the staff of the Commission, as set forth in no-action letters issued to third parties unrelated to us. The staff of the Commission has not considered the exchange offer in the context of a no-action letter, and we cannot assure you that the staff of the Commission would make a similar determination with respect to the exchange offer. If our belief is not accurate and you transfer a New Note without delivering a prospectus meeting the requirements of the Securities Act or without an exemption from such requirements, you may incur liability under the Securities Act. We do not and will not assume, or indemnify you against, such liability. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes that such broker-dealer acquired as a result of market-making or other trading activities must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale or other transfer of New Notes. A broker-dealer may use this prospectus for an offer to sell, resell or otherwise transfer New Notes. See the section "Plan of distribution."
Exchange Agent
The exchange agent for the exchange offer is The Bank of New York. The address, telephone number and facsimile number of the exchange agent are provided in the section "The exchange offer" under the heading "Exchange agent," as well as in the letter of transmittal.
Use of proceeds	We will not receive any cash proceeds from the issuance of the New Notes. See the section "Use of proceeds."
United States federal income tax consequences
Your participation in the exchange offer generally will not be a taxable exchange for U.S. federal income tax purposes. You will not recognize any taxable gain or loss or any interest income as a result of the exchange. See the section "U.S. federal income tax considerations."

Summary description of the New Notes

        The summary below describes the principal terms of the New Notes. The terms of the New Notes are identical in all material respects to the terms of the Old Notes, except that the registration rights and related liquidated damages provisions and the transfer restrictions applicable to the Old Notes are not applicable to the New Notes. The New Notes will evidence the same debt as the Old Notes and will be governed by the same indenture. Please read the section entitled "Description of the Notes" in this prospectus, which contains a more detailed description of the terms and conditions of the New Notes.

Issuer	Cellu Tissue Holdings, Inc., a Delaware corporation
Securities	$162.0 million aggregate principal amount of 9 3/4% senior secured exchange notes due 2010.
Maturity	March 15, 2010.
Interest	We will pay interest on the New Notes at an annual rate of 9 3/4%. We will pay interest on the New Notes semiannually, on each March 15 and September 15, beginning on March 15, 2005.
Guarantees	The New Notes will be guaranteed on a senior basis by all of our existing subsidiaries and all of our future restricted subsidiaries, other than our foreign subsidiaries that do not guarantee any of our indebtedness other than indebtedness of a foreign subsidiary (collectively, the "subsidiary guarantors").
Collateral	The New Notes and guarantees will be secured by first-priority liens, subject to permitted liens, on substantially all of our and our subsidiary guarantors' assets (other than inventory, accounts receivable and proceeds therefrom), including, but not limited to, the property, plant and equipment now owned or hereafter acquired by us and our subsidiary guarantors. The New Notes and guarantees will be secured by second-priority liens, subject to permitted liens, on our and our subsidiary guarantors' inventory, accounts receivable and proceeds therefrom.
Ranking	The New Notes and the guarantees will be our and our subsidiary guarantors' senior obligations and:
• will rank equally in right of payment with all of our and our subsidiary guarantors' existing and future senior indebtedness; and
• will rank senior in right of payment to all of our and our subsidiary guarantors' existing and future subordinated indebtedness.
The New Notes will be effectively subordinated to our and our subsidiary guarantors' obligations under our working capital facility to the extent of the inventory, accounts receivable and proceeds therefrom that secure those obligations on a first-priority basis.

As of May 27, 2004:
• we had $162.6 million of outstanding senior indebtedness (excluding intercompany liabilities and guarantees under the working capital facility), consisting of $162.0 million of indebtedness represented by the Notes and;
• our subsidiary guarantors had approximately $0.6 million of outstanding senior indebtedness (excluding intercompany liabilities and guarantees under the Old Notes and our working capital facility), representing the amount outstanding under our industrial revenue bond. There was no outstanding indebtedness under our working capital facility.
Optional redemption	The New Notes will be redeemable at our option, in whole or in part, at any time on or after March 15, 2007, at the redemption prices set forth in this prospectus, together with accrued and unpaid interest, if any, to the date of redemption. At any time prior to March 15, 2007, we may redeem up to 35% of the aggregate principal amount of the original principal amount of the New Notes with the proceeds of certain equity offerings at 109.750%, together with accrued and unpaid interest, if any, to the date of redemption.
Tax redemption	We may, at our option, redeem all, but not less than all, of the New Notes at any time at 100% of their aggregate principal amount, plus accrued and unpaid interest, premium, if any, and additional amounts, if any, to the redemption date, as a result of certain changes in tax law. See "Description of notes—Optional tax redemption" and "Description of notes—Payment of additional amounts."
Payment of additional amounts	In certain circumstances, if we or our subsidiary guarantors are required to make any deductions or withholding for certain present or future taxes in respect of amounts to be paid by us under the New Notes, the holders of the New Notes will be paid such additional amounts as are necessary so that the net amounts paid to the holders of the New Notes, after such deduction or withholding, will be equal to the amounts to which the indenture governing the New Notes specifies the holders are entitled. See "Description of notes—Payment of additional amounts."
Change of control	Upon the occurrence of a change of control (as defined in this prospectus), you will have the right to require us to purchase all or a portion of your New Notes at a price equal to 101% of the principal amount of the New Notes plus accrued interest.
Certain covenants	The indenture governing the New Notes will, among other things, contain covenants limiting our ability and the ability of our restricted subsidiaries to:
• incur additional debt and guarantees;
• pay dividends and repurchase our stock;

•	make other restricted payments, including without limitation, investments;
•	create liens;
•	sell or otherwise dispose of assets, including capital stock of subsidiaries;
•	enter into sale and leaseback transactions;
•	enter into agreements that restrict dividends from subsidiaries;
•	enter into transactions with our affiliates;
•	merge or consolidate or sell substantially all of our assets; and
•	enter into new lines of businesses.

Risk factors

        In evaluating an investment in the New Notes, prospective investors should carefully consider, along with the other information set forth in this prospectus, the specific factors set forth under "Risk factors" for risks involved with an investment in the New Notes.

Summary consolidated financial data

        We derived the summary financial data presented below from our financial statements. The statement of operations for fiscal years 2002, 2003 and 2004 and the balance sheet data at February 28, 2003 and February 29, 2004 presented below are derived from our audited consolidated financial statements included elsewhere in this prospectus. We derive the balance sheet data at February 28, 2002 from our audited consolidated financial statements not included elsewhere in this prospectus. We derived the statement of operations and other data presented below for the three months ended May 29, 2003 and May 27, 2004, and the balance sheet data at May 27, 2004 presented below, from our unaudited consolidated financial statements included elsewhere in this prospectus. We derived the balance sheet data at May 29, 2003 presented below from our unaudited consolidated financial statements not included elsewhere in this prospectus. Our unaudited consolidated financial statements as of and for the three months ended May 29, 2003 and May 27, 2004 include, in our opinion, all adjustments consisting of normal recurring adjustments necessary for a fair presentation of the results for those periods in accordance with accounting principles generally accepted in the United States. The results of interim periods are not necessarily indicative of results that may be expected for the full year.

        The unaudited consolidated other financial data set forth below include a calculation of EBITDA. This measure should not be construed as an alternative to our operating results or cash flows as determined in accordance with U.S. generally accepted accounting principles. Please see footnote (1) below for further discussion of this measure.

        You should read the information set forth below in conjunction with our "Management's discussion and analysis of financial condition and results of operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Fiscal year ended			Three months ended
(Dollars in thousands)	Feb. 28, 2002	Feb. 28, 2003	Feb. 29, 2004	May 29, 2003	May 27, 2004
				(unaudited)	(unaudited)
Statement of operations data:
Net sales:
Tissue segment	$109,864	$134,889	$189,744	$40,380	$55,013
Machine-glazed paper segment	96,219	97,549	100,519	23,216	23,771

Total net sales	206,083	232,438	290,263	63,596	78,784
Cost of goods sold	179,628	200,909	257,215	56,946	69,830

Gross profit	26,455	31,529	33,048	6,650	8,954
Selling, general and administrative expenses	12,948	13,171	13,100	3,040	3,623
Compensation from redemption of stock options	—	—	—	—	3,415
Accelerated vesting of stock options—noncash	—	—	—	—	241
Amortization of intangibles	1,213	128	976	186	356

Income from operations	12,294	18,230	18,972	3,424	1,319
Gain on early extinguishment of debt	13,083	11,244	—	—	—
Write-off of debt issuance costs and prepayment penalties	—	—	—	—	(3,318)
Interest expense, net	(6,919)	(2,422)	(6,103)	(1,450)	(3,890)
Net foreign currency transaction gain (loss)	—	(272)	(674)	(405)	16
Other income (expense)	(100)	(64)	103	(40)	—

Income (loss) before income tax (benefit)	18,358	26,716	12,298	1,529	(5,873)
Income tax (benefit)	842	10,989	5,151	554	(4,875)

Net income (loss)	$17,516	$15,727	$7,147	$975	$(998)

Other financial data:
Net cash provided by operating activities	$11,841	$21,312	$20,259	$915	$1,873
Net cash (used in) investing activities	(3,277)	(42,096)	(10,547)	(2,784)	(1,060)
Net cash provided by (used in) financing activities	(10,103)	16,875	(10,241)	1,493	2,012
EBITDA(1)	37,733	41,353	33,341	7,068	1,995
Depreciation and amortization	12,302	12,144	14,935	4,088	3,976
Capital expenditures	3,578	16,080	10,547	(2,784)	(1,060)
Other operational data (unaudited):
Shipments (tons):
Tissue segment	92,427	124,768	165,824	36,867	45,365
Machine-glazed paper segment	82,932	88,103	92,056	21,838	21,891

Consolidated	175,359	212,871	257,880	58,705	67,256
Balance sheet data (at end of period):
Cash and cash equivalents	$3,664	$—	$—	$—	$2,742
Total assets	137,068	186,627	187,212	187,451	192,075
Total debt	66,996	67,575	55,786	69,066	160,843
Stockholders' equity (deficit)	37,000	76,139	84,482	77,657	(13,000)

(1)
EBITDA represents earnings before interest expense, income taxes and depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by generally accepted accounting principles, or GAAP, and our calculation thereof may not be comparable to that reported by other companies. We present EBITDA because we believe that it is widely accepted that EBITDA provides useful information regarding a company's ability to service and/or incur indebtedness. This belief is based on our negotiations with our lenders who have indicated that the amount of indebtedness we will be permitted to incur will be based, in part, on our EBITDA. EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of the limitations are:

•
EBITDA does not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments;

•
EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•
EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts;

•
although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements; and

•
other companies in our industry may calculate EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using EBITDA only supplementally. See the consolidated statements of cash flow included in our financial statements included elsewhere in this prospectus. The following is a reconciliation of EBITDA to net income (loss) and net cash provided by operating activities:

	Fiscal year ended			Three months ended
(Dollars in thousands)	Feb. 28, 2002	Feb. 28, 2003	Feb. 29, 2004	May 29, 2003	May 27, 2004
				(unaudited)	(unaudited)
EBITDA	$37,733	$41,353	$33,341	$7,068	$1,995
(Add) subtract:
Interest expense	7,073	2,493	6,108	1,451	3,892
Provision for (benefit from) income taxes	842	10,989	5,151	554	(4,875)
Depreciation and amortization	12,302	12,144	14,935	4,088	3,976

Net income (loss)	17,516	15,727	7,147	975	(998)
Add (subtract):
Depreciation and amortization	12,302	12,144	14,935	4,088	3,976
Gain on early extinguishment of debt	(13,083)	(11,244)	—	—	—
Write-off of debt issuance costs	—	—	—	—	2,894
Accelerated vesting of stock options	—	—	—	—	241
Provision for deferred income taxes	643	9,347	2,821	—	—
Other non-cash charges	2,770	684	667	206	146
Net changes in working capital	(8,307)	(5,346)	(5,311)	(4,354)	(4,386)

Net cash provided by operating activities	$11,841	$21,312	$20,259	$915	$1,873

Risk factors

        You should carefully consider the following risk factors, in addition to the other information contained in this prospectus, before deciding to participate in the exchange offer.

Risks related to the exchange offer

Holders that do not exchange their Old Notes hold restricted securities.

        If you do not exchange your Old Notes for New Notes, your ability to sell your Old Notes will be restricted.

        If you do not exchange your Old Notes for New Notes in the exchange offer, you will continue to be subject to the restrictions on transfer described in the legend on your Old Notes. The restrictions on transfer of your Old Notes arise because we issued the Old Notes in a transaction not subject to the registration requirements of the Securities Act and applicable state securities laws. In general, you may only offer to sell the Old Notes if they are registered under the Securities Act and applicable state securities laws or offered or sold pursuant to an exemption from those requirements. If you are still holding any Old Notes after the expiration date of the exchange offer and the exchange offer has been consummated, you will not be entitled to have those Old Notes registered under the Securities Act or to any similar rights under the registration rights agreement, subject to limited exceptions, if applicable. After the exchange offer is completed, we will not be required, and we do not intend, to register the Old Notes under the Securities Act. In addition, if you do exchange your Old Notes in the exchange offer for the purpose of participating in a distribution of the New Notes, you may be deemed to have received restricted securities and, if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. To the extent Old Notes are tendered and accepted in the exchange offer, the trading market, if any, for the Old Notes would be adversely affected.

Holders are responsible for compliance with exchange offer procedures.

        You are responsible for complying with all exchange offer procedures. If you do not comply with the exchange offer procedures, you will be unable to obtain the New Notes.

        We will issue New Notes in exchange for your Old Notes only after we have timely received your Old Notes, along with a properly completed and duly executed letter of transmittal and all other required documents. Therefore, if you want to tender your Old Notes in exchange for New Notes, you should allow sufficient time to ensure timely delivery. Neither we nor the exchange agent has any duty to inform you of any defects or irregularities in the tender of your Old Notes for exchange. The exchange offer will expire at 5:00 p.m., New York City time, on November 4, 2004, or on a later extended date and time as we may decide. See "The exchange offer—Procedures for tendering old notes."

Requirements for transfer of New Notes.

        Even the New Notes, in your hands, may not be freely tradable.

        Based on interpretations by the staff of the Commission set forth in no-action letters issued to third parties, we believe that you may offer for resale, resell and otherwise transfer the New Notes without compliance with the registration and prospectus delivery provisions of the Securities Act, subject to certain limitations. These limitations include that you are not an "affiliate" of ours within the meaning of Rule 405 under the Securities Act, that you acquired your New Notes in the ordinary course of your business and that you are not engaging in and do not intend to engage in, and have no arrangement or understanding with any person to participate in, the distribution of your New Notes. However, we have not submitted a no-action letter to the Commission regarding this exchange offer and we cannot assure you that the Commission would make a similar determination with respect to this exchange offer. If you are an affiliate of ours, are engaged in or intend to engage in, or have any arrangement or understanding with respect to, a distribution of the New Notes to be acquired in the exchange offer, you will be subject to additional limitations. See "The exchange offer—Resales of the new notes."

Risks related to our business

The cyclical nature of the paper industry could have a material adverse effect on our business, financial condition and operating results.

        The market for tissue and other paper products is highly cyclical and sensitive to changes in general business conditions, industry capacity, consumer preferences and other factors. We have no control over these factors and they can heavily influence our financial performance.

        Beginning in 2001, prices for tissue and machine-glazed paper end products experienced significant declines. In particular, the away-from-home converted tissue products market has been adversely impacted by a generally weak economy and, specifically, reduced travel and entertainment. The prices for our products may fluctuate substantially in the future, and continued weakness in prices or downturns in market conditions could have a material adverse effect on our business, financial condition and operating results.

Our operating results depend upon our wood pulp costs. An increase in wood pulp costs could have a material adverse effect on our business, financial condition and operating results.

        Wood pulp is the principal raw material used in the manufacture of our tissue and machine-glazed paper products. It is purchased in highly competitive, price sensitive markets. We do not own or control any timberlands or chip mills or manufacture pulp at any of our facilities. Therefore, we must buy our wood pulp and other raw materials either through supply agreements or on the open spot market. We have agreements with six pulp suppliers under which we purchased 63% of our total pulp requirements for fiscal year 2004, with the last agreement expiring in December 2006. These agreements require minimum purchases at prices that are discounted from published list prices. The balance of our pulp requirements must be purchased in the open market. If any of our supply agreements were to be terminated for any reason, or not renewed upon expiration, or if market conditions were to substantially change, we may not be able to find alternative, comparable suppliers or suppliers capable of providing our wood pulp needs on terms or in amounts satisfactory to us. As a result, our business, financial condition and operating results could suffer.

        In addition, the spot market price and availability of wood pulp have at times fluctuated greatly because of weather, economic or general industry conditions. These factors can increase the price we must pay for wood pulp from our existing suppliers, any new suppliers or on the spot market. Selling prices of our products may not increase in response to raw material price increases. Our operating results may be seriously harmed if we are unable to pass raw material price increases through to our customers.

We face significant competition and additional capacity entering the market. We may not be able to compete successfully in the markets we serve, which could reduce our market share and have a material adverse effect on our business, financial condition and operating results.

        The markets in which we operate are highly competitive. We currently compete in the hard roll tissue, consumer and away-from-home converted tissue products and machine-glazed paper markets. Some of our competitors are able to produce tissue products at a lower cost than we are. Additionally, many of our competitors are large, vertically integrated companies that are more strongly capitalized than we are or have more financial resources than we do. Any of the foregoing factors may enable our competitors to better withstand periods of declining prices and adverse operating conditions in the tissue industry. In addition, changes within the paper industry, including the consolidation of our competitors and consolidation of companies in the distribution channels for our products, have occurred and may continue to occur and may have a material adverse effect on our business, financial condition and operating results.

        It is our understanding that two of our competitors have each recently added a new paper machine to their operations. These new machines will increase the production capacity in the tissue market. In addition, other new machines may be built or idle machines activated which would also add more capacity to the tissue market. Increased production capacity in the tissue market could cause an oversupply resulting in lower prices and increased competition, either of which could have a material adverse effect on our business, financial condition and operating results.

        We compete on the basis of product quality and performance, price, service, sales and distribution. Competing in our markets involves the following key risks:

  •
  our failure to anticipate and respond to changing customer preferences and demographics;

  •
  our failure to develop new and improved products;

  •
  aggressive pricing by competitors, which may force us to decrease prices in an attempt to maintain market share;

  •
  consolidation of our customer base that diminishes our negotiating leverage;

  •
  the decision by our larger customers to discontinue outsourcing the production of their products to us and to produce their products themselves;

  •
  acquisition of a customer by one of our competitors, who thereafter replaces us as a supplier for that customer; and

  •
  our failure to control costs.

        Because we do not have long-term contracts with many of our customers, these competitive factors could cause our customers to shift to other producers. Additional competition could result in lost market share or reduced prices, either of which could have a material adverse effect on our business, financial condition and operating results.

Our energy costs may be higher than we anticipated, which could have a material adverse effect on our business, financial condition and operating results.

        We spent approximately $28.9 million in fiscal year 2004 on electricity, natural gas and coal, most of which was spent on electricity. Our Mississippi and Wisconsin facilities operate in regulated energy markets. Our other four facilities operate in deregulated energy markets. If our energy costs are greater than anticipated, our business, financial condition and operating results may be materially adversely affected. Unforeseen or recurring operational problems at any of our facilities may cause significant lost production, which could have a material adverse effect on our business, financial condition and operating results. Our manufacturing process could be affected by operational problems that could impair our production capability. Each of our facilities contain complex and sophisticated machines that are used in our manufacturing process. Disruptions at any of our facilities could be caused by:

  •
  maintenance outages;

  •
  prolonged power failures or reductions, including the effect of lightning strikes on our electrical supply;

  •
  a breakdown, failure or substandard performance of any of our paper machines, converting machines or other equipment;

  •
  the effect of noncompliance with material environmental requirements or permits;

  •
  the effect of a drought or lower than expected rainfall on our water supply;

  •
  disruptions in the transportation infrastructure, including railroad tracks, bridges, tunnels or roads;

  •
  fires, floods, earthquakes or other catastrophic disasters;

  •
  labor difficulties; or

  •
  other operational problems.

        Any prolonged disruption in operations at any of our facilities could cause significant lost production, which would have a material adverse effect on our business, financial condition and operating results.

The market for our machine-glazed paper products may decline more rapidly than we anticipate, which could have a material adverse effect on our business, financial condition and operating results.

        Our machine-glazed paper products accounted for 46.7% of our net sales in fiscal year 2002, 42.0% of our net sales in fiscal year 2003, 34.6% of our net sales in fiscal year 2004 and 30.2% of our net sales for the fiscal 2005 three-month period. The North American market for light to medium weight machine-glazed paper products is declining as demand declines. If the market for machine-glazed paper products declines more rapidly than expected or if we are unable to maintain our share of the machine-glazed paper market or the prices of our machine-glazed paper products, it could have a material adverse effect on our business, financial condition and operating results.

We are dependent upon continued demand from our large customers. If we lost order volumes from any of our largest customers, our business, financial condition and operating results could be materially and adversely affected.

        Our largest customers account for a significant portion of our sales. Our 10 largest customers represented 62.9% of our sales in fiscal year 2003 and 64.4% of our sales for fiscal year 2004. Some of our large customers (including four of our 10 largest customers) have the capability of producing the products that we currently manufacture for them. The loss or significant reduction of orders from any of our 10 largest customers could have a material adverse effect on our business, financial condition and operating results.

We may not realize the expected benefits from our acquisition of the Wisconsin facility, which could have a material adverse effect on our business, financial condition and operating results.

        Before we acquired the Wisconsin facility in August 2002, the facility had been idle for approximately nine months. Our success at our Wisconsin facility will depend, in part, on our ability to fully implement our growth strategy. We may be unsuccessful in fully achieving the access to the value-added consumer and away-from-home converted tissue products market that we expect to result from the acquisition. Our efforts to implement our strategy could be affected by a number of factors beyond our control, such as increased competition, general economic conditions and regulatory developments. Any failure to effectively implement our strategy could have a material adverse effect on our business, financial condition and operating results.

Labor disputes could disrupt our business and have a material adverse effect on our financial condition and operating results.

        Approximately 63% of our active full-time employees are represented by either the Paper, Allied-Industrial, Chemical and Energy Workers International Union or Independent Paper Workers of Canada through various collective bargaining agreements that expire between February 28, 2005 and June 1, 2008. We are currently in negotiations with respect to two agreements relating to our Michigan and New York hourly workers that expired in April and May 2004 (which has been extended through

September 17, 2004), respectively. Both these facilities continue to operate under these agreements and, historically, we have not experienced any strikes or work stoppages. It is likely that our workers will seek an increase in wages and benefits at the expiration of each of these contracts.

        Although we believe that we will be successful in renegotiating these contracts, these negotiations:

  •
  may not prove successful;

  •
  may result in a significant increase in the cost of labor; or

  •
  may break down and result in the disruption of our operations.

        Any significant work stoppage or any significant increase in labor costs could have a material adverse effect on our business, financial condition and operating results.

We are subject to significant environmental, health and safety laws and regulations and compliance expenditures. The cost of compliance with, and liabilities under, such laws and regulations could materially and adversely affect our business, financial condition and operating results.

        Our business is subject to a wide range of federal, state, local and foreign general and industry specific environmental, health and safety laws and regulations, including those relating to air emissions, wastewater discharges, solid and hazardous waste management and disposal and site remediation. We are also subject to frequent inspections and monitoring by government enforcement authorities. Compliance with these laws and regulations is a significant factor in our business. From time to time, we incur significant capital and operating expenditures to achieve and maintain compliance with applicable environmental laws and regulations. Our failure to comply with applicable environmental laws and regulations or permit requirements could result in substantial civil or criminal fines or penalties or enforcement actions, including regulatory or judicial orders enjoining or curtailing operations or requiring remedial or corrective measures, installation of pollution control equipment or other actions, which could have a material adverse effect on our business, financial condition and operating results.

        Certain of our operations also require environmental permits or other approvals from governmental authorities, and certain of these permits and approvals are subject to expiration, denial, revocation or modification under various circumstances. Failure to obtain or comply with these permits and approvals, or with other environmental requirements, may subject us to civil or criminal enforcement proceedings that can lead to substantial fines and penalties being imposed against us, orders requiring us to take certain actions or temporary or permanent shutdown of our affected operations. Such enforcement proceedings could also have a material adverse effect on our business, financial condition and operating results.

        In addition, as an owner and operator of real estate, we may be responsible under environmental laws and regulations for the investigation, remediation and monitoring, as well as associated costs, expenses and third-party damages, including tort liability and natural resource damages, relating to past or present releases of hazardous substances on or from our properties. Liability under these laws may be imposed without regard to whether we knew of, or were responsible for, the presence of those substances on our property, may be joint and several, meaning that the entire liability may be imposed on each party without regard to contribution, and retroactive and may not be limited to the value of the property. In addition, we or others may discover new material environmental liabilities, including liabilities related to third-party owned properties that we or our predecessors formerly owned or operated, or at which we or our predecessors have disposed of, or arranged for the disposal of, certain materials. We may be involved in administrative or judicial proceedings and inquiries in the future relating to such environmental matters which could have a material adverse effect on our business, financial condition and operating results.

        New environmental laws or regulations (or changes in existing laws or regulations or their enforcement) may be enacted that require significant expenditures by us. If the resulting expenses significantly exceed our expectations, our business, financial condition and operating results could be materially and adversely affected.

        We are also subject to various federal, state, local and foreign requirements concerning safety and health conditions at our manufacturing facilities. We may also be subject to material financial penalties or liabilities for noncompliance with those safety and health requirements, as well as potential business disruption, if any of our facilities or a portion of any facility is required to be temporarily closed as a result of any noncompliance with those requirements. Such financial penalties or liabilities or business disruptions could have a material adverse effect on our business, financial condition and operating results.

If we are unable to implement our business strategies, our business, financial condition and operating results could be materially and adversely affected.

        Our future operating results will depend in part on the extent to which we can successfully implement our business strategies on a cost-effective basis. However, our strategies are subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. If we are unable to successfully implement our business strategies, our business, financial condition and operating results could be materially and adversely affected.

The loss of our key managers could materially and adversely affect our business, financial condition and operating results.

        Our future success depends, in significant part, upon the continued services of our management personnel. The market for qualified individuals is highly competitive and we may not be able to attract and retain qualified personnel to replace or succeed members of our senior management or other key employees, should the need arise. Therefore, the loss of services of one or more of our key senior management could materially and adversely affect our business, financial condition and operating results.

Exposure to interest rate changes and other types of capital market volatility could increase our financing costs.

        We require both short-term and long-term financing to fund our operations, including capital expenditures. We are exposed to changes in interest rates with respect to our floating rate debt (including our working capital facility) and any new debt issues. Changes in the capital markets, our credit rating or prevailing interest rates can increase or decrease the cost or availability of financing which may have an adverse effect on our financial condition and operating results. In addition, because some of our operations and sales are in international markets, we could be adversely affected by unfavorable fluctuations in foreign currency exchange rates.

Changes in the political or economic conditions in the United States, Canada and, to a lesser extent, other countries in which our products are sold, could materially and adversely affect our business, financial condition and operating results.

        We sell our products in the United States, Canada, Mexico and South America. The economic and political climate of each of these regions has a significant impact on costs, prices and demand for our products in these areas. Changes in regional economies or political stability, including acts of war or terrorism, and changes in trade restrictions or laws (including tax laws and regulations, increased tariffs or other trade barriers) can affect the cost of manufacturing and distributing our products and the price and sales volume of our products, which could materially and adversely affect our business, financial condition and operating results.

Risks relating to the Notes

Our significant debt obligations could limit our flexibility in managing our business and expose us to certain risks.

        We are highly leveraged. As of May 27, 2004, we had $162.6 million of indebtedness outstanding. In addition, we are permitted under our working capital facility and the indenture governing the Notes to incur additional debt, subject to certain limitations. Our high degree of leverage may have important consequences to you, including the following:

  •
  we may have difficulty satisfying our obligations under the Notes or other indebtedness and, if we fail to comply with these requirements, an event of default could result;

  •
  we may be required to dedicate a substantial portion of our cash flow from operations to required payments on indebtedness, thereby reducing the availability of cash flow for working capital, capital expenditures and other general corporate activities;

  •
  covenants relating to our debt may limit our ability to obtain additional financing for working capital, capital expenditures and other general corporate activities;

  •
  covenants relating to our debt may limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

  •
  we may be more vulnerable than our competitors to the impact of economic downturns and adverse developments in our business; and

  •
  we may be placed at a competitive disadvantage against any less leveraged competitors.

        The occurrence of any one of these events could have a material adverse effect on our business, financial condition, results of operations, prospects and ability to satisfy our obligations under the Notes.

We may incur additional indebtedness which could increase our risk exposure from debt.

        Subject to restrictions in the indenture governing the Notes and restrictions in our working capital facility, we may incur additional indebtedness, which could increase the risks associated with our already substantial indebtedness. We have the ability to borrow additional funds under our working capital facility, which borrowings will be secured by first-priority liens on our accounts receivable, inventory and the proceeds therefrom.

We may not be able to generate sufficient cash flows to meet our debt service obligations.

        Our ability to make scheduled payments on, or to refinance our obligations with respect to, our indebtedness, including the Notes, will depend on our financial and operating performance, which in turn will be affected by general economic conditions and by financial, competitive, regulatory and other factors beyond our control. We cannot assure you that our business will generate sufficient cash flow from operations or that future sources of capital will be available to us in an amount sufficient to enable us to service our indebtedness, including the Notes, or to fund our other liquidity needs. In addition, the guarantee of the Notes by our Canadian subsidiary will result in the inclusion of the earnings of that subsidiary in our U.S. taxable income and an increase in our U.S. income taxes that will be substantial. If we are unable to generate sufficient cash flow to satisfy our debt obligations, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments or seeking to raise additional capital. We cannot assure you that any refinancing would be possible, that any assets could be sold, or, if sold, of the timing of the sales and the amount of proceeds that may be realized from those sales, or that additional financing could be obtained on acceptable terms, if at all. Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms, would materially and adversely affect our financial condition and results of operations and our ability to satisfy our obligations under the Notes.

The Notes will be effectively subordinated to our and our subsidiary guarantors' indebtedness under our working capital facility to the extent of the value of the property securing such indebtedness on a basis senior to the Notes.

        The Notes and the guarantees will be effectively subordinated to our and our subsidiary guarantors' indebtedness under our working capital facility to the extent of the value of the inventory, accounts receivable and proceeds therefrom that secure that debt on a first-priority basis. The effect of this subordination is that upon a default in payment on, or the acceleration of, any indebtedness under our working capital facility, or in the event of our, or our subsidiary guarantors', bankruptcy, insolvency, liquidation, dissolution, reorganization or similar proceeding, the proceeds from the sale of such property will be available to pay obligations on the Notes only after all indebtedness under our working capital facility has been paid in full.

There may not be sufficient collateral to pay all or any of the Notes.

        No appraisal of the value of the collateral was made in connection with the sale of the Old Notes and the value of the collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. Consequently, liquidating the collateral securing the Notes may not produce proceeds in an amount sufficient to pay any amounts due on the Notes.

        The collateral securing the Notes is subject to first-priority liens in favor of the lenders under our working capital facility with respect to our inventory, accounts receivable and proceeds therefrom, although the holders of the Notes will have first-priority liens in their favor with respect to substantially all of our other assets. As a result, upon any distribution to our creditors, liquidation, reorganization or similar proceedings, or following acceleration of our indebtedness or an event of default under our indebtedness, the lenders under our working capital facility will be entitled to be repaid in full from the proceeds of our inventory, accounts receivable and proceeds therefrom securing the indebtedness to them before any payment is made to you from the proceeds of that collateral. On the other hand, you will be entitled to be repaid in full from the proceeds of our other property before any payment is made to the lenders under our working capital facility from the proceeds of that collateral.

        The fair market value of this collateral is subject to fluctuations based on factors that include, among others, the condition of the paper and forest products industry, the ability to sell the collateral in an orderly sale, general economic conditions, the availability of buyers and similar factors. The amount to be received upon a sale of the collateral would be dependent on numerous factors, including but not limited to the actual fair market value of the collateral at such time and the timing and the manner of the sale. By its nature, portions of the collateral may be illiquid and may have no readily ascertainable market value. In the event of a foreclosure, liquidation, bankruptcy or similar proceeding, we cannot assure you that the proceeds from any sale or liquidation of this collateral will be sufficient to pay our obligations under the Notes.

        The rights of the holders of the Notes with respect to the collateral securing the Notes will also be limited pursuant to the terms of an intercreditor agreement. Under the intercreditor agreement, the lenders under our working capital facility may, under certain circumstances, have the ability to restrict your right to proceed against the collateral.

Your rights in the collateral may be adversely affected by the failure to perfect security interests in certain collateral acquired in the future.

        Applicable law requires that certain property and rights acquired after the grant of a general security interest can only be perfected at the time such property and rights are acquired and identified. There can be no assurance that the trustee or the collateral agent will monitor, or that we will inform the trustee or the collateral agent of, the future acquisition of property and rights that constitute collateral, and that the necessary action will be taken to properly perfect the security interest in such after-acquired collateral. The collateral agent for the Notes has no obligation to monitor the acquisition of additional property or rights that constitute collateral or the perfection of any security interest in favor of the Notes against third parties.

In the event of our bankruptcy, the ability of the holders of the Notes to realize upon the collateral will be subject to certain bankruptcy law limitations.

        The ability of holders of the Notes to realize upon the collateral will be subject to certain bankruptcy law limitations in the event of our bankruptcy. Under applicable federal bankruptcy laws, secured creditors are prohibited from repossessing their security from a debtor in a bankruptcy case, or from disposing of security repossessed from such a debtor, without bankruptcy court approval. Moreover, applicable federal bankruptcy laws generally permit the debtor to continue to retain collateral even though the debtor is in default under the applicable debt instruments, provided that the secured creditor is given "adequate protection." The meaning of the term "adequate protection" may vary according to the circumstances, but is intended generally to protect the value of the secured creditor's interest in the collateral at the commencement of the bankruptcy case and may include cash payments or the granting of additional security, if and at such times as the court in its discretion determines, any diminution in the value of the collateral occurs as a result of the stay of repossession or the disposition of the collateral during the pendency of the bankruptcy case. In view of the lack of a precise definition of the term "adequate protection" and the broad discretionary powers of a U.S. bankruptcy court, we cannot predict whether payments under the Notes would be made following commencement of and during a bankruptcy case, whether or when the trustee under the indenture for the Notes could foreclose upon or sell the collateral or whether or to what extent holders of Notes would be compensated for any delay in payment or loss of value of the collateral through the requirement of "adequate protection."

Restrictive covenants in our working capital facility and the indenture governing the Notes offered hereby may restrict our ability to pursue our business strategies.

        Our working capital facility and the indenture governing the Notes offered hereby limit our ability, among other things, to:

  •
  incur additional debt and guarantees;

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  pay dividends and repurchase our stock;

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  make other restricted payments, including without limitation, investments;

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  create liens;

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  sell or otherwise dispose of assets, including capital stock of restricted subsidiaries;

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  enter into sale and leaseback transactions;

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  enter into agreements that restrict dividends from subsidiaries;

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  enter into transactions with our affiliates;

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  consolidate, merge, sell or otherwise dispose of all or substantially all of our assets; and

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  enter into new lines of businesses.

        In addition, our working capital facility includes other and more restrictive covenants and prohibits us from prepaying our other indebtedness, including the Notes, while indebtedness under our working capital facility is outstanding. The agreement governing our working capital facility also requires us, under certain circumstances, to maintain compliance with a financial leverage ratio. Our ability to comply with this ratio may be affected by events beyond our control.

        The restrictions contained in the indenture and the agreement governing our working capital facility could:

  •
  limit our ability to plan for or react to market conditions or meet capital needs or otherwise restrict our activities or business plans; and

  •
  adversely affect our ability to finance our operations, strategic acquisitions, investments or alliances or other capital needs or to engage in other business activities that would be in our interest.

        A breach of any of these restrictive covenants or our inability to comply with the required financial leverage ratio could result in a default under the agreement governing our working capital facility. If a default occurs, the lenders under our working capital facility may elect to declare all outstanding borrowings, together with accrued interest and other fees, to be immediately due and payable, which would result in an event of default under the Notes. The lenders will also have the right in these circumstances to terminate any commitments they have to provide further borrowings. If we are unable to repay outstanding borrowings when due, the lenders under our working capital facility will also have the right to proceed against the collateral granted to them to secure the indebtedness owed to them. If our obligations to repay the indebtedness under our working capital facility and the Notes were accelerated, we cannot assure you that our assets would be sufficient to repay in full such indebtedness. See "Description of notes—Ranking," "Description of notes—Certain covenants" and "Description of certain debt."

Canadian withholding tax could be imposed on certain payments made by our Canadian subsidiary under its subsidiary guarantee.

        Our Canadian subsidiary has guaranteed the Notes. In the event that our Canadian subsidiary is required to make payments under its subsidiary guarantee that relate to interest or deemed interest on the Notes, then such payments would be subject to Canadian withholding tax at the rate of 25%, unless the rate is reduced by the provisions of an applicable income tax convention. Although the terms of the indenture provide for a gross-up for any such Canadian withholding taxes, such withholding requirements could reduce the funds available to make payments to you under the subsidiary guarantee of our Canadian subsidiary.

We may not be able to repurchase the Notes upon a change of control.

        If a change of control, as defined in the indenture, occurs in the future, we will be required to make an offer to purchase all the outstanding Notes at a premium, plus any accrued and unpaid interest to the date of purchase. In such a situation, we cannot assure you that we will have enough funds to pay for all of the Notes that are tendered under any such offer. In addition, our other agreements may prohibit us from purchasing the Notes upon a change of control. If a significant amount of Notes is tendered, we will almost certainly have to obtain financing to pay for the tendered Notes; however, we cannot be sure we will be able to obtain such financing on acceptable terms, if at all. A change of control may also result in an event of default under our working capital facility and agreements governing any future indebtedness and may result in the acceleration of such indebtedness.

The subsidiary guarantees could be deemed fraudulent conveyances under certain circumstances and a court may try to subordinate or void them.

        Under various fraudulent conveyance or fraudulent transfer laws, a court could subordinate or void the subsidiary guarantees. Generally, to the extent that a court were to find that at the time one of our subsidiaries entered into a subsidiary guarantee either:

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  the subsidiary guarantor incurred the subsidiary guarantee with the intent to hinder, delay or defraud any present or future creditor or contemplated insolvency with a design to favor one or more creditors to the exclusion of others; or

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  the subsidiary guarantor did not receive fair consideration or reasonably equivalent value for issuing the subsidiary guarantee and, at the time it issued the subsidiary guarantee, the subsidiary guarantor:

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  was insolvent or became insolvent as a result of issuing the subsidiary guarantee;

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  was engaged or about to engage in a business or transaction for which the remaining assets of the subsidiary guarantor constituted unreasonably small capital; or

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  intended to incur, or believed that it would incur, debts beyond its ability to pay those debts as they matured,

        the court could avoid or subordinate the subsidiary guarantee in favor of the subsidiary guarantor's other obligations.

        Among other things, a legal challenge of a subsidiary guarantee on fraudulent conveyance grounds may focus on the benefits, if any, realized by the subsidiary guarantor as a result of the issuance of the Notes by us. To the extent a subsidiary guarantee is voided as a fraudulent conveyance or held unenforceable for any other reason, the holders of the Notes would not have any claim against that subsidiary guarantor or its assets which secure that subsidiary guarantee and would be creditors solely of us and any other subsidiary guarantors whose subsidiary guarantees are not held unenforceable.

We are controlled by Charterhouse Equity Partners III, L.P., whose interests may not be aligned with yours.

        As the controlling stockholder of our parent, Charterhouse Equity Partners III, L.P. is able to elect a majority of our board of directors, select our management team, determine our corporate and management policies and make decisions relating to fundamental corporate actions. Charterhouse Equity Partners III, L.P.'s interests may not be aligned with your interests as a holder of the Notes.

You cannot be sure that an active trading market will develop for the New Notes.

        There is no established trading market for the New Notes and we do not intend to list them on any securities exchange. Neither we nor the initial purchasers can assure you that a market for the New Notes will develop in the future. If such a market were to develop, the New Notes could trade at prices that are higher or lower than the initial price depending on many factors, including the number of holders of the New Notes, the overall market for similar securities, our financial performance and prospects and prospects for companies in our industry generally. The initial purchasers of the Old Notes have informed us that they currently intend to make a market in the New Notes. However, the initial purchasers have no obligation to do so and may discontinue making a market at any time without notice. Therefore, we cannot assure you as to the liquidity of any trading market for the New Notes. We do not intend to apply (and are not obligated to apply) for listing of the New Notes on any securities exchange or any automated quotation system.

The exchange offer

Purpose and effect of the exchange offer

        In connection with the sale of the Old Notes, we entered into a registration rights agreement with the initial purchasers, pursuant to which we agreed to file with the Commission and use our best efforts to cause to become effective a registration statement with respect to the exchange of the Old Notes for the New Notes. A copy of the registration rights agreement has been filed as an exhibit to the registration statement of which this prospectus is a part. Unless the context requires otherwise, the term "holder" means any person in whose name Old Notes are registered on the books of Cellu Tissue Holdings, Inc. or any other person who has obtained a properly completed bond power from the registered holder, or any participant in the Depository Trust Company, or DTC, whose name appears on a security position listing as a holder of Old Notes (which, for purposes of the exchange offer, include beneficial interests in the Old Notes held by direct or indirect participants in DTC and Old Notes held in definitive form).

        By tendering Old Notes in exchange for New Notes, each holder represents to us that:

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  any New Notes to be received by such holder are being acquired in the ordinary course of such holder's business;

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  such holder has no arrangement or understanding with any person to participate in a distribution (within the meaning of the Securities Act) of New Notes;

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  such holder is not an "affiliate" of Cellu Tissue Holdings, Inc. (within the meaning of Rule 405 under the Securities Act), or if such holder is an affiliate, that such holder will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable;

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  such holder has full power and authority to tender, exchange, sell, assign and transfer the tendered Old Notes;

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  we will acquire good, marketable and unencumbered title to the tendered Old Notes, free and clear of all liens, restrictions, charges and encumbrances; and

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  the Old Notes tendered for exchange are not subject to any adverse claims or proxies.

        Each tendering holder also warrants and agrees that it will, upon request, execute and deliver any additional documents deemed by us or the exchange agent to be necessary or desirable to complete the exchange, sale, assignment and transfer of the Old Notes tendered pursuant to the exchange offer. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes pursuant to the exchange offer, where such Old Notes were acquired by such broker-dealer as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. See the section "Plan of distribution."

        The exchange offer is not being made to, nor will we accept tenders for exchange from, holders of Old Notes in any jurisdiction in which the exchange offer or the acceptance of the New Notes would be in violation of the securities or blue sky laws of that jurisdiction.

Terms of the exchange offer

        We hereby offer, upon the terms and subject to the conditions described in this prospectus and in the accompanying letter of transmittal, to exchange $1,000 principal amount of New Notes for each $1,000 principal amount of Old Notes, properly tendered before the expiration date and not properly withdrawn according to the procedures described below. Holders may tender their Old Notes in whole or in part in integral multiples of $1,000 principal amount.

        The form and terms of the New Notes are the same as the form and terms of the Old Notes, except that:

  •
  the New Notes have been registered under the Securities Act and therefore are not subject to the restrictions on transfer applicable to the Old Notes; and

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  holders of New Notes will not be entitled to some of the rights of holders of the Old Notes under the Registration Rights Agreement.

        The New Notes evidence the same indebtedness as and replace the Old Notes, and will be issued pursuant to, and entitled to the benefits of, the indenture.

        The exchange offer is not conditioned upon any minimum principal amount of Old Notes being tendered for exchange. We reserve the right in our sole discretion to purchase or make offers for any Old Notes that remain outstanding after the expiration date or, as described under the heading "—Conditions to the exchange offer," to terminate the exchange offer and, to the extent permitted by applicable law, purchase Old Notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers could differ from the terms of the exchange offer. As of the date of this prospectus, $162.0 million principal amount of Old Notes is outstanding.

        Holders of Old Notes do not have any appraisal or dissenters' rights in connection with the exchange offer. Old Notes that are not tendered for, or are tendered but not accepted in connection with, the exchange offer will remain outstanding. See the section "Risk factors" under the heading "Holders are responsible for compliance with exchange offer procedures."

        If any tendered Old Notes are not accepted for exchange because of an invalid tender, the occurrence of particular other events described in this prospectus or otherwise, certificates for any such unaccepted Old Notes will be returned, without expense, to the tendering holder thereof promptly after the expiration date.

        Holders who tender Old Notes in connection with the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of the Old Notes in connection with the exchange offer. We will pay all charges and expenses, other than specified applicable taxes. See the heading "—Fees and expenses."

WE MAKE NO RECOMMENDATION TO THE HOLDERS OF OLD NOTES AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING ALL OR ANY PORTION OF THEIR OLD NOTES IN THE EXCHANGE OFFER. IN ADDITION, NO ONE HAS BEEN AUTHORIZED TO MAKE ANY SUCH RECOMMENDATION. HOLDERS OF OLD NOTES MUST MAKE THEIR OWN DECISION AS TO WHETHER TO TENDER PURSUANT TO THE EXCHANGE OFFER, AND, IF SO, THE AGGREGATE AMOUNT OF OLD NOTES TO TENDER, AFTER READING THIS PROSPECTUS AND THE LETTER OF TRANSMITTAL AND CONSULTING WITH THEIR ADVISORS, IF ANY, BASED ON THEIR FINANCIAL POSITIONS AND REQUIREMENTS.

Expiration date; extensions; amendments

        The term "expiration date" shall mean 5:00 p.m., New York City time, on November 4, 2004, unless we, in our sole discretion, extend the exchange offer, in which case the term "expiration date" shall mean the latest date and time to which the exchange offer is extended.

        In order to extend the exchange offer, we will notify the exchange agent of any extension by oral notice (confirmed in writing) or written notice and will make a public announcement thereof prior to 9:00 a.m., New York City time, on the next business day after each previously scheduled expiration date.

        We reserve the right in our sole discretion, subject to applicable law, at any time and from time to time:

  •
  to delay the acceptance of the Old Notes for exchange;

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  to terminate the exchange offer (whether or not any Old Notes have already been accepted for exchange) if we determine, in our sole discretion, that any of the events or conditions referred to under the heading "—Conditions to the exchange offer" has occurred or exists or has not been satisfied;

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  to extend the expiration date and retain all Old Notes tendered pursuant to the exchange offer, subject, however, to the right of holders of the Old Notes to withdraw their tendered Old Notes as described under the heading "—Withdrawal rights"; and

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  to waive any condition or otherwise amend the terms of the exchange offer in any respect.

        If we amend the exchange offer in a manner that we determine constitutes a material change, or if we waive a material condition of the exchange offer, we will promptly disclose such amendment by means of a prospectus supplement that will be distributed to the registered holders of the affected Old Notes, and we will extend the exchange offer to the extent required by Rule 14e-1 under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

        Any such delay in acceptance, termination, extension or amendment will be followed promptly by oral or written notice thereof to the exchange agent (any such oral notice to be promptly confirmed in writing) and by making a public announcement, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. Without limiting the manner in which we may choose to make any public announcement, and subject to applicable laws, we will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a release to an appropriate news agency.

Acceptance for exchange and issuance of New Notes

        Upon the terms and subject to the conditions of the exchange offer, we will exchange, and will issue to the exchange agent, New Notes for Old Notes validly tendered and not withdrawn (pursuant to the withdrawal rights described under the heading "—Withdrawal rights") promptly after the expiration date.

        In all cases, delivery of New Notes in exchange for Old Notes tendered and accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of:

  •
  Old Notes or a book-entry confirmation of a book-entry transfer of Old Notes into the exchange agent's account at DTC;

  •
  the letter of transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees; and

  •
  any other documents required by the letter of transmittal.

        Accordingly, the delivery of New Notes might not be made to all tendering holders at the same time, and will depend upon when Old Notes or book-entry confirmations with respect to Old Notes and other required documents are received by the exchange agent. The term "book-entry confirmation" means a timely confirmation of a book-entry transfer of Old Notes into the exchange agent's account at DTC.

        Subject to the terms and conditions of the exchange offer, we will be deemed to have accepted for exchange, and thereby exchanged, Old Notes validly tendered and not withdrawn as, if and when we give oral or written notice to the exchange agent (any such oral notice to be promptly confirmed in writing) of our acceptance of such Old Notes for exchange pursuant to the exchange offer. Our acceptance for exchange of Old Notes tendered pursuant to any of the procedures described above will constitute a binding agreement between the tendering holder and us upon the terms and subject to the conditions of the exchange offer. The exchange agent will act as agent for us for the purpose of receiving tenders of Old Notes, letters of transmittal and related documents, and as agent for tendering holders for the purpose of receiving Old Notes, letters of transmittal and related documents and transmitting New Notes to holders who validly tendered Old Notes. Such exchange will be made promptly after the expiration date of the exchange offer. If for any reason the acceptance for exchange or the exchange of any Old Notes tendered pursuant to the exchange offer is delayed (whether before or after our acceptance for exchange of Old Notes), or we extend the exchange offer or are unable to accept for exchange or exchange Old Notes tendered pursuant to the exchange offer, then, without prejudice to our rights set forth in this prospectus and in the letter of transmittal, the exchange agent may, nevertheless, on our behalf and subject to Rule 14e-1(c) under the Exchange Act, retain tendered Old Notes and such Old Notes may not be withdrawn except to the extent tendering holders are entitled to withdrawal rights as described under the heading "—Withdrawal rights."

Procedures for tendering old notes

Valid tender

        Except as set forth below, in order for Old Notes to be validly tendered pursuant to the exchange offer, either:

  •
  a properly completed and duly executed letter of transmittal (or facsimile thereof), with any required signature guarantees and any other required documents, must be received by the exchange agent at the address set forth under the heading "—Exchange agent" prior to the expiration date, and tendered Old Notes must be received by the exchange agent, or such Old Notes must be tendered pursuant to the procedures for book-entry transfer set forth below and a book-entry confirmation must be received by the exchange agent, in each case prior to the expiration date; or

  •
  the guaranteed delivery procedures set forth below must be complied with.

        If less than all of the Old Notes are tendered, a tendering holder should fill in the amount of Old Notes being tendered in the appropriate box on the letter of transmittal. The entire amount of Old Notes delivered to the exchange agent will be deemed to have been tendered unless otherwise indicated.

        If any letter of transmittal, endorsement, bond power, power of attorney or any other document required by the letter of transmittal is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, such person should so indicate when signing. Unless waived by us, evidence satisfactory to us of such person's authority to so act must also be submitted.

        Any beneficial owner of Old Notes that are held by or registered in the name of a broker, dealer, commercial bank, trust company or other nominee or custodian is urged to contact such entity promptly if such beneficial holder wishes to participate in the exchange offer.

        The method of delivery of Old Notes, the letter of transmittal and all other required documents is at the option and sole risk of the tendering holder. Delivery will be deemed made only when actually received by the exchange agent. Instead of delivery by mail, it is recommended that holders use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure timely delivery and proper insurance should be obtained. No letter of transmittal or Old Notes should be sent to Cellu Tissue Holdings, Inc. Holders may request their respective brokers, dealers, commercial banks, trust companies or nominees to effect these transactions for them.

Book-entry transfer

        The exchange agent will make a request to establish an account with respect to the applicable Old Notes at DTC for purposes of the exchange offer within two business days after the date of this prospectus. Any financial institution that is a participant in DTC's book-entry transfer facility system may make a book-entry delivery of the Old Notes by causing DTC to transfer such Old Notes into the exchange agent's account at DTC in accordance with DTC's procedures for transfers. However, although delivery of Old Notes may be effected by book-entry transfer into the exchange agent's account at DTC, the letter of transmittal (or facsimile thereof), properly completed and duly executed, any required signature guarantees and any other required documents must in any case be delivered to and received by the exchange agent at its address set forth under the heading "—Exchange agent" prior to the expiration date, or the guaranteed delivery procedure set forth below must be complied with.

DELIVERY OF DOCUMENTS TO DTC DOES NOT CONSTITUTE DELIVERY TO THE EXCHANGE AGENT.

Signature guarantees

        Old Notes need not be endorsed and signature guarantees on a letter of transmittal or a notice of withdrawal, as the case may be, are unnecessary unless: (1) the Old Notes are registered in a name other than that of the person surrendering the certificate; or (2) a registered holder completes the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" in the letter of transmittal.

        In the case of (1) or (2) above, Old Notes must be duly endorsed or accompanied by a properly executed bond power, with the endorsement or signature on the bond power and on the letter of transmittal or the notice of withdrawal, as the case may be, guaranteed by a firm or other entity identified in Rule 17Ad-15 under the Exchange Act as an "eligible guarantor institution," including (as such terms are defined therein): (a) a bank, (b) a broker, dealer, municipal securities broker or dealer or government securities broker or dealer, (c) a credit union, (d) a national securities exchange, registered securities association or clearing agency or (e) a savings association that is a participant in a Securities Transfer Association.

Guaranteed delivery

        If a holder desires to tender Old Notes pursuant to the exchange offer and the certificates for such Old Notes are not immediately available or time will not permit all required documents to reach the exchange agent before the expiration date, or the procedures for book-entry transfer cannot be completed on a timely basis, such Old Notes may nevertheless be tendered, provided that all of the following guaranteed delivery procedures are complied with:

  •
  such tenders are made by or through an eligible guarantor institution;

  •
  prior to the expiration date, the exchange agent receives from such eligible guarantor institution a properly completed and duly executed notice of guaranteed delivery, substantially in the form accompanying the letter of transmittal, setting forth the name and address of the holder of Old Notes and the amount of Old Notes tendered, stating that the tender is being made thereby and guaranteeing that within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery, all physically tendered Old Notes, in proper form for transfer, or a book-entry confirmation, as the case may be, and any other documents required by the letter of transmittal will be deposited by the eligible guarantor institution with the exchange agent. The notice of guaranteed delivery may be delivered by hand, or transmitted by facsimile or mail to the exchange agent and must include a guarantee by an eligible guarantor institution in the form set forth in the notice of guaranteed delivery; and

  •
  all tendered Old Notes, or book-entry confirmation, in proper form for transfer, together with a properly completed and duly executed letter of transmittal, with any required signature guarantees and any other documents required by the letter of transmittal, are received by the exchange agent within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery.

Determination of validity

        All questions as to the form of documents, validity, eligibility (including time of receipt) and acceptance for exchange of any tendered Old Notes will be determined by us, in our sole discretion, which determination will be final and binding on all parties. We reserve the right, in our sole discretion, to reject any and all tenders we determine not to be in proper form or the acceptance for exchange of which may, in the view of our counsel, be unlawful. We also reserve the right, subject to applicable law, to waive any of the conditions of the exchange offer as set forth under the heading "—Conditions to the exchange offer" or any defect or irregularity in any tender of Old Notes of any particular holder, whether or not similar defects or irregularities are waived in the case of other holders.

        Our interpretation of the terms and conditions of the exchange offer (including the letter of transmittal and its instructions) will be final and binding on all parties. No tender of Old Notes will be deemed to have been validly made until all defects or irregularities with respect to such tender have been cured or waived. None of Cellu Tissue Holdings, Inc., any of our affiliates, the exchange agent or any other person will be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

Resales of the New Notes

        Based on interpretations by the staff of the Commission, as set forth in no-action letters issued to third parties unrelated to us, we believe that holders of Old Notes who exchange their Old Notes for New Notes may offer for resale, resell and otherwise transfer such New Notes without compliance with the registration and prospectus delivery provisions of the Securities Act. This would not apply, however, to any holder that is a broker-dealer that acquired Old Notes as a result of market-making activities or other trading activities or directly from us for resale under an available exemption under the Securities Act. Also, resale would only be permitted for New Notes that (1) are acquired in the ordinary course of a holder's business, (2) where such holder has no arrangement or understanding with any person to participate in the distribution of such New Notes and (3) such holder is not an "affiliate" of Cellu Tissue Holdings, Inc. The staff of the Commission has not considered the exchange offer in the context of a no-action letter, and there can be no assurance that the staff of the Commission would make a similar determination with respect to the exchange offer. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes under the exchange offer, where such Old Notes were acquired by such broker-dealer as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. See the section "Plan of distribution."

Withdrawal rights

        Except as otherwise provided herein, tenders of Old Notes may be withdrawn at any time prior to the expiration date of the exchange offer. In order for a withdrawal to be effective, such withdrawal must be in writing and timely received by the exchange agent at its address set forth under the heading "—Exchange agent" prior to the expiration date. Any such notice of withdrawal must specify the name of the person who tendered the Old Notes to be withdrawn, and (if such Old Notes have been tendered) the name of the registered holder of the Old Notes as set forth on the Old Notes, if different from that of the person who tendered such Old Notes. If certificates for Old Notes have been delivered or otherwise identified to the exchange agent, the notice of withdrawal must specify the serial numbers on the particular Old Notes to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an eligible guarantor institution, except in the case of Old Notes tendered for the account of an eligible guarantor institution. If Old Notes have been tendered pursuant to the procedures for book-entry transfer set forth under the heading "Procedures for tendering old notes," the notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawal of Old Notes and must otherwise comply with the procedures of DTC. Withdrawals of tenders of Old Notes may not be rescinded. Old Notes properly withdrawn will not be deemed validly tendered for purposes of the exchange offer, but may be retendered at any subsequent time prior to the expiration date of the exchange offer by following any of the procedures described above under the heading "—Procedures for tendering old notes."

        All questions as to the validity, form and eligibility (including time of receipt) of such withdrawal notices will be determined by us, in our sole discretion, which determination will be final and binding on all parties. Neither Cellu Tissue Holdings, Inc., any of our affiliates, the exchange agent or any other person will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification. Any Old Notes that have been tendered but that are withdrawn will be returned to the holder promptly after withdrawal.

Conditions to the exchange offer

        If any of the following conditions has occurred or exists or has not been satisfied, as the case may be, prior to the expiration date, we will not be required to accept for exchange any Old Notes and will not be required to issue New Notes in exchange for any Old Notes:

  •
  a change in the current interpretation by the staff of the Commission that permits resale of New Notes as described above under the heading "—Resales of the new notes";

  •
  the institution or threat of an action or proceeding in any court or by or before any governmental agency or body with respect to the exchange offer that, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer;

  •
  the adoption or enactment of any law, statute, rule or regulation that, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer;

  •
  the issuance of a stop order by the Commission or any state securities authority suspending the effectiveness of the registration statement, or proceedings for that purpose;

  •
  failure to obtain any governmental approval that we consider necessary for the consummation of the exchange offer as contemplated hereby; or

  •
  any change or development involving a prospective change in our business or financial affairs that we think might materially impair our ability to proceed with the exchange offer.

        If we determine in our sole discretion that any of the foregoing events or conditions has occurred or exists or has not been satisfied, as the case may be, at any time prior to the expiration date, we may, subject to applicable law, at any time and from time to time, terminate the exchange offer (whether or not any Old Notes have already been accepted for exchange) or waive any such condition or otherwise amend the terms of the exchange offer in any respect. If such waiver or amendment constitutes a material change to the exchange offer, we will promptly disclose such waiver or amendment by means of a prospectus supplement that will be distributed to the registered holders of the Old Notes. In this case, we will extend the exchange offer to the extent required by Rule 14e-1 under the Exchange Act.

Exchange agent

        The Bank of New York has been appointed as the exchange agent. Delivery of the letter of transmittal and any other required documents, questions, requests for assistance and requests for additional copies of this prospectus or of the letter of transmittal should be directed to the exchange agent addressed as follows:

By facsimile (for eligible guarantor institutions only)
(212) 298-1915

Confirm by telephone:
(212) 815-3738

By hand or overnight courier, or by registered or certified mail:
The Bank of New York
Reorganization Unit
Attn: Diane Amoroso
101 Barclay Street, 7E
New York, New York 10286

DELIVERY TO OTHER THAN THE ABOVE ADDRESS OR FACSIMILE NUMBER WILL NOT CONSTITUTE A VALID DELIVERY.

Fees and expenses

        We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail. Additional solicitation may be made personally or by telephone or other means by our officers, directors or employees.

        We have not retained any dealer-manager or similar agent in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. We have agreed to pay the exchange agent reasonable and customary fees for its services and will reimburse it for reasonable out-of-pocket expenses in connection therewith. We will also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this prospectus and related documents to the beneficial owners of Old Notes, and in handling or tendering for their customers.

        Holders who tender their Old Notes for exchange will not be obligated to pay any transfer taxes in connection therewith, except that if New Notes are to be delivered to, or are to be issued in the name of, any person other than the registered holder of the Old Notes tendered, or if a transfer tax is imposed for any reason other than the exchange of Old Notes in connection with the exchange offer, then the amount of any such transfer tax (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such transfer tax or exemption therefrom is not submitted with the letter of transmittal, the amount of such transfer tax will be billed directly to such tendering holder.

Use of proceeds

        The exchange offer is intended to satisfy certain obligations of Cellu Tissue Holdings, Inc. under the registration rights agreement. We will not receive any proceeds from the issuance of the New Notes or the closing of the exchange offer.

        In consideration for issuing the New Notes as contemplated in this prospectus, we will receive in exchange an equal number of Old Notes in like principal amount. The form and terms of the New Notes are identical in all material respects to the form and terms of the Old Notes, except as otherwise described in the section "The exchange offer" under the heading "Terms of the exchange offer." The Old Notes surrendered in exchange for the New Notes will be retired and canceled and cannot be reissued.

        The net proceeds of the sale of the Old Notes were approximately $152.2 million, net of debt issuance costs of $8.0 million and original issuance discount of $1.8 million. A portion of these proceeds, along with a drawdown from the working capital facility, were used to pay off then existing debt of approximately $56.0 million. Furthermore, we used approximately $100.2 million of the proceeds to fund a stockholder's dividend to our parent to purchase certain shares of its common stock and warrants, and to fund $3.4 million of compensation resulting from the purchase of certain stock options held by employees.

Capitalization

        The following table sets forth our capitalization as of May 27, 2004. The information presented in the table below should be read in conjunction with "Use of proceeds," "Summary consolidated financial data," "Selected consolidated financial data," "Management's discussion and analysis of financial condition and results of operations" and our consolidated financial statements and the Notes thereto included elsewhere in this prospectus.

(Dollars in millions)	As of May 27, 2004
(unaudited)
Working capital facility(1)	$—
Old Notes(2)	160.2
Industrial revenue bond	0.6

Total debt	160.8
Stockholders' equity (deficit)(3)	(13.0)

Total capitalization	$147.8

(1)
Advances are available from our lender under our working capital facility in an aggregate principal amount of up to $30.0 million, subject to a borrowing base limitation based on eligible domestic inventory and receivables. As of the date of this prospectus, we had no borrowings outstanding under the working capital facility. The entire amount of $30.0 million was available to us.

(2)
Reflects the aggregate principal amount of $162.0 million of Old Notes reduced by the amount of the original issue discount of $1.8 million.

(3)
Approximately $100.2 million of the proceeds from the sale of the Old Notes was used to fund a stockholder dividend to our parent to purchase, on a pro rata basis, approximately 45.3% of (a) its outstanding common stock at a price of $9,613 per share and (b) the outstanding warrants and options to purchase its common stock and to fund approximately $3.4 million of compensation expense resulting from the purchase of the stock options held by employees. The amount paid for each warrant or option was equal to the difference between $9,613 per share minus the exercise price of the warrant or option. We retained an investment bank to provide a valuation opinion regarding the fair market value of the shares of our parent's common stock and such investment bank determined the value to be $9,613 per share. The proceeds used to fund the stockholder dividend to our parent to purchase certain of its outstanding common stock, warrants and options are not available for use in our business.

Selected consolidated financial data

        The following table contains (1) our selected consolidated statement of operations and other data for fiscal years 2002, 2003 and 2004 and our selected consolidated balance sheet data at February 28, 2003 and February 29, 2004, which have been derived from audited consolidated financial statements included elsewhere in this prospectus, (2) our selected consolidated statement of operations and other data for fiscal year 2000 and 2001 and our selected consolidated balance sheet data at February 29, 2000, February 28, 2001 and February 28, 2002, which have been derived from our audited consolidated financial statements not included elsewhere in this prospectus, (3) our selected consolidated statement of operations and other data for the three months ended May 29, 2003 and May 27, 2004 and our selected consolidated balance sheet data at May 27, 2004, which have been derived from unaudited consolidated financial statements included elsewhere in this prospectus and (4) our selected consolidated balance sheet data at May 29, 2003, which have been derived from our unaudited consolidated financial statements not included elsewhere in this prospectus. The selected consolidated financial data as of May 29, 2003 and May 27, 2004 and for the three months ended May 29, 2003 and May 27, 2004 have been derived from our unaudited consolidated financial statements and have been prepared on a basis consistent with our audited consolidated financial statements. In our opinion, such unaudited financial data reflects all adjustments, consisting of normal accruals, necessary for a fair presentation of the data in accordance with accounting principles generally accepted in the United States. Our unaudited consolidated statement of operations for the three months ended May 27, 2004 may not be indicative of the results that may be expected for the fiscal year ending February 28, 2005. You should read the information set forth below in conjunction with our "Management's discussion and analysis of financial condition and results of operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Fiscal year ended					Three months ended
(Dollars in thousands)	Feb. 29, 2000	Feb. 28, 2001	Feb. 28, 2002	Feb. 28, 2003	Feb. 29, 2004	May 29, 2003	May 27, 2004
						(unaudited)	(unaudited)
Statement of operations data:
Net sales:
Tissue segment	$96,693	$107,042	$109,864	$134,889	$189,744	$40,380	$55,013
Machine-glazed paper segment	88,449	104,725	96,219	97,549	100,519	23,216	23,771

Total net sales	185,142	211,767	206,083	232,438	290,263	63,596	78,784
Cost of goods sold	168,221	204,812	179,628	200,909	257,215	56,946	69,830

Gross profit	16,921	6,955	26,455	31,529	33,048	6,650	8,954
Income (loss) from operations	8,405	(1,049)	12,294	18,230	18,972	3,424	1,319
Net income (loss)	$(2,338)	$(11,876)	$17,516	$15,727	$7,147	$975	$(998)
Other financial data:
Net cash provided by operating activities	$11,356	$1,580	$11,841	$21,312	$20,259	$915	$1,873
Net cash provided by (used in) investing activities	16,243	(3,043)	(3,277)	(42,096)	(10,547)	(2,784)	(1,060)
Net cash provided by (used in) financing activities	5,479	6,334	(10,103)	16,875	(10,241)	1,493	2,012
Depreciation and amortization	11,114	12,414	12,302	12,144	14,935	4,088	3,976
Capital expenditures(1)	16,237	2,742	3,578	16,080	10,547	(2,784)	(1,060)
Ratio of earnings to fixed charges(2)	0.78x	0.08x	3.00x	9.01x	2.51x	1.81x	—
Balance sheet data:
Cash and cash equivalents	$953	$5,629	$3,664	$—	$—	$—	$2,742
Total assets	155,537	149,853	137,068	186,627	187,212	187,451	192,075
Total debt	124,579	120,491	66,996	67,575	55,786	69,066	160,843
Stockholders' equity (deficit)	137	(1,512)	37,000	76,139	84,482	77,657	(13,000)

(1)
Excludes capital expenditures relating to the acquisition of our Wisconsin facility in fiscal 2002.

(2)
Ratio of earnings to fixed charges includes income (loss) before income taxes, plus fixed charges, net of capitalized interest, divided by fixed charges. Fixed charges include interest costs incurred and estimated interest within rental expense. Earnings were insufficient to cover fixed charges in the fiscal 2005 three-month period (deficiency of $5,873), due to the one-time expenses associated with the note offering.

Management's discussion and analysis of financial
condition and results of operations

Overview

        We manufacture and market specialty tissue and machine-glazed paper used in the manufacture of various end products, including diapers, facial and bath tissue, assorted paper towels and food wraps. In addition, we manufacture and market a broad range of converted tissue products. Our business is comprised of two segments: tissue and machine-glazed paper. In addition, our tissue segment consists of two product lines: (1) hard roll tissue and (2) consumer and away-from-home converted tissue products. We own and operate five facilities in the United States, located in Connecticut, Michigan, Mississippi, New York and Wisconsin, and one facility located in Ontario, Canada.

        In our tissue segment, we derive our revenues from the sale of (1) tissue hard rolls sold as facial and bath tissue, napkin and paper towel stock, as well as absorbent cover stock, and (2) converted tissue products, including a variety of private label consumer and away-from-home bath and facial tissue, napkins and folded and rolled towels. We derive our revenues in our machine-glazed paper segment from the sale of (1) machine-glazed paper hard rolls to third-party converters that manufacture fast food and commercial food wrap, as well as niche market products such as gum wrappers, coffee filters, tobacco papers, wax paper and butter wraps and (2) converted wax paper products, including wet and dry wax paper, sandwich bags and wax paper. For the fiscal 2005 three-month period and fiscal year 2004, our tissue segment generated $55.0 million and $189.8 million, respectively, or approximately 69.8% and 65.4%, respectively, of our total net sales, and our machine-glazed paper segment generated $23.8 million and $100.5 million, respectively, or approximately 30.2% and 34.6%, respectively, of our net sales. For fiscal year 2003 and fiscal year 2002, our tissue segment generated net sales of $134.9 million and $109.9 million, respectively, or approximately 58.0% and 53.3%, respectively, of our net sales, and our machine-glazed paper segment generated net sales of $97.5 million and $96.2 million, respectively, or approximately 42.0% and 46.7%, respectively, of our net sales.

        We entered the consumer and away-from-home converted tissue products market following the August 2002 acquisition of our Wisconsin manufacturing and converting facility. Our Wisconsin facility has added approximately 78,000 tons of annual hard roll tissue production capacity and 11 converting lines with approximately 69,000 tons of annual converting production capacity. Sales of our converted tissue products in the consumer and away-from-home converted tissue products market generate significantly greater revenue per ton than sales of hard roll tissue. Our Wisconsin facility only began producing our full line of consumer and away-from-home converted tissue products in March 2003. For the fiscal 2005 three-month period, we produced converted tissue products at our Wisconsin facility using approximately 30% of our converting capacity. We believe that, as we increase the utilization of our converting capacity, we will increase our profits and generate higher margins on our consumer and away-from-home converted tissue products.

        Recent industry trends in the North American tissue market have lead to a highly concentrated production capacity, with 73% of North American capacity concentrated among the top three producers. From 2001 through 2003, a number of new tissue machines were brought online, resulting in a short-term oversupply situation. In addition, the emergence of Georgia-Pacific Corporation as a large new producer in the branded consumer sector has led to significant competition for market share among the three leading producers since 2001. The increased production capacity and intense competition have led to depressed pricing across most tissue products during this period. In addition, it is our understanding that two of our competitors have each recently added a new paper machine to their operations. These new machines will further increase production capacity in the tissue market.

        We believe that, among major tissue manufacturers, there is a growing trend to engage in contract manufacturing with smaller manufacturers, such as ourselves. In such instances, major corporations find it more cost-effective to outsource their manufacturing needs rather than build or rebuild paper and converting machines. We believe that we offer an alternative to various major tissue product companies by producing quality hard roll tissue and converted tissue products at attractive prices.

        An increasingly important area of the consumer market is private label tissue. According to industry estimates from 2002 to 2003, sales of private label facial, towel and bath tissue products grew faster than their branded counterparts.

        We believe that the light to medium weight machine-glazed paper market has experienced a small decline in size over the past 10 years and will continue to slowly decline. However, there have been no substantial new domestic or international entrants in the North American machine-glazed paper market in recent years, and we believe that pricing and demand for our products will be relatively stable due to the elimination of several major producers of machine-glazed paper.

        The primary component of cost of goods sold for each of our segments is pulp, which represented approximately 46%, 45%, 42% and 42% of our cost of goods sold in the fiscal 2005 three-month period, fiscal year 2004, fiscal year 2003 and fiscal year 2002, respectively. We have supply agreements with six pulp suppliers under which we purchased 63% of our total pulp requirements for fiscal year 2004, with the last agreement expiring in December 2006. These supply agreements permit us to purchase pulp at prices that are discounted from published list prices and allow us to shift a portion of our pulp purchases to the spot market to take advantage of more favorable spot market prices when such prices fall. The balance of our pulp requirements are purchased on the open market.

        Our labor, manufacturing, energy, other materials and depreciation costs in the aggregate represented approximately 54%, 55%, 58%, and 58% of our cost of goods sold for the fiscal 2005 three-month period, fiscal year 2004, fiscal year 2003 and fiscal year 2002, respectively. Those costs are broken down as follows: (1) wages and benefits made up approximately 10%, 10%, 11% and 9% for the fiscal 2005 three-month period, fiscal year 2004, fiscal year 2003 and fiscal year 2002, respectively; (2) manufacturing overhead represented approximately 18%, 19%, 20% and 22% for the fiscal 2005 three-month period, fiscal year 2004, fiscal year 2003 and fiscal year 2002, respectively; (3) energy costs represented approximately 11%, 11%, 12% and 11% for the fiscal 2005 three-month period, fiscal year 2004, fiscal year 2003 and fiscal year 2002, respectively; (4) other materials (including chemicals, wax, dye and packaging) represented approximately 10%, 9%, 9% and 10% for the fiscal 2005 three-month period, fiscal year 2004, fiscal year 2003 and fiscal year 2002, respectively; and (5) depreciation represented approximately 5% in the fiscal 2005 three-month period and approximately 6% in each of fiscal year 2004, fiscal year 2003 and fiscal year 2002.

        We have collective bargaining agreements with the Paper, Allied—Industrial, Chemical and Energy Workers International Union in each of our Michigan, New York and Wisconsin facilities covering 450 of our hourly employees. In addition, we have a collective bargaining agreement with Independent Paperworkers of Canada covering 113 hourly employees in our Ontario facility. Our agreements relating to our Wisconsin and Ontario hourly workers will expire on June 1, 2008 and February 28, 2005, respectively. In addition, we are currently in negotiations with respect to our agreements relating to our Michigan and New York hourly workers that expired in April and May 2004 (which has been extended through September 17, 2004), respectively. Both these facilities continue to operate under these agreements and, historically, we have not experienced any strikes or work stoppages. Our total healthcare benefit expenses increased 38% in fiscal year 2004, compared to the same period in the prior fiscal year. This increase is primarily attributable to the growth in headcount at our Neenah, Wisconsin facility. We currently anticipate that our healthcare benefit costs will increase approximately 27% for fiscal year 2005 compared to fiscal year 2004.

        We satisfy all of our energy requirements through purchases of natural gas (other than for our Michigan facility) and electricity from local utility companies. We have entered into six natural gas delivery contracts, one for each of our six facilities. The majority of each facility's natural gas requirements is provided at fixed rates pursuant to the terms of that facility's contract, with the balance purchased by each facility on the open market. The gas delivery contracts are due to expire between

September and November 2004. We intend to renew each of these contracts prior to expiration. At our Michigan facility, our power boilers generate most of our energy requirements through the use of coal, with the balance being supplied through the purchase of natural gas by contract.

Results of operations

        The following table sets forth certain sales and operating data for our business segments for the periods indicated:

				Three months ended
	Fiscal year ended
(Dollars in millions)				May 29, 2003	May 27, 2004
	Feb. 28, 2002	Feb. 28, 2003	Feb. 29, 2004
Net sales:
Tissue segment	$109.9	$134.9	$189.8	$40.4	$55.0
Machine-glazed paper segment	96.2	97.5	100.5	23.2	23.8

Total	$206.1	$232.4	$290.3	$63.6	$78.8

Gross profit:
Tissue segment	$11.8	$16.9	$21.1	$4.0	$6.2
Machine-glazed paper segment	14.7	14.6	11.9	2.6	2.8

Total	$26.5	$31.5	$33.0	$6.6	$9.0

Percentage of net sales:
Tissue segment	53.3%	58.0%	65.4%	63.5%	69.8%
Machine-glazed paper segment	46.7%	42.0%	34.6%	36.5%	30.2%

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Gross margin:
Tissue segment	10.7%	12.5%	11.1%	10.0%	11.3%
Machine-glazed paper segment	15.3%	14.9%	11.8%	11.2%	11.8%

Total	12.9%	13.6%	11.4%	10.5%	11.4%

Shipments (tons):
Tissue segment	92,427	124,768	165,824	36,867	45,365
Machine-glazed paper segment	82,932	88,103	92,056	21,838	21,891

Total	175,359	212,871	257,880	58,705	67,256

Three months ended May 27, 2004 (the fiscal year 2005 three-month period) compared to the three months ended May 29, 2003 (the fiscal 2004 three-month period)

        Net sales.    Net sales for the fiscal year 2005 three-month period increased approximately $15.2 million, or 23.9%, to $78.8 million from $63.6 million for the fiscal 2004 three-month period. For the fiscal 2005 three-month period, we sold 67,256 tons of tissue and machine-glazed products, compared to 58,705 tons sold in the fiscal 2004 three-month period. Approximately $10.9 million of the increase in net sales and 89% of the increase in tons sold are attributable to our Wisconsin facility, which we acquired in August 2002.

        Net sales for our tissue segment for the fiscal 2005 three-month period increased approximately $14.6 million, or 36.2%, to $55.0 million from $40.4 million for the fiscal 2004 three-month period. The increase in net sales for the tissue segment is primarily attributable to the increase in net sales for our Wisconsin facility, which we acquired in August 2002. For the fiscal 2005 three-month period, we sold 45,365 tons of tissue, compared to 36,867 tons sold in the fiscal 2004 three-month period. As discussed elsewhere in this prospectus, part of our growth strategy is to increase production of our higher-margin converted tissue products and we expect that our Wisconsin facility will continue to contribute an increasing portion of our results of operations.

        Net sales for our machine-glazed paper segment for the fiscal 2005 three-month period increased approximately $0.6 million, or 2.4%, to $23.8 million from $23.2 million for the fiscal 2004 three-month period. For the fiscal 2005 three-month period, we sold 21,891 tons of combined hard roll machine-glazed paper and converted wax paper products, compared to 21,838 tons sold for the fiscal 2004 three-month period. For the fiscal 2005 three-month period, we had approximately $2.5 million more in net sales of machine-glazed paper hard rolls (primarily due to increased productivity and sales at our Mississippi and Ontario facilities) and approximately $1.9 million less in net sales of converted wax paper products.

        Gross profit.    Gross profit for the fiscal 2005 three-month period increased approximately $2.4 million, or 34.7%, to $9.0 million from $6.6 million for the fiscal 2004 three-month period. Gross profit as a percentage of net sales increased to 11.4% in the fiscal 2005 three-month period from 10.5% in the fiscal 2004 three-month period. The increase in gross profit in the fiscal 2005 three-month period was attributable to an improvement in product mix, net price and increased sales volume. This increase was partially offset by a rise in cost of goods sold due to increased pulp and energy costs.

        Gross profit for our tissue segment for the fiscal 2005 three-month period increased approximately $2.2 million, or 52.5%, to $6.2 million from $4.0 million for the fiscal 2004 three-month period. Gross profit as a percentage of net sales for our tissue segment increased to 11.3% in the fiscal 2005 three-month period from 10.0% in the fiscal 2004 three-month period. This increase was due to an improvement in product mix and growth in our converting operations at our Wisconsin facility.

        Gross profit for our machine-glazed paper segment for the fiscal 2005 three-month period increased approximately $0.2 million, or 7.1%, to $2.8 million from $2.6 million for the fiscal 2004 three-month period. The increase in gross profit was attributable to manufacturing expense reductions and volume growth, which more than offset increases in pulp and utility costs. Gross profit as a percentage of net sales for our machine-glazed paper segment increased to 11.8% in the fiscal 2005 three-month period from 11.2% in the fiscal 2004 three-month period.

        Selling, general and administrative expenses.    Selling, general and administrative expenses for the fiscal 2005 three-month period increased approximately $0.6 million, or 19.2%, to $3.6 million from $3.0 million for the fiscal 2004 three-month period. This increase was primarily attributable to increased medical costs and additional staffing requirements. We anticipate increases in selling, general and administrative expenses for the year ending February 28, 2005 related to achieving and maintaining compliance with required SEC rules and regulations. See "—Liquidity and capital resources." As a percentage of net sales, selling, general and administrative expenses decreased to 4.6% in the fiscal 2005 three-month period, from 4.8% in the fiscal 2004 three-month period.

        Compensation from the redemption of stock options and accelerated vesting of stock options.    In connection with the sale of the Old Notes, the vesting of unvested stock options to purchase common stock of our parent was accelerated and certain stock options were redeemed. Accordingly, per Accounting Principles Board Opinion No. 25 and FASB Interpretation No. 44 we incurred approximately $3.7 million of compensation expense for the fiscal 2005 three-month period, of which $3.4 million related to compensation from the redemption and $0.3 million related to the accelerated vesting. We may need to recognize additional expense should management's estimate of the number of employees that will actually benefit from the accelerated vesting of the options need to be adjusted. Management will update its estimate each reporting period and adjust the total expense recognized until the original vesting period associated with the options has expired.

        Write-off of debt issuance costs and prepayment penalties.    A portion of the proceeds of the sale of the Old Notes, along with a drawdown from the working capital facility, were used to pay off existing debt of $56.0 million in March of 2004. As a result of the extinguishment of debt, approximately $2.9 million of debt issuance costs (non-cash) previously capitalized were written off for the fiscal 2005 three-month period. In addition, we incurred approximately $0.4 million in prepayment penalties for the same period.

        Interest Expense.    Interest expense for the fiscal 2005 three-month period increased approximately $2.4 million to $3.9 million from $1.5 million for the fiscal 2004 three-month period. This increase was largely due to increased long-term debt resulting from the sale of the Old Notes in the fiscal 2005 three-month period.

        Income tax (benefit) expense.    We recognized an 83% income tax benefit for the fiscal 2005 three-month period compared to a 36% income tax expense for the fiscal 2004 three-month period. The 83% effective rate is based on our projected fiscal year 2005 pre-tax income and expected book-to-tax permanent differences. That benefit primarily relates to deferred debt issuance costs amortizable for book purposes and stock compensation (related to the redemption of and accelerated vesting of stock options as discussed above) expensed for book purposes, but anticipated to be non-deductible for tax purposes. Although we incurred a loss in the fiscal 2005 three-month period, and therefore recognized a tax benefit, we anticipate that we will have taxable income for the fiscal year ending February 28, 2005 and, accordingly, recognize tax expense for the year.

        Net (loss) income.    We experienced a net loss of approximately $1.0 million for the fiscal 2005 three-month period, compared to net income of $1.0 million for the comparable period in the prior year. As discussed above, net loss for this period includes the following: (i) a $3.7 million ($0.6 million after tax) charge related to compensation from redemption of certain stock options and accelerated vesting of unvested stock options; (ii) a $3.3 million ($0.6 million after tax) charge related to the write-off of debt issuance costs and prepayment penalties; and (iii) $3.9 million ($0.7 million after tax) of interest expense in the fiscal 2005 three-month period compared to $1.5 million ($0.9 million after tax) in the fiscal 2004 three-month period.

Fiscal year ended February 29, 2004 (fiscal year 2004) compared to fiscal year ended February 28, 2003 (fiscal year 2003)

        Net sales.    Net sales for fiscal year 2004 increased approximately $57.9 million, or 24.9%, to $290.3 million from $232.4 million for fiscal year 2003. For fiscal year 2004, we sold 257,880 tons of tissue and machine-glazed products, compared to 212,871 tons sold in the fiscal year 2003. Approximately $45.6 million of the increase in net sales and 91.7% of the increase in tons sold are attributable to our Wisconsin facility, which we acquired in August 2002.

        Net sales for our tissue segment for fiscal year 2004 increased approximately $54.9 million, or 40.7%, to $189.8 million from $134.9 million for fiscal year 2003. For fiscal 2004 year, we sold 165,824 tons of tissue, compared to 124,768 tons sold in fiscal year 2003. The increase in net sales for our tissue segment was primarily attributable to (i) the sale of additional hard rolls and converted tissue products following the acquisition of our Wisconsin facility and (ii) converted premium facial tissue product sold by our New York facility that was converted by a third-party converter. In addition, for fiscal year 2004, sales of converted facial tissues, one of our value-added, higher margin products, produced at our Wisconsin facility accounted for approximately 58% of our net sales in the consumer and away-from-home converted tissue product line.

        Net sales for our machine-glazed paper segment for fiscal year 2004 increased approximately $3.0 million, or 3.1%, to $100.5 million from $97.5 million for fiscal year 2003. For fiscal year 2004, we sold 92,056 tons of combined hard roll machine-glazed paper and converted wax paper products, compared to 88,103 tons sold for fiscal year 2003. For fiscal year 2004, we increased our net sales of machine-glazed paper hard rolls (primarily due to increased productivity and sales at our Mississippi and Ontario facilities) and decreased our net sales of converted wax paper products. The decrease in our wax converting business included the loss of sales to a major customer that began producing dry wax converting products on its own.

        Gross profit.    Gross profit for fiscal year 2004 increased approximately $1.5 million, or 4.8%, to $33.0 million from $31.5 million for fiscal year 2003. The increase in gross profit in fiscal year 2004 was attributable to increased sales volume and an improvement of sales mix. This increase was partially offset by a rise in cost of goods sold due to an average pulp price increase of approximately $51 per ton for fiscal year 2004 compared to fiscal year 2003. Gross profit as a percentage of net sales decreased to 11.4% in fiscal year 2004 from 13.6% in fiscal year 2003 due to our ramp-up of the Wisconsin facility and margin pressure attributable to rising pulp costs.

        Gross profit for our tissue segment for fiscal year 2004 increased approximately $4.2 million, or 24.9%, to $21.1 million from $16.9 million for fiscal year 2003. Gross profit as a percentage of net sales for our tissue segment decreased to 11.1% in fiscal year 2004 from 12.5% in fiscal year 2003. This decrease was due to increased costs during the ramp-up of our Wisconsin facility. We expect margins at our Wisconsin facility to improve as our utilization of converting capacity increases.

        Gross profit for our machine-glazed paper segment for fiscal year 2004 decreased approximately $2.7 million, or 18.5%, to $11.9 million from $14.6 million for fiscal year 2003. The decrease in gross profit was attributable in part to an increase in pulp costs, which has a greater impact on our machine-glazed paper segment than our tissue segment. In general, machine-glazed paper products are sold into commodity markets where it is more difficult for us to pass cost increases through to the customer. Gross profit as a percentage of net sales for our machine-glazed paper segment decreased to 11.8% in fiscal year 2004 from 14.9% in fiscal year 2003 due largely to rising pulp costs as described above.

        Selling, general and administrative expenses.    Selling, general and administrative expenses for fiscal year 2004 decreased approximately $0.1 million, or 1.0%, to $13.1 million from $13.2 million for fiscal year 2003. As a percentage of net sales, selling, general and administrative expenses for fiscal year 2004 were 4.5% compared to 5.7% for fiscal year 2003.

        Interest expense.    Interest expense for fiscal year 2004 increased approximately $3.6 million to $6.1 million from $2.5 million for fiscal year 2003. This increase was largely due to a restructuring of our then existing credit facility in September 2001. As a result of the restructuring, no interest expense with respect to the credit facility was recognized in fiscal year 2003 until we refinanced the restructured credit facility in September 2002. See "Liquidity and capital resources."

Fiscal year ended February 28, 2003 (fiscal year 2003) compared to fiscal year ended February 28, 2002 (fiscal year 2002)

        Net sales.    Net sales for fiscal year 2003 increased approximately $26.3 million, or 12.8%, to $232.4 million from $206.1 million for fiscal year 2002. For fiscal year 2003, we sold 212,871 tons of tissue and machine-glazed paper products, compared to 175,359 tons sold for fiscal year 2002. Approximately $21.8 million of the increase in net sales and 72.0% of the increase in tons sold is attributable to our acquisition of the Wisconsin facility in August 2002.

        Net sales for our tissue segment for fiscal year 2003 increased approximately $25.0 million, or 22.7%, to $134.9 million, from $109.9 million for fiscal year 2002. For fiscal year 2003, we sold 124,768 tons of tissue in the tissue segment, compared to 92,427 tons sold in fiscal year 2002. The increase in net sales for our tissue segment was primarily attributable to increased sales volume from the Wisconsin facility as described above. We did not derive any material revenue from sales of our converted tissue products during fiscal year 2003.

        Net sales for our machine-glazed paper segment for fiscal year 2003 increased approximately $1.3 million, or 1.4%, to $97.5 million from $96.2 million in fiscal year 2002. For fiscal year 2003, we sold 88,103 tons of hard roll machine-glazed paper and converted wax paper products, compared to

82,932 tons sold in fiscal year 2002. The increase in net sales was due to a 6.2% increase in sales volume, offset by a 4.6% decrease in the average price per ton sold resulting from a decrease in pulp prices. Our price per ton decreased because we were required to "pass through" a portion of the pulp price decrease to our customers.

        Gross profit.    Gross profit for fiscal year 2003 increased approximately $5.0 million, or 19.2%, to $31.5 million from $26.5 million for fiscal year 2002. Gross profit as a percentage of net sales increased to 13.6% in fiscal year 2003 from 12.9% in fiscal year 2002 due in part to a decrease in manufacturing costs of approximately 8% in fiscal year 2003 compared to fiscal year 2002. These cost reductions included a decrease in the cost of raw materials and controllable manufacturing costs.

        Gross profit for the tissue segment in fiscal year 2003 increased approximately $5.1 million, or 43.2%, to $16.9 million from $11.8 million in fiscal year 2002. Our gross profit increased primarily due to increased sales volume in our hard roll tissue product line of 30,182 tons. Gross profit as a percentage of net sales for our tissue segment increased to 12.5% in fiscal year 2003 from 10.7% in fiscal year 2002 as a result of the cost reductions described above.

        Gross profit for our machine-glazed paper segment in fiscal year 2003 remained relatively stable with a slight decrease of $0.1 million, or 0.7%, to $14.6 million from $14.7 million for fiscal year 2002. Gross profit as a percentage of net sales for our machine-glazed paper segment decreased to 14.9% in fiscal year 2003 from 15.3% in fiscal year 2002 as selling prices declined faster than pulp and cost decreases.

        Selling, general and administrative expenses.    Selling, general and administrative expenses in fiscal year 2003 increased approximately $0.3 million, or 1.7%, to $13.2 million from $12.9 million in fiscal year 2002. This increase was attributable in part to (1) costs associated with the formalization of our management information services department ($0.2 million); (2) an increase in sales and management personnel with respect to our acquisition of the Wisconsin facility in August 2002 ($0.3 million); and (3) an increase in bonuses paid in connection with meeting specified goals relating to cost reductions for fiscal year 2003 ($0.3 million). The increase in selling, general and administrative expenses was partially offset by a payment of $60,000 by one of our customers relating to $284,000 of accounts receivable that had been written off in the previous year.

        Interest expense.    Interest expense in fiscal year 2003 decreased approximately $4.6 million, or 64.8%, to $2.5 million from $7.1 million in fiscal year 2002. The decrease was largely due to a restructuring of our then existing credit facility in September 2001. As a result of the restructuring, no interest expense with respect to the credit facility was recognized in fiscal year 2002 after the restructuring until after we refinanced the restructured credit facility in September 2002. See "Liquidity and capital resources."

Liquidity and capital resources

        Our principal liquidity requirements are to service our debt and meet our working capital, tax and capital expenditure needs. Our total debt at May 27, 2004 was $162.6 million. Although we expect to be able to meet our liquidity requirements for the foreseeable future through cash provided by operations, the proceeds of the sale of the Old Notes and borrowings available under our working capital facility, we cannot assure you that this will be the case. See "Risk factors—Risks related to the Notes."

        On September 28, 2001, we restructured our then existing debt. In connection with the 2001 restructuring, 15,368 shares of newly authorized common stock were issued to Charterhouse Group, Inc., or Charterhouse, and certain of its affiliates for $18.5 million in cash, which amount was used to partially repay our then existing debt. Charterhouse indirectly controls our parent. In the 2001 restructuring, of the remaining $105.9 million of our debt (1) $70.0 million was converted into Term A, B and C loans with maturity dates ranging from August 31, 2005 to August 31, 2006, (2) approximately $33.4 million was cancelled and (3) warrants were issued to the lenders exercisable for 10% of the common stock of our parent, on a fully diluted basis, in lieu of repayment of $2.6 million. Additional warrants exercisable for an additional 5% of the common stock of our parent, on a fully diluted basis, were to be issued to the lenders unless the debt was fully repaid by April 1, 2004. Our restructured credit facility also provided for revolving lines of credit, expiring August 31, 2005, with maximum borrowings of up to $5.0 million. As required by Financial Accounting Standards Board, or FASB, Statement No. 15, we recognized a gain of $13.2 million. This gain was the result of the cancellation of $33.4 million of debt, reduced by $16.5 million which represented the future interest payments on the restructured debt and further reduced by $3.7 million of expenses relating to the restructuring. These future interest payments were recorded as a liability on our balance sheet as "accrued interest on restructured obligations" and amortized as actual interest payments on the restructured debt were made. As a result, no interest expense from these future interest payments was recognized for income statement purposes from the September 28, 2001 restructuring until our refinancing on September 30, 2002 (described below). In connection with our refinancing on September 30, 2002, the term loans and revolving lines of credit entered into in the 2001 restructuring were extinguished. As a result, the additional warrants were never issued to the lenders. See Note 8 to consolidated financial statements.

        On September 30, 2002, we refinanced our restructured credit facility. In connection with our refinancing, all existing term loans and revolving lines of credit entered into in connection with the 2001 restructuring were extinguished. At the same time, we entered into a credit facility with a group of lenders. The facility was comprised of Term A and B loans, each for $20.0 million, a Term C loan for $15.0 million and a revolving line of credit of up to $30.0 million. We used a portion of the proceeds from the sale of the Old Notes to repay all outstanding balances under this credit facility.

        Simultaneously with the consummation of the sale of the Old Notes, we entered into a working capital facility having a term of three years, subject to a one-year extension at our option. Advances are made available from the lender in an aggregate principal amount of up to $30.0 million, subject to a borrowing base limitation based on eligible inventory and accounts receivable. Interest accrues on borrowings under our working capital facility at floating rates equivalent to, in the case of U.S. dollar loans, the JPMorgan Chase Bank prime rate of interest in effect from time to time plus 0.50% or LIBOR (London Interbank Offered Rate) plus 2.75%, or, in the case of Canadian dollar loans, the Canadian Imperial Bank of Commerce prime rate of interest in effect from time to time plus 1.20% or the "BA Rate" (CDOR (Canadian Dollar Offered Rate) plus 0.10%) plus 2.95%. Beginning after fiscal year 2005, interest rates may go up or down by as much as 0.5%, depending upon our financial results. As of May 27, 2004, we have no borrowings outstanding under our working capital facility. See "Description of certain debt—Working capital facility."

        Net cash provided by operations was $1.9 million for the fiscal 2005 three-month period, compared to $0.9 million for the fiscal 2004 three-month period. The fiscal 2005 three-month period includes significant non-cash items of $2.9 million for the write-off of debt issuance costs and $0.3 million related to accelerated vesting of stock options, both of which are related to the sale of the Notes completed in the 2005 fiscal three-month period. Non-cash items for the fiscal 2005 three-month period (excluding the $2.9 million and $0.3 million) were $4.1 million compared to $4.3 million for the comparable period in the prior year. Cash flows used by changes in working capital were $4.4 million for the fiscal 2005 three-month period, consistent with the prior year. Cash provided by changes in accounts receivable and inventory was $3.0 million for the fiscal 2005 three-month period compared to cash used of $7.0 million for the comparable period in the prior year. This improvement is attributable primarily to a shorter collection period on accounts receivable and continued focus on inventory levels. Cash used by changes in prepaid expenses and other current assets was $4.7 million for the fiscal 2005 three-month fiscal period compared to cash provided of $0.1 million for the comparable period in the prior year. The fluctuation is primarily attributable to the significant income tax benefit generated in the 2005 three-month period as described above. Cash used by changes in cash overdraft, accounts payable, accrued expenses, accrued interest and income taxes for the fiscal 2005 three-month fiscal period was $2.7 million compared to cash provided of $2.1 million for the comparable period in the prior year. The fluctuation is primarily due to the increase in accrued interest based on the timing of interest payments relating to the Notes.

        Net cash provided by operations was $20.3 million for fiscal year 2004, $21.3 million for fiscal year 2003 and $11.8 million for fiscal year 2002. The decrease in cash provided by operations for fiscal year 2004 compared to fiscal year 2003 was due primarily to a decrease in deferred income tax adjustment offset by an increase in depreciation and amortization for fiscal year 2004. The increase for fiscal year 2003 compared to fiscal year 2002 was primarily due to an improvement in accounts payable management of $23.1 million, partially offset by increased accounts receivable and inventory growth in the amount of $19.5 million.

        Net cash provided by financing activities for the fiscal 2005 three-month period was $2.0 million compared to $1.5 million for the fiscal 2004 three-month period. For the fiscal 2005 three-month period, proceeds from the sale of the Old Notes in the amount of $160.2 million (net of $1.8 million of original issue discount) were offset by (i) net payments on long-term debt and the then existing revolving line of credit in the amount of $43.8 million and $11.0 million, respectively; (ii) a stockholder dividend to our parent in the amount of approximately $100.2 million to fund the purchase of certain shares of its common stock and warrants, and to fund $3.4 million of compensation resulting from the redemption of certain stock options to purchase common stock of our parent; (iii) prepayment penalties of $0.4 million; and (iv) payment of fees and expenses related to the sale of the Old Notes in the amount of $6.2 million.

        Net cash used in financing was $10.2 million for fiscal year 2004; net cash provided by financing for fiscal year 2003 was $16.9 million; and net cash used in financing for fiscal year 2002 was $10.1 million. Net cash used for financing for fiscal year 2004 was primarily attributable to payments of $9.0 million on our then existing Term A and B loans and $250,000 on our industrial revenue bond, partially offset by borrowings under our then existing revolving line of credit of $2.5 million. Net cash provided by financing in fiscal year 2003 was attributable to our 2002 refinancing. The increase in net cash provided by financing in fiscal year 2003 compared to fiscal year 2002 was primarily due to the 2002 refinancing, partially offset by refinancing costs of our then existing debt. Net cash used for financing for fiscal year 2002 was primarily attributable to payments of $24.9 million on our then existing Term A, B and C loans and debt restructuring costs of $3.7 million, partially offset by $18.5 million attributable to 15,368 shares of our parent's common stock issued to Charterhouse and certain affiliates with respect to the September 2001 debt restructuring.

        Net cash used in investing activities was $1.1 million in the fiscal 2005 three-month period, $2.8 million in the fiscal 2004 three-month period, $10.5 million in fiscal year 2004, $42.1 million in fiscal year 2003 and $3.3 million in fiscal year 2002. The decrease in net cash used in investing activities in the 2005 fiscal year three-month period compared to the fiscal 2004 three-month period reflects the level of capital spending in the fiscal 2005 three-month period compared to the same period in the prior year. The decrease in net cash used in investing activities for fiscal year 2004 as compared to fiscal year 2003 was attributable in large part to the acquisition of our Wisconsin facility and related equipment in August and September 2002. The increase in net cash used in investing activities for fiscal year 2003 as compared to fiscal year 2002 was attributable to the acquisition of our Wisconsin facility and related equipment.

        We anticipate increased expenses related to achieving and maintaining compliance with required SEC rules and regulations and requirements under the Sarbanes-Oxley Act of 2002 once the registration statement, of which this prospectus forms a part, has been declared effective by the SEC. These expenses include, but are not limited to, costs associated with the creation of disclosure controls and procedures, internal control over financial reporting and compliance with periodic filing requirements.

Capital spending summary

        The following table illustrates capital expenditures (excluding capital expenditures relating to the acquisition of our Wisconsin facility in fiscal year 2003) by category for each of fiscal year 2002, fiscal year 2003 and fiscal year 2004:

	Fiscal year ended
	Feb. 28, 2002	Feb. 28, 2003	Feb. 29, 2004
Total expenditures (in millions of dollars)	$3.6	$16.1	$10.5
Percentage of expenditures:
Cost improvement	38%	36%	37%
Capacity	32%	0%	0%
Acquisition/growth	0%	54%	32%
Business requirements	30%	7%	26%
Environmental	0%	3%	5%

Total	100%	100%	100%

        We have increased capital expenditures since fiscal year 2002 to support ongoing cost savings programs (cost improvements) and growth in our manufacturing capacity. We have concentrated the growth in our manufacturing capacity in fiscal years 2003 and 2004 on our converting operations at our Wisconsin facility for the production of value-added converted tissue products. We anticipate approximately $10.0 million in capital expenditures in each of the next five years.

Contractual obligations

        At May 27, 2004, our material obligations under firm contractual arrangements, including commitments for future payments under long-term debt arrangements, operating lease arrangements and other long-term obligations, are summarized below.

	Cash payments due by period
(Dollars in thousands)	Total	Less than 1 year	1-3 years		3-5 years		More than 5 years
Long-term debt obligations	$162,000	$—	$		$		$162,000
Operating lease obligations	11,047	3,010		4,612		3,425	—
Purchase obligations	134,683	67,814		66,869		—	—
Obligations under IRB	570	270		300		—	—
Other long-term liabilities reflected on balance sheet under GAAP	—	—		—		—	—

Total	$308,300	$71,094		$71,781		$3,425	$162,000

Net operating loss carryforwards

        At February 29, 2004, we had state net operating loss carryforwards, or NOLs, of approximately $5,639,000, which begin to expire in 2011, and foreign net operating loss carryforwards of approximately $3,086,000, which begin to expire in 2006. At February 29, 2004 and February 28, 2003, we had recorded a valuation allowance for the amount of the foreign NOLS. We currently anticipate fully utilizing our state and foreign NOLs prior to their expiration.

        In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, we believe it is more likely than not that we will realize the benefits of these deductibles differences, net of valuation allowances provided.

Quantitative and qualitative disclosures about market risk

        We are exposed to certain market risks, including interest rate risk. Risk exposures relating to interest rates are summarized below. This information should be read in connection with the consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

Interest rate management

        We manage interest costs using a combination of fixed and variable rate debt. Concurrently with the sale of the Old Notes, we entered into a working capital facility. Advances are available from our lender in an aggregate principal amount of up to $30.0 million. Interest will accrue on borrowings under our working capital facility at floating rates equivalent to, in the case of U.S. dollar loans, the JPMorgan Chase Bank prime rate of interest in effect from time to time plus 0.50% or LIBOR (London Interbank Offered Rate) plus 2.75%, or, in the case of Canadian dollar loans, the Canadian Imperial Bank of Commerce prime rate of interest in effect from time to time plus 1.20% or the "BA Rate" (CDOR (Canadian Dollar Offered Rate) plus 0.10%) plus 2.95%. Beginning after fiscal year 2005, interest rates may go up or down by as much as 0.5%, depending upon our financial results. As of May 27, 2004, we had no borrowings outstanding under our working capital credit facility. See "Description of certain debt—Working capital facility." In addition, we maintain an industrial revenue bond, or IRB, payable in annual installments with interest ranging from 4.8% to 6.65%. The IRB is due on December 10, 2007. As of May 27, 2004, the remaining balance under the IRB was approximately $570,000.

Recent accounting pronouncements

        In January 2003, the Financial Accounting Standards Board, or FASB, issued FASB Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities." FIN 46 requires an investor with a majority of the variable interests in a variable interest entity to consolidate the entity and also requires majority and significant variable interest investors to provide certain disclosures. In December 2003, the FASB revised FIN 46, delaying the effective dates for certain entities created before February 1, 2003, and making other amendments to clarify application of the guidance. For potential variable interest entities other than any special purpose entities, the revised FIN 46 is now required to be applied no later than the end of the first fiscal year or interim reporting period ending after March 15, 2004. As required, we implemented FIN 46 in the quarter ended May 27, 2004. The adoption of FIN 46 did not have a material impact on our financial position as of May 27, 2004 or on the results of operations for the fiscal 2005 three-month period.

        In May 2003, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." SFAS No. 150 establishes standards for classification and measurement in the statement of financial position of certain financial instruments with characteristics of both liabilities and equity. It requires classification of financial instrument that is within its scope as a liability or an asset in some circumstances. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and, otherwise, is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a material impact on our financial position as of May 27, 2004 or on the results of operations for fiscal year 2004 and the fiscal 2005 three-month period.

Critical accounting policies

Revenue recognition

        Sales are made to customers primarily located throughout North America. We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collectibility is reasonably assured. Revenue is recognized from product sales when title and risk of loss has passed to the customer consistent with the related shipping terms, generally at the time products are shipped. Certain sales have freight on board destination terms, in which case revenue is recognized when the product is received by the customer. We record a provision for estimated sales returns and other allowances as a reduction of revenue at the time of revenue recognition.

Goodwill

        Effective March 1, 2002, we adopted SFAS No. 142, "Goodwill and Other Intangible Assets." Under SFAS No. 142, goodwill and intangible assets with indefinite useful lives are no longer amortized. Instead, we evaluate the carrying value of long lived assets for impairment at least annually, or whenever indicators of impairment are deemed to exist. Impairment losses are recognized in operating results in the period the impairment is recognized. We performed the initial impairment test upon adoption of SFAS No. 142 and again as of February 28, 2003 and February 29, 2004. There was no impairment as of any of these dates. There were no indicators of impairment during fiscal year 2003, fiscal year 2004 or the fiscal 2005 three-month period that required us to evaluate impairment at any interim dates.

Stock based compensation

        We account for stock options using the intrinsic value method under Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." This method does not recognize compensation expense for stock options granted under our stock option plan, if the exercise price is at least equal to the fair market value of our common stock, as determined by our Board of Directors, at the date granted. Stock based compensation costs for stock awards are reflected in net income over the awards' vesting period.

Income taxes

        We recognize deferred tax assets and liabilities for expected future tax consequences of events that have been included in the financial statements or income tax returns. Under this methodology, deferred tax assets and liabilities are determined based on the difference between the financial statements and the tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Business combinations

        We apply the guidance of SFAS No. 141, "Business Combinations," to all business combinations. Accordingly, purchase consideration paid is allocated to the assets acquired based on determined fair values. Any purchase consideration paid in excess of the fair value of the net assets acquired is capitalized as goodwill, and accounted for in accordance with SFAS No. 142.

Business

Company overview

        We manufacture and market a variety of specialty tissue hard rolls and machine-glazed paper used in the manufacture of various end products, including diapers, facial and bath tissue, assorted paper towels and food wraps. In addition, we produce a variety of converted tissue products. Our customers include all of the major North American producers of branded and unbranded disposable consumer absorbent and tissue products for the personal and health care markets; consumer and away-from-home tissue products companies; national and regional tissue products distributors; and third-party converters who sell their products to food, bakery and confections companies. We service a diverse group of high-quality customers, with four of our top 10 customers belonging to the Fortune 150 group of companies. During the three months ended May 27, 2004, or the fiscal 2005 three-month period, we sold 67,256 tons of tissue and machine-glazed paper products, generating net sales of $78.8 million. For fiscal year ended February 29, 2004, or fiscal year 2004, we sold 257,880 tons of tissue and machine-glazed paper products, generating net sales of $290.3 million. For fiscal year 2004, we derived approximately 55% of our sales from products for which we believe we are the number one or number two producer by sales in North America.

        Our business is comprised of two segments: tissue and machine-glazed paper. We own and operate six strategically located manufacturing facilities with an aggregate annual production capacity of approximately 267,000 tons of tissue and machine-glazed paper hard rolls, currently consisting of approximately 180,000 tons of tissue hard roll production capacity and approximately 87,000 tons of machine-glazed paper hard roll production capacity. In addition, our tissue converting equipment and machine-glazed paper converting equipment currently have annual converting production capacities of approximately 69,000 and 29,000 tons, respectively.

        Tissue.    Our tissue segment consists of two product lines: (1) hard roll tissue and (2) consumer and away-from-home converted tissue products. During the fiscal 2005 three-month period, our tissue segment generated net sales of $55.0 million, or approximately 69.8% of our net sales, and 68.9% of our gross margin. For fiscal year 2004, our tissue segment sold 165,824 tons of tissue, generating net sales of $189.8 million, or approximately 65.4% of our net sales, and 63.8% of our gross margin.

        Hard roll tissue.    We produce tissue hard rolls at all of our facilities other than our Michigan facility. Our hard roll tissue is sold as facial and bath tissue, napkin and paper towel stock, as well as absorbent cover stock. We manufacture our hard roll tissue with a variety of pulps and recycled fibers and produce hard roll tissue to our customers' specifications by controlling such attributes as brightness, absorbency, bulk, strength, porosity and color. In addition, we produce our absorbent cover stock in a variety of weights and widths for sale to consumer products companies or third-party converters. Our customers then print, cut and process our absorbent cover stock hard rolls to be used in the manufacture of a variety of disposable absorbent products in the personal and health care markets, such as diapers, adult incontinence and feminine care products, surgical waddings and other medical and sanitary disposable products. We also sell our absorbent cover stock to manufacturers of absorbent bed pads, disposable infant bibs and disposable absorbent pet products.

        We ship in excess of 50% of our hard roll tissue as facial and bath tissue, napkin and paper towel stock to third-party converters and the balance as absorbent cover stock to third-party converters and consumer products companies.

        Consumer and away-from-home converted tissue.    We convert consumer and away from home tissue products at our Wisconsin facility. Our converted tissue products include a variety of private label consumer and away-from-home bath and facial tissue, napkins and folded and rolled towels. We manufacture our converted tissue products according to our customers' specifications for weight, softness, size, colors, prints, embossing patterns, grade, fold, package configuration and price. We believe that all of our products are recognized for their softness, strength and absorbency. We offer a complete range of converted facial tissue products as well as dispenser, dinner, cocktail and luncheon napkins. In addition, we ship a full line of bath tissue products, in both jumbo and standard roll bath sizes, and a full line of consumer and away-from-home towel formats. We sell our converted tissue products to regional and national distributors for the private label products market and to large consumer products companies who outsource a portion of their manufacturing needs to us and sell our converted tissue products under their own controlled or private label brands.

        We entered the consumer and away-from-home converted tissue products market following our August 2002 acquisition of a previously idle manufacturing and converting facility in Wisconsin. We began manufacturing at our Wisconsin facility in August 2002 and began producing our full line of converted tissue products by March 2003. We have significantly increased the sales of products from the Wisconsin facility since its acquisition.

        Machine-glazed paper.    We produce machine-glazed paper hard rolls at our Michigan, Mississippi and Ontario facilities in a variety of weights, widths and surface characteristics. Machine-glazed paper is tissue paper with a glazed coating and, in some cases, other moisture and grease resistant coatings. We sell approximately 80% of our machine-glazed paper hard rolls to third-party converters that manufacture fast food and commercial food wrap, as well as niche market products such as gum wrappers, coffee filters, tobacco papers, wax paper and butter wraps. We use the balance of our machine-glazed paper hard rolls at our Michigan facility to produce converted wax paper products, including wet and dry wax paper, sandwich bags and microwavable wax paper. During the fiscal 2005 three-month period, our machine-glazed paper segment sold machine-glazed paper hard rolls and converted wax paper products, generating net sales of $23.8 million, or approximately 30.2% of our net sales, and 31.1% of our gross margin. The majority of our converted wax paper products manufactured at the Michigan facility is sold as branded products to a single customer. For fiscal year 2004, our machine-glazed paper segment sold 92,056 tons of machine-glazed paper hard rolls and converted wax paper products, generating net sales of $100.5 million, or approximately 34.6% of our net sales, and 36.2% of our gross margin.

        We were incorporated in Delaware in 1984. At the time of our incorporation, we acquired the assets of our Connecticut facility and, in 1995, we purchased our Mississippi facility. Throughout 1998, we acquired the assets of each of our Michigan, New York and Ontario facilities and, in 2002, we purchased our Wisconsin facility.

Business strengths

        Increased net sales and profitability potential in our converting business.    We entered into the consumer and away-from-home converted tissue products market following the August 2002 acquisition of our Wisconsin manufacturing and converting facility and related equipment for approximately $30.0 million. We believe that the Wisconsin facility is an efficient, low-cost producer of converted tissue products such as bath and facial tissue, napkins and folded and rolled towels. The facility includes five light dry crepe paper machines with approximately 78,000 tons of annual tissue production capacity and 11 converting lines with approximately 69,000 tons of annual converting capacity. In addition, the facility includes a complete distribution center with fully automated unitizing and wrapping capacities. Sales of our converted tissue products in the consumer and away-from-home converted tissue products market generate significantly greater revenue per ton than sales of hard roll tissue. For the fiscal 2005 three-month period, we produced converted tissue products at our Wisconsin facility using approximately 30% of our converting capacity. We believe that as we increase the utilization of our converting capacity, we will increase our profits and generate higher margins on our consumer and away-from-home converted tissue products.

        Low cost manufacturing operations.    Our strategic manufacturing facility locations and flexible production capacity, combined with our relatively low overhead costs, contribute to our competitive position in the marketplace. We believe that our Wisconsin facility acquired in August 2002 is a low cost tissue production facility and will help us continue to improve our competitive position. In addition, since 2001, we have established ongoing cost-saving investments and productivity improvement initiatives.

        Leading market positions.    Approximately 55% of our sales for fiscal year 2004 were derived from products for which we believe that, based on internally generated data, we are the number one or number two producer by sales in North America. We believe that: (1) we are the market leader in the production of absorbent cover stock, which represented approximately 20% of our sales for fiscal year 2004 and approximately 95% of the North American market demand for this product and (2) we are the second largest seller of light to medium weight machine-glazed paper in North America, which represented approximately 35% of our sales for fiscal year 2004. We believe that we will be able to maintain our leading market positions because: (1) the machines at our Connecticut and New York facilities are better equipped and uniquely suited to produce the customer preferred narrow width and high porosity tissue sheets for absorbent cover stock as compared to the larger paper machines employed by major manufacturers of hard roll tissue; (2) we have strengthened our top tier position in the machine-glazed paper market primarily as the result of our low-cost manufacturing capabilities and our diverse end-markets; and (3) we have expanded our customer base by producing high-quality products and by selling our products into multiple markets.

        Diversified and high-quality customer base.    We sell to a highly diversified customer base, thereby reducing our dependence on any single customer, with no single customer representing more than 15% of our sales for fiscal year 2004. Our customers include leading branded and private label tissue products companies, tissue and machine-glazed paper converters, distributors of tissue products, fast food restaurants and third-party converters who sell their products to food, bakery and confections companies. Notably, our customers include all of the major producers in North America of branded and unbranded disposable consumer absorbent and tissue products for the personal and health care markets and four of our top 10 customers are Fortune 150 companies.

        Experienced and incentivized management team.    We are managed by an experienced team of executive officers that have an average of over 19 years of experience in the paper products industry. Russell C. Taylor has been our president and chief executive officer since 2001 and has over 24 years of industry experience. Prior to coming to our company, he was a senior executive at Kimberly-Clark Corporation, a leading personal care consumer products company. Mr. Taylor leads a team of senior executives with expertise in the paper and paper products industry and proven management and strategic experience. As of July 31, 2004, our management team as a whole beneficially owned approximately 12.3% of the common stock of our parent, on a fully-diluted basis.

Business strategy

        Our overall strategy is to increase net sales, optimize our product mix and lower costs to enhance our position within the paper industry. We intend to implement this strategy through our five key initiatives set forth below:

        Maximize utilization of our converting capacity.    Our Wisconsin facility only began producing our full line of consumer and away-from-home converted tissue products in March 2003. For the fiscal 2005 three-month period, we utilized approximately 30% of our Wisconsin facility's 69,000 ton annual converting capacity, generating net sales of $8.0 million. As part of our growth strategy, we intend to continue to increase the production of converted tissue products across our 11 converting lines by expanding our customer base for our consumer and away-from-home converted tissue products. Toward that end, we intend to continue promoting our "customer delight" program, producing quality products at competitive prices and building on past relationships with customers in our hard roll tissue products line. Currently, we are expanding our dedicated sales force in the consumer and away-from-home converted tissue products market to capitalize on these opportunities. As a result, we believe that we can increase the utilization of the converting capacity at our Wisconsin facility.

        Continue to develop our "customer delight" program.    We continually strive to establish and maintain excellent relationships with our customers by providing a high level of customer service and technical support. We focus on critical factors such as competitive pricing, product quality, on-time deliveries and complete shipments. In addition, we provide a full line of products designed to meet the various needs of each of our customers. Our manufacturing process is tailored to our customers' specifications and allows us to offer them flexibility in price, grade, softness, package configuration and size. For example, our products can be manufactured completely with virgin pulp (for premium products) or recycled fiber (for value products) or any combination thereof. We believe that our high-quality customer service and technical support have helped us develop and maintain long-term relationships with our customers that represent a majority of our sales.

        Continue to reduce manufacturing costs.    We continually seek out opportunities to contain and reduce our costs more effectively. As part of our cost management strategy, we benchmark our machines and manufacturing operations against certain world class levels, including those of leading paper manufacturers. Our benchmarking is applied by business sector and by type of machine on a monthly and year-to-date basis. We review metrics such as total machine efficiency, fiber loss and waste percentage, tons produced per machine per person per year, fixed and variable costs per ton produced and total energy per ton produced. We use our benchmarking analyses to help us allocate our strategic capital and non-capital investments in order to reduce our manufacturing costs most effectively. For example, between September 2002 and September 2003, we reduced employee headcount at five of our facilities by a total of 59 employees, or 7% of our entire work force, without any decrease in production level, quality or customer service. In addition, our cost management strategy focuses on reducing variable costs through increased operating efficiencies and reduced energy consumption, and allows us to better manage our costs and lessen the impact of fiber price cyclicality.

        Continue our pulp cost management strategy.    Since 2001, we have developed and implemented a pulp cost management strategy that has been highly effective in reducing our pulp costs. In general, pulp is purchased in highly competitive, price sensitive markets. The market price and availability of wood pulp have at times fluctuated greatly due to weather, economic or general industry conditions. As part of our pulp cost management strategy, we have supply agreements with various pulp suppliers on favorable terms, with the last agreement expiring in December 2006. These supply agreements enabled us to purchase 63% of our total pulp requirements for fiscal year 2004 at pulp prices below published list prices, and allow us to shift a portion of our pulp purchases to the spot market to take advantage of more favorable spot market prices when such prices fall. We believe that these supply agreements provide us with significant protection against the risk of fluctuating pulp costs and offer a substantial savings from purchasing pulp on the spot market during periods of tight supply. In addition, we believe that we are one of the top five purchasers of pulp by volume in North America.

        Increase higher margin contract and private label manufacturing sales. A portion of our sales within our tissue segment is generated through various contract manufacturing arrangements for both our hard roll tissue and converted tissue products. Increasingly, major tissue paper manufacturers are outsourcing a portion of their production needs to smaller tissue paper manufacturers, such as ourselves. In addition, many retailers are seeking additional suppliers for their private and controlled label converted tissue product needs. In certain instances, industry leaders have reduced their capacity or determined not to build or rebuild costly paper and converting machines. We have been effective in offering these major tissue product companies an alternative by producing quality hard roll tissue and converted tissue products at attractive prices. This growing trend toward increased contract manufacturing represents a unique opportunity for us to supply major tissue product companies with volume that they no longer wish to produce themselves.

Industry overview

        The following industry information, including market size, net sales, product mix and growth rates, is derived from our internal assessments, which are based on a variety of sources, including publicly available data and information obtained from customers, other industry sources and management estimates.

Tissue paper

        Tissue paper is used primarily in products such as bath and facial tissue, napkins and paper towels. North America is the largest regional market for tissue with annual sales of approximately $15.0 billion. Measured by sales of converted tissue products, approximately 41% of the tissue market is bath tissue, with paper towels, napkins, facial tissue and other products accounting for 32%, 14%, 7% and 6%, respectively. Tissue is a stable consumer product whose growth rate has historically been in line with the growth rate of gross domestic product. Demand for tissue is more closely associated with population growth than with swings in economic activity and, as a result, the market for tissue paper is generally less cyclical than for other segments of the paper industry. Tissue is sold into two key market sectors: (1) the consumer sector and (2) the commercial and industrial "away-from-home" sector. In general, consumer tissue products are sold to grocery stores, mass merchandisers, warehouse club stores and drugstores for direct purchase by the consumer, either as branded products or private label products. Away-from-home tissue products are usually sold to paper, food service and janitorial supply distributors, which resell these products for use in hotels, restaurants, factories, schools, office buildings and other commercial, government and industrial institutions. In North America, approximately 60% of tissue produced is sold through consumer channels and approximately 40% is sold through away-from-home channels.

        North American tissue capacity was approximately 8.9 million tons in 2003, while North American shipments were approximately 7.8 million tons, implying an operating rate of approximately 88%. Unlike other paper products that are more easily shipped, tissue is a national or even regional business, with limited import/export trade flow. Tissue does not ship well because it is voluminous and easily damaged in transit. High quality tissue is made from virgin pulp, while lower quality tissue may be made from either virgin pulp or recycled fiber. Across the spectrum of personal care products, the manufacturing of tissue is among the most capital intensive, which provides an inherent constraint among industry participants to allocate additional capital towards tissue production and acts as a barrier to entry for potential new entrants.

        Currently, concentration in the North American tissue market is quite high, with 73% of capacity concentrated among the top three producers. There has been a steady consolidation of the U.S. tissue industry in recent years. Georgia-Pacific Corporation and Kimberly-Clark Corporation, the number one and two producers, respectively, have led this trend with Georgia-Pacific Corporation's acquisition of Fort James Corporation in 2000 and Kimberly-Clark Corporation's acquisition of Scott Paper Company in 1995.

        An increasingly important area of the consumer market is private label tissue. According to industry estimates, from 2002 to 2003, sales of private label facial, towel and bath tissue products grew faster than their branded counterparts.

        The period from 2001 through 2004 has been characterized by tougher-than-normal operating conditions for the tissue industry in North America. A number of new tissue machines were brought online during this period and the absorption of this incremental capacity has created a short-term oversupply situation. In addition, the emergence of Georgia-Pacific Corporation as a large new producer in the branded consumer sector has led to significant competition for market share among the three leading producers since 2001. The increased production capacity and intense competition have led to depressed pricing across most tissue products during this period.

Machine-glazed paper

        Machine-glazed paper represents a different, and much smaller, market than tissue. To manufacture machine-glazed paper, heavy wet crepe tissue paper is finished over heated rolls and various moisture resistant and grease resistant coatings are applied. End markets for machine-glazed paper include fast food and commercial food wrap as well as niche market products such as gum wrappers, coffee filters, tobacco papers, wax paper and butter wraps. We believe the light to medium weight machine-glazed paper market has experienced a small decline in size over the past 10 years and will continue to slowly decline. However, because of the (1) breadth of product offerings, (2) high level of service required to effectively meet customer needs, (3) significant required investments in facilities, equipment and local inventories and (4) slowly declining market demand, there have been no substantial new domestic or international entrants in the North American machine-glazed paper market in recent years. We believe that pricing and demand for our products will be relatively stable due to the elimination of several major producers of machine-glazed paper.

Manufacturing

        We own and operate five manufacturing facilities located in the United States and one manufacturing facility located in Ontario, Canada. We produce hard roll tissue at our Connecticut, Mississippi, New York, Ontario and Wisconsin facilities for sale to consumer products companies and third-party converters and for use in the production of converted tissue products at our Wisconsin facility. We produce machine-glazed paper at our Michigan, Mississippi and Ontario facilities in a variety of specialty hard rolls. We also produce converted wax paper products at our Michigan facility.

        Our hard roll tissue manufacturing process begins with wood pulp or recycled fiber. These raw materials typically are pulped in large blenders or pulpers and moved via networks of pipes and pumps to a tissue machine where sheets of tissue paper are formed according to customer or grade specifications. The tissue paper is then drawn through the machine and formed on wires as it travels through various press rolls. Once the sheets are formed, they are transferred to a dryer section of the machine that dries the tissue. Following the drying process, the tissue paper is removed from the drying cylinders and wound into hard roll tissue. Hard roll tissue is either used internally for our converting operations at our Wisconsin facility or sold to consumer products companies and third-party converters. We undergo a similar process at each of our Michigan, Mississippi and Ontario facilities in our machine-glazed paper operations, which are designed to produce machine-glazed paper hard rolls.

        Our converting process at our Wisconsin facility involves loading hard roll tissue onto converting machines which unwind, perforate, emboss and print tissue as needed. The converting machines then roll or fold the processed tissue into converted tissue products, such as bath or facial tissue, napkins or paper towels. Similarly, our converting operations at our Michigan facility are designed to convert our machine-glazed paper hard rolls into converted wax paper products.

        The following table illustrates the annual hard roll production capacity at each of our manufacturing facilities based on current utilization and the type of products produced at each of such facilities:

	Total hard roll capacity (tons per year)	Hard roll tissue	Hard roll machine-glazed paper	Tissue converting	Machine-glazed paper converting
Connecticut	29,000	X
Michigan	33,000		X		X
Mississippi	49,000	X	X
New York	31,000	X
Ontario	48,000	X	X
Wisconsin	78,000	X		X

Connecticut facility

        Our Connecticut facility is a 59,000 square foot facility located in East Hartford, Connecticut. The facility consists of two paper machines, each of which produces dry creped tissue that is used by consumer products companies and third-party converters in the manufacture of disposable baby diapers, adult incontinence products, surgical waddings and disposable bibs. The tissue paper is produced with 100% virgin pulp to insure absolute cleanliness. For fiscal year 2004, both machines in the aggregate produced approximately 27,400 tons of hard roll tissue with an annual production of 29,000 tons. In addition, our Connecticut facility has the capacity to produce base sheets for facial and bath tissue, napkins and paper towel products.

Michigan facility

        Our Michigan facility is a 397,000 square foot complex located along Lake Michigan's Bay of Green Bay in the City of Menominee. The facility consists of a paper machine for the manufacture of machine-glazed paper hard rolls and 20 converting line operations for both wet and dry wax papers. We believe that this facility is a highly efficient, low-cost producer of machine-glazed paper hard rolls which are used by third-party converters to make food packaging, wrapping, laminating and moisture resistant and grease resistant paper products. A portion of the machine-glazed paper hard rolls produced at the Michigan facility is converted through our converting equipment into converted wax paper products, including wet and dry wax paper, sandwich bags and microwavable wax paper. The majority of our converted wax paper products manufactured at the Michigan facility is sold as branded products to the facility's largest customer. For fiscal year 2004, the facility produced approximately 32,600 tons of machine-glazed paper hard rolls, with an annual production capacity of 33,000 tons, and approximately 10,400 tons of converted wax paper products, with an annual production capacity of 29,000 tons.

Mississippi facility

        Our Mississippi facility is located in Wiggins, Mississippi. Our facility complex consists of a 163,200 square foot manufacturing and warehousing facility in addition to a 6,800 square foot office. The facility is in close proximity to major interstate highways and a railroad, with a rail spur that runs directly to the facility. In addition, the facility is strategically located near the Mississippi gulf coast and three major seaports, including the Port of Gulfport, from each of which we ship our exports. Our Mississippi facility is centrally located between Atlanta and Dallas, thereby allowing for optimal service to many of our key customers.

        Our manufacturing facilities at the Mississippi facility consists of two paper machines. One machine produces machine-glazed paper hard rolls for food packaging, wrapping, laminating and moisture resistant and grease resistant paper products. For fiscal year 2004, that machine produced approximately 28,200 tons of machine-glazed paper hard rolls, with an annual production capacity of 28,000 tons. The tons produced in fiscal year 2004 exceeded our annual production capacity as a result of a favorable product mix for that period. The second machine produces dry creped paper that is used in the diaper and hygiene products market. In addition, it produces tissue, napkin and towel roll stock. For fiscal year 2004, that machine produced approximately 20,400 tons of hard roll tissue with an annual production capacity of 21,000 tons.

New York facility

        Our New York facility is a 242,000 square foot complex located in Gouverneur, New York. It consists of two light dry creped paper machines, each of which produces a variety of specialty tissue products, such as personal hygiene grades, medical and surgical drapes, face mask wadding, filtration grades and tissues used in the personal care markets. In addition, the facility produces flexographic printed (a lower-cost, lower resolution graphic) colored napkins for the party goods industry and premium facial tissue. The facility is in close proximity to major interstate highways and a railroad, with a rail spur that runs directly to the facility. For fiscal year 2004, the facility produced in the aggregate approximately 29,100 tons of hard roll tissue with an annual production capacity of 31,000 tons. Beginning in fiscal year 2004, our New York facility began to outsource a certain portion of its hard roll tissue to a third-party converter to produce converted premium facial tissue product which is then sold by our New York facility. For fiscal year 2004, the facility sold 3,986 tons of converted premium facial tissue product converted by the third-party converter.

Ontario facility

        Our Ontario facility is a 236,000 square foot complex located in St. Catharines, Ontario, Canada. The facility consists of three types of machines: through-air dried, machine-glazed and machine-finished. All three of these types of machines have color capability.

        Our through-air dried machine produces highly absorbent bulky sheets in basis weights from nine to 25 pounds used in the manufacture of folded and rolled towels, facial and bath tissue, napkins and absorbent tissues. Our machine-glazed machine produces high-glazed sheets in basis weights between 10 and 35 pounds. The machine-glazed paper produced is used for foil laminating, poly coating, waxing, printing and sheeting applications and is sold to third-party converters for a variety of applications in the quick service food industry and to manufacture niche market products such as gum wrappers, tobacco papers and butter wraps. Our machine-finished machine produces wax paper base stock and wet creped tissue used in the manufacture of coffee filters, masking tape and washroom towel base papers. All of the products manufactured at our Ontario facility are produced in jumbo rolls and sold to North American converters for further processing. For fiscal year 2004, the facility produced approximately 21,600 tons of hard roll tissue and 26,600 tons of machine-glazed paper hard rolls with an annual production capacity of 48,000 tons.

Wisconsin facility

        Our Wisconsin facility is a 1.2 million square foot facility located in Neenah, Wisconsin. We acquired this facility in August 2002 and added converting capacity to the facility subsequent to its acquisition. The facility currently consists of five light dry creped paper machines with up to 78,000 tons of annual hard roll tissue production capacity and 11 converting lines with approximately 69,000 tons of annual converting capacity. A complete distribution center with fully automated unitizing and wrapping capabilities is located adjacent to the facility. This facility produces converted tissue products such as facial and bath tissue, napkins and paper towels, as well as unconverted hard roll tissue, and enables us to offer our customers flexibility in the price, grade, softness, package configuration and size of our products. For example, our products can be manufactured completely with virgin pulp (for premium products) or recycled fiber (for value products) or any combination thereof. Our machines have color and multi-ply capacity. The facility contains full-width Bretting M-fold towel, kitchen roll towel and napkin machines. We also utilize a multi-fold facial line. For fiscal year 2004, the facility produced in the aggregate approximately 71,500 tons of hard roll tissue and converted tissue products.

        The facility is in close proximity to major interstate highways and supports a rail spur that runs directly to the facility. In addition, the facility enjoys a strategic geographic advantage in servicing the midwestern U.S. markets.

Raw material and energy sources and supply

        The primary raw material used in our various facilities is wood pulp (both virgin pulp and recycled fiber). Other costs include natural gas, electricity and, in our Michigan facility, coal. We have entered into agreements with six pulp suppliers to purchase up to 63% of our total pulp requirements for fiscal year 2004, with the last agreement expiring in December 2006. These agreements require minimum purchases at prices that are discounted from published list prices, and allow us to shift a portion of our pulp purchases to the spot market to take advantage of more favorable spot market prices when such prices fall. The balance of our pulp requirements is purchased on the open market. We satisfy all of our energy requirements through purchases of natural gas (other than for our Michigan facility) and electricity from local utility companies. We have entered into six natural gas delivery contracts, one for each of our facilities. The majority of each facility's natural gas requirements is provided at fixed rates, pursuant to the terms of that facility's contract, with the balance purchased by each facility on the open market. The gas delivery contracts are due to expire between September and November 2004. We intend to renew each of these contracts prior to expiration. At our Michigan facility, our power boilers generate most of our energy requirements through the use of coal, with the balance being supplied through the purchase of natural gas by contract.

Sales and customer support

Tissue

        Hard roll tissue.    At five of our facilities, our sales group sells our hard roll tissue to consumer products companies and third-party converters. We employ eight full-time employees in the hard roll tissue sector sales and marketing group. In addition, we employ six quality control managers to provide our customers with additional technical and troubleshooting services. Currently, we are expanding the role of our sales force which previously focused exclusively on hard roll tissue sales to focus additional efforts on the sale of consumer and away-from-home converted tissue products.

        Consumer and away-from-home converted tissue.    At our Wisconsin facility, we have a dedicated sales group for our converted tissue products. We sell our converted tissue products to a variety of industry customers, directly to end-users or to distributors which in turn sell to end-users. Our sales group for our converted tissue products consists of six full-time employees and three quality control managers.

Machine-glazed paper

        Our sales group sells our machine-glazed paper in a variety of specialty hard rolls from each of our Michigan, Mississippi and Ontario facilities. In addition, at our Michigan facility, our sales group sells converted wax paper products. The products manufactured in our machine-glazed paper segment are sold to third-party converters, consumer products companies and, in certain instances, directly to distributors. We employ nine full-time employees in our machine-glazed paper segment to sell both specialty hard rolls and converted wax paper products and four quality control managers.

Competition

        The hard roll tissue market and consumer and away-from-home converted tissue products market are highly competitive and are dominated by a number of large, international corporations, as well as smaller, regional corporations. Among the larger corporations, there is a growing trend to engage in contract manufacturing with smaller, more cost-effective manufacturers, such as ourselves. In such instances, major corporations find it more cost-effective to outsource their manufacturing needs rather than build or rebuild paper and converting machines or increase their production capacity. We believe that we offer an alternative to various major corporations by producing quality hard roll tissue and converted tissue products at attractive prices.

        We also compete in the machine-glazed paper market. Our primary competitors in this market are large, international corporations.

        In all areas, we believe that we compete on the basis of product quality and performance, price, service, sales and distribution. See "Risk factors—Risks related to our business—We face significant competition and additional capacity entering the market. We may not be able to compete successfully in the markets we serve, which could reduce our market share and have a material adverse effect on our business, financial condition and operating results."

Major customers

        Our customer base is comprised of leading tissue consumer products companies, tissue and machine-glazed paper converters, manufacturers of private label products and distributors of tissue products. Four of our top 10 customers are Fortune 150 companies. Our 10 largest customers represented 60.6% of sales in fiscal year 2001, 68.0% of sales in fiscal year 2002, 62.9% of sales in fiscal year 2003, 64.4% of sales in fiscal year 2004 and 60.4% of sales in the fiscal 2005 three-month period. Procter & Gamble Co. represented 13.6% of sales in fiscal year 2001. Alcoa Inc. represented 14.8% of sales in fiscal year 2002 and 13.4% of sales in fiscal year 2003. Kimberly-Clark Corporation and Alcoa represented 11.1% and 10.9% of sales, respectively, in fiscal year 2004, and Kimberly-Clark represented 17.8% of sales in the fiscal 2005 three-month period. No other customer accounted for more than 10% of our sales in fiscal year 2003, fiscal year 2004 or the fiscal 2005 three-month period.

Employees and labor relations

        As of May 27, 2004, we employed approximately 887 active full-time employees, consisting of 722 hourly employees and 165 salaried employees. We have collective bargaining agreements with the Paper, Allied—Industrial, Chemical and Energy Workers International Union covering approximately 432 of our hourly employees in our Michigan, New York and Wisconsin facilities collectively. In addition, we have a collective bargaining agreement with Independent Paperworkers of Canada covering approximately 113 employees in our Ontario facility. Our agreements relating to the hourly workers at our Wisconsin and Ontario facilities will expire on June 1, 2008 and February 28, 2005, respectively. In addition, we are currently in negotiations with respect to our agreements relating to our Michigan and New York hourly workers that expired on April 17, 2004 and May 24, 2004, (which has been extended through September 17, 2004), respectively. Both these facilities continue to operate under these agreements. Each of these agreements is subject to automatic yearly renewal unless either party notifies the other to the contrary.

        Our facilities have active health and safety programs in place. We have not experienced any work stoppages or significant labor disputes and we consider relations with our employees to be satisfactory. All of our facilities are situated in areas where adequate labor pools exist.

Properties

        We own and operate six facilities located in East Hartford, Connecticut; Menominee, Michigan; Wiggins, Mississippi; Governeur, New York; St. Catharines, Ontario, Canada; and Neenah, Wisconsin. In addition, we maintain our corporate headquarters in East Hartford, Connecticut.

        The following table lists each of our facilities and its location, use, approximate square footage and status:

Facility	Location	Use	Approximate square footage	Owned or leased
Connecticut administrative offices	East Hartford, CT	Corporate headquarters	4,000	Leased
Connecticut facility	East Hartford, CT	Tissue manufacturing	59,000	Owned
Georgia administrative offices	Alpharetta, GA	Administrative offices	5,000	Leased
Michigan facility	Menominee, MI	Machine-glazed paper manufacturing and converting	397,000	Owned
Mississippi facility	Wiggin, MS	Tissue and machine-glazed paper manufacturing	170,000	Owned
New York facility	Gouverneur, NY	Tissue manufacturing	242,000	Owned
Ontario facility	Ontario, Canada	Tissue and machine-glazed paper manufacturing	236,000	Owned
Wisconsin facility	Neenah, WI	Tissue manufacturing, converting and distribution center	1,200,000	Owned

Intellectual property

        We are the owner of certain trademarks relating to our products. We are not aware of any existing infringing uses that could materially affect our business. We believe that our trademarks are valuable to our operations in our tissue and machine-glazed paper segments and are important to our overall business strategy.

        We own the trademark Waxtex™ which is used in connection with our machine-glazed paper products brand produced at our Michigan facility. We also own the trademark Magic Soft™ used in association with the converted facial and bath tissue, paper towel and napkin products manufactured at our Wisconsin facility and the trademarks Interlake™ and Interlake Paper™.

Environmental laws

        We are subject to comprehensive and frequently changing federal, state, local and foreign environmental, health and safety laws and regulations, including laws and regulations governing emissions of air pollutants, discharges of wastewater and storm water, storage, treatment and disposal of materials and waste, site remediation and liability for damage to natural resources. We are also subject to frequent inspections and monitoring by government enforcement authorities. Compliance with these laws and regulations is an important factor in our business. From time to time, we incur significant capital and operating expenditures to comply with applicable federal, state and local environmental laws and regulations and to meet new statutory and regulatory requirements. We have implemented practices and procedures at our operating facilities that are intended to promote compliance with environmental laws, regulations and permit requirements. We believe that our facilities and manufacturing operations are currently in material compliance with such laws, regulations and requirements; however, we may not always be in compliance with all such laws, regulations or requirements.

        We may be subject to strict liability for the investigation and remediation of environmental contamination (including contamination that may have been caused by other parties) at properties that we own or operate and at other third-party owned properties where we or our predecessors have disposed of or arranged for the disposal of regulated materials. As a result, we may be involved in administrative and judicial proceedings and inquiries in the future relating to environmental matters. The total of such environmental compliance costs and liabilities cannot be determined at this time and may be material.

Other governmental regulation

        We are also regulated by the U.S. Food and Drug Administration and the U.S. Occupational Safety and Health Administration. We believe that our manufacturing facilities are in compliance, in all material respects, with these laws and regulations.

        We are committed to ensuring that safe operating practices are established, implemented and maintained throughout our organization. In addition, we have instituted active health and safety programs throughout our company.

Legal matters

        We are, from time to time, party to various routine legal proceedings arising out of our business. These proceedings primarily involve commercial claims, personal injury claims and workers' compensation claims. We cannot predict the outcome of these lawsuits, legal proceedings and claims with certainty. Nevertheless, we believe that the outcome of any currently existing proceedings, even if determined adversely, would not have a material adverse effect on our business, financial condition and operating results.

Management

        The following table sets forth certain information regarding the members of our board of directors and our executive officers. Each of our directors will hold office until removal by our parent as sole stockholder. Our officers serve at the discretion of our board of directors.

Name	Age	Position
Russell C. Taylor	48	President, Chief Executive Officer and Director
Dianne M. Scheu	40	Senior Vice President, Finance and Chief Financial Officer
Hugo E. Vivero	50	Senior Vice President, Machine-Glazed Paper Segment and Secretary
Thomas D. Moore	54	Senior Vice President, Sales and Marketing
Paul Mullan	58	Chairman of the Board
Merril M. Halpern	69	Director

        Russell C. Taylor has been our president and chief executive officer since October 2001. Mr. Taylor became a member of our board of directors upon assuming his role as chief executive officer in October 2001. Prior to that, he was employed by Kimberly Clark Corporation, a manufacturer of personal care paper products, from May 1997 to January 1999 as president, Kimberly Clark, Professional/Pulp, North America/Europe, and from January 1999 to October 2001 as group president, Kimberly Clark, Professional Pulp/Tissue Paper/Environmental, North America/Europe.

        Dianne M. Scheu has been our chief financial officer and senior vice president, finance since July 2003. From March 2003 to July 2003, she served as our senior vice president, finance. She was self-employed as a financial consultant from September 2002 to March 2003. From September 2001 to September 2002, Ms. Scheu was employed by Kimberly Clark Corporation on the "go-to-market" project team. From May 2001 to September 2001, Ms. Scheu was on a leave of absence. From April 2000 to May 2001, Ms. Scheu was employed by Kimberly Clark Corporation as director of Kimberly Clark Professional Worldwide/Napkins/Private Label. From March 1999 to March 2000, Ms. Scheu was employed by Kimberly Clark Corporation as director of AFH Sales.

        Hugo E. Vivero has been our senior vice president, machine-glazed paper segment and secretary, since July 2003. From September 1989 until July 2003, he served as our senior vice president and chief financial officer.

        Thomas D. Moore has been our senior vice president, sales and marketing since November 1987.

        Paul Mullan has been the chairman of our board of directors since January 1998. From January 1, 2001 to September 30, 2001, Mr. Mullan served as our acting chief executive officer. Since 1997, Mr. Mullan has served as strategic partner at Charterhouse Group, Inc., a private equity investment company (Charterhouse). Prior to joining Charterhouse, Mr. Mullan served as chairman and chief executive officer of Fleer Corp. and co-chairman and co-chief executive officer of Del Monte Corporation, two prior Charterhouse portfolio companies.

        Merril M. Halpern has been a member of our board of directors since January 1998. Since 1973, Mr. Halpern has served as chairman at Charterhouse.

        The following table sets forth information regarding compensation for fiscal year 2004 awarded to or earned by our chief executive officer, and the four other most highly compensated executive officers and senior management for fiscal year 2004.

	Annual compensation				Long-term compensation
Name and principal position	Salary	Bonus(1)	Other annual compensation		Restricted stock award(s)		Securities underlying options (#)		All other compensation
Russell C. Taylor President and Chief Executive Officer	$424,038	$—	—		—	(2)	—		$13,004	(3)
Dianne M. Scheu Senior Vice President, Finance and Chief Financial Officer	$147,115	$—	$54,000	(4)	—		200	(5)	$3,138	(3)
Hugo E. Vivero Senior Vice President, Machine-Glazed Segment	$195,283	$—	—		—		—		$16,933	(3)(6)
Thomas D. Moore Senior Vice President, Sales and Marketing	$172,436	$—	—		—		75	(5)	$19,546	(3)(6)
Alex Volpe(7) Senior Vice President, Sales and Marketing	$155,769	$—	—		—		200	(5)	$2,134	(6)

(1)
Does not include any bonus that was earned for fiscal year ended February 28, 2003 but paid in fiscal year 2004. None of the named executive officers earned a bonus in fiscal year 2004.

(2)
At February 29, 2004, Mr. Taylor beneficially owned directly and indirectly 418 shares of unvested restricted stock of our parent, Cellu Paper Holdings, Inc., the estimated fair market value of which was $4,018,234 as of such date, using the valuation provided by the investment bank we retained.

(3)
Includes matching contributions under our 401(k) plan to Mr. Taylor ($13,004), Ms. Scheu ($3,138), Mr. Vivero ($12,151) and Mr. Moore ($10,483).

(4)
Reflects sign-on/retention bonuses.

(5)
Reflects options granted under the Cellu Paper Holdings, Inc. 2001 Stock Incentive Plan to purchase shares of common stock of our parent upon exercise of such options.

(6)
Includes the dollar value of insurance premiums paid by us with respect to term life insurance for the benefit of Mr. Vivero ($4,782), Mr. Moore ($9,063) and Mr. Volpe ($2,134).

(7)
Mr. Volpe resigned as senior vice president, sales and marketing effective August 11, 2004.

        The following table sets forth information concerning options to purchase shares of common stock of our parent, Cellu Paper Holdings, Inc., granted to the named executive officers during fiscal year 2004.

	Number of securities underlying option granted (#)		Percent of total options granted to employees in fiscal year			Potential realizable value at assumed annual rates of stock price appreciation for options term
Name				Exercise or base price (per share)	Expiration date
						5%*	10%*
Russell C. Taylor	—		—	—	—	—	—
Dianne M. Scheu	200	**	22.9%	$7,056	3/7/13	$887,644	$2,249,452
Hugo E. Vivero	—		—	—	—	—	—
Thomas D. Moore	75	**	8.6%	$7,056	3/7/13	$332,866	$843,544
Alex Volpe	200	**	22.9%	$7,056	3/7/13	$887,644	$2,249,452

*
Approximately $100.2 million of the proceeds from the sale of the Old Notes was used to fund a stockholder dividend to our parent to purchase, on a pro rata basis, approximately 45.3% of (a) its outstanding common stock at a price of $9,613 per share and (b) the outstanding warrants and options to purchase its common stock, including a portion of the options granted to the named executive officers during fiscal year 2004 as listed herein and to fund approximately $3.4 million of compensation expense resulting from the redemption of the stock options held by employees. The amount paid for each warrant or option was equal to the difference between $9,613 per share minus the exercise price of the warrant or option. We retained an investment bank to provide a valuation opinion regarding the fair market value of the shares of our parent's common stock and such investment bank determined the value to be $9,613 per share. The proceeds used to repurchase our parent's outstanding common stock, warrants and options is not available for use in our business.

**
Reflects options granted under the Cellu Paper Holdings, Inc. 2001 Stock Incentive Plan to purchase shares of common stock of our parent upon exercise of such options.

Aggregated option exercises in last fiscal year and fiscal year-end option values

			Number of Securities Underlying Unexercised Options at February 29, 2004
					Value of Unexercised In-the-Money Options at February 29, 2004(4)
	Shares Acquired on Exercise (#)(1)
Name		Value Realized ($)(2)
			Exercisable(3)	Unexercisable	Exercisable(3)	Unexercisable
Russell C. Taylor	—	—	—	—	—	—
Dianne M. Scheu	90	$231,498	109	—	$278,621	—
Hugo E. Vivero	90	$762,083	109	—	$917,450	—
Thomas D. Moore	67	$571,562	82	—	$250,630	—
Alex Volpe	124	$757,872	150	—	$383,424	—

(1)
Approximately $100.2 million of the proceeds from the sale of the Old Notes was used to fund a stockholder dividend to our parent to purchase, on a pro rata basis, approximately 45.3% of (a) its outstanding common stock at a price of $9,613 per share and (b) the outstanding warrants and options to purchase its common stock, including the options surrendered by the named executive officers as listed herein and to fund approximately $3.4 million of compensation expense resulting from the redemption of the stock options held by employees. The amount paid for each warrant or option was equal to the difference between $9,613 per share minus the exercise price of the warrant or option. We retained an investment bank to provide a valuation opinion regarding the fair market value of the shares of our parent's common stock and such investment bank determined the value to be $9,613 per share. The proceeds used to repurchase our parent's outstanding common stock, warrants and options are not available for use in our business.

(2)
Represents the difference between the valuation of our parent's common stock of $9,613 on the day the options were surrendered and the exercise price of the options surrendered multiplied by the number of shares underlying the options surrendered.

(3)
Represents options granted under the Cellu Paper Holdings, Inc. 2001 Stock Incentive Plan to purchase shares of common stock of our parent upon exercise of such option.

(4)
Represents the difference between the valuation of our parent's common stock of $9,613 as of February 29, 2004 and the exercise price per share of the in-the-money options multiplied by the number of shares underlying the in-the-money options.

Compensation of directors

        Members of our board of directors do not receive director's fees or other compensation for serving as directors. All members of our board of directors are reimbursed for actual expenses incurred in connection with attendance at board meetings.

Compensation committee interlocks and insider participation

        There are no compensation committee interlocks (none of our executive officers serves as a member of the board of directors or the compensation committee of another entity that has an executive officer serving on our board of directors).

Employment agreements

        We currently have an employment agreement with Mr. Taylor. Pursuant to this agreement, Mr. Taylor receives an annual base salary determined by our board of directors, currently set at $425,000. Base salaries are reviewed annually by our board of directors. Mr. Taylor is also eligible for an annual performance based bonus, up to 100% of base compensation, based on our achievement of certain corporate benchmarks and other factors.

        The current terms of the employment agreement with Mr. Taylor expire on September 30, 2004. This agreement automatically extends for an additional one-year period on the anniversary of such date unless we or the executive provides 30 days' prior written notice before the end of any one-year period that the term shall not be further extended.

        Each employment agreement can be terminated by us with or without "cause" or on account of the executive's disability, by the executive with or without "good reason" or automatically on account of an executive's death. Generally upon a termination by us without "cause" or by the executive for "good reason," the executive is entitled to receive severance payments and continued benefits for a specified period of time following such termination. The executive (or, in the case of the executive's death, the executive's estate or designated beneficiaries) is also entitled to receive severance payments and continued benefits for a specified period of time following the executive's termination on account of disability or death. The executives are subject to a confidentiality covenant both during and after the term of employment and, if an executive's employment is terminated by the executive other than for "good reason" or by us for "cause," the executive is subject to a one-year competition and solicitation restriction following such termination.

Employee restricted stock award

        In 2002, our parent, Cellu Paper Holdings, Inc., granted Mr. Taylor 1,672 shares of restricted common stock. These shares of restricted common stock vested 50% in fiscal year 2003 and 25% in fiscal year 2004. The remaining 25% are scheduled to vest in fiscal year 2005.

Security ownership of certain beneficial owners and management

General

        We are a wholly owned subsidiary of Cellu Paper Holdings, Inc. As of the date of this prospectus, our parent's outstanding capital stock consisted of 11,127 shares of common stock, par value $0.01 per share. The following table sets forth information with respect to the beneficial ownership of our parent's common stock as of July 31, 2004 by:

  •
  each person who is known by us to beneficially own more than 5% of the outstanding shares of common stock;

  •
  each executive officer named in the summary compensation table;

  •
  each member of our board of directors; and

  •
  all members of our board of directors and executive officers as a group.

        To our knowledge, each of the holders of common stock listed below has sole voting and investment power as to the shares of common stock beneficially owned by such holder, unless otherwise noted. Shares of common stock subject to warrants and/or options that are currently exercisable or exercisable within 60 days of July 31, 2004 are deemed outstanding for computing the ownership percentage of the stockholder holding such warrants and/or options, but are not deemed outstanding for computing the ownership of any other stockholder. Our parent vested all options to purchase shares of its common stock concurrently with the consummation of the sale of the Old Notes.

Name and address of beneficial owner	Number of shares of common stock		Percentage of total common stock
Charterhouse Equity Partners III, L.P.(1)(2)	10,350	(3)	91.6%
Russell C. Taylor(4)	915	(5)	8.2%
Dianne M. Scheu(4)	109	(6)	*
Hugo E. Vivero(4)	109	(6)	*
Thomas D. Moore(4)	82	(6)	*
Alex Volpe(4)	150	(6)	*
Paul Mullan(1)	10,350	(7)	91.6%
Merril M. Halpern(1)	10,350	(7)	91.6%
All directors and executive officers as a group (7 persons)	11,715	(8)	99.7%

*
Represents less than 1%.

(1)
The address for Charterhouse Equity Partners III, L.P., or CEP III, is 1105 North Market Street, Suite 1300, Wilmington, Delaware 19899 and for each of Messrs. Mullan and Halpern is c/o Charterhouse, 535 Madison Avenue, New York, New York 10022-4299.

(2)
The general partner of CEP III is CHUSA Equity Investors III, L.P., whose general partner is Charterhouse Equity III, Inc., a wholly owned subsidiary of Charterhouse. As a result of the foregoing, all of the shares beneficially owned by CEP III would be deemed to be beneficially owned by Charterhouse.

(3)
Includes 174 shares of common stock of our parent that may be acquired through the exercise of a warrant.

(4)
The address for each of our officers is c/o Cellu Tissue Holdings, Inc., 333 East River Drive East, Hartford, Connecticut 06108.

(5)
Includes 418 shares of restricted common stock of our parent that have not vested but for which Mr. Taylor retains voting rights. Also includes 457 shares of common stock of our parent held by a family charitable remainder trust in which Mr. Taylor owns an indirect beneficial ownership.

(6)
Consists solely of shares of common stock of our parent that may be acquired through the exercise of options.

(7)
Messrs. Mullan and Halpern are executive officers and directors of Charterhouse and, as such, are deemed to have shared voting and investment power (along with other executive officers and directors of Charterhouse) as to the shares of common stock beneficially owned directly by CEP III. Each of Messrs. Mullan and Halpern disclaims beneficial ownership with respect to the shares beneficially owned by CEP III.

(8)
Includes 624 shares of common stock of our parent that may be acquired through the exercise of options and warrants.

Certain transactions

Stockholders' agreement

        Our parent, Cellu Paper Holdings, Inc., has entered into a Stockholders' Agreement, dated as of September 28, 2001, as amended, with certain of its stockholders, including CEP III, Russell C. Taylor, our chief executive officer and president and a member of our board of directors, and certain other non stockholder senior management, including Hugo E. Vivero, senior vice president, machine-glazed paper segment, Thomas D. Moore, senior vice president, sales and marketing, Alex A. Volpe, senior vice president, sales and marketing and Dianne M. Scheu, chief financial officer and senior vice president of finance. The agreement created certain rights and restrictions with respect to our parent's common stock, including restrictions on the transfer of stock, tag-along rights, pre-emptive rights, call rights, registration rights and the right of CEP III and another stockholder, in certain circumstances, to compel other stockholders to sell their stock.

Management agreement

        We have entered into a Financial Advisory and Management Services Agreement, dated September 30, 2002, with Charterhouse, pursuant to which Charterhouse has agreed to provide us with certain financial advisory and management consulting services. Charterhouse wholly owns Charterhouse Equity III, Inc., which is a general partner of CHUSA Equity Investors III, L.P., which in turn is a general partner of CEP III, our parent's majority stockholder. In addition, two of our directors, Paul Mullan and Merril M. Halpern, are executive officers and directors of Charterhouse. In consideration for such services provided, we have agreed to pay Charterhouse an annual fee of $450,000, to be paid in equal monthly installments. As permitted under the terms of the agreement, Charterhouse has designated Mr. Mullan to receive, as its designee, all amounts due and payable to Charterhouse under the agreement, and all such fees are paid directly to Mr. Mullan.

Acquisition of our Wisconsin facility

        In connection with our acquisition of the assets of the Wisconsin facility, CEP III entered into a series of transactions on behalf of our parent, Cellu Paper Holdings, Inc., designed to effect the purchase of such assets. In July and August 2002, CEP III funded a new acquisition company, Cellu Tissue Corporation—Neenah, with $1,000 of equity and $29,999,000 of debt. Cellu Tissue Corporation Neenah used the funds to purchase our Wisconsin facility and related equipment.

        On September 30, 2002, our parent entered into a contribution and repayment agreement with CEP III. Pursuant to the contribution agreement, CEP III contributed all of the capital stock of Cellu Tissue Corporation—Neenah to our parent and forgave $22,499,000 of debt in exchange for 3,188.4 shares of Cellu Paper Holdings, Inc. common stock valued at a price of $7,056.84 per share. The remaining $7.5 million of debt owed by Cellu Tissue Corporation—Neenah to CEP III was repaid in cash.

Description of certain debt

Working capital facility

        We and our U.S. and Canadian subsidiaries entered into a working capital facility with The CIT Group/Business Credit, Inc., or CIT, as administrative and collateral agent and lender, and the other lenders concurrently with the consummation of the sale of the Old Notes on the terms as set forth below.

        Availability.    Advances are available from the lenders to our U.S. and Canadian operating subsidiaries in the aggregate principal amount of up to $30.0 million subject to a borrowing base test. We are able to repay and reborrow such advances until the maturity date. Loans are available in U.S.

dollars to our U.S. subsidiaries, and up to $3.5 million in U.S. or Canadian dollars are available as a subfacility to our Canadian subsidiary. The working capital facility also includes a $5.0 million letter of credit subfacility.

        Term.    Our working capital facility has a term of three years subject to, at our option, a one-year extension.

        Security.    Our working capital facility is secured by a first-priority perfected security interest in all of our inventory, accounts receivable and proceeds therefrom and a second-priority perfected security interest in all other collateral, subject, in each case, to prior and permitted liens and any excluded collateral. CIT, for itself and the other lenders, entered into an intercreditor agreement with respect to the respective rights and priorities of CIT, as agent under the working capital facility, on behalf of the lenders, on the one hand, and the collateral agent on behalf of the holders of the Notes, on the other hand, as to the collateral. See "Description of notes—Collateral."

        Interest.    Interest accrues on borrowings under our working capital facility at floating rates equivalent to, in the case of U.S. dollar loans, the JPMorgan Chase Bank prime rate of interest in effect from time to time plus 0.50% or LIBOR (London Interbank Offered Rate) plus 2.75%, or, in the case of Canadian dollar loans, the Canadian Imperial Bank of Commerce prime rate of interest in effect from time to time plus 1.20% or the "BA Rate" (CDOR (Canadian Dollar Offered Rate) plus 0.10%) plus 2.95%. The applicable margins are subject to adjustment (not to exceed 0.50%) based on our financial performance beginning with the 2005 fiscal year. We also have to pay a letter of credit fee equal to 2.75% per annum of the undrawn face amount of any letter of credit issued under our working capital facility, and an unused line fee of 0.375% per annum of the average daily balance of the unused portion of the facility.

        Guarantees.    Obligations under the working capital facility are guaranteed by us and all our existing subsidiaries and all of our future restricted subsidiaries, other than our future foreign subsidiaries that do not guarantee any of our indebtedness other than the indebtedness of a foreign subsidiary.

        Covenants.    Our working capital facility contains various affirmative and negative covenants customary for similar working capital facilities, including a covenant to maintain a leverage ratio if availability falls below predetermined levels.

        Events of default.    Our working capital facility also contains customary events of default, which includes a cross default to any default under the indenture governing the Notes.

Industrial revenue bond

        We have obligations under an industrial revenue bond that is payable in annual installments with interest ranging from 4.8% to 6.65%. The IRB is due on December 10, 2007. As of May 27, 2004, the remaining balance under the IRB was approximately $570,000.

Description of the notes

        The Company issued the Old Notes and will issue the New Notes under the Indenture (the "Indenture") among itself, the Subsidiary Guarantors and The Bank of New York, as trustee (the "Trustee"). The terms of the New Notes include those expressly set forth in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The terms of the New Notes are identical in all material respects to the Old Notes, except that the New Notes have been registered under the Securities Act and, therefore, will not contain certain provisions regarding liquidated damages under certain circumstances relating to the registration rights agreement, which provisions will terminate upon the consummation of the exchange offer.

        The Indenture is unlimited in aggregate principal amount, although the issuance of the Old Notes was limited to $162.0 million. We may issue an unlimited principal amount of additional notes having identical terms and conditions as the Notes (the "Additional Notes"). We will only be permitted to issue such Additional Notes if, at the time of such issuance, we are in compliance with the covenants contained in the Indenture; provided, however, that the Net Cash Proceeds from any such issuance of Additional Notes shall be deposited into the Collateral Account and invested by the Company in Additional Assets, which Additional Assets are thereupon with their acquisition added to the First Priority Collateral securing the Notes. Any Additional Notes will be part of the same issue as the Old Notes and will vote on all matters with the holders of the Notes.

        You will find the definitions of capitalized terms used in this description under the heading "—Certain definitions." For purposes of this description, references to "the Company," "we," "our" and "us" refer only to Cellu Tissue Holdings, Inc. and not to its subsidiaries.

General

The Notes

        The Notes:

  •
  are senior obligations of the Company;

  •
  are secured by first-priority Liens and security interests, subject to Permitted Liens, in substantially all of the assets (other than inventory, accounts receivable, other personal property relating to such inventory and accounts receivable and all proceeds therefrom) of the Company and the Subsidiary Guarantors, including, but not limited to, the real property, fixtures and equipment now owned or hereafter acquired by the Company and the Subsidiary Guarantors;

  •
  are secured by second-priority Liens and security interests, subject to Permitted Liens, in the inventory, accounts receivable, other personal property relating to such inventory and accounts receivable and all proceeds therefrom of the Company and the Subsidiary Guarantors;

  •
  rank equally in right of payment to any existing and future senior Indebtedness of the Company and senior in right of payment to any existing and future subordinated Indebtedness of the Company;

  •
  are effectively subordinated to the Company's obligations under the Working Capital Facility to the extent the Company's inventory, accounts receivable, other personal property relating to such inventory and accounts receivable and all proceeds therefrom secure such obligations on a first-priority basis;

  •
  are effectively senior to all of the Company's existing and future Indebtedness to the extent the Collateral secures the obligations under the Notes on a first-priority basis;

  •
  are unconditionally guaranteed on a senior secured basis by Cellu Tissue LLC, Van Paper Company, Van Timber Company, Coastal Paper Company, Menominee Acquisition Corporation, Interlake Acquisition Corporation Limited, Cellu Tissue Corporation—Natural Dam and Cellu Tissue Corporation—Neenah, representing each subsidiary of the Company. See "—Subsidiary guarantees";

  •
  are limited to an aggregate principal amount of $162.0 million, subject to our ability to issue Additional Notes;

  •
  mature on March 15, 2010;

  •
  are issued in denominations of $1,000 and integral multiples of $1,000;

  •
  are represented by one or more registered Notes in global form, but in certain circumstances may be represented by Notes in definitive form. See "Book-entry settlement and clearance;" and

  •
  are eligible for trading in the PORTAL market.

The Subsidiary Guarantees:

  •
  are senior obligations of the Subsidiary Guarantors;

  •
  are secured by first-priority Liens and security interests, subject to Permitted Liens, in substantially all of the assets (other than inventory, accounts receivable, other personal property relating to such inventory and accounts receivable and all proceeds therefrom) of the Subsidiary Guarantors, including, but not limited to, the real property, fixtures and equipment now owned or hereafter acquired by the Subsidiary Guarantors;

  •
  are secured by second-priority Liens and security interests, subject to Permitted Liens, in the inventory, accounts receivable, other personal property relating to such inventory and accounts receivable and all proceeds therefrom of the Subsidiary Guarantors;

  •
  rank equally in right of payment with all existing and future senior Indebtedness of the Subsidiary Guarantors and senior in right of payment to any existing and future subordinated Indebtedness of the Subsidiary Guarantors;

  •
  are effectively subordinated to the Subsidiary Guarantors' obligations under the Working Capital Facility to the extent such Subsidiary Guarantor's inventory, accounts receivable, other personal property relating to such inventory and accounts receivable and all proceeds therefrom secure such obligations on a first-priority basis; and

  •
  are effectively senior to all of the Subsidiary Guarantors' existing and future Indebtedness to the extent the Collateral secures the obligations under the Subsidiary Guarantees on a first-priority basis. See "Ranking—Subsidiary guarantees."

Interest

        Interest on the Notes compounds semi-annually and:

  •
  accrues at the rate of 9 3/4% per annum;

  •
  accrues from the date of original issuance or, if interest has already been paid, from the most recent interest payment date;

  •
  is payable in cash semi-annually in arrears on March 15, and September 15, commencing on September 15, 2004;

  •
  is payable to the holders of record on the March 1 and September 1 immediately preceding the related interest payment dates; and

  •
  is computed on the basis of a 360-day year comprised of twelve 30-day months.

        We also will pay additional interest to holders of the Notes if we fail to complete the exchange offer described in the Registration Rights Agreement on or prior to the date that is 270 days after the closing date of the sale of the Old Notes to the initial purchasers or if certain other conditions contained in the Registration Rights Agreement are not satisfied. See "Exchange offer; registration rights."

Payments on the Notes; paying agent and registrar

        We pay principal of, premium, if any, and interest on the Notes at the office or agency designated by the Company in the Borough of Manhattan, The City of New York, except that we may, at our option, pay interest on the Notes by check mailed to holders of the Notes at their registered addresses as they appear in the Registrar's books. We have initially designated the corporate trust office of the Trustee in New York, New York to act as our Paying Agent and Registrar. We may, however, change the Paying Agent or Registrar without prior notice to the holders of the Notes, and the Company or any of its Restricted Subsidiaries may act as Paying Agent or Registrar.

        We pay principal of, premium, if any, and interest on, the Notes in global form registered in the name of or held by The Depository Trust Company or its nominee in immediately available funds to The Depository Trust Company or its nominee, as the case may be, as the registered holder of such global Note.

Transfer and exchange

        A holder may transfer or exchange Notes in accordance with the Indenture. The Registrar and the Trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents. No service charge will be imposed by the Company, the Trustee or the Registrar for any registration of Notes, but the Company may require a holder to pay a sum sufficient to cover any transfer tax or other governmental taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Note selected for redemption. Also, the Company is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

        The registered holder of a Note will be treated as the owner of it for all purposes.

Payment of additional amounts

        If any taxes, assessments or other governmental charges are imposed by any jurisdiction where the Company, a Subsidiary Guarantor or a successor of either (a "Payor") is organized or otherwise considered by a taxing authority to be a resident for tax purposes, any jurisdiction from or through which the Payor makes a payment on the Notes, or, in each case, any political organization or governmental authority thereof or therein having the power to tax (the "Relevant Tax Jurisdiction") in respect of any payments under the Notes, the Payor will pay to each holder of a Note, to the extent it may lawfully do so, such additional amounts ("Additional Amounts") as may be necessary in order that the net amounts paid to such holder will be equal to the amount specified in such Note to which such holder is entitled; provided, however, the Payor will not be required to make any payment of Additional Amounts for or on account of:

          (1)   any tax, assessment or other governmental charge which would not have been imposed but for (a) the existence of any present or former connection between such holder (or between a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of a power over, such holder, if such holder is an estate, trust, partnership, limited liability company or corporation) and the Relevant Tax Jurisdiction other than solely by the holding of Notes or by the receipt of principal or interest in respect of the Notes (including, without limitation, such holder (or such fiduciary, settlor, beneficiary, member, shareholder or possessor) being or having been a citizen or resident thereof or being or having been present or engaged in trade or business therein or having or having had a permanent establishment therein) or (b) the presentation of a Note (where presentation is required) for payment on a date more than 30 days after (x) the date on which such payment became due and payable or (y) the date on which payment thereof is duly provided for and notice of the availability of the funds has been given, whichever occurs later (in either case

  (x) or (y), except to the extent that the holder would have been entitled to Additional Amounts had the Note been presented during such 30-day period);

          (2)   any estate, inheritance, gift, sales, transfer, personal property or similar tax, assessment or other governmental charge;

          (3)   any tax, assessment or other governmental charge that is imposed or withheld by reason of the failure by the holder or the beneficial owner of the Note to comply with a reasonable and timely request of the Payor addressed to the holder to provide information, documents or other evidence concerning the nationality, residence or identity of the holder or such beneficial owner which is required by a statute, treaty, regulation or administrative practice of the taxing jurisdiction as a precondition to exemption from all or part of such tax, assessment or other governmental charge; or

          (4)   any combination of the above;

nor will Additional Amounts be paid with respect to any payment of the principal of, or any premium or interest on, any Note to any holder who is a fiduciary or partnership or limited liability company or other than the sole beneficial owner of such payment to the extent that a beneficiary or settlor with respect to such fiduciary or a member of such partnership, limited liability company or beneficial owner would not have been entitled to such Additional Amounts had it been the holder of such Note.

        The Payor will provide the Trustee with the official acknowledgment of the Relevant Tax Authority (or, if such acknowledgment is not available, a certified copy thereof) evidencing the payment of the withholding taxes by the Payor. Copies of such documentation will be made available to the holders of the Notes or the paying agent, as applicable, upon request therefor.

        The Company and the Subsidiary Guarantors will pay any present or future stamp, court or documentary taxes, or any other excise or property taxes, charges or similar levies which arise in any jurisdiction from the execution, delivery or registration of the Notes or any other document or instrument referred to therein (other than a transfer of the Notes), or the receipt of any payments with respect to the Notes, excluding any such taxes, charges or similar levies imposed by any jurisdiction outside the United States of America or Canada or any jurisdiction in which a paying agent is located, other than those resulting from, or required to be paid in connection with, the enforcement of the Notes or any other such document or instrument following the occurrence of any Event of Default with respect to the Notes.

        All references in this prospectus to principal of, premium, if any, and interest on the Notes will include any additional interest payable under the Registration Rights Agreement and any Additional Amounts payable by the Payor in respect of such principal, such premium, if any, and such interest.

Optional redemption

        Except as described below, the Notes are not redeemable until March 15, 2007. On and after March 15, 2007, the Company may redeem all or, from time to time, a part of the Notes upon not less than 30 nor more than 60 days' notice, at the following redemption prices (expressed as a percentage of principal amount) plus accrued and unpaid interest on the Notes, if any, to the applicable redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the twelve month period beginning on March 15 of the years indicated below:

Year	Percentage
2007	107.313%
2008	103.656%
2009 and thereafter	100.000%

        Prior to March 15, 2007, the Company may on any one or more occasions redeem up to 35% of the original principal amount of the Notes with the Net Cash Proceeds of one or more Public Equity Offerings by the Company or with the Net Cash Proceeds of one or more Public Equity Offerings by Holdings that are contributed to the Company as common equity capital at a redemption price of 109.750% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided that

          (1)   there is a Public Market at the time of such redemption;

          (2)   at least 65% of the original principal amount of the Notes (calculated after giving effect to any issuance of Additional Notes) remains outstanding after each such redemption; and

          (3)   the redemption occurs within 60 days after the closing of such Public Equity Offering.

        If the optional redemption date is on or after an interest record date and on or before the related interest payment date, the accrued and unpaid interest, if any, will be paid to the Person in whose name the Note is registered at the close of business, on such record date, and no additional interest will be payable to holders whose Notes will be subject to redemption by the Company.

        In the case of any partial redemption, selection of the Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed or, if the Notes are not listed, then on a pro rata basis, by lot or by such other method as the Trustee in its sole discretion will deem to be fair and appropriate, although no Note of $1,000 in original principal amount or less will be redeemed in part. If any Note is to be redeemed in part only, the notice of redemption relating to such Note will state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original Note.

        The Company is not required to make mandatory redemption payments or sinking fund payments with respect to the Notes.

Optional tax redemption

        The Payor is entitled to redeem all, but not less than all, of the Notes if as a result of any change in or amendment to the laws, regulations or rulings of any Relevant Tax Jurisdiction or any change in the official application or interpretation of such laws, regulations or rulings, or any change in the official application or interpretation of, or any execution of or amendment to, any treaty or treaties affecting taxation to which such Relevant Tax Jurisdiction is a party (a "Change in Tax Law") the Payor is or would be required on the next succeeding interest payment date to pay Additional Amounts with respect to the Notes as described under "—Payment of Additional Amounts," and the Payor delivers to the Trustee an Officers' Certificate stating that the payment of such Additional Amounts cannot be avoided by the use of any reasonable measures available to the Payor and that the Payor is entitled to redeem the Notes pursuant to their terms. The Change in Tax Law must become effective on or after the Issue Date. Further, the Payor must deliver to the Trustee at least 30 days before the redemption date an opinion of counsel of recognized standing to the effect that the Payor has or will become obligated to pay Additional Amounts as a result of such Change in Tax Law. The Payor must also provide the holders with notice of the intended redemption at least 30 days and no more than 60 days before the redemption date. The redemption price will equal the principal amount of the Notes plus accrued and unpaid interest thereon, if any to the redemption date, premium, if any, and Additional Amounts, if any, then due and which otherwise would be payable.

Ranking

The Notes

        The Notes are secured by the Collateral and rank senior in right of payment to all existing and future subordinated Indebtedness of the Company. The Notes rank equally in right of payment with all existing and future Indebtedness of the Company that is not so subordinated. The Notes are effectively senior to all of the Company's and the Subsidiary Guarantors' existing and future Indebtedness to the extent the Collateral secures the obligations under the Notes on a first-priority basis. The Notes are effectively subordinated to the Company's and the Subsidiary Guarantors' obligations under the Working Capital Facility to the extent the Company's and the Subsidiary Guarantors' inventory, accounts receivable, other personal property relating to such inventory and accounts receivable and all proceeds therefrom secure such obligations on a first-priority basis. All of the Company's Subsidiaries are Guarantors of the Notes and any future Subsidiary that is a Restricted Subsidiary (other than a Foreign Subsidiary that does not guarantee any Indebtedness of the Company or any Restricted Subsidiary other than Indebtedness of a Foreign Subsidiary) will Guarantee the Notes.

        As of May 27, 2004, the Company had $162.0 million of outstanding senior Indebtedness (excluding intercompany liabilities and Guarantees under the Working Capital Facility), consisting of $162.0 million of Indebtedness represented by the Notes. Although the Indenture will limit the amount of Indebtedness that the Company and its Restricted Subsidiaries may Incur, such Indebtedness may be substantial.

Subsidiary guarantees

        The Subsidiary Guarantors, jointly and severally, unconditionally guarantee, on a senior basis, the Company's obligations under the Notes and all obligations under the Indenture. Each Subsidiary Guarantee is secured by the portion (if any) of the Collateral owned by such Subsidiary Guarantor. Such Subsidiary Guarantors agree to pay, in addition to the amount stated above, any and all costs and expenses (including reasonable counsel fees and expenses) Incurred by the Trustee or the holders in enforcing any rights under the Subsidiary Guarantees. The obligations of Subsidiary Guarantors under the Subsidiary Guarantees rank equally in right of payment with other Indebtedness of such Subsidiary Guarantor, except to the extent such other Indebtedness is subordinated to the obligations arising under the Subsidiary Guarantees, in which case the obligations of the Subsidiary Guarantors under the Subsidiary Guarantees rank senior in right of payment to such other Indebtedness. The Subsidiary Guarantees are effectively senior to all of the Subsidiary Guarantors' existing and future senior Indebtedness to the extent the Collateral secures the obligations under the Subsidiary Guarantees on a first-priority basis. The Subsidiary Guarantees are effectively subordinated (a) to the Subsidiary Guarantors' obligations under the Working Capital Facility to the extent the inventory, accounts receivable, other personal property relating to such inventory and accounts receivable and all proceeds therefrom of the Subsidiary Guarantors secure such obligations on a first-priority basis and (b) to $570,000 representing a Subsidiary Guarantor's obligations under an industrial revenue bond to the extent the water treatment facility, and related fixtures and equipment, owned by such Subsidiary Guarantor located at Menominee, Michigan secure such obligations on a first-priority basis.

        As of May 27, 2004, the Subsidiary Guarantors had $570,000 of senior Indebtedness (excluding intercompany liabilities, Guarantees under the Working Capital Facility and the Subsidiary Guarantees) outstanding and no subordinated Indebtedness outstanding. In addition, as of May 27, 2004, the Restricted Subsidiaries had been able to Incur an additional $30.0 million under the Working Capital Facility. Although the Indenture will limit the amount of Indebtedness that Restricted Subsidiaries may Incur, such Indebtedness may be substantial.

        The obligations of each Subsidiary Guarantor under its Subsidiary Guarantee are limited as necessary to prevent that Subsidiary Guarantee from constituting a fraudulent conveyance or fraudulent transfer under applicable law.

        In the event a Subsidiary Guarantor is sold or disposed of (whether by merger, consolidation, the sale of its Capital Stock or the sale of all or substantially all of its assets (other than by lease)), and whether or not the Subsidiary Guarantor is the surviving corporation in such transaction, to a Person which is not the Company or a Restricted Subsidiary, such Subsidiary Guarantor will be released from its obligations under its Subsidiary Guarantee, the Indenture, the Registration Rights Agreement, the Collateral Documents to which it is a party and the Intercreditor Agreement if:

          (1)   the sale or other disposition is in compliance with the Indenture, including the covenants under "Certain covenants—Limitation on sales of assets and subsidiary stock" and "—Limitation on sale of capital stock of restricted subsidiaries"; and

          (2)   all the obligations of such Subsidiary Guarantor under the Working Capital Facility and related documentation and any other agreements relating to any other Indebtedness of the Company or its Restricted Subsidiaries terminate upon consummation of such transaction.

        In addition, a Subsidiary Guarantor will be released from its obligations under the Indenture, its Subsidiary Guarantee, the Registration Rights Agreement, the Collateral Documents to which it is a party and the Intercreditor Agreement if the Company designates such Subsidiary as an Unrestricted Subsidiary and such designation complies with the other applicable provisions of the Indenture.

Collateral

Assets pledged as collateral

        The Notes and Subsidiary Guarantees are secured by:

  •
  first-priority Liens and security interests, subject to Permitted Liens, in substantially all of the assets (other than inventory, accounts receivable, other personal property relating to such inventory and accounts receivable and all proceeds therefrom) of the Company and the Subsidiary Guarantors, including, but not limited to, the real property, fixtures and equipment relating to our operating plants and facilities located in East Hartford, Connecticut; Wiggins, Mississippi; St. Catharines, Ontario, Canada; Governeur, New York (Natural Dam); and Neenah, Wisconsin; and any real property, fixtures and equipment hereafter acquired by the Company or the Subsidiary Guarantors; and

  •
  second-priority Liens and security interests, subject to Permitted Liens, in the inventory, accounts receivable, other personal property relating to such inventory and accounts receivable and all proceeds therefrom of the Company and the Subsidiary Guarantors.

        The First Priority Collateral includes any improvements or additions to the real property, fixtures and equipment that currently form part of the Collateral and any additional Collateral acquired with the proceeds of any issuance of Additional Notes, as well as the reversion to a Subsidiary Guarantor of the water treatment facility and related fixtures and equipment at Menominee, Michigan securing an industrial revenue bond in an amount of $570,000 on a first-priority basis following the satisfaction and discharge of such industrial revenue bond. In addition, the Company and the Subsidiary Guarantors are required to pledge as First Priority Collateral any additional real property or related fixtures and equipment acquired after the date hereof, including property or related fixtures and equipment acquired with the proceeds from certain specified transactions as described below under "—After acquired property." The First Priority Collateral also includes a pledge of all the Capital Stock owned directly by the Company and the Subsidiary Guarantors; provided that no such pledge includes more than 65% of the Voting Stock of any of the future Foreign Subsidiaries directly owned by the Company or any Subsidiary Guarantor, if any. The Second Priority Collateral will include the Company's and Subsidiary Guarantors' inventory, accounts receivable and proceeds therefrom, which will secure the Working Capital Facility on a first-priority basis.

        The Collateral does not include any Capital Stock and other securities of a Subsidiary to the extent that the pledge of such Capital Stock and other securities results in the Company being required to file separate financial statements of such Subsidiary with the SEC, but only to the extent necessary to not be subject to such requirement. In addition, in the event that Rule 3-16 or Rule 3-10 of Regulation S-X under the Securities Act is amended, modified or interpreted by the SEC to require (or is replaced with another rule or regulation, or any other law, rule or regulation is adopted, which would require) the filing with the SEC (or any other governmental agency) of separate financial statements of any Subsidiary of the Company due to the fact that such Subsidiary's Capital Stock secures the Notes, then the Capital Stock of such Subsidiary shall automatically be deemed not to be part of the Collateral but only to the extent necessary to not be subject to such requirement. In such event, the Collateral Documents may be amended or modified, without the consent of any holder of Notes, to the extent necessary to release the security interests in favor of the Collateral Agent on the shares of Capital Stock that are so deemed to no longer constitute part of the Collateral. In the event that Rule 3-16 and Rule 3-10 of Regulation S-X under the Securities Act are amended, modified or interpreted by the SEC to permit (or are replaced with another rule or regulation, or any other law, rule or regulation is adopted, which would permit) such Subsidiary's Capital Stock to secure the Notes in excess of the amount then pledged without the filing with the SEC (or any other governmental agency) of separate financial statements of such Subsidiary, then the Capital Stock of such Subsidiary shall automatically be deemed to be a part of the Collateral but only to the extent necessary to not be subject to any such financial statement requirement.

Intercreditor arrangements

        The Collateral securing the Notes and the Subsidiary Guarantees also serves as collateral to secure the obligations of the Company and the Subsidiary Guarantors under the Working Capital Facility. The Company, the Subsidiary Guarantors, the Collateral Agent, on behalf of itself and the holders of the Notes, and the collateral agent under the Working Capital Facility, on behalf of itself and the lenders, entered into the Intercreditor Agreement. The Intercreditor Agreement provides, among other things, that (1) Liens on the inventory, accounts receivable, other personal property relating to such inventory and accounts receivable and all proceeds therefrom securing the Notes are junior to the Liens in favor of the agent under the Working Capital Facility, and consequently, the lenders under the Working Capital Facility are entitled to receive the proceeds from the foreclosure of any such assets prior to the holders of the Notes, (2) Liens on the First Priority Collateral securing the Notes are senior to the security interest in favor of the agent under the Working Capital Facility, and consequently, the holders of the Notes are entitled to receive proceeds from the foreclosure of any such assets prior to the lenders under the Working Capital Facility, (3) during any insolvency proceedings, the agent under the Working Capital Facility and the Collateral Agent will coordinate their efforts to give effect to the relative priority of their security interests in the Collateral and (4) certain procedures for enforcing the Liens on the Collateral be followed.

Sufficiency of collateral

        The fair market value of the Collateral is subject to fluctuations based on factors that include, among others, the condition of the paper industry, the ability to sell the Collateral in an orderly sale, general economic conditions, the availability of buyers and similar factors. The amount to be received upon a sale of the Collateral would also be dependent on numerous factors, including, but not limited, to the actual fair market value of the Collateral at such time and the timing and the manner of the sale. By its nature, portions of the Collateral may be illiquid and may have no readily ascertainable market value. Accordingly, there can be no assurance that the Collateral can be sold in a short period of time or in an orderly manner. In addition, in the event of a bankruptcy, the ability of the holders to realize upon any of the Collateral may be subject to certain bankruptcy law limitations as described below.

Certain covenants with respect to the collateral

        The Collateral is pledged pursuant to the Collateral Documents, which contain provisions relating to the administration, preservation and disposition of the Collateral. The following is a summary of some of the covenants and provisions set forth in the Collateral Documents and the Indenture as they relate to the Collateral.

        Maintenance of collateral.    The Collateral Documents provide that the Company and the Subsidiary Guarantors shall maintain the Collateral in good, safe and insurable operating order, condition and repair and do all other acts as may be reasonably necessary or appropriate to maintain and preserve the value of the Collateral. The Collateral Documents also provide that the Company and the Subsidiary Guarantors shall pay all real estate and other taxes, and maintain in full force and effect all material permits and certain insurance coverages.

        Certain proceeds.    The Collateral Documents provide that proceeds from the condemnation or destruction of the First Priority Collateral or from eminent domain proceedings shall be deposited into the Collateral Account to be invested in Additional Assets (which may include performance of a Restoration of the First Priority Collateral). Any remaining proceeds shall then be applied in accordance with the covenant under "—Certain covenants—Limitation on sales of assets and subsidiary stock" below.

        As described above, the Net Cash Proceeds from any issuance of Additional Notes shall be invested in Additional Assets that must be pledged as First Priority Collateral for the Notes.

        As more fully described below under "—Certain covenants—Limitation on sales of assets and subsidiary stock," the Company must pledge the non-cash proceeds from any sale of First Priority Collateral as First Priority Collateral for the Notes and use the cash proceeds from any such sale of First Priority Collateral to purchase Additional Assets that must be pledged as First Priority Collateral for the Notes. Any remaining proceeds shall then be applied to make an offer to repurchase the Notes in accordance with the terms of the Indenture. Non cash proceeds from any sale of Second Priority Collateral will be pledged in accordance with the Intercreditor Agreement.

        Proceeds from any of the above transactions will be deposited in a segregated account under the control of the Collateral Agent.

        After acquired property.    Upon the acquisition by the Company or any Subsidiary Guarantor after the Issue Date of (1) any assets, including, but not limited to, any after acquired real property or any equipment or fixtures which constitute accretions, additions or technological upgrades to the equipment or fixtures that form part of the First Priority Collateral or Second Priority Collateral, as applicable, or (2) any Additional Assets out of the Net Cash Proceeds from any issuance of Additional Notes or in compliance with the covenant described under "—Certain covenants—Limitation on sales of assets and subsidiary stock," the Company or such Subsidiary Guarantor shall execute and deliver such mortgages, deeds of trust, security instruments, financing statements, certificates and opinions of counsel as may be necessary to vest in the Collateral Agent a perfected security interest, subject only to Permitted Liens, in such after acquired property and to have such after acquired property added to the Collateral, and thereupon all provisions of the Indenture relating to the Collateral shall be deemed to relate to such after acquired property to the same extent and with the same force and effect.

        Further assurances.    The Collateral Documents and the Indenture provide that the Company and the Subsidiary Guarantors shall, at their sole expense, do all acts which may be reasonably necessary to confirm that the Collateral Agent holds, for the benefit of the holders of the Notes and the Trustee, duly created, enforceable and perfected first or second priority Liens and security interests, as applicable, in the Collateral (subject to Permitted Liens).

        As necessary, or upon request of the Trustee, the Company and the Subsidiary Guarantors shall, at their sole expense, execute, acknowledge and deliver such documents and instruments and take such other actions, which may be necessary to assure, perfect, transfer and confirm the property and rights conveyed by the Collateral Documents, including with respect to after acquired Collateral.

        The Indenture provides that the Company will comply with the applicable provisions of the Trust Indenture Act as they relate to the Collateral.

        To the extent applicable, the Company will cause Section 313(b) of the Trust Indenture Act, relating to reports, and Section 314(d) of the Trust Indenture Act, relating to the release of property and to the substitution therefor of any property to be pledged as collateral for the Notes, to be complied with. Any certificate or opinion required by Section 314(d) of the Trust Indenture Act may be made by an Officer of the Company except in cases where Section 314(d) requires that such certificate or opinion be made by an independent engineer, appraiser or other expert, who shall be reasonably satisfactory to the Trustee. Notwithstanding anything to the contrary in this paragraph, the Company will not be required to comply with all or any portion of Section 314(d) of the Trust Indenture Act if it determines, in good faith based on advice of counsel, that under the terms of Section 314(d) and/or any interpretation or guidance as to the meaning thereof of the SEC and its staff, including "no action" letters or exemptive orders, all or any portion of Section 314(d) is inapplicable.

        Impairment of security interest.    Neither the Company nor any of its Restricted Subsidiaries will take or omit to take any action which would materially adversely affect or impair the Liens in favor of the Collateral Agent and the holders of the Notes with respect to the Collateral. Neither the Company nor any of its Restricted Subsidiaries shall grant to any Person, or permit any Person to retain (other than the Collateral Agent), any interest whatsoever in the Collateral, other than Permitted Liens. Neither the Company nor any of its Restricted Subsidiaries will enter into any agreement that requires the proceeds received from any sale of Collateral to be applied to repay, redeem, defease or otherwise acquire or retire any Indebtedness of any Person, other than as permitted by the Indenture, the Notes, the Collateral Documents and the Intercreditor Agreement. The Company shall, and shall cause each Subsidiary Guarantor to, at its sole cost and expense, execute and deliver all such agreements and instruments as necessary, or as the Trustee shall reasonably request, to more fully or accurately describe the assets and property intended to be Collateral or the obligations intended to be secured by the Collateral Documents.

        Real estate mortgages and filings.    With respect to any fee interest in any real property (individually and collectively, the "Premises") owned by the Company or a Subsidiary Guarantor on the Issue Date or acquired by the Company or a Subsidiary Guarantor after the Issue Date:

          (1)   the Company shall deliver to the Collateral Agent, as mortgagee or beneficiary, as applicable, fully executed counterparts of Mortgages, each dated as of the Issue Date or the date of acquisition of such property, as the case may be, duly executed by the Company or the applicable Subsidiary Guarantor, together with evidence of the completion (or satisfactory arrangements for the completion) of all recordings and filings of such Mortgage (and payment of any taxes or fees in connection therewith) as may be necessary to create a valid, perfected Lien, subject to Permitted Liens, against the properties purported to be covered thereby;

          (2)   the Collateral Agent shall have received mortgagee's title insurance policies in favor of the Collateral Agent, as mortgagee for the ratable benefit of itself and the holders of the Notes in the amounts and in the form necessary, with respect to the property purported to be covered by such Mortgage, to insure that title to such property is marketable and that the interests created by the Mortgage constitute valid Liens thereon free and clear of all Liens, defects and encumbrances, other than Permitted Liens, and such policies shall also include, to the extent available, such other necessary endorsements and shall be accompanied by evidence of the payment in full of all premiums thereon; and

          (3)   the Company shall, or shall cause its Subsidiary Guarantors to, deliver to the Collateral Agent (x) with respect to each of the covered Premises owned on the Issue Date, such filings, surveys (or any updates or affidavits that the title company may reasonably require in connection therewith), local counsel opinions and fixture filings, along with such other documents, instruments, certificates and agreements, as the initial purchasers and their counsel shall reasonably request, and (y) with respect to each of the covered Premises acquired after the Issue Date, such filings, surveys, instruments, certificates, agreements and/or other documents necessary to comply with clauses (1) and (2) above and to perfect the Collateral Agent's security interest in such acquired covered Premises, together with such local counsel opinions as the Collateral Agent and its counsel shall reasonably request.

        Negative pledge.    The Indenture provides that the Company and its Restricted Subsidiaries will not further pledge the Collateral as security or otherwise, subject to Permitted Liens. The Company, however, subject to compliance by the Company with the "Limitation on indebtedness" covenant, has the ability to issue an unlimited aggregate principal amount of Additional Notes having identical terms and conditions as the Notes, all of which may be secured by the Collateral; provided, however, that the Net Cash Proceeds from any such issuance of Additional Notes shall be deposited into the Collateral Account and invested by the Company in Additional Assets, which Additional Assets are thereupon with their acquisition added to the First Priority Collateral securing the Notes.

Foreclosure

        Upon the occurrence and during the continuance of an Event of Default, the Collateral Documents provide for (among other available remedies) the foreclosure upon and sale of the applicable Collateral by the Collateral Agent and the distribution of the net proceeds of any such sale to the holders of the Notes, subject to any prior Liens on the Collateral and the provisions of the Intercreditor Agreement. The Intercreditor Agreement provides, among other things, that (1) Liens on the inventory, accounts receivable, other personal property relating to such inventory and accounts receivable and all proceeds therefrom securing the Notes will be junior to the Liens in favor of the agent under the Working Capital Facility, and consequently, the lenders under the Working Capital Facility will be entitled to receive the proceeds from the foreclosure of any such assets prior to the holders of the Notes, (2) Liens on the First Priority Collateral securing the Notes will be senior to the security interest in favor of the agent under the Working Capital Facility, and consequently, the holders of the Notes will be entitled to receive proceeds from the foreclosure of any such assets prior to the lenders under the Working Capital Facility, (3) during any insolvency proceedings, the agent under the Working Capital Facility and the Collateral Agent will coordinate their efforts to give effect to the relative priority of their security interests in the Collateral and (4) certain procedures for enforcing the Liens on the Collateral be followed. In the event of foreclosure on the Collateral, the proceeds from the sale of the Collateral may not be sufficient to satisfy in full the Company's obligations under the Notes.

Certain bankruptcy limitations

        The right of the Trustee to repossess and dispose of the Collateral upon the occurrence of an Event of Default would be significantly impaired by applicable bankruptcy law in the event that a bankruptcy case were to be commenced by or against the Company or any Subsidiary Guarantor prior to the Trustee having repossessed and disposed of the Collateral. Upon the commencement of a case for relief under Title 11 of the United States Code, as amended (the "Bankruptcy Code"), a secured creditor such as the Trustee is prohibited from repossessing its security from a debtor in a bankruptcy case, or from disposing of security repossessed from the debtor, without bankruptcy court approval.

        In view of the broad equitable powers of a U.S. bankruptcy court, it is impossible to predict how long payments under the Notes could be delayed following commencement of a bankruptcy case, whether or when the Trustee could repossess or dispose of the Collateral, the value of the Collateral at the time of the bankruptcy petition or whether or to what extent holders of the Notes would be compensated for any delay in payment or loss of value of the Collateral. The Bankruptcy Code permits only the payment and/or accrual of post-petition interest, costs and attorneys' fees to a secured creditor during a debtor's bankruptcy case to the extent the value of the Collateral is determined by the bankruptcy court to exceed the aggregate outstanding principal amount of the obligations secured by the Collateral.

        Furthermore, in the event a domestic or foreign bankruptcy court determines that the value of the Collateral is not sufficient to repay all amounts due on the Notes, the holders of the Notes would hold secured claims to the extent of the value of the Collateral to which the holders of the Notes are entitled, and unsecured claims with respect to such shortfall.

        In addition, because a portion of the Collateral may in the future consist of pledges of a portion of the Capital Stock of certain of our Foreign Subsidiaries, the validity of those pledges under applicable foreign law, and the ability of the holders of the Notes to realize upon that Collateral under applicable foreign law, may be limited by such law, which limitations may or may not affect such Liens.

Release

        The Liens on the Collateral will be released with respect to the Notes:

          (1)   in whole, upon payment in full of the principal of, accrued and unpaid interest and premium, if any, on the Notes;

          (2)   in whole, upon satisfaction and discharge of the Indenture;

          (3)   in whole, upon a legal defeasance as set forth under the caption "—Defeasance;"

          (4)   in part, as to any property constituting Collateral (A) that is sold or otherwise disposed of by the Company or any of its Restricted Subsidiaries in a transaction permitted by "—Certain covenants—Limitation on sales of assets and subsidiary stock" or by the Collateral Documents, to the extent of the interest sold or disposed of, (B) that is cash or Net Available Cash withdrawn from the Collateral Account for any one or more purposes permitted by subsection (a) of—Certain covenants—Limitation on sales of assets and subsidiary stock"; (C) that is of the nature described in clause (3), clause (4), clause (8) clause (9), clause (10) or clause (11) of the proviso in the definition of "Asset Disposition," and is subject to a disposition as therein provided, (D) that constitute Excess Collateral Proceeds that remain unexpended after the conclusion of a Collateral Disposition Offer conducted in accordance with the Indenture, (E) that is owned or at any time acquired by a Subsidiary of the Company that has been released from its Subsidiary Guarantee in accordance with the Indenture, concurrently with the release thereof, (F) that is Capital Stock of a Subsidiary of the Company to the extent necessary for such Subsidiary not to be subject to any requirement pursuant to Rule 3-16 or Rule 3-10 of Regulation S-X under the Securities Act, due to the fact that such Subsidiary's Capital Stock secures the Notes, to file separate financial statements with the SEC (or any other governmental agency) or (G) otherwise in accordance with, and as expressly provided for under, the Indenture;

          (5)   with the consent of each holder of the Notes affected thereby (including, without limitation, consents obtained in connection with a tender offer or exchange offer for, or purchase of, Notes);

provided, that, in the case of any release in whole pursuant to clauses (1) through (5) above, all amounts owing to the Trustee under the Indenture, the Notes, the Subsidiary Guarantees, the Registration Rights Agreement, the Collateral Documents and the Intercreditor Agreement have been paid.

        To the extent applicable, the Company and each Subsidiary Guarantor will furnish to the Trustee, prior to each proposed release of Collateral pursuant to the Collateral Documents and the Indenture:

          (1)   an Officers' Certificate and Opinion of Counsel and such other documentation as required by the Indenture;

          (2)   all documents required by—314(d) of the Trust Indenture Act, the Collateral Documents, the Intercreditor Agreement and the Indenture; and

          (3)   an Opinion of Counsel to the effect that such accompanying documents constitute all documents required by—314(d) of the Trust Indenture Act, the Collateral Documents, the Intercreditor Agreement and the Indenture.

        Upon compliance by the Company or the Subsidiary Guarantors, as the case may be, with the conditions precedent set forth above, and upon delivery by the Company or such Subsidiary Guarantor to the Trustee of an Opinion of Counsel to the effect that such conditions precedent have been complied with, the Trustee or the Collateral Agent shall promptly cause to be released and reconveyed to the Company, or its Subsidiary Guarantors, as the case may be, the released Collateral.

Change of Control

        If a Change of Control occurs, unless the Company has exercised its right to redeem all of the Notes as described under "—Optional redemption," each holder will have the right to require the Company to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of such holder's Notes at a purchase price in cash equal to 101% of the principal amount of the Notes plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

        Within 30 days following any Change of Control, unless the Company has exercised its right to redeem all of the Notes as described under "—Optional redemption," the Company will mail a notice (the "Change of Control Offer") to each holder, with a copy to the Trustee, stating:

          (1)   that a Change of Control has occurred and that such holder has the right to require the Company to purchase such holder's Notes at a purchase price in cash equal to 101% of the principal amount of such Notes plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on a record date to receive interest on the relevant interest payment date) (the "Change of Control Payment");

          (2)   the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed) (the "Change of Control Payment Date"); and

          (3)   the procedures consistent with the Indenture that a holder must follow in order to have its Notes repurchased.

        On the Change of Control Payment Date, the Company will, to the extent lawful:

          (1)   accept for payment all Notes or portions of Notes (in integral multiples of $1,000) properly tendered pursuant to the Change of Control Offer;

          (2)   deposit with the paying agent an amount equal to the Change of Control Payment in respect of all Notes or portions of Notes so tendered; and

          (3)   deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers' Certificate stating the aggregate principal amount of Notes or portions of Notes being purchased by the Company.

        The paying agent will promptly mail to each holder of Notes so tendered the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each such new Note will be in a principal amount of $1,000 or an integral multiple thereof.

        If the Change of Control Payment Date is on or after an interest record date and on or before the related interest payment date, any accrued and unpaid interest, if any, will be paid on such Change of Control Payment Date to the Person in whose name a Note is registered at the close of business on such record date, and no additional interest will be payable to holders who tender pursuant to the Change of Control Offer.

        The Change of Control provisions described above will be applicable whether or not any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the holders to require that the Company repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

        Prior to mailing a Change of Control Offer, and as a condition to such mailing, (i) the requisite holders of each issue of Indebtedness issued under an indenture or other agreement that may be violated by such payment shall have consented to such Change of Control Offer being made and waived the event of default, if any, caused under such indenture or other agreement by the Change of Control, (ii) the Company shall have repaid, or cause to have been repaid, all outstanding Indebtedness issued under an indenture or other agreement that may be violated by a payment to the holders of Notes under a Change of Control Offer or (iii) the Company must have offered to repay all such Indebtedness, made payment to the holders of such Indebtedness that accept such offer and obtained waivers of any event of default from the remaining holders of such Indebtedness.

        The Company covenants to effect such repayment or obtain such consent and/or waiver within 30 days following any Change of Control, it being a Default of the Change of Control provisions if the Company fails to comply with such covenant. A Default under the Indenture will result in a cross default under the Working Capital Facility.

        The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

        The Company will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations described in the Indenture by virtue of the conflict.

        The Company's ability to repurchase Notes pursuant to a Change of Control Offer may be limited by a number of factors. The occurrence of certain of the events that constitute a Change of Control will constitute a default under the Working Capital Facility. In addition, certain events that may constitute a change of control under the Working Capital Facility and cause a default under that agreement may not constitute a Change of Control under the Indenture. Future Indebtedness of the Company and its Subsidiaries may also contain prohibitions of certain events that would constitute a Change of Control or require such Indebtedness to be repurchased upon a Change of Control. Moreover, the exercise by the holders of their right to require the Company to repurchase the Notes could cause a default under such Indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on the Company. Finally, the Company's ability to pay cash to the holders upon a repurchase may be limited by the Company's then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases.

        Even if sufficient funds were otherwise available, the terms of the Working Capital Facility may (and other Indebtedness may) prohibit the Company's prepayment of Notes before their scheduled maturity. Consequently, if the Company is not able to prepay the Indebtedness relating to the Working Capital Facility and any such other Indebtedness containing similar restrictions or obtain requisite consents, as described above, the Company will be unable to fulfill its repurchase obligations if holders of Notes exercise their repurchase rights following a Change of Control, resulting in a Default under the Indenture. A Default under the Indenture will result in a cross default under the Working Capital Facility.

        The Change of Control provisions described above may deter certain mergers, tender offers and other takeover attempts involving the Company by increasing the capital required to effectuate such transactions. The definition of "Change of Control" includes a disposition of all or substantially all of the property and assets of the Company and its Restricted Subsidiaries taken as a whole to any Person other than a Permitted Holder or their Related Persons. Although there is a limited body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of "all or substantially all" of the property or assets of a Person. As a result, it may be unclear as to whether a Change of Control has occurred and whether a holder of Notes may require the Company to make an offer to repurchase the Notes as described above.

Certain covenants

Limitation on indebtedness

        The Company will not, and will not permit any of its Restricted Subsidiaries to, Incur any Indebtedness (including Acquired Indebtedness); provided, however, that the Company and the Subsidiary Guarantors may Incur Indebtedness if on the date thereof:

          (1)   the Consolidated Coverage Ratio for the Company and its Restricted Subsidiaries is at least 2.00 to 1.00; and

          (2)   no Default or Event of Default will have occurred or be continuing or would occur as a consequence of Incurring the Indebtedness or transactions relating to such Incurrence.

        The first paragraph of this covenant will not prohibit the Incurrence of the following Indebtedness:

          (1)   Indebtedness of the Company or any Subsidiary Guarantor Incurred pursuant to a Credit Facility in an aggregate amount up to the greater of (a) the Borrowing Base and (b) $35.0 million less the aggregate principal amount of repayments with the proceeds from Asset Dispositions to the extent required by the covenant described under "—Limitation on sales of assets and subsidiary stock" to reduce permanently the revolving commitments under a Credit Facility (and Guarantees of Restricted Subsidiaries in respect of the Indebtedness Incurred pursuant to this clause (1) under a Credit Facility);

          (2)   the Subsidiary Guarantees and other Guarantees by the Company and the Subsidiary Guarantors of Indebtedness Incurred in accordance with the provisions of the Indenture; provided that in the event such Indebtedness that is being Guaranteed is a Subordinated Obligation or a Guarantor Subordinated Obligation, then the related Guarantee shall be subordinated in right of payment to the Subsidiary Guarantee;

          (3)   Indebtedness of the Company owing to and held by any Restricted Subsidiary or Indebtedness of a Restricted Subsidiary owing to and held by the Company or any other Restricted Subsidiary; provided, however,

            (a)   if the Company is the obligor on such Indebtedness, such Indebtedness is expressly subordinated to the prior payment in full in cash of all obligations with respect to the Notes;

            (b)   if a Subsidiary Guarantor is the obligor on such Indebtedness and the Company or a Subsidiary Guarantor is not the obligee, such Indebtedness is subordinated in right of payment to the Subsidiary Guarantees of such Subsidiary Guarantor; and

      (c)    (i)    any subsequent issuance or transfer of Capital Stock or any other event which results in any such Indebtedness being beneficially held by a Person other than the Company or a Restricted Subsidiary; and

               (ii)  any sale or other transfer of any such Indebtedness to a Person other than the Company or a Restricted Subsidiary shall be deemed, in each case, to constitute an Incurrence of such Indebtedness by the Company or such Subsidiary, as the case may be.

           (4)  Indebtedness represented by (a) the Old Notes, the New Notes and the Subsidiary Guarantees, (b) any Indebtedness (other than the Indebtedness described in clauses (1), (2), (3), (5), (7), (8) and (9)) outstanding on the Issue Date and (c) any Refinancing Indebtedness Incurred in respect of any Indebtedness described in this clause (4) or Incurred pursuant to the first paragraph of this covenant;

           (5)  Hedging Obligations that are Incurred in the ordinary course of business (and not for speculative purposes) (a) for the purpose of fixing or hedging interest rate risk with respect to any Indebtedness that is permitted by the terms of the Indenture to be outstanding; (b) for the purpose of fixing or hedging currency exchange rate risk with respect to any currency exchanges; or (c) for the purpose of fixing or hedging commodity price risk with respect to any commodity (including energy) purchases;

           (6)  the Incurrence by the Company or any of its Subsidiary Guarantors of Indebtedness represented by Capitalized Lease Obligations, mortgage financings or purchase money obligations with respect to assets other than Capital Stock or other Investments, in each case Incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvements of property used in the business of the Company or such Subsidiary Guarantor, in an aggregate principal amount not to exceed $10.5 million at any time outstanding;

           (7)  Indebtedness Incurred in respect of workers' compensation claims, self-insurance obligations, performance, surety and similar bonds and completion guarantees provided by the Company or a Restricted Subsidiary in the ordinary course of business;

           (8)  Indebtedness arising from agreements of the Company or a Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, Incurred or assumed in connection with the disposition of any business, assets or Capital Stock of a Restricted Subsidiary, provided that the maximum aggregate liability in respect of all such

  Indebtedness shall at no time exceed the gross proceeds actually received by the Company and its Restricted Subsidiaries in connection with such disposition;

           (9)  Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business, provided, however, that such Indebtedness is extinguished within five Business Days of Incurrence;

         (10)  Indebtedness evidenced by promissory notes constituting Subordinated Obligations issued in connection with a Restricted Payment permitted pursuant to clause (7)(a) of the second paragraph under "—Limitation on restricted payments"; and

         (11)  in addition to the items referred to in clauses (1) through (10) above, Indebtedness of the Company and its Subsidiary Guarantors in an aggregate outstanding principal amount which, when taken together with the principal amount of all other Indebtedness Incurred pursuant to this clause (11) and then outstanding, will not exceed $10.0 million at any time outstanding.

        The Company will not Incur any Indebtedness under the preceding paragraph if the proceeds thereof are used, directly or indirectly, to refinance any Subordinated Obligations of the Company unless such Indebtedness will be subordinated to the Notes to at least the same extent as such Subordinated Obligations. No Subsidiary Guarantor will Incur any Indebtedness if the proceeds thereof are used, directly or indirectly, to refinance any Guarantor Subordinated Obligations of such Subsidiary Guarantor unless such Indebtedness will be subordinated to the obligations of such Subsidiary Guarantor under its Subsidiary Guarantee to at least the same extent as such Guarantor Subordinated Obligations. No Restricted Subsidiary may Incur any Indebtedness if the proceeds are used to refinance Indebtedness of the Company.

        For purposes of determining compliance with, and the outstanding principal amount of any particular Indebtedness Incurred pursuant to and in compliance with, this covenant:

          (1)   in the event that Indebtedness meets the criteria of more than one of the types of Indebtedness described in the first and second paragraphs of this covenant, the Company, in its sole discretion, will classify such item of Indebtedness on the date of Incurrence and only be required to include the amount and type of such Indebtedness in one of such clauses;

          (2)   all Indebtedness outstanding on the date of the Indenture under the Working Capital Facility shall be deemed initially Incurred on the Issue Date under clause (1) of the second paragraph of this covenant and not the first paragraph or clause (4) of the second paragraph of this covenant;

          (3)   Guarantees of, or obligations in respect of letters of credit relating to, Indebtedness which is otherwise included in the determination of a particular amount of Indebtedness shall not be included;

          (4)   if obligations in respect of letters of credit are Incurred pursuant to a Credit Facility and are being treated as Incurred pursuant to clause (1) of the second paragraph above and the letters of credit relate to other Indebtedness, then such other Indebtedness shall not be included;

          (5)   the principal amount of any Disqualified Stock of the Company or a Subsidiary Guarantor, or Preferred Stock of a Restricted Subsidiary that is not a Subsidiary Guarantor, will be equal to the greater of the maximum mandatory redemption or repurchase price (not including, in either case, any redemption or repurchase premium) or the liquidation preference thereof;

          (6)   Indebtedness permitted by this covenant need not be permitted solely by reference to one provision permitting such Indebtedness but may be permitted in part by one such provision and in part by one or more other provisions of this covenant permitting such Indebtedness; and

          (7)   the amount of Indebtedness issued at a price that is less than the principal amount thereof will be equal to the amount of the liability in respect thereof determined in accordance with GAAP.

        Accrual of interest, accrual of dividends, the accretion of accreted value, the payment of interest in the form of additional Indebtedness and the payment of dividends in the form of additional shares of Preferred Stock or Disqualified Stock will not be deemed to be an Incurrence of Indebtedness for purposes of this covenant. The amount of any Indebtedness outstanding as of any date shall be (i) the accreted value thereof in the case of any Indebtedness issued with original issue discount and (ii) the principal amount or liquidation preference thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.

        In addition, the Company will not permit any of its Unrestricted Subsidiaries to Incur any Indebtedness or issue any shares of Disqualified Stock, other than Non-Recourse Debt. If at any time an Unrestricted Subsidiary becomes a Restricted Subsidiary, any Indebtedness of such Subsidiary shall be deemed to be Incurred by a Restricted Subsidiary as of such date (and, if such Indebtedness is not permitted to be Incurred as of such date under this "Limitation on indebtedness" covenant, the Company shall be in Default of this covenant).

        For purposes of determining compliance with any U.S. dollar denominated restriction on the Incurrence of Indebtedness, the U.S. dollar equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was Incurred, in the case of term Indebtedness, or first committed, in the case of revolving credit Indebtedness; provided that if such Indebtedness is Incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar dominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar dominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that the Company may Incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in the exchange rate of currencies. The principal amount of any Indebtedness Incurred to refinance other Indebtedness, if Incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such Refinancing Indebtedness is denominated that is in effect on the date of such refinancing.

Limitation on restricted payments

        The Company will not, and will not permit any of its Restricted Subsidiaries, directly or indirectly, to:

          (1)   declare or pay any dividend or make any distribution on or in respect of its Capital Stock (including any payment in connection with any merger or consolidation involving the Company or any of its Restricted Subsidiaries) except:

            (a)   dividends or distributions payable in Capital Stock of the Company (other than Disqualified Stock) or in options, warrants or other rights to purchase such Capital Stock of the Company; and

            (b)   dividends or distributions payable to the Company or a Restricted Subsidiary (and if such Restricted Subsidiary is not a Wholly Owned Subsidiary, to its other holders of common Capital Stock on a pro rata basis);

          (2)   purchase, redeem, retire or otherwise acquire for value any Capital Stock of the Company or any direct or indirect parent of the Company held by Persons other than the Company or a

  Restricted Subsidiary (other than in exchange for Capital Stock of the Company (other than Disqualified Stock));

          (3)   purchase, repurchase, redeem, defease or otherwise acquire or retire for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment, any Subordinated Obligations or Guarantor Subordinated Obligations (other than the purchase, repurchase, redemption, defeasance or other acquisition or retirement of Subordinated Obligations or Guarantor Subordinated Obligations purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase, redemption, defeasance or other acquisition or retirement); or

          (4)   make any Restricted Investment in any Person;

(any such dividend, distribution, purchase, redemption, repurchase, defeasance, other acquisition, retirement or Restricted Investment referred to in clauses (1) through (4) shall be referred to herein as a "Restricted Payment"), if at the time the Company or such Restricted Subsidiary makes such Restricted Payment:

            (a)   a Default shall have occurred and be continuing (or would result therefrom); or

            (b)   the Company is not able to Incur an additional $1.00 of Indebtedness pursuant to the first paragraph under the "Limitation on indebtedness" covenant after giving effect, on a pro forma basis, to such Restricted Payment; or

            (c)   the aggregate amount of such Restricted Payment and all other Restricted Payments declared or made subsequent to the Issue Date would exceed the sum of:

                (i)  50% of Consolidated Net Income for the period (treated as one accounting period) from the Issue Date to the end of the most recent fiscal quarter ending prior to the date of such Restricted Payment for which financial statements are in existence (or, in case such Consolidated Net Income is a deficit, minus 100% of such deficit);

               (ii)  100% of the aggregate Net Cash Proceeds received by the Company from the issue or sale of its Capital Stock (other than Disqualified Stock) or other capital contributions subsequent to the Issue Date (other than Net Cash Proceeds received from an issuance or sale of such Capital Stock to a Subsidiary of the Company or an employee stock ownership plan, option plan or similar trust to the extent such sale to an employee stock ownership plan or similar trust is financed by loans from or Guaranteed by the Company or any Restricted Subsidiary unless such loans have been repaid with cash on or prior to the date of determination);

              (iii)  the amount by which Indebtedness of the Company or its Restricted Subsidiaries is reduced on the Company's balance sheet upon the conversion or exchange (other than by a Subsidiary of the Company) subsequent to the Issue Date of any Indebtedness of the Company or its Restricted Subsidiaries convertible or exchangeable for Capital Stock (other than Disqualified Stock) of the Company or Holdings (less the amount of any cash, or the fair market value of any other property, distributed by the Company upon such conversion or exchange);

              (iv)  the amount by which the Disqualified Stock of the Company or its Restricted Subsidiaries is reduced on the Company's balance sheet upon the conversion or exchange (other than by a Subsidiary of the Company) subsequent to the Issue Date of any Disqualified Stock of the Company or its Restricted Subsidiaries convertible or exchangeable for Capital Stock (other than Disqualified Stock) of the Company or Holdings (less the amount of any cash, or the fair market value of any other property, distributed by the Company upon such conversion or exchange); and

               (v)  the amount equal to the net reduction in Restricted Investments made by the Company or any of its Restricted Subsidiaries in any Person resulting from:

                (A)  repurchases or redemptions of such Restricted Investments by such Person, proceeds realized upon the sale of such Restricted Investment to an unaffiliated purchaser, repayments of loans or advances or other transfers of assets (including by way of dividend or distribution) by such Person to the Company or any Restricted Subsidiary; or

                (B)  the redesignation of Unrestricted Subsidiaries as Restricted Subsidiaries (valued in each case as provided in the definition of "Investment") not to exceed, in the case of any Unrestricted Subsidiary, the amount of Investments previously made by the Company or any Restricted Subsidiary in such Unrestricted Subsidiary, which amount in each case under this clause (v) was included in the calculation of the amount of Restricted Payments; provided, however, that no amount will be included under this clause (v) to the extent it is already included in Consolidated Net Income.

        The provisions of the preceding paragraph will not prohibit:

          (1)   a one-time distribution to Holdings in an aggregate amount of up to $101.0 million to purchase the Capital Stock of Holdings as described in the "Use of proceeds" section of this prospectus; provided that such distribution will be excluded in subsequent calculations of the amount of Restricted Payments;

          (2)   any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Capital Stock, Disqualified Stock or Subordinated Obligations of the Company or Guarantor Subordinated Obligations of any Subsidiary Guarantor made by exchange for, or out of the proceeds of the substantially concurrent sale of, Capital Stock of the Company or Holdings (to the extent that Holdings contributes the proceeds of such substantially concurrent sale to the Company as common equity capital) (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary or an employee stock ownership plan or similar trust to the extent such sale to an employee stock ownership plan or similar trust is financed by loans from or Guaranteed by the Company or any Restricted Subsidiary unless such loans have been repaid with cash on or prior to the date of determination); provided, however, that (a) such purchase, repurchase, redemption, defeasance, acquisition or retirement will be excluded in subsequent calculations of the amount of Restricted Payments and (b) the Net Cash Proceeds from such sale of Capital Stock will be excluded from clause (c)(ii) of the preceding paragraph;

          (3)   any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Subordinated Obligations of the Company or Guarantor Subordinated Obligations of any Subsidiary Guarantor made by exchange for, or out of the proceeds of the substantially concurrent sale of, Subordinated Obligations of the Company or any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Guarantor Subordinated Obligations made by exchange for, or out of the proceeds of the substantially concurrent sale of, Guarantor Subordinated Obligations that, in each case, is permitted to be Incurred pursuant to the covenant described under "—Limitation on indebtedness" and that in each case constitutes Refinancing Indebtedness; provided, however, that such purchase, repurchase, redemption, defeasance, acquisition or retirement will be excluded in subsequent calculations of the amount of Restricted Payments;

          (4)   any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Disqualified Stock of the Company or a Restricted Subsidiary made by exchange for, or out of the proceeds of the substantially concurrent sale of, Disqualified Stock of the Company or such Restricted Subsidiary, as the case may be, that, in each case, is permitted to be Incurred pursuant to the covenant described under "—Limitation on indebtedness" and that in each case constitutes Refinancing Indebtedness; provided, however, that such purchase, repurchase, redemption, defeasance, acquisition or retirement will be excluded in subsequent calculations of the amount of Restricted Payments;

          (5)   so long as no Default or Event of Default has occurred and is continuing, any purchase or redemption of Subordinated Obligations or Guarantor Subordinated Obligations of a Subsidiary Guarantor from Net Available Cash to the extent permitted under "—Limitation on sales of assets and subsidiary stock" below; provided, however, that such purchase or redemption will be excluded in subsequent calculations of the amount of Restricted Payments;

          (6)   dividends paid within 60 days after the date of declaration if at such date of declaration such dividend would have complied with this provision; provided, however, that such dividends will be included in subsequent calculations of the amount of Restricted Payments;

          (7)   so long as no Default or Event of Default has occurred and is continuing,

            (a)   the purchase, redemption or other acquisition, cancellation or retirement for value of Capital Stock, or options, warrants, equity appreciation rights or other rights to purchase or acquire Capital Stock of the Company or any Restricted Subsidiary or any parent of the Company held by any existing or former employees or management of the Company or Holdings or any Subsidiary of the Company or their assigns, estates or heirs, or cash dividends distributed to Holdings for the purpose of consummating such purchase, redemption or other acquisition, cancellation or retirement for value, in each case in connection with the repurchase provisions under employee stock option or stock purchase agreements or other agreements to compensate management employees; provided that such redemptions or repurchases pursuant to this clause will not exceed (x) $1.5 million in cash in the aggregate during any calendar year, less any cash used to prepay promissory notes pursuant to clause (y), and (y) $1.5 million in the aggregate during any calendar year represented by promissory notes constituting Subordinated Obligations with a Stated Maturity after the date that is 91 days after the date that is the Stated Maturity of the Notes, which promissory notes may be prepaid in an aggregate amount during any calendar year up to any cash amount not used pursuant to clause (x) in such calendar year; provided, however, that the amount of any such repurchase or redemption will be included in subsequent calculations of the amount of Restricted Payments; and

            (b)   to the extent permitted by applicable law, loans or advances to employees or directors of the Company or Holdings or any Subsidiary of the Company, the proceeds of which are used to purchase Capital Stock of the Company or Holdings, in an aggregate amount not in excess of $1.0 million at any one time outstanding; provided, however, that the amount of such loans and advances will be included in subsequent calculations of the amount of Restricted Payments;

          (8)   so long as no Default or Event of Default has occurred and is continuing, the declaration and payment of dividends to holders of any class or series of Disqualified Stock of the Company issued in accordance with the terms of the Indenture to the extent such dividends are included in the definition of "Consolidated Interest Expense;" provided that the payment of such dividends will be excluded in the calculation of Restricted Payments;

          (9)   repurchases of Capital Stock deemed to occur upon the exercise of stock options, warrants or other convertible securities if such Capital Stock represents a portion of the exercise price thereof; provided, however, that such repurchases will be excluded in subsequent calculations of the amount of Restricted Payments;

          (10) so long as no Default or Event of Default shall have occurred and be continuing, cash dividends to Holdings in an amount sufficient to enable Holdings to make payments of cash interest required to be made in respect of Indebtedness of Holdings that has been Guaranteed by the Company in accordance with the terms of the Indenture, provided that the net cash proceeds of such Indebtedness were contributed to the Company and such Indebtedness is considered Indebtedness of the Company for all purposes, including for purposes of calculating Consolidated Interest Expense, and Holdings is otherwise unable to pay such interest and such dividends are applied directly to the payment of such interest; and provided, further, that such payments will be excluded in subsequent calculations of the amount of Restricted Payments;

          (11) cash dividends or loans to Holdings in amounts equal to:

            (a)   the amounts required for Holdings to pay any foreign, Federal, state or local income taxes to the extent that such income taxes are directly attributable to the income of the Company and its Restricted Subsidiaries;

            (b)   the amounts required for Holdings to pay franchise taxes and other fees required to maintain its legal existence;

            (c)   an amount not to exceed $1.0 million in any fiscal year to permit Holdings to pay its corporate overhead expenses Incurred in the ordinary course of business, and to pay salaries or other compensation of employees who perform services for both Holdings and the Company;

  provided, that such dividends or loans will be excluded in subsequent calculations of the amount of Restricted Payments;

          (12) the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of any Subordinated Obligation (i) at a purchase price not greater than 101% of the principal amount of such Subordinated Obligation in the event of a Change of Control in accordance with provisions similar to the "Change of control" covenant or (ii) at a purchase price not greater than 100% of the principal amount thereof in accordance with provisions similar to the "Limitation on sales of assets and subsidiary stock" covenant; provided that, prior to or simultaneously with such purchase, repurchase, redemption, defeasance or other acquisition or retirement, the Company has made the Change of Control Offer, Collateral Disposition Offer or Asset Disposition Offer, as applicable, as provided in such covenant with respect to the Notes and has completed the repurchase or redemption of all Notes validly tendered for payment in connection with such Change of Control Offer, Collateral Disposition Offer or Asset Disposition Offer; provided, further, that such purchase, repurchase, redemption, defeasance or other acquisition or retirement for value will be included in subsequent calculations of the amount of Restricted Payments;

          (13) a Restricted Investment either (i) solely in exchange for shares of Capital Stock (other than Disqualified Stock) of the Company or (ii) through the application of the Net Cash Proceeds of the substantially concurrent sale of Capital Stock (other than Disqualified Stock) of the Company or Holdings (to the extent that Holdings contributes the proceeds of such substantially concurrent sale to the Company as common equity capital); provided, that (a) such Restricted Investment will be excluded in subsequent calculations of the amount of Restricted Payments and (b) the Net Cash Proceeds from such sale of Capital Stock will be excluded from clause (c)(ii) of the preceding paragraph;

          (14) so long as no Default or Event of Default shall have occurred and be continuing or would exist after giving effect thereto, the declaration or payment of dividends on the Company's Common Stock (or dividends, distributions or advances to Holdings to allow Holdings to pay dividends on Holdings' Common Stock) following the first public offering of the Company's

  Common Stock (or of Holdings' Common Stock, as the case may be) after the Issue Date, of, whichever is earlier, (i) in the case of the first public offering of the Company's Common Stock, up to 6% per annum of the Net Cash Proceeds received by the Company in such public offering or (ii) in the case of the first public offering of Holdings' Common Stock, up to 6% per annum of the amount contributed by Holdings to the Company from the Net Cash Proceeds received by Holdings in such public offering, in each case, other than public offerings of the Company or Holdings' Common Stock registered on Form S-4 or Form S-8; provided, however, that such declaration or payment will be included in subsequent calculations of the amount of Restricted Payments; and

          (15) so long as no Default or Event of Default shall have occurred and be continuing or would exist after giving effect thereto, Restricted Payments in an amount not to exceed $5.0 million in the aggregate since the Issue Date; provided, however, that such Restricted Payments will be included in subsequent calculations of the amount of Restricted Payments.

        Notwithstanding the foregoing, except as permitted by clauses (1), (7), (8), (9), (10) or (11) of the previous paragraph, until the second anniversary of the Issue Date, the Company will not, and will not permit any of its Restricted Subsidiaries, directly or indirectly, to (a) declare or pay any dividend or make any distribution on or in respect of its Capital Stock to any holder of Capital Stock or (b) purchase, redeem, retire or otherwise acquire for value any Capital Stock of the Company or any direct or indirect parent of the Company held by any holder of Capital Stock. Following the second anniversary of the Issue Date, the Company may, and may permit its Restricted Subsidiaries to, make such declaration, distributions, payments, purchases, redemptions, retirements or acquisitions, provided that the Consolidated Coverage Ratio for the Company and its Restricted Subsidiaries is at least 2.50 to 1.00.

        The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of such Restricted Payment of the asset(s) or securities proposed to be paid, transferred or issued by the Company or such Restricted Subsidiary, as the case may be, pursuant to such Restricted Payment. The fair market value of any cash Restricted Payment shall be its face amount and any non-cash Restricted Payment shall be determined conclusively by the Board of Directors of the Company acting in good faith whose resolution with respect thereto shall be delivered to the Trustee, such determination to be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if such fair market value is estimated in good faith by the Board of Directors of the Company to exceed $5.0 million. Not later than the date of making any Restricted Payment, the Company shall deliver to the Trustee an Officers' Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by the covenant "Restricted Payments" were computed, together with a copy of any fairness opinion or appraisal required by the Indenture.

        As used herein, "substantially concurrent sale" shall mean any sale within 45 days prior to the specified event.

Limitation on liens

        The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, Incur or suffer to exist any Lien (other than Permitted Liens) upon any of its property or assets (including Capital Stock of Restricted Subsidiaries), whether owned on the date of the Indenture or acquired after that date, which Lien is securing any Indebtedness.

Limitation on sale/leaseback transactions

        The Company will not, and will not permit any of its Restricted Subsidiaries to, enter into any Sale/Leaseback Transaction unless:

          (1)   the Company or such Restricted Subsidiary could have Incurred Indebtedness in an amount equal to the Attributable Indebtedness in respect of such Sale/Leaseback Transaction pursuant to the covenant described under "—Limitation on indebtedness";

          (2)   the Company or such Restricted Subsidiary would be permitted to create a Lien on the property subject to such Sale/Leaseback Transaction securing such Attributable Indebtedness without securing the Notes pursuant to the covenant described under "—Limitation on liens"; and

          (3)   the Sale/Leaseback Transaction is treated as an Asset Disposition and all of the conditions of the Indenture described under "—Limitation on sales of assets and subsidiary stock" (including the provisions concerning the application of Net Available Cash) are satisfied with respect to such Sale/Leaseback Transaction, treating all of the consideration received in such Sale/Leaseback Transaction as Net Available Cash for purposes of such covenant.

Limitation on restrictions on distributions from restricted subsidiaries

        The Company will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to:

          (1)   pay dividends or make any other distributions on its Capital Stock or pay any Indebtedness or other obligations owed to the Company or any Restricted Subsidiary (it being understood that the priority of any Preferred Stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on Common Stock shall not be deemed a restriction on the ability to make distributions on Capital Stock);

          (2)   make any loans or advances to the Company or any Restricted Subsidiary (it being understood that the subordination of loans or advances made to the Company or any Restricted Subsidiary to other Indebtedness Incurred by the Company or any Restricted Subsidiary shall not be deemed a restriction on the ability to make loans or advances); or

          (3)   transfer any of its property or assets to the Company or any Restricted Subsidiary.

        The preceding provisions will not prohibit:

              (i)  any encumbrance or restriction pursuant to an agreement in effect at or entered into on the date of the Indenture and identified in an annex to the Indenture, including, without limitation, the Indenture, the Collateral Documents and the Working Capital Facility in effect on such date;

             (ii)  any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement relating to any Capital Stock or Indebtedness Incurred by a Restricted Subsidiary on or before the date on which such Restricted Subsidiary was acquired by the Company (other than Capital Stock or Indebtedness Incurred as consideration in, or to provide all or any portion of the funds utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by the Company or in contemplation of the transaction) and outstanding on such date, provided, that any such encumbrance or restriction shall not extend to any assets or property of the Company or any other Restricted Subsidiary other than the assets and property so acquired;

            (iii)  any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement effecting a refunding, replacement or refinancing of Indebtedness Incurred pursuant to an agreement referred to in clause (i) or (ii) of this paragraph or this clause (iii) or contained in any amendment to an agreement referred to in clause (i) or (ii) of this paragraph or this clause (iii); provided, however, that the encumbrances and restrictions with respect to such Restricted Subsidiary contained in any such agreement are no less favorable in any material respect to the holders of the Notes than the encumbrances and restrictions contained in such agreements referred to in clauses (i) or (ii) of this paragraph on the Issue Date or the date such Restricted Subsidiary became a Restricted Subsidiary, whichever is applicable;

            (iv)  in the case of clause (3) of the first paragraph of this covenant, any encumbrance or restriction:

              (a)   that restricts in a customary manner the subletting, assignment or transfer of any property or asset that is subject to a lease, license or similar contract, or the assignment or transfer of any such lease, license or other contract;

              (b)   contained in mortgages, pledges or other security agreements permitted under the Indenture securing Indebtedness of the Company or a Restricted Subsidiary to the extent such encumbrances or restrictions restrict the transfer of the property subject to such mortgages, pledges or other security agreements; or

              (c)   pursuant to customary provisions restricting dispositions of real property interests set forth in any reciprocal easement agreements of the Company or any Restricted Subsidiary;

             (v)  (a) purchase money obligations for property acquired in the ordinary course of business and (b) Capitalized Lease Obligations permitted under the Indenture, in each case, that impose encumbrances or restrictions of the nature described in clause (3) of the first paragraph of this covenant on the property so acquired;

            (vi)  any restriction with respect to a Restricted Subsidiary (or any of its property or assets) imposed pursuant to an agreement entered into for the direct or indirect sale or disposition of all or substantially all the Capital Stock or assets of such Restricted Subsidiary (or the property or assets that are subject to such restriction) pending the closing of such sale or disposition;

           (vii)  any customary provisions in joint venture agreements relating to joint ventures that are not Restricted Subsidiaries and other similar agreements entered into in the ordinary course of business;

          (viii)  net worth provisions in leases and other agreements entered into by the Company or any Restricted Subsidiary in the ordinary course of business; and

            (ix)  encumbrances or restrictions arising or existing by reason of applicable law or any applicable rule, regulation or order.

Limitation on sales of assets and subsidiary stock

        (a)   The Company will not, and will not permit any of its Restricted Subsidiaries to, make any Asset Disposition of Collateral unless:

          (1)   the Company or such Restricted Subsidiary, as the case may be, receives consideration at least equal to the fair market value (such fair market value to be determined on the date of contractually agreeing to such Asset Disposition), as determined in good faith by the Board of

  Directors (including as to the value of all non-cash consideration), of the Collateral subject to such Asset Disposition;

          (2)   at least 80% of the consideration from such Asset Disposition received by the Company or such Restricted Subsidiary, as the case may be, is in the form of cash or Cash Equivalents and 100% of the Net Available Cash therefrom is deposited directly by the Company into the Collateral Account; and

          (3)   the remaining consideration from such Asset Disposition that is not in the form of cash or Cash Equivalents is thereupon with its acquisition pledged as First Priority Collateral to secure the Notes, in the case of an Asset Disposition of First Priority Collateral, or as Second Priority Collateral, in the case of an Asset Disposition of Second Priority Collateral.

        Any Net Available Cash deposited into the Collateral Account from any Asset Dispositions of First Priority Collateral, Recovery Events (as described below) or Asset Swaps involving the transfer of Collateral (as described below) may be withdrawn by the Company to be invested by the Company in Additional Assets within 360 days of the date of such Asset Disposition, Recovery Event or Asset Swap, which Additional Assets are thereupon with their acquisition added to the First Priority Collateral securing the Notes. In the case of an Asset Disposition of Second Priority Collateral, any Net Available Cash will be deposited in accordance with the Intercreditor Agreement.

        All of the Net Available Cash received by the Company or such Restricted Subsidiary, as the case may be, from any Recovery Event shall be deposited directly into the Collateral Account and may be withdrawn by the Company or such Restricted Subsidiary to be invested in Additional Assets (which may include performance of a Restoration of the affected Collateral) in accordance with the preceding paragraph within 360 days of the date of such Recovery Event.

        Any Net Available Cash from Asset Dispositions of Collateral, Asset Swaps involving the transfer of Collateral or Recovery Events that are not applied or invested as provided in this subsection (a) or in accordance with the Collateral Documents will be deemed to constitute "Excess Collateral Proceeds." On the 361st day after an Asset Disposition, Asset Swap or Recovery Event pursuant to this subsection (a), if the aggregate amount of Excess Collateral Proceeds exceeds $8.0 million, the Company will be required to make an offer ("Collateral Disposition Offer") to all holders of Notes to purchase the maximum principal amount of Notes to which the Collateral Disposition Offer applies that may be purchased out of the Excess Collateral Proceeds, at an offer price in cash in an amount equal to 100% of the principal amount of the Notes plus accrued and unpaid interest to the date of purchase, in accordance with the procedures set forth in the Indenture in integral multiples of $1,000; provided, however, that to the extent the Excess Collateral Proceeds relate to Asset Dispositions of Second Priority Collateral, the Company may, prior to making a Collateral Disposition Offer, make a mandatory prepayment with respect to the maximum principal amount of Indebtedness that is secured by such Collateral on a first-priority basis that may be prepaid out of such Excess Collateral Proceeds, at a price in cash in an amount equal to 100% of the principal amount of such Indebtedness, plus accrued and unpaid interest to the date of prepayment, with any Excess Collateral Proceeds not used to prepay such Indebtedness offered to holders of Notes in accordance with this paragraph. To the extent that the aggregate amount of Notes (and such other Indebtedness in the case of an Asset Disposition of Second Priority Collateral) so validly tendered and not properly withdrawn pursuant to a Collateral Disposition Offer is less than the Excess Collateral Proceeds, the Company may use any remaining Excess Collateral Proceeds for general corporate purposes, subject to other covenants contained in the Indenture. If the aggregate principal amount of Notes surrendered by holders thereof exceeds the amount of Excess Collateral Proceeds, the Notes to be purchased shall be selected on a pro rata basis on the basis of the aggregate principal amount of tendered Notes. Upon completion of such Collateral Disposition Offer, the amount of Excess Collateral Proceeds shall be reset at zero.

        (b)   The Company will not, and will not permit any of its Restricted Subsidiaries to, make any Asset Disposition (other than an Asset Disposition of Collateral) unless:

          (1)   the Company or such Restricted Subsidiary, as the case may be, receives consideration at least equal to the fair market value (such fair market value to be determined on the date of contractually agreeing to such Asset Disposition), as determined in good faith by the Board of Directors (including as to the value of all non-cash consideration), of the shares and assets subject to such Asset Disposition;

          (2)   at least 80% of the consideration from such Asset Disposition received by the Company or such Restricted Subsidiary, as the case may be, is in the form of cash or Cash Equivalents; and

          (3)   an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied by the Company or such Restricted Subsidiary, as the case may be:

            (A)  first, to the extent the Company or any Restricted Subsidiary, as the case may be, elects (or is required by the terms of any Indebtedness) to prepay, repay, purchase, repurchase, redeem, retire, defease or otherwise acquire Indebtedness of the Company (other than any Disqualified Stock or Subordinated Obligations) or Indebtedness of a Restricted Subsidiary (other than any Disqualified Stock or Guarantor Subordinated Obligations) (in each case other than Indebtedness owed to the Company or an Affiliate of the Company) within 360 days of the date of such Asset Disposition; provided, however, that, in connection with any prepayment, repayment, purchase, repurchase, redemption, retirement, defeasance or other acquisition of Indebtedness pursuant to this clause (A), the Company or such Restricted Subsidiary will retire such Indebtedness and will cause the related commitment (if any) to be permanently reduced in an amount equal to the principal amount so prepaid, repaid, purchased, repurchased, redeemed, retired, defeased or otherwise acquired; and

            (B)  second, to the extent of the balance of such Net Available Cash after application in accordance with clause (A), to the extent the Company or such Restricted Subsidiary elects, to invest in Additional Assets within 360 days of the date of such Asset Disposition;

  provided that pending the final application of any such Net Available Cash in accordance with clause (A) or clause (B) above, the Company and its Restricted Subsidiaries may temporarily reduce Indebtedness or otherwise invest such Net Available Cash in any manner not prohibited by the Indenture.

        Any Net Available Cash from Asset Dispositions (other than Asset Dispositions of Collateral) that are not applied or invested as provided in this subsection (b) will be deemed to constitute "Excess Proceeds." On the 361st day after such an Asset Disposition, if the aggregate amount of Excess Proceeds exceeds $8.0 million, the Company will be required to make an offer ("Asset Disposition Offer") to all holders of Notes and, to the extent required by the terms of other Pari Passu Indebtedness, to all holders of other Pari Passu Indebtedness outstanding with similar provisions requiring the Company to make an offer to purchase such Pari Passu Indebtedness with the proceeds from any such Asset Disposition, to purchase the maximum principal amount of Notes and any such Pari Passu Indebtedness to which the Asset Disposition Offer applies that may be purchased out of the Excess Proceeds, at an offer price in cash in an amount equal to 100% of the principal amount of the Notes and Pari Passu Indebtedness plus accrued and unpaid interest to the date of purchase, in accordance with the procedures set forth in the Indenture or the agreements governing the Pari Passu Indebtedness, as applicable, in each case in integral multiples of $1,000. To the extent that the aggregate amount of Notes and Pari Passu Indebtedness, if applicable, so validly tendered and not properly withdrawn pursuant to an Asset Disposition Offer is less than the Excess Proceeds, the Company may use any remaining Excess Proceeds for general corporate purposes, subject to other covenants contained in the Indenture. If the aggregate principal amount of Notes surrendered by holders thereof and other Pari Passu Indebtedness surrendered by holders or lenders, collectively, exceeds the amount of Excess Proceeds as set forth in an Officers' Certificate, the Trustee shall select the Notes to be purchased on a pro rata basis on the basis of the aggregate principal amount of tendered Notes and the agent for the Pari Passu Indebtedness shall select the Pari Passu Indebtedness to be purchased on a pro rata basis on the basis of the aggregate principal amount of tendered Pari Passu Indebtedness. Upon completion of such Asset Disposition Offer, the amount of Excess Proceeds shall be reset at zero.

        (c)   The Collateral Disposition Offer or Asset Disposition Offer will remain open for a period of 20 Business Days following its commencement, except to the extent that a longer period is required by applicable law (the "Asset Disposition Offer Period"). No later than five Business Days after the termination of the Asset Disposition Offer Period (the "Asset Disposition Purchase Date"), the Company will purchase the principal amount of Notes (and other Indebtedness required to be purchased pursuant to the last paragraph of subsection (a) of this covenant) and Pari Passu Indebtedness required to be purchased pursuant to this covenant (the "Asset Disposition Offer Amount") or, if less than the Asset Disposition Offer Amount has been so validly tendered, all Notes (and other Indebtedness required to be purchased pursuant to the last paragraph of subsection (a) of this covenant) and Pari Passu Indebtedness, if applicable, validly tendered in response to the Collateral Disposition Offer or Asset Disposition Offer, as applicable.

        If the Asset Disposition Purchase Date is on or after an interest record date and on or before the related interest payment date, any accrued and unpaid interest will be paid on such Asset Disposition Purchase Date to the Person in whose name a Note is registered at the close of business on such record date, and no additional interest will be payable to holders who tender Notes pursuant to the Collateral Disposition Offer or Asset Disposition Offer.

        On or before the Asset Disposition Purchase Date, the Company will, to the extent lawful, accept for payment, on a pro rata basis to the extent necessary, the Asset Disposition Offer Amount of Notes (and other Indebtedness required to be purchased pursuant to the last paragraph of subsection (a) of this covenant) and Pari Passu Indebtedness or portions of Notes (and other Indebtedness required to be purchased pursuant to the last paragraph of subsection (a) of this covenant) and Pari Passu Indebtedness so validly tendered and not properly withdrawn pursuant to the Collateral Disposition Offer or Asset Disposition Offer, or if less than the Asset Disposition Offer Amount has been validly tendered and not properly withdrawn, all Notes (and other Indebtedness required to be purchased pursuant to the last paragraph of subsection (a) of this covenant) and Pari Passu Indebtedness so validly tendered and not properly withdrawn, in each case in integral multiples of $1,000. The Company will deliver to the Trustee an Officers' Certificate stating that such Notes or portions thereof were accepted for payment by the Company in accordance with the terms of this covenant and, in addition, the Company will deliver all certificates and notes required, if any, by the agreements governing the other Indebtedness required to be purchased pursuant to the last paragraph of subsection (a) of this covenant and the Pari Passu Indebtedness. The Company or the Paying Agent, as the case may be, will promptly (but in any case not later than five Business Days after termination of the Asset Disposition Offer Period) mail or deliver to each tendering holder of Notes or holder or lender of such other Indebtedness or Pari Passu Indebtedness, as the case may be, an amount equal to the purchase price of the Notes, such other Indebtedness or Pari Passu Indebtedness so validly tendered and not properly withdrawn by such holder or lender, as the case may be, and accepted by the Company for purchase, and the Company will promptly issue a new Note, and the Trustee, upon delivery of an Officers' Certificate from the Company will authenticate and mail or deliver such new Note to such holder, in a principal amount equal to any unpurchased portion of the Note surrendered; provided that each such new Note will be in a principal amount of $1,000 or an integral multiple of $1,000. In addition, the Company will take any and all other actions required by the agreements governing the other Indebtedness required to be purchased pursuant to the last paragraph of subsection (a) of this covenant and the Pari Passu Indebtedness. Any Note not so accepted will be promptly mailed or delivered by the Company to the holder thereof. The Company will publicly announce the results of the Collateral Disposition Offer or Asset Disposition Offer, as the case may be, on the Asset Disposition Purchase Date.

        For the purposes of this covenant, securities, notes or other obligations received by the Company or any Restricted Subsidiary from the transferee that are promptly converted by the Company or such Restricted Subsidiary into cash shall be deemed to be cash.

        (d)   The Company will not, and will not permit any Restricted Subsidiary to, engage in any Asset Swaps, unless:

          (1)   at the time of entering into such Asset Swap and immediately after giving effect to such Asset Swap, no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

          (2)   in the event such Asset Swap involves the transfer by the Company or any Restricted Subsidiary of assets having an aggregate fair market value, as determined by the Board of Directors of the Company in good faith, in excess of $2.5 million, the terms of such Asset Swap have been approved by a majority of the members of the Board of Directors of the Company;

          (3)   in the event such Asset Swap involves the transfer by the Company or any Restricted Subsidiary of assets having an aggregate fair market value, as determined by the Board of Directors of the Company in good faith, in excess of $5.0 million, the Company has received a written opinion from an independent investment banking firm of nationally recognized standing that such Asset Swap is fair to the Company or such Restricted Subsidiary, as the case may be, from a financial point of view; and

          (4)   in the event such Asset Swap involves the transfer by the Company or any Restricted Subsidiary of Collateral, (A) any Related Business Assets received by the Company or any Restricted Subsidiary shall be pledged as First Priority Collateral securing the Notes, in the case of an Asset Swap involving First Priority Collateral, or as Second Priority Collateral, in the case of an Asset Swap involving Second Priority Collateral, and (B) any Net Available Cash received by the Company or any Restricted Subsidiary shall be deposited directly into the Collateral Account and may be withdrawn by the Company or such Restricted Subsidiary to be invested in Additional Assets in the manner set forth under subsection (a) above.

        (e)   The Company will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to the Indenture. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Indenture by virtue of any conflict.

        (f)    The Company will provide certain opinions and certificates to the Trustee in connection with an Asset Disposition or Asset Swap pursuant to this covenant as provided in the Indenture.

Limitation on affiliate transactions

        The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into or conduct any transaction (including the purchase, sale, lease or exchange of any property or the rendering of any service) with any Affiliate of the Company (an "Affiliate Transaction") unless:

          (1)   the terms of such Affiliate Transaction are no less favorable to the Company or such Restricted Subsidiary, as the case may be, than those that could be obtained in a comparable transaction at the time of such transaction in arm's length dealings with a Person who is not such an Affiliate;

          (2)   in the event such Affiliate Transaction involves an aggregate consideration in excess of $1.0 million, the terms of such transaction have been approved by a majority of the members of the Board of Directors of the Company and by a majority of the members of such Board having no personal stake in such transaction, if any (and such majority or majorities, as the case may be, determines that such Affiliate Transaction satisfies the criteria in clause (1) above); and

          (3)   in the event such Affiliate Transaction involves an aggregate consideration in excess of $2.5 million, the Company has received a written opinion from an independent investment banking, accounting or appraisal firm of nationally recognized standing that such Affiliate Transaction is not materially less favorable than those that might reasonably have been obtained in a comparable transaction at such time on an arm's length basis from a Person that is not an Affiliate.

        The preceding paragraph will not apply to:

          (1)   any Restricted Payment (other than a Restricted Investment) permitted to be made pursuant to the covenant described under "—Limitation on restricted payments;"

          (2)   any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment agreements and other compensation arrangements, options to purchase Capital Stock of the Company, restricted stock plans, long-term incentive plans, stock appreciation rights plans, participation plans or similar employee benefits plans and/or indemnity provided on behalf of officers and employees approved by the Board of Directors;

          (3)   to the extent permitted by law, loans or advances to employees, officers or directors in the ordinary course of business of the Company or any of its Restricted Subsidiaries but in any event not to exceed $1.0 million in the aggregate outstanding at any one time with respect to all loans or advances made since the Issue Date;

          (4)   any transaction between the Company and a Restricted Subsidiary or between Restricted Subsidiaries;

          (5)   Guarantees issued by the Company or a Restricted Subsidiary for the benefit of the Company or a Restricted Subsidiary, as the case may be, in accordance with "—Limitation on indebtedness;"

          (6)   the payment of reasonable and customary fees paid to, and indemnity provided on behalf of, directors of Holdings, the Company or any Restricted Subsidiary;

          (7)   the performance of obligations of the Company or any of its Restricted Subsidiaries under the terms of any agreement to which the Company or any of its Restricted Subsidiaries is a party as of or on the Issue Date and identified on a schedule to the Indenture on the Issue Date, as these agreements may be amended, modified, supplemented, extended or renewed from time to time; provided, however, that any future amendment, modification, supplement, extension or renewal entered into after the Issue Date will be permitted to the extent that its terms are not more disadvantageous to the holders of the Notes than the terms of the agreements in effect on the Issue Date; and

          (8)   so long as no Default or Event of Default shall have occurred and be continuing, up to $450,000 of consulting and management fees payable annually to Charterhouse Group, Inc. or any of its Affiliates.

Limitation on sale of capital stock of restricted subsidiaries

        The Company will not, and will not permit any Restricted Subsidiary to, transfer, convey, sell, lease or otherwise dispose of any Voting Stock of any Restricted Subsidiary or to issue any of the Voting Stock of a Restricted Subsidiary (other than, if necessary, shares of its Voting Stock constituting directors' qualifying shares) to any Person except:

          (1)   to the Company or a Wholly Owned Subsidiary; or

          (2)   in compliance with the covenant described under "—Limitation on sales of assets and subsidiary stock" and immediately after giving effect to such issuance or sale, such Restricted Subsidiary continues to be a Restricted Subsidiary.

        Notwithstanding the preceding paragraph, the Company or any Restricted Subsidiary may sell all the Voting Stock of a Restricted Subsidiary as long as the Company complies with the terms of the covenant described under "—Limitation on sales of assets and subsidiary stock." In that case, such Restricted Subsidiary, if a Subsidiary Guarantor, will be automatically released from all its obligations under the Indenture, its Subsidiary Guarantee, the Registration Rights Agreement, the Collateral Documents and the Intercreditor Agreement and the Liens, if any, on the Collateral pledged by such Subsidiary Guarantor pursuant to the Collateral Documents shall be released with respect to the Notes if all the obligations of such Subsidiary Guarantor under its Guarantee under the Working Capital Facility and related documentation and any other agreements relating to any other Indebtedness of the Company or its Restricted Subsidiaries terminate upon consummation of such sale.

SEC reports

        Notwithstanding that Holdings or the Company may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, to the extent permitted by the Exchange Act, Holdings or the Company will file with the SEC, and make available to the Trustee and the registered holders of the Notes, the annual reports and the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) that are specified in Sections 13 and 15(d) of the Exchange Act within the time periods specified therein. In the event that Holdings or the Company, as the case may be, is not permitted to file such reports, documents and information with the SEC pursuant to the Exchange Act, Holdings or the Company, as the case may be, will nevertheless make available such Exchange Act information to the Trustee and the holders of the Notes as if Holdings or the Company, as the case may be, were subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act within the time periods specified therein. The financial information filed with the SEC or delivered to holders pursuant to this covenant shall include consolidated financial statements for the Company, the Subsidiary Guarantors and Subsidiaries that are not Subsidiary Guarantors in the form prescribed by the SEC.

        If the Company has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraph shall include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes to the financial statements and in Management's Discussion and Analysis of Results of Operations and Financial Condition, of the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of Unrestricted Subsidiaries.

Merger and consolidation

        The Company will not consolidate with or merge with or into, or convey, transfer or lease all or substantially all its assets to, any Person, unless:

          (1)   the resulting, surviving or transferee Person (the "Successor Company") will be a corporation, partnership, trust or limited liability company organized and existing under the laws of the United States of America, any State of the United States or the District of Columbia and the Successor Company (if not the Company) will expressly assume, by supplemental indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of the Company under the Notes, the Indenture, the Registration Rights Agreement, the Collateral Documents (as applicable) and the Intercreditor Agreement and shall cause such amendments, supplements or other instruments to be executed, filed, and recorded in such jurisdictions as may be required by applicable law to preserve and protect the Lien on the Collateral owned by or transferred to the Successor Company, together with such financing statements or comparable documents as may be required to perfect any security interests in such Collateral which may be perfected by the filing of a financing statement or a similar document under the Uniform Commercial Code or other similar statute or regulation of the relevant states or jurisdictions;

          (2)   immediately after giving effect to such transaction (and treating any Indebtedness that becomes an obligation of the Successor Company or any Subsidiary of the Successor Company as a result of such transaction as having been Incurred by the Successor Company or such Subsidiary at the time of such transaction), no Default or Event of Default shall have occurred and be continuing;

          (3)   immediately after giving effect to such transaction, the Successor Company would be able to Incur at least an additional $1.00 of Indebtedness pursuant to the first paragraph of the "Limitation on indebtedness" covenant;

          (4)   each Subsidiary Guarantor (unless it is the other party to the transactions above, in which case clause (1) shall apply) shall have by supplemental indenture confirmed that its Subsidiary Guarantee shall apply to such Person's obligations in respect of the Indenture and the Notes and its obligations under the Registration Rights Agreement, the Collateral Documents and the Intercreditor Agreement shall continue to be in effect and shall cause such amendments, supplements or other instruments to be executed, filed, and recorded in such jurisdictions as may be required by applicable law to preserve and protect the Lien on the Collateral owned by such Subsidiary Guarantor, together with such financing statements or comparable documents as may be required to perfect any security interests in such Collateral which may be perfected by the filing of a financing statement or a similar document under the Uniform Commercial Code or other similar statute or regulation of the relevant states or jurisdictions; and

          (5)   the Company shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture.

        For purposes of this covenant, the sale, lease, conveyance, assignment, transfer, or other disposition of all or substantially all of the properties and assets of one or more Subsidiaries of the Company, in a single or a series of related transactions, which properties and assets, if held by the Company instead of such Subsidiaries, would constitute all or substantially all of the properties and assets of the Company on a consolidated basis, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

        The Successor Company will succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture and the Collateral Documents, but, in the case of a lease of all or substantially all its assets, the predecessor Company will not be released from the obligation to pay the principal of and interest on the Notes.

        Although there is a limited body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve "all or substantially all" of the property or assets of a Person.

        Notwithstanding the preceding clause (3), (x) any Restricted Subsidiary may consolidate with, merge into or transfer all or part of its properties and assets to the Company and (y) the Company may merge with an Affiliate incorporated solely for the purpose of reincorporating the Company in another jurisdiction to realize tax benefits; provided that, in the case of a Restricted Subsidiary that merges into the Company, the Company will not be required to comply with the preceding clause (5).

        In addition, the Company will not permit any Subsidiary Guarantor to consolidate with or merge with or into any Person (other than the Company or another Subsidiary Guarantor) and will not permit the conveyance, transfer or lease of all or substantially all of the assets of any Subsidiary Guarantor (other than to the Company or another Subsidiary Guarantor) unless:

          (1)   (a) the resulting, surviving or transferee Person will be a corporation, partnership, trust or limited liability company organized and existing under the laws of the United States of America, any State of the United States or the District of Columbia (or Canada, in the case of a Subsidiary Guarantor organized in Canada) and such Person (if not such Subsidiary Guarantor) will expressly assume, by supplemental indenture, executed and delivered to the Trustee, all the obligations of such Subsidiary Guarantor under its Subsidiary Guarantee, the Indenture, the Registration Rights Agreement, the related Collateral Documents and the Intercreditor Agreement and shall cause such amendments, supplements or other instruments to be executed, filed, and recorded in such jurisdictions as may be required by applicable law to preserve and protect the Lien on the Collateral owned by or transferred to the surviving entity, together with such financing statements or comparable documents as may be required to perfect any security interests in such Collateral which may be perfected by the filing of a financing statement or a similar document under the Uniform Commercial Code or other similar statute or regulation of the relevant states or jurisdictions; (b) immediately after giving effect to such transaction (and treating any Indebtedness that becomes an obligation of the resulting, surviving or transferee Person or any Restricted Subsidiary as a result of such transaction as having been Incurred by such Person or such Restricted Subsidiary at the time of such transaction), no Default of Event of Default shall have occurred and be continuing; and (c) the Company will have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture; or

          (2)   the transaction is made in compliance with the covenants described under "—Limitation on sales of assets and subsidiary stock" and "—Limitation on sale of capital stock of restricted subsidiaries."

Future subsidiary guarantors

        After the Issue Date, the Company will cause each Restricted Subsidiary (other than a Foreign Subsidiary that does not guarantee any Indebtedness of the Company or any Restricted Subsidiary) created, designated or acquired by the Company or one or more of its Restricted Subsidiaries or Holdings in the event that Holdings guarantees any Indebtedness of the Company or any of its Restricted Subsidiaries to execute and deliver to the Trustee a Subsidiary Guarantee pursuant to which such Subsidiary Guarantor will unconditionally Guarantee, on a joint and several basis with the other Subsidiary Guarantors, the full and prompt payment of the principal of, premium, if any and interest on the Notes on a senior secured basis. In addition, the Company will cause such Restricted Subsidiary to become a party to the Collateral Documents and the Intercreditor Agreement and take such actions necessary or advisable to grant to the Collateral Agent, for the benefit of itself and the holders of the Notes, a perfected security interest in any Collateral held by such Restricted Subsidiary, subject to Permitted Liens.

Limitation on lines of business

        The Company will not, and will not permit any Restricted Subsidiary to, engage in any business other than a Related Business.

Payments for consent

        None of Holdings, the Company or any of its Restricted Subsidiaries will, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fees or otherwise, to any holder of any Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture, the Notes, the Subsidiary Guarantees, the Collateral Documents or the Intercreditor Agreement unless such consideration is offered to be paid or is paid to all holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or amendment.

Events of default

        Each of the following is an Event of Default:

          (1)   default in any payment of interest or additional interest (as required by the Registration Rights Agreement) on any Note when due, continued for 30 days;

          (2)   default in the payment of principal of or premium, if any, on any Note when due at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise;

          (3)   failure by the Company or any Subsidiary Guarantor to comply with its obligations under "—Certain covenants—Merger and consolidation";

          (4)   (a) failure by the Company to comply for 30 days after notice with any of its obligations under the covenants described under "—Change of control" above or under the covenants described under "—Certain covenants" above (in each case, other than a failure to purchase Notes which will constitute an Event of Default under clause (2) above and other than a failure to comply with "—Certain covenants—Merger and consolidation" which is covered by clause (3)) or (b) failure by the Company or any Subsidiary Guarantor to comply for 30 days after notice with any of its obligations under the Collateral Documents;

          (5)   failure by the Company or any Subsidiary Guarantor to comply for 60 days after notice with its other agreements contained in the Indenture;

          (6)   default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries), other than Indebtedness owed to the Company or a Restricted Subsidiary, whether such Indebtedness or guarantee now exists, or is created after the date of the Indenture, which default:

            (a)   is caused by a failure to pay principal of, or interest or premium, if any, on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness ("payment default"); or

            (b)   results in the acceleration of such Indebtedness prior to its maturity (the "cross acceleration provision");

  and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a payment default or the maturity of which has been so accelerated, aggregates $5.0 million or more;

          (7)   certain events of bankruptcy, insolvency or reorganization of the Company or a Significant Subsidiary or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for the Company and its Restricted Subsidiaries), would constitute a Significant Subsidiary (the "bankruptcy provisions");

          (8)   failure by the Company or any Significant Subsidiary or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for the Company and its Restricted Subsidiaries), would constitute a Significant Subsidiary to pay final judgments aggregating in excess of $5.0 million (net of any amounts that a reputable and creditworthy insurance company has acknowledged liability for in writing), which judgments are not paid, discharged or stayed for a period of 60 days (the "judgment default provision");

          (9)   any Subsidiary Guarantee or Collateral Document ceases to be in full force and effect (except as contemplated by the terms of the Indenture) or is declared null and void in a judicial proceeding or any of Holdings, the Company or any Subsidiary Guarantor denies or disaffirms its obligations under the Indenture, any Subsidiary Guarantee or any Collateral Document to which it is a party; or

          (10) with respect to any Collateral having a fair market value in excess of $5.0 million, individually or in the aggregate, (A) the security interest under the Collateral Documents, at any time, ceases to be in full force and effect for any reason other than in accordance with their terms and the terms of the Indenture and other than the satisfaction in full of all obligations under the Indenture and discharge of the Indenture, (B) any security interest created thereunder or under the Indenture is declared invalid or unenforceable or (C) Holdings, the Company or any Subsidiary Guarantor asserts, in any pleading in any court of competent jurisdiction, that any such security interest is invalid or unenforceable.

        However, a default under clause (4) or (5) of this paragraph will not constitute an Event of Default until the Trustee or the holders of 25% or more in principal amount of the outstanding Notes notify the Company of the default in writing and the Company does not cure such default within the time specified in clauses (4) and (5) of this paragraph after receipt of such notice.

        If an Event of Default (other than an Event of Default described in clause (7) above) occurs and is continuing, the Trustee by notice to the Company, or the holders of at least 25% in principal amount of the outstanding Notes by notice to the Company and the Trustee, may, and the Trustee at the request of such holders shall, declare the principal of, premium, if any, and accrued and unpaid interest, if any, on all the Notes to be due and payable. Upon such a declaration, such principal, premium and accrued and unpaid interest will be due and payable immediately. In the event of a declaration of acceleration of the Notes because an Event of Default described in clause (6) under "Events of default" has occurred and is continuing, the declaration of acceleration of the Notes shall be automatically annulled if (a) the event of default or payment default triggering such Event of Default pursuant to clause (6) shall be remedied or cured by the Company or a Restricted Subsidiary or waived by the holders of the relevant Indebtedness within 20 days after the declaration of acceleration with respect thereto, (b) the annulment of the acceleration of the Notes would not conflict with any judgment or decree of a court of competent jurisdiction and (c) all existing Events of Default, except nonpayment of principal, premium or interest on the Notes that became due solely because of the acceleration of the Notes, have been cured or waived. If an Event of Default described in clause (7) above occurs and is continuing, the principal of, premium, if any, and accrued and unpaid interest on all the Notes will become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holders. The holders of a majority in principal amount of the outstanding Notes may waive all past defaults (except with respect to nonpayment of principal, premium, if any, or interest) and rescind any such acceleration with respect to the Notes and its consequences if (1) rescission would not conflict with any judgment or decree of a court of competent jurisdiction and (2) all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and interest on the Notes that have become due solely by such declaration of acceleration, have been cured or waived.

        Subject to the provisions of the Indenture relating to the duties of the Trustee or the Collateral Agent, if an Event of Default occurs and is continuing, the Trustee or the Collateral Agent will be under no obligation to exercise any of the rights or powers under the Indenture, the Notes, the Subsidiary Guarantees, the Collateral Documents or the Intercreditor Agreement at the request or direction of any of the holders unless such holders have offered to the Trustee or the Collateral Agent reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest when due, no holder may pursue any remedy with respect to the Indenture or the Notes unless:

          (1)   such holder has previously given the Trustee notice that an Event of Default is continuing;

          (2)   holders of at least 25% in principal amount of the outstanding Notes have requested the Trustee to pursue the remedy;

          (3)   such holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense;

          (4)   the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

          (5)   the holders of a majority in principal amount of the outstanding Notes have not given the Trustee a direction that, in the opinion of the Trustee, is inconsistent with such request within such 60-day period.

        Subject to certain restrictions, the holders of a majority in principal amount of the outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Indenture provides that in the event an Event of Default has occurred and is continuing, the Trustee will be required in the exercise of its powers to use the degree of care that a prudent person would use in the conduct of its own affairs. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture, the Notes, the Subsidiary Guarantees, the Collateral Documents or the Intercreditor Agreement or that the Trustee determines is unduly prejudicial to the rights of any other holder or that would involve the Trustee in personal liability. Prior to taking any action under the Indenture, the Trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

        The Indenture provides that if a Default occurs and is continuing and is known to the Trustee, the Trustee must mail to each holder notice of the Default within 90 days after such Default is known to the Trustee. Except in the case of a Default in the payment of principal of, premium, if any, or interest on any Note, the Trustee may withhold notice if and so long as a committee of trust officers of the Trustee in good faith determines that withholding notice is in the interests of the holders. In addition, the Company is required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. The Company also is required to deliver to the Trustee, within 10 days after the occurrence thereof, written notice of any events which would constitute certain Defaults, their status and what action the Company is taking or proposing to take in respect thereof.

Amendments and waivers

        Subject to certain exceptions, the Indenture, the Notes, the Subsidiary Guarantees, the Collateral Documents and the Intercreditor Agreement may be amended or supplemented with the consent of the holders of a majority in principal amount of the Notes then outstanding (including without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes) and, subject to certain exceptions, any past default or compliance with any provisions may be waived with the consent of the holders of a majority in principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes). However, without the consent of each holder of an outstanding Note affected, no amendment may, among other things:

          (1)   reduce the amount of Notes whose holders must consent to an amendment;

          (2)   reduce the stated rate of or extend the stated time for payment of interest on any Note;

          (3)   reduce the principal of or extend the Stated Maturity of any Note;

          (4)   reduce the premium payable upon the redemption or repurchase of any Note or change the time at which any Note may be redeemed or repurchased as described above under "—Optional redemption," "—Change of control," "—Certain covenants—Limitation on sales of assets and subsidiary stock" or any similar provision, whether through an amendment or waiver of provisions in the covenants, definitions or otherwise;

          (5)   make any Note payable in money other than that stated in the Note;

          (6)   impair the right of any holder to receive payment of principal of, premium, if any, and interest on such holder's Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder's Notes;

          (7)   make any change in the amendment provisions which require each holder's consent or in the waiver provisions;

          (8)   modify the Subsidiary Guarantees in any manner adverse to the holders of the Notes;

          (9)   modify any Collateral Document or the provisions in the Indenture dealing with Collateral Documents or application of trust moneys in any manner adverse to the holders of the Notes or otherwise release any Collateral other than in accordance with the Indenture, the Collateral Documents and the Intercreditor Agreement; or

          (10) modify the Intercreditor Agreement in any manner adverse to the holders of the Notes in any material respect other than in accordance with the terms of the Indenture, the Collateral Documents and the Intercreditor Agreement.

        Notwithstanding the foregoing, without the consent of any holder, the Company, the Guarantors and the Trustee may amend the Indenture, the Notes, the Subsidiary Guarantees, the Collateral Documents and the Intercreditor Agreement to:

          (1)   cure any ambiguity, omission, defect or inconsistency;

          (2)   provide for the assumption by a successor corporation of the obligations of the Company or any Subsidiary Guarantor under the Indenture, the Notes, the Subsidiary Guarantees, the Registration Rights Agreement, the Collateral Documents and the Intercreditor Agreement;

          (3)   provide for uncertificated Notes in addition to or in place of certificated Notes (provided that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Notes are described in Section 163(f) (2) (B) of the Code);

          (4)   add Guarantees with respect to the Notes or release a Subsidiary Guarantor upon its designation as an Unrestricted Subsidiary; provided, however, that the designation is in accord with the applicable provisions of the Indenture;

          (5)   add additional Collateral to secure the Notes;

          (6)   release Liens in favor of the Collateral Agent in the Collateral as provided under "—Collateral—Release;"

          (7)   add to the covenants of the Company for the benefit of the holders or surrender any right or power conferred upon the Company;

          (8)   make any change that does not adversely affect the rights of any holder or, in the case of the Intercreditor Agreement, that does not adversely affect the rights of any holder in any material respect;

          (9)   comply with any requirement of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act; or

          (10) provide for the issuance of exchange securities which shall have terms substantially identical in all respects to the Notes (except that the transfer restrictions contained in the Notes shall be modified or eliminated as appropriate) and which shall be treated, together with any outstanding Notes, as a single class of securities.

        The consent of the holders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. A consent to any amendment or waiver under the Indenture by any holder of Notes given in connection with a tender of such holder's Notes will not be rendered invalid by such tender. After an amendment under the Indenture becomes effective, the Company is required to mail to the holders a notice briefly describing such amendment. However, the failure to give such notice to all the holders, or any defect in the notice will not impair or affect the validity of the amendment.

Defeasance

        The Company at any time may terminate all its obligations under the Notes, the Indenture, the Collateral Documents and the Intercreditor Agreement ("legal defeasance"), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a registrar and paying agent in respect of the Notes. If the Company exercises its legal defeasance option, the Subsidiary Guarantees in effect at such time will terminate.

        The Company at any time may terminate its obligations under covenants described under "—Certain covenants" (other than "Merger and consolidation"), the operation of the cross default upon a payment default, cross acceleration provisions, the bankruptcy provisions with respect to Significant Subsidiaries, the judgment default provision, the Subsidiary Guarantee provision and the Collateral provision described under "—Events of default" above and the limitations contained in clause (3) under "—Certain covenants—Merger and consolidation" above ("covenant defeasance").

        The Company may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If the Company exercises its legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect to the Notes. If the

Company exercises its covenant defeasance option, payment of the Notes may not be accelerated because of an Event of Default specified in clause (4), (5), (6), (7) (with respect only to Significant Subsidiaries), (8), (9) or (10) under "—Events of default" above or because of the failure of the Company to comply with clause (3) under "—Certain covenants—Merger and consolidation" above.

        In order to exercise either defeasance option, the Company must irrevocably deposit in trust (the "defeasance trust") with the Trustee money or U.S. Government Obligations for the payment of principal, premium, if any, and interest on the Notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel (subject to customary exceptions and exclusions) to the effect that holders of the Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred. In the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or other change in applicable Federal income tax law.

No personal liability of directors, officers, employees and stockholders

        No director, officer, employee, incorporator or stockholder of Holdings, the Company or any Subsidiary Guarantor, as such, shall have any liability for any obligations of the Company or any Subsidiary Guarantor under the Notes, the Indenture or the Subsidiary Guarantees or the Collateral Documents or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

Concerning the trustee

        The Bank of New York is the Trustee under the Indenture and has been appointed by the Company as Registrar, Paying Agent and Collateral Agent with regard to the Notes.

Governing law

        The Indenture, the Notes, the Subsidiary Guarantees and the Collateral Documents (except to the extent local law governs perfection of liens and enforcement of remedies) provide that they will be governed by, and construed in accordance with, the laws of the State of New York.

Certain definitions

        "Acquired Indebtedness" means Indebtedness (i) of a Person or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary or (ii) assumed in connection with the acquisition of assets from such Person, in each case whether or not Incurred by such Person in connection with, or in anticipation or contemplation of, such Person becoming a Restricted Subsidiary or such acquisition. Acquired Indebtedness shall be deemed to have been Incurred, with respect to clause (i) of the preceding sentence, on the date such Person becomes a Restricted Subsidiary and, with respect to clause (ii) of the preceding sentence, on the date of consummation of such acquisition of assets.

        "Additional Assets" means:

          (1)   any property or assets (other than Indebtedness and Capital Stock) to be used by the Company or a Restricted Subsidiary in a Related Business;

          (2)   the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Company or a Restricted Subsidiary; or

          (3)   Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary;

provided, however, that, in the case of clauses (2) and (3), such Restricted Subsidiary is primarily engaged in a Related Business.

        "Affiliate" of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing; provided that beneficial ownership of 10% or more of the Voting Stock of a Person shall be deemed to be control.

        "Asset Disposition" means any direct or indirect sale, lease (other than an operating lease entered into in the ordinary course of business), transfer, issuance or other disposition, or a series of related sales, leases, transfers, issuances or dispositions that are part of a common plan, of shares of Capital Stock of a Subsidiary (other than directors' qualifying shares), property or other assets (each referred to for the purposes of this definition as a "disposition") by the Company or any of its Restricted Subsidiaries, including any disposition by means of a merger, consolidation or similar transaction (provided that (i) the disposition of all or substantially all of the assets of the Company and its Restricted Subsidiaries, taken as a whole, will be governed by the covenants described under "—Change of Control" and "—Certain covenants—Merger and consolidation" and (ii) the disposition of all the Voting Stock of or all or substantially all of the assets of any Subsidiary Guarantor will be governed by the covenants described under "—Certain covenants—Limitation on sale of capital stock of restricted subsidiaries" and "—Certain covenants—Merger and consolidation").

        Notwithstanding the preceding, the following items shall not be deemed to be Asset Dispositions:

          (1)   a disposition by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to a Restricted Subsidiary, provided that in the case of a sale by a Restricted Subsidiary to another Restricted Subsidiary, the Company directly or indirectly owns an equal or greater percentage of the Common Stock of the transferee than of the transferor, and provided further that in the case of a sale of Collateral, the transferee shall cause such amendments, supplements or other instruments to be executed, filed, and recorded in such jurisdictions as may be required by applicable law to preserve and protect the Lien on the Collateral owned by or transferred to the transferee, together with such financing statements or comparable documents as may be required to perfect any security interests in such Collateral which may be perfected by the filing of a financing statement or a similar document under the Uniform Commercial Code or other similar statute or regulation of the relevant states or jurisdictions;

          (2)   the sale of Cash Equivalents in the ordinary course of business;

          (3)   a disposition of inventory in the ordinary course of business;

          (4)   a disposition of obsolete or worn out equipment or equipment that is no longer useful in the conduct of the business of the Company and its Restricted Subsidiaries and that is disposed of in each case in the ordinary course of business;

          (5)   transactions permitted under "—Certain covenants—Merger and consolidation;"

          (6)   an issuance of Capital Stock by a Restricted Subsidiary to the Company or to a Wholly Owned Subsidiary;

          (7)   for purposes of "—Certain covenants—Limitation on sales of assets and subsidiary stock" only, the making of a Permitted Investment or a disposition subject to "—Certain covenants—Limitation on restricted payments;"

          (8)   an Asset Swap effected in compliance with "—Certain covenants—Limitation on sales of assets and subsidiary stock;"

          (9)   dispositions of assets in a single transaction or series of related transactions with an aggregate fair market value in any calendar year of less than $1.0 million;

          (10) dispositions in connection with Permitted Liens;

          (11) dispositions of receivables in connection with the compromise, settlement or collection thereof in the ordinary course of business or in bankruptcy or similar proceedings and exclusive of factoring or similar arrangements;

          (12) the licensing or sublicensing of intellectual property or other general intangibles and licenses, leases or subleases of other property;

          (13) foreclosure on assets; and

          (14) the sale of the Number 1 Paper Machine located at the Menominee, Michigan facility and all equipment directly related thereto.

        "Asset Swap" means concurrent purchase and sale or exchange of Related Business Assets between the Company or any of its Restricted Subsidiaries and another Person; provided that any cash received must be applied in accordance with "—Certain Covenants—Limitation on sales of assets and subsidiary stock."

        "Attributable Indebtedness" in respect of a Sale/Leaseback Transaction means, as at the time of determination, the present value (discounted at the interest rate borne by the Notes, compounded semi-annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended).

        "Average Life" means, as of the date of determination, with respect to any Indebtedness or Preferred Stock, the quotient obtained by dividing (1) the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Preferred Stock multiplied by the amount of such payment by (2) the sum of all such payments.

        "Board of Directors" means, as to any Person, the board of directors of such Person or any duly authorized committee thereof.

        "Borrowing Base" means, as of the date of determination, an amount equal to the sum, without duplication of (1) 85% of the net book value of the Company's and its Restricted Subsidiaries' accounts receivable at such date and (2) 65% of the net book value of the Company's and its Restricted Subsidiaries' inventories at such date. Net book value shall be determined in accordance with GAAP and shall be that reflected on the most recent available balance sheet (it being understood that the accounts receivable and inventories of an acquired business may be included if such acquisition has been completed on or prior to the date of determination).

        "Business Day" means each day that is not a Saturday, Sunday or other day on which banking institutions in New York, New York are authorized or required by law to close.

        "Capital Stock" of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

        "Capitalized Lease Obligations" means an obligation that is required to be classified and accounted for as a capitalized lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation will be the capitalized amount of such obligation at the time any determination thereof is to be made as determined in accordance with GAAP, and the Stated Maturity thereof will be the date of the last payment of rent or any other amount due under such lease prior to the first date such lease may be terminated without penalty.

        "Cash Equivalents" means:

          (1)   securities issued or directly and fully guaranteed or insured by the United States Government or any agency or instrumentality of the United States (provided that the full faith and credit of the United States is pledged in support thereof), having maturities of not more than one year from the date of acquisition;

          (2)   marketable general obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition and, at the time of acquisition, having a credit rating of "A" or better from either Standard & Poor's Ratings Services or Moody's Investors Service, Inc.;

          (3)   demand deposits, trust accounts, certificates of deposit, time deposits, eurodollar time deposits, overnight bank deposits or bankers' acceptances having maturities of not more than one year from the date of acquisition thereof issued by any commercial bank the long-term debt of which is rated at the time of acquisition thereof at least "A" or the equivalent thereof by Standard & Poor's Ratings Services, or "A" or the equivalent thereof by Moody's Investors Service, Inc., and having combined capital and surplus in excess of $500.0 million;

          (4)   repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (1), (2) and (3) entered into with any bank meeting the qualifications specified in clause (3) above;

          (5)   commercial paper rated at the time of acquisition thereof at least "A-2" or the equivalent thereof by Standard & Poor's Ratings Services or "P-2" or the equivalent thereof by Moody's Investors Service, Inc., or carrying an equivalent rating by a nationally recognized rating agency, if both of the two named rating agencies cease publishing ratings of investments, and in any case maturing within one year after the date of acquisition thereof; and

          (6)   interests in any investment company or money market fund which invests 95% or more of its assets in instruments of the type specified in clauses (1) through (5) above.

        "Change of Control" means:

          (1)   prior to the first public offering of Common Stock of the Company or Holdings, the Permitted Holders cease to be the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of a majority in the aggregate of the total voting power of the Voting Stock of the Company or Holdings, whether as a result of the issuance of securities of the Company or Holdings, any merger, consolidation, liquidation or dissolution of the Company or Holdings, any direct or indirect transfer of securities by any Permitted Holder or otherwise (for purposes of this clause (1) and clause (2) below, the Permitted Holders shall be deemed to beneficially own any Voting Stock of an entity (the "specified entity") held by any other entity (the "parent entity") so long as the Permitted Holders beneficially own (as so defined), directly or indirectly, in the aggregate a majority of the voting power of the Voting Stock of the parent entity); or

          (2)   on the date of or after the first public offering of Common Stock referred to in clause (1), (A) any "person" or "group" of related persons (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than one or more Permitted Holders, is or becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that such person or group shall be deemed to have "beneficial ownership" of all shares that any such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 35% of the total voting power of the Voting Stock of the Company or Holdings (or its successor by merger, consolidation or purchase of all or substantially all of its assets) (for the purposes of this clause, such person or group shall be deemed to beneficially own any Voting Stock of the Company or Holdings held by a parent entity, if such person or group "beneficially owns" (as defined above), directly or indirectly, more than 35% of the voting power of the Voting Stock of such parent entity); and (B) the Permitted Holders "beneficially own" (as defined in Rules 13d-3 and 13d-5 of the Exchange Act), directly or indirectly, in the aggregate a lesser percentage of the total voting power of the Voting Stock of the Company or Holdings, as the case may be, (or its successor by merger, consolidation or purchase of all or substantially all of its assets) than such other person or group and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the board of directors of the Company or Holdings or such successor (for the purposes of this clause, such other person or group shall be deemed to beneficially own any Voting Stock of a specified entity held by a parent entity, if such other person or group "beneficially owns" directly or indirectly, more than 35% of the voting power of the Voting Stock of such parent entity and the Permitted Holders "beneficially own" directly or indirectly, in the aggregate a lesser percentage of the voting power of the Voting Stock of such parent entity and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the board of directors of such parent entity); or

          (3)   the first day on which a majority of the members of the Board of Directors of the Company or Holdings are not Continuing Directors; or

          (4)   the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of the Company or Holdings and its Restricted Subsidiaries taken as a whole to any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) other than a Permitted Holder; or

          (5)   the adoption by the stockholders of the Company or Holdings of a plan or proposal for the liquidation or dissolution of the Company or Holdings.

        "Code" means the Internal Revenue Code of 1986, as amended.

        "Collateral" means all property and assets, whether now owned or hereafter acquired, in which Liens are, from time to time, purported to be granted to secure the Notes pursuant to the Collateral Documents, other than the Number 1 Paper Machine located at the Menominee, Michigan facility and all equipment directly related thereto.

        "Collateral Accounts" means any segregated account under the sole control of the Trustee that is free from all other Liens and includes all cash and Cash Equivalents received by the Trustee or the Collateral Agent from Asset Dispositions of Collateral, Recovery Events, Asset Swaps involving the transfer of Collateral, foreclosures on or sales of Collateral, any issuance of Additional Notes or any other awards or proceeds pursuant to the Collateral Documents, including earnings, revenues, rents, issues, profits and income from the Collateral received pursuant to the Collateral Documents, and interest earned thereon.

        "Collateral Agent" means The Bank of New York, acting as the collateral agent under the Collateral Documents.

        "Collateral Documents" means the mortgages, deeds of trust, deeds to secure debt, security agreements, pledge agreements, agency agreements and other instruments and documents executed and delivered pursuant to the Indenture or any of the foregoing, as the same may be amended, supplemented or otherwise modified from time to time and pursuant to which Collateral is pledged, assigned or granted to or on behalf of the Collateral Agent for the ratable benefit of the holders of the Notes and the Trustee or notice of such pledge, assignment or grant is given.

        "Commodity Agreement" means any forward contract, swap, option, hedge or other similar financial agreement or arrangement designed to protect against fluctuations in commodity prices, including, without limitation, in respect of energy contracts.

        "Common Stock" means with respect to any Person, any and all shares, interests or other participations in, and other equivalents (however designated and whether voting or nonvoting) of such Person's common stock whether or not outstanding on the Issue Date, and includes, without limitation, all series and classes of such common stock.

        "Consolidated Coverage Ratio" means as of any date of determination, with respect to any Person, the ratio of (x) the aggregate amount of Consolidated EBITDA of such Person for the period of the most recent four consecutive fiscal quarters ending prior to the date of such determination for which financial statements are in existence to (y) Consolidated Interest Expense for such four fiscal quarters, provided, however, that:

          (1)   if the Company or any Restricted Subsidiary:

            (a)   has Incurred any Indebtedness since the beginning of such period that remains outstanding on such date of determination or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Incurrence of Indebtedness, Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been Incurred on the first day of such period (except that in making such computation, the amount of Indebtedness under any revolving credit facility outstanding on the date of such calculation will be deemed to be (i) the average daily balance of such Indebtedness during such four fiscal quarters or such shorter period for which such facility was outstanding or (ii) if such facility was created after the end of such four fiscal quarters, the average daily balance of such Indebtedness during the period from the date of creation of such facility to the date of such calculation) and the discharge of any other Indebtedness repaid, repurchased, defeased or otherwise discharged with the proceeds of such new Indebtedness as if such discharge had occurred on the first day of such period; or

            (b)   has repaid, repurchased, defeased or otherwise discharged any Indebtedness since the beginning of the period that is no longer outstanding on such date of determination or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio involves a discharge of Indebtedness (in each case other than Indebtedness Incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and the related commitment terminated), Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving effect on a pro forma basis to such discharge of such Indebtedness, including with the proceeds of such new Indebtedness, as if such discharge had occurred on the first day of such period;

          (2)   if since the beginning of such period the Company or any Restricted Subsidiary will have made any Asset Disposition or disposed of any company, division, operating unit, segment, business, group of related assets or line of business or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is such an Asset Disposition:

            (a)   the Consolidated EBITDA for such period will be reduced by an amount equal to the Consolidated EBITDA (if positive) directly attributable to the assets which are the subject of such Asset Disposition for such period or increased by an amount equal to the Consolidated EBITDA (if negative) directly attributable thereto for such period; and

            (b)   Consolidated Interest Expense for such period will be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness of the Company or any Restricted Subsidiary repaid, repurchased, defeased or otherwise discharged with respect to the Company and its continuing Restricted Subsidiaries in connection with such Asset Disposition for such period (or, if the Capital Stock of any Restricted Subsidiary is sold, the Consolidated Interest Expense for such period directly attributable to the Indebtedness of such Restricted Subsidiary to the extent the Company and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale);

          (3)   if since the beginning of such period the Company or any Restricted Subsidiary (by merger or otherwise) will have made an Investment in any Restricted Subsidiary (or any Person which becomes a Restricted Subsidiary or is merged with or into the Company) or an acquisition of assets, including any acquisition of assets occurring in connection with a transaction causing a calculation to be made hereunder, which constitutes all or substantially all of a company, division, operating unit, segment, business, group of related assets or line of business, Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if such Investment or acquisition occurred on the first day of such period; and

          (4)   if since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such period) will have Incurred any Indebtedness or discharged any Indebtedness, made any Asset Disposition or any Investment or acquisition of assets that would have required an adjustment pursuant to clause (2) or (3) above if made by the Company or a Restricted Subsidiary during such period, Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving pro forma effect thereto as if such Asset Disposition or Investment or acquisition of assets occurred on the first day of such period.

        For purposes of this definition, whenever pro forma effect is to be given to any calculation under this definition, the pro forma calculations will be determined in good faith by a responsible financial or accounting officer of the Company (including pro forma expense and cost reductions calculated on a basis consistent with Regulation S-X under the Securities Act). If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest expense on such Indebtedness will be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months). If any Indebtedness that is being given pro forma effect bears an interest rate at the option of the Company, the interest rate shall be calculated by applying such optional rate chosen by the Company.

        "Consolidated EBITDA" for any period means, without duplication, the Consolidated Net Income for such period, plus the following to the extent deducted in calculating such Consolidated Net Income:

          (1)   Consolidated Interest Expense;

          (2)   Consolidated Income Taxes;

          (3)   consolidated depreciation expense;

          (4)   consolidated amortization expense or impairment charges recorded in connection with the application of Financial Accounting Standard No. 142 "Goodwill and Other Intangibles;"

          (5)   other non-cash charges reducing Consolidated Net Income (excluding any such non-cash charge to the extent it represents an accrual of or reserve for cash charges in any future period or amortization of a prepaid cash expense that was paid in a prior period not included in the calculation); and

          (6)   reasonable legal, accounting, financing, consulting, advisory and other out-of-pocket fees and expenses incurred in connection with debt financings, equity financings, acquisitions and/or divestitures (including, without limitation, the sale of the Old Notes and the closing of the Working Capital Facility) whether or not such transactions are consummated.

        Notwithstanding the preceding sentence, clauses (2) through (6) relating to amounts of a Restricted Subsidiary of a Person will be added to Consolidated Net Income to compute Consolidated EBITDA of such Person only to the extent (and in the same proportion) that the net income (loss) of such Restricted Subsidiary was included in calculating the Consolidated Net Income of such Person and, to the extent the amounts set forth in clauses (2) through (6) are in excess of those necessary to offset a net loss of such Restricted Subsidiary or if such Restricted Subsidiary has net income for such period included in Consolidated Net Income, only if a corresponding amount would be permitted at the date of determination to be dividended to the Company by such Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Restricted Subsidiary or its stockholders.

        "Consolidated Income Taxes" means, with respect to any Person for any period, taxes imposed upon such Person or other payments required to be made by such Person by any governmental authority which taxes or other payments are calculated by reference to the income or profits of such Person or such Person and its Restricted Subsidiaries (to the extent such income or profits were included in computing Consolidated Net Income for such period), regardless of whether such taxes or payments are required to be remitted to any governmental authority.

        "Consolidated Interest Expense" means, for any period, the total interest expense of the Company and its consolidated Restricted Subsidiaries, whether paid or accrued, plus, to the extent not included in such interest expense:

          (1)   interest expense attributable to Capitalized Lease Obligations and the interest portion of rent expense associated with Attributable Indebtedness in respect of the relevant lease giving rise thereto, determined as if such lease were a capitalized lease in accordance with GAAP and the interest component of any deferred payment obligations;

          (2)   amortization of debt discount and debt issuance cost (provided that any amortization of bond premium will be credited to reduce Consolidated Interest Expense unless, pursuant to GAAP, such amortization of bond premium has otherwise reduced Consolidated Interest Expense);

          (3)   non-cash interest expense;

          (4)   commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing;

          (5)   the interest expense on Indebtedness of another Person that is Guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries;

          (6)   costs associated with Hedging Obligations (including amortization of fees) provided, however, that if Hedging Obligations result in net benefits rather than costs, such benefits shall be credited to reduce Consolidated Interest Expense unless, pursuant to GAAP, such net benefits are otherwise reflected in Consolidated Net Income;

          (7)   the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period;

          (8)   the product of (a) all dividends paid or payable, in cash, Cash Equivalents or Indebtedness or accrued during such period on any series of Disqualified Stock of such Person or on Preferred Stock of its Restricted Subsidiaries payable to a party other than the Company or a Wholly Owned Subsidiary, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state, provincial and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP;

          (9)   Receivables Fees; and

          (10) the cash contributions to any employee stock ownership plan or similar trust to the extent such contributions are used by such plan or trust to pay interest or fees to any Person (other than the Company) in connection with Indebtedness Incurred by such plan or trust.

        For the purpose of calculating the Consolidated Coverage Ratio in connection with the Incurrence of any Indebtedness described in the final paragraph of the definition of "Indebtedness," the calculation of Consolidated Interest Expense shall include all interest expense (including any amounts described in clauses (1) through (10) above) relating to any Indebtedness of the Company or any Restricted Subsidiary described in the final paragraph of the definition of "Indebtedness."

        For purposes of the foregoing, total interest expense will be determined (i) after giving effect to any net payments made or received by the Company and its Subsidiaries with respect to Interest Rate Agreements and (ii) exclusive of amounts classified as other comprehensive income in the balance sheet of the Company. Notwithstanding anything to the contrary contained herein, commissions, discounts, yield and other fees and charges Incurred in connection with any transaction pursuant to which the Company or its Restricted Subsidiaries may sell, convey or otherwise transfer or grant a security interest in any accounts receivable or related assets shall be included in Consolidated Interest Expense.

        "Consolidated Net Income" means, for any period, the net income (loss) of the Company and its consolidated Restricted Subsidiaries determined in accordance with GAAP; provided, however, that there will not be included in such Consolidated Net Income:

          (1)   any net income (loss) of any Person if such Person is not a Restricted Subsidiary, except that:

            (a)   subject to the limitations contained in clauses (3), (4) and (5) below, the Company's equity in the net income of any such Person for such period will be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to the Company or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution to a Restricted Subsidiary, to the limitations contained in clause (2) below); and

            (b)   the Company's equity in a net loss of any such Person (other than an Unrestricted Subsidiary) for such period will be included in determining such Consolidated Net Income to the extent such loss has been funded with cash from the Company or a Restricted Subsidiary;

          (2)   any net income (but not loss) of any Restricted Subsidiary if such Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to the Company, except that:

            (a)   subject to the limitations contained in clauses (3), (4) and (5) below, the Company's equity in the net income of any such Restricted Subsidiary for such period will be included in such Consolidated Net Income up to the aggregate amount of cash that could have been distributed by such Restricted Subsidiary during such period to the Company or another

    Restricted Subsidiary as a dividend (subject, in the case of a dividend to another Restricted Subsidiary, to the limitation contained in this clause); and

            (b)   the Company's equity in a net loss of any such Restricted Subsidiary for such period will be included in determining such Consolidated Net Income;

          (3)   any gain (loss) realized upon the sale or other disposition of any property, plant or equipment of the Company or its consolidated Restricted Subsidiaries (including pursuant to any Sale/Leaseback Transaction) which is not sold or otherwise disposed of in the ordinary course of business and any gain (loss) realized upon the sale or other disposition of any Capital Stock of any Person;

          (4)   any extraordinary gain or loss; and

          (5)   the cumulative effect of a change in accounting principles.

        "Continuing Directors" means, as of any date of determination, any member of the Board of Directors of the Company or Holdings, as the case may be, who: (1) was a member of such Board of Directors on the date of the Indenture; or (2) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of the relevant Board at the time of such nomination or election.

        "Credit Facility" means, with respect to the Company or any Subsidiary Guarantor, one or more debt facilities (including, without limitation, the Working Capital Facility) or commercial paper facilities with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, supplemented, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time (and whether or not with the original administrative agent and lenders or another administrative agent or agents or other lenders and whether provided under the original Working Capital Facility or any other credit or other agreement or indenture).

        "Currency Agreement" means in respect of a Person any foreign exchange contract, currency swap agreement, futures contract, option contract or other similar agreement as to which such Person is a party or a beneficiary.

        "Default" means any event which is, or after notice or passage of time or both would be, an Event of Default.

        "Disqualified Stock" means, with respect to any Person, any Capital Stock of such Person which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or upon the happening of any event:

          (1)   matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise;

          (2)   is convertible or exchangeable for Indebtedness or Disqualified Stock (excluding Capital Stock which is convertible or exchangeable solely at the option of the Company or a Restricted Subsidiary); or

          (3)   is redeemable at the option of the holder of the Capital Stock in whole or in part,

in each case on or prior to the date that is 91 days after the earlier of the date (a) of the Stated Maturity of the Notes or (b) on which there are no Notes outstanding, provided that only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date will be deemed to be Disqualified Stock; provided, further that any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require the Company to repurchase such Capital Stock upon the occurrence of a change of control or asset sale (each defined in a substantially identical manner to the corresponding definitions in the Indenture) shall not constitute Disqualified Stock if the terms of such Capital Stock (and all such securities into which it is convertible or for which it is ratable or exchangeable) provide that the Company may not repurchase or redeem any such Capital Stock (and all such securities into which it is convertible or for which it is ratable or exchangeable) pursuant to such provision prior to compliance by the Company with the provisions of the Indenture described under the captions "—Change of Control" and "—Certain covenants—Limitation on sales of assets and subsidiary stock" and such repurchase or redemption complies with "—Certain covenants—Limitation on restricted payments."

        "Exchange Act" means the Securities Exchange Act of 1934, as amended.

        "First Priority Collateral" means the portion of the Collateral as to which the Notes have a first-priority Lien.

        "Foreign Subsidiary" means any Restricted Subsidiary that is not organized under the laws of the United States of America or any state thereof or the District of Columbia and any Subsidiary of such Restricted Subsidiary.

        "GAAP" means generally accepted accounting principles in the United States of America as in effect as of the date of the Indenture, including those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession. All ratios and computations based on GAAP contained in the Indenture will be computed in conformity with GAAP.

        "Guarantee" means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person and any obligation, direct or indirect, contingent or otherwise, of such Person:

          (1)   to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise); or

          (2)   entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided, however, that the term "Guarantee" will not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning.

        "Guarantor Subordinated Obligation" means, with respect to a Subsidiary Guarantor, any Indebtedness of such Subsidiary Guarantor (whether outstanding on the Issue Date or thereafter Incurred) which is expressly subordinate in right of payment to the obligations of such Subsidiary Guarantor under its Subsidiary Guarantee pursuant to a written agreement.

        "Hedging Obligations" of any Person means the obligations of such Person pursuant to any Interest Rate Agreement, Currency Agreement or Commodity Agreement.

        "holder" means a Person in whose name a Note is registered on the Registrar's books.

        "Holdings" means Cellu Paper Holdings, Inc., a Delaware corporation, or any other direct or indirect parent of the Company that owns directly or indirectly 100% of the Capital Stock of the Company.

        "Incur" means issue, create, assume, Guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such person becomes a Restricted Subsidiary (whether by merger, consolidation, acquisition or otherwise) will be deemed to be Incurred by such Restricted Subsidiary at the time it becomes a Restricted Subsidiary; and the terms "Incurred" and "Incurrence" have meanings correlative to the foregoing.

        "Indebtedness" means, with respect to any Person on any date of determination (without duplication):

          (1)   the principal of and premium (if any) in respect of indebtedness of such Person for borrowed money;

          (2)   the principal of and premium (if any) in respect of obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

          (3)   the principal component of all obligations of such Person in respect of letters of credit, bankers' acceptances or other similar instruments (including reimbursement obligations with respect thereto except to the extent such reimbursement obligation relates to a trade payable and such obligation is satisfied within 30 days of Incurrence);

          (4)   the principal component of all obligations of such Person to pay the deferred and unpaid purchase price of property (except trade payables), which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto;

          (5)   Capitalized Lease Obligations and all Attributable Indebtedness of such Person;

          (6)   the principal component or liquidation preference of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock or, with respect to any Subsidiary that is not a Subsidiary Guarantor, any Preferred Stock;

          (7)   the principal component of all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided, however, that the amount of such Indebtedness will be the lesser of (a) the fair market value of such asset at such date of determination and (b) the amount of such Indebtedness of such other Persons;

          (8)   the principal component of Indebtedness of other Persons to the extent Guaranteed by such Person; and

          (9)   to the extent not otherwise included in this definition, net obligations of such Person under Hedging Obligations (the amount of any such obligations to be equal at any time to the termination value of such agreement or arrangement giving rise to such obligation that would be payable by such Person at such time).

        The amount of Indebtedness of any Person at any date will be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date.

        In addition, "Indebtedness" of any Person shall include Indebtedness described in the preceding paragraph that would not appear as a liability on the balance sheet of such Person if:

          (1)   such Indebtedness is the obligation of a partnership or joint venture that is not a Restricted Subsidiary (a "Joint Venture");

          (2)   such Person or a Restricted Subsidiary of such Person is a general partner of the Joint Venture (a "General Partner"); and

          (3)   there is recourse, by contract or operation of law, with respect to the payment of such Indebtedness to property or assets of such Person or a Restricted Subsidiary of such Person; and then such Indebtedness shall be included in an amount not to exceed:

            (a)   the lesser of (i) the net assets of the General Partner and (ii) the amount of such obligations to the extent that there is recourse, by contract or operation of law, to the property or assets of such Person or a Restricted Subsidiary of such Person; or

            (b)   if less than the amount determined pursuant to clause (a) immediately above, the actual amount of such Indebtedness that is recourse to such Person or a Restricted Subsidiary of such Person, if the Indebtedness is evidenced by a writing and is for a determinable amount and the related interest expense shall be included in Consolidated Interest Expense to the extent actually paid by the Company or its Restricted Subsidiaries.

        "Intercreditor Agreement" means the Intercreditor Agreement to be entered into among the Company, the Subsidiary Guarantors, the Collateral Agent, on behalf of itself and the holders of the Notes, and the agent under the Working Capital Facility, on behalf of itself and the lenders, as the same may be amended, supplemented or otherwise modified from time to time.

        "Interest Rate Agreement" means with respect to any Person any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement or other similar agreement or arrangement as to which such Person is party or a beneficiary.

        "Investment" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of any direct or indirect advance, loan (other than advances or extensions of credit to customers in the ordinary course of business) or other extensions of credit (including by way of Guarantee or similar arrangement, but excluding any debt or extension of credit represented by a bank deposit other than a time deposit) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by, such Person and all other items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP; provided that none of the following will be deemed to be an Investment:

          (1)   Hedging Obligations entered into in the ordinary course of business and in compliance with the Indenture; and

          (2)   endorsements of negotiable instruments and documents in the ordinary course of business.

        For purposes of "—Certain covenants—Limitation on restricted payments,"

          (1)   "Investment" will include the portion (proportionate to the Company's equity interest in a Restricted Subsidiary to be designated as an Unrestricted Subsidiary) of the fair market value of the net assets of such Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company will be deemed to continue to have a permanent "Investment" in an Unrestricted Subsidiary in an amount (if positive) equal to (a) the Company's "Investment" in such Subsidiary at the time of such redesignation less (b) the portion (proportionate to the Company's equity interest in such Subsidiary) of the fair market value of the net assets (as conclusively determined by the Board of Directors of the Company in good faith) of such Subsidiary at the time that such Subsidiary is so re-designated a Restricted Subsidiary; and

          (2)   any property transferred to or from an Unrestricted Subsidiary will be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Board of Directors of the Company. If the Company or any Restricted Subsidiary sells or otherwise disposes of any Voting Stock of any Restricted Subsidiary such that, after giving effect to any such sale or disposition, such entity is no longer a Subsidiary of the Company, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value (as conclusively determined by the Board of Directors of the Company in good faith) of the Capital Stock of such Subsidiary not sold or disposed of.

        "Issue Date" means March 12, 2004.

        "Lien" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

        "Mortgages" means the mortgages, deeds of trust, deeds to secure Indebtedness or other similar documents securing Liens on the Premises, as well as the other Collateral secured by and described in the mortgages, deeds of trust, deeds to secure Indebtedness or other similar documents.

        "Net Available Cash" from an Asset Disposition, Recovery Event or Asset Swap means cash payments received (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise and net proceeds from the sale or other disposition of any securities received as consideration, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring person of Indebtedness or other obligations relating to the properties or assets that are the subject of such Asset Disposition or received in any other non-cash form) therefrom, in each case net of:

          (1)   all legal, accounting, investment banking, title and recording tax expenses, commissions and other fees and expenses Incurred, and all Federal, state, provincial, foreign and local taxes required to be paid or accrued as a liability under GAAP (after taking into account any available tax credits or deductions and any tax sharing agreements), as a consequence of such Asset Disposition;

          (2)   all payments made on any Indebtedness which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law be repaid out of the proceeds from such Asset Disposition;

          (3)   all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Disposition; and

          (4)   the deduction of appropriate amounts to be provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the assets disposed of in such Asset Disposition and retained by the Company or any Restricted Subsidiary after such Asset Disposition.

        "Net Award" means any awards or proceeds in respect of any condemnation or other eminent domain proceeding relating to any Collateral deposited in the Collateral Accounts pursuant to the Collateral Documents.

        "Net Cash Proceeds," with respect to any issuance or sale of Capital Stock or Additional Notes, means the cash proceeds of such issuance or sale net of attorneys' fees, accountants' fees, underwriters' or placement agents' fees, listing fees, discounts or commissions and brokerage, consultant and other fees and charges actually Incurred in connection with such issuance or sale and net of taxes paid or payable as a result of such issuance or sale (after taking into account any available tax credit or deductions and any tax sharing arrangements).

        "Net Insurance Proceeds" means any awards or proceeds in respect of any casualty insurance or title insurance claim relating to any Collateral deposited in the Collateral Account pursuant to the Collateral Documents.

        "Non-Recourse Debt" means Indebtedness of a Person:

          (1)   as to which neither the Company nor any Restricted Subsidiary (a) provides any Guarantee or credit support of any kind (including any undertaking, guarantee, indemnity, agreement or instrument that would constitute Indebtedness) or (b) is directly or indirectly liable (as a guarantor or otherwise);

          (2)   no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of the Company or any Restricted Subsidiary to declare a default under such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its Stated Maturity; and

          (3)   the explicit terms of which provide there is no recourse against any of the assets of the Company or its Restricted Subsidiaries.

        "Officer" means the Chairman of the Board, the Chief Executive Officer, the President, the Chief Financial Officer, any Vice President, the Treasurer or the Secretary of the Company. Officer of any Subsidiary Guarantor has a correlative meaning.

        "Officers' Certificate" means a certificate signed by two Officers or by an Officer and either an Assistant Treasurer or an Assistant Secretary of the Company.

        "Opinion of Counsel" means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to the Company.

        "Pari Passu Indebtedness" means Indebtedness that ranks equally in right of payment with the Notes.

        "Permitted Holders" means Charterhouse Equity Partners III, L.P. and any Affiliate or Related Person thereof.

        "Permitted Investment" means an Investment by the Company or any Restricted Subsidiary in:

          (1)   a Restricted Subsidiary or a Person which will, upon the making of such Investment, become a Restricted Subsidiary; provided, however, that the primary business of such Restricted Subsidiary is a Related Business;

          (2)   another Person if as a result of such Investment such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, the Company or a Restricted Subsidiary; provided, however, that such Person's primary business is a Related Business;

          (3)   cash and Cash Equivalents;

          (4)   receivables owing to the Company or any Restricted Subsidiary created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as the Company or any such Restricted Subsidiary deems reasonable under the circumstances;

          (5)   payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

          (6)   loans or advances to employees (other than executive officers) made in the ordinary course of business consistent with past practices of the Company or such Restricted Subsidiary;

          (7)   Capital Stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to the Company or any Restricted Subsidiary or in satisfaction of judgments or pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of a debtor;

          (8)   Investments made as a result of the receipt of non-cash consideration from an Asset Disposition that was made pursuant to and in compliance with "—Certain covenants—Limitation on sales of assets and subsidiary stock;"

          (9)   Investments in existence on the Issue Date;

          (10) Hedging Obligations Incurred in compliance with "—Certain covenants—Limitation on indebtedness;"

          (11) Investments by the Company or any of its Restricted Subsidiaries, together with all other Investments pursuant to this clause (11), in an aggregate amount at the time of such Investment not to exceed $5.0 million outstanding at any one time (with the fair market value of such Investment being measured at the time made and without giving effect to subsequent changes in value);

          (12) Guarantees issued in accordance with "—Certain covenants—Limitation on indebtedness;" and

          (13) any Asset Swap made in accordance with "—Certain covenants—Limitation on sales of assets and subsidiary stock."

        "Permitted Liens" means, with respect to any Person:

          (1)   Liens on any assets, real or personal, tangible or intangible, securing Indebtedness and other obligations under any Credit Facility and related Hedging Obligations and Liens on any assets, real or personal, tangible or intangible, of Restricted Subsidiaries or the Company securing Guarantees of Indebtedness and other obligations under such Credit Facility, in each case permitted to be Incurred under the Indenture pursuant to the provisions described in clause (1) of the second paragraph under "—Certain covenants—Limitation on indebtedness," provided that any such Liens on First Priority Collateral shall be subordinated to the Liens securing the Notes;

          (2)   pledges or deposits by such Person under workmen's compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or United States government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import or customs duties or for the payment of rent, in each case Incurred in the ordinary course of business;

          (3)   Liens imposed by law, including carriers', warehousemen's and mechanics' Liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings if a reserve or other appropriate provisions, if any, as shall be required by GAAP shall have been made in respect thereof;

          (4)   Liens for taxes, assessments or other governmental charges not yet delinquent or which are being contested in good faith by appropriate proceedings, provided that appropriate reserves required pursuant to GAAP have been made in respect thereof;

          (5)   Liens in favor of issuers of surety or performance bonds or letters of credit or bankers' acceptances issued pursuant to the request of and for the account of such Person in the ordinary course of its business; provided, however, that such letters of credit do not constitute Indebtedness;

          (6)   encumbrances, ground leases, easements or reservations of, or rights of others for, licenses, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning, building codes or other restrictions (including, without limitation, minor defects or irregularities in title and similar encumbrances) as to the use of real properties or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which do not individually or in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

          (7)   Liens securing Hedging Obligations so long as the related Indebtedness is, and is permitted to be under the Indenture, secured by a Lien on the same property securing such Hedging Obligation;

          (8)   leases, licenses, subleases and sublicenses of assets (including, without limitation, real property and intellectual property rights) which do not materially interfere with the ordinary conduct of the business of the Company or any of its Restricted Subsidiaries, provided that such leases, licenses, subleases and sublicenses are subordinated to the Liens on the Collateral that secure the Notes;

          (9)   judgment Liens not giving rise to an Event of Default so long as such Lien is adequately bonded and any appropriate legal proceedings which may have been duly initiated for the review of such judgment have not been finally terminated or the period within which such proceedings may be initiated has not expired;

          (10) Liens for the purpose of securing the payment of all or a part of the purchase price of, or Capitalized Lease Obligations, purchase money obligations or other payments Incurred to finance the acquisition, improvement or construction of, assets or property acquired or constructed in the ordinary course of business, provided that:

            (a)   the aggregate principal amount of Indebtedness secured by such Liens pursuant to this clause (10) is otherwise permitted to be Incurred under the Indenture, does not exceed $5.0 million at any time outstanding and does not exceed the cost of the assets or property so acquired or constructed; and

            (b)   such Liens are created within 180 days of construction or acquisition of such assets or property and do not encumber any other assets or property of the Company or any Restricted Subsidiary other than such assets or property and assets affixed or appurtenant thereto;

          (11) Liens arising solely by virtue of any statutory or common law provisions relating to banker's Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a depositary institution; provided that:

            (a)   such deposit account is not a dedicated cash collateral account and is not subject to restrictions against access by the Company in excess of those set forth by regulations promulgated by the Federal Reserve Board; and

            (b)   such deposit account is not intended by the Company or any Restricted Subsidiary to provide collateral to the depository institution;

          (12) Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by the Company and its Restricted Subsidiaries in the ordinary course of business;

          (13) Liens existing on the Issue Date;

          (14) Liens on property or shares of stock of a Person at the time such Person becomes a Restricted Subsidiary; provided, however, that such Liens are not created, Incurred or assumed in connection with, or in contemplation of, such other Person becoming a Restricted Subsidiary; provided further, however, that any such Lien may not extend to any other property owned by the Company or any Restricted Subsidiary;

          (15) Liens on property at the time the Company or a Restricted Subsidiary acquired the property, including any acquisition by means of a merger or consolidation with or into the Company or any Restricted Subsidiary; provided, however, that such Liens are not created, Incurred or assumed in connection with, or in contemplation of, such acquisition; provided further, however, that such Liens may not extend to any other property owned by the Company or any Restricted Subsidiary;

          (16) Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to the Company or another Restricted Subsidiary;

          (17) Liens securing the Notes (and any Additional Notes issued pursuant to, and in accordance with, the terms of the Indenture) and Subsidiary Guarantees or any obligations owing to the Trustee or the Collateral Agent under the Indenture, the Collateral Documents or the Intercreditor Agreement;

          (18) Liens securing Refinancing Indebtedness Incurred to refinance Indebtedness that was previously so secured, provided that (a) any such Lien is limited to all or part of the same property or assets (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) that secured (or, under the written arrangements under which the original Lien arose, could secure) the Indebtedness being refinanced or is in respect of property that is the security for a Permitted Lien hereunder and (b) any such Lien is no less favorable to the holders of the Notes and is no more favorable to the lienholder with respect to such Lien than the Lien in respect of the Indebtedness being refinanced;

          (19) any interest or title of a lessor under any Capitalized Lease Obligation or operating lease;

          (20) Liens on property of the Company or any Restricted Subsidiary that are the subject of a Sale/Leaseback Transaction securing Attributable Indebtedness Incurred in connection with such Sale/Leaseback Transaction; provided that the Net Available Cash from such Sale/Leaseback Transaction are applied in accordance with "—Certain covenants Limitation on sales of assets and subsidiary stock"; and

          (21) Liens on the water treatment facility, and related fixtures and equipment, of a Subsidiary Guarantor located at Menominee, Michigan securing an industrial revenue bond in an amount not to exceed of $850,000.

        "Person" means any individual, corporation, partnership, joint venture, association, joint stock company, trust, unincorporated organization, limited liability company, government or any agency or political subdivision hereof or any other entity.

        "Preferred Stock," as applied to the Capital Stock of any corporation, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such corporation, over shares of Capital Stock of any other class of such corporation.

        "Public Equity Offering" means a public offering for cash by the Company or Holdings, as the case may be, of its Common Stock, or options, warrants or rights with respect to its Common Stock,

other than public offerings with respect to Holdings' or the Company's Common Stock, or options, warrants or rights, registered on Form S-4 or S-8.

        A "Public Market" exists at any time with respect to the Common Stock of the Company or Holdings, as the case may be, if:

          (1)   the Common Stock of the Company or Holdings, as the case may be, is then registered with SEC pursuant to Section 12(b) or 12(g) of the Exchange Act and traded either on a national securities exchange or in the National Association of Securities Dealers Automated Quotation System; and

          (2)   at least 15% of the total issued and outstanding Common Stock of the Company or Holdings, as the case may be, has been distributed prior to such time by means of an effective registration statement under the Securities Act.

        "Receivable" means a right to receive payment arising from a sale or lease of goods or the performance of services by a Person pursuant to an arrangement with another Person pursuant to which such other Person is obligated to pay for goods or services under terms that permit the purchase of such goods and services on credit and shall include, in any event, any items of property that would be classified as an "account," "chattel paper," "payment intangible" or "instrument" under the Uniform Commercial Code as in effect in the State of New York and any "supporting obligations" as so defined.

        "Receivables Fees" means any fees or interest paid to purchasers or lenders providing the financing in connection with a factoring agreement or other similar agreement, including any such amounts paid by discounting the face amount of Receivables or participations therein transferred in connection with a factoring agreement or other similar arrangement, regardless of whether any such transaction is structured as on-balance sheet or off-balance sheet or through a Restricted Subsidiary or an Unrestricted Subsidiary.

        "Recovery Event" means any event, occurrence, claim or proceeding that results in any Net Award or Net Insurance Proceeds being deposited into the Collateral Accounts pursuant to the Collateral Documents.

        "Refinancing Indebtedness" means Indebtedness that is Incurred to refund, refinance, replace, exchange, renew, repay or extend (including pursuant to any defeasance or discharge mechanism) (collectively, "refinance," "refinances" and "refinanced" shall have a correlative meaning) any Indebtedness existing on the date of the Indenture or Incurred in compliance with the Indenture (including Indebtedness of the Company that refinances Indebtedness of any Restricted Subsidiary and Indebtedness of any Restricted Subsidiary that refinances Indebtedness of another Restricted Subsidiary) including Indebtedness that refinances Refinancing Indebtedness, provided, however, that:

          (1)   (a) if the Stated Maturity of the Indebtedness being refinanced is earlier than the Stated Maturity of the Notes, the Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being refinanced or (b) if the Stated Maturity of the Indebtedness being refinanced is later than the Stated Maturity of the Notes, the Refinancing Indebtedness has a Stated Maturity at least 91 days later than the Stated Maturity of the Notes;

          (2)   the Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being refinanced;

          (3)   such Refinancing Indebtedness is Incurred in an aggregate principal amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the sum of the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding of the Indebtedness being refinanced (plus, without duplication, any additional

  Indebtedness Incurred to pay interest or premiums required by the instruments governing such existing Indebtedness and fees Incurred in connection therewith);

          (4)   if the Indebtedness being refinanced is subordinated in right of payment to the Notes or the Subsidiary Guarantees, such Refinancing Indebtedness is subordinated in right of payment to the Notes or the Subsidiary Guarantees on terms at least as favorable to the holders as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and

          (5)   if the Indebtedness being refinanced is secured, the Lien securing Refinancing Indebtedness Incurred to refinance Indebtedness that was previously so secured is no less favorable to the holders of the Notes and is no more favorable to the lienholder with respect to such Lien than the Lien in respect of the Indebtedness being refinanced.

        "Registration Rights Agreement" means that certain registration rights agreement dated as of the date of the Indenture by and among the Company, the Subsidiary Guarantors and the initial purchasers set forth therein.

        "Related Business" means any business which is the same as or related, ancillary or complementary to any of the businesses of the Company and its Restricted Subsidiaries on the date of the Indenture.

        "Related Business Assets" means assets used or useful in a Related Business.

        "Related Person" with respect to any Permitted Holder means:

          (1)   any controlling stockholder or a majority (or more) owned Subsidiary of such Permitted Holder or, in the case of an individual, any spouse or immediate family member of such Permitted Holder, any trust created for the benefit of such individual or such individual's estate, executor, administrator, committee or beneficiaries; or

          (2)   any trust, corporation, partnership or other entity, the beneficiaries, stockholders, partners, owners or Persons beneficially holding a majority (or more) controlling interest of which consist of such Permitted Holder and/or such other Persons referred to in the immediately preceding clause (1).

        "Restoration" has the meaning ascribed to it in the applicable Collateral Document.

        "Restricted Investment" means any Investment other than a Permitted Investment.

        "Restricted Subsidiary" means any Subsidiary of the Company other than an Unrestricted Subsidiary.

        "Sale/Leaseback Transaction" means an arrangement relating to property now owned or hereafter acquired whereby the Company or a Restricted Subsidiary transfers such property to a Person and the Company or a Restricted Subsidiary leases it from such Person.

        "SEC" means the United States Securities and Exchange Commission.

        "Second Priority Collateral" means the portion of the Collateral as to which the Notes have a second-priority Lien.

        "Securities Act" means the Securities Act of 1933, as amended.

        "Significant Subsidiary" means any Restricted Subsidiary that would be a "Significant Subsidiary" of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

        "Stated Maturity" means, with respect to any security, the date specified in such security as the fixed date on which the payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision, but shall not include any date on which the payment of principal of such security is due and payable as a result of any contingent obligations to repay, redeem or repurchase any such principal prior to the date originally scheduled for the payment thereof.

        "Subordinated Obligation" means any Indebtedness of the Company (whether outstanding on the Issue Date or thereafter Incurred) which is subordinate or junior in right of payment to the Notes pursuant to a written agreement.

        "Subsidiary" of any Person means (a) any corporation, association or other business entity (other than a partnership, joint venture, limited liability company or similar entity) of which more than 50% of the total ordinary voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof (or persons performing similar functions) or (b) any partnership, joint venture limited liability company or similar entity of which more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, is, in the case of clauses (a) and (b), at the time owned or controlled, directly or indirectly, by (1) such Person, (2) such Person and one or more Subsidiaries of such Person or (3) one or more Subsidiaries of such Person. Unless otherwise specified herein, each reference to a Subsidiary will refer to a Subsidiary of the Company.

        "Subsidiary Guarantee" means, individually, any Guarantee of payment of the Notes issued in a registered exchange offer pursuant to the Registration Rights Agreement by a Subsidiary Guarantor pursuant to the terms of the Indenture and any supplemental indenture thereto, and, collectively, all such Guarantees. Each such Subsidiary Guarantee will be in the form prescribed by the Indenture.

        "Subsidiary Guarantor" means each Subsidiary of the Company in existence on the Issue Date and any Restricted Subsidiary (other than a Foreign Subsidiary that does not Guarantee any Indebtedness of the Company or any Restricted Subsidiary other than Indebtedness of a Foreign Subsidiary) created or acquired by the Company after the Issue Date.

        "Unrestricted Subsidiary" means:

          (1)   any Subsidiary of the Company that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of the Company in the manner provided below; and

          (2)   any Subsidiary of an Unrestricted Subsidiary.

        The Board of Directors of the Company may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary or a Person becoming a Subsidiary through merger or consolidation or Investment therein) to be an Unrestricted Subsidiary only if:

          (1)   such Subsidiary or any of its Subsidiaries does not own any Capital Stock or Indebtedness of or have any Investment in, or own or hold any Lien on any property of, any other Subsidiary of the Company which is not a Subsidiary of the Subsidiary to be so designated or otherwise an Unrestricted Subsidiary;

          (2)   all the Indebtedness of such Subsidiary and its Subsidiaries shall, at the date of designation, and will at all times thereafter, consist of Non-Recourse Debt;

          (3)   such designation and the Investment of the Company in such Subsidiary complies with "—Certain covenants—Limitation on restricted payments;"

          (4)   such Subsidiary, either alone or in the aggregate with all other Unrestricted Subsidiaries, does not operate, directly or indirectly, all or substantially all of the business of the Company and its Subsidiaries;

          (5)   such Subsidiary is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation:

            (a)   to subscribe for additional Capital Stock of such Person; or

            (b)   to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results; and

          (6)   on the date such Subsidiary is designated an Unrestricted Subsidiary, such Subsidiary is not a party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary with terms substantially less favorable to the Company than those that might have been obtained from Persons who are not Affiliates of the Company.

        Any such designation by the Board of Directors of the Company shall be evidenced to the Trustee by filing with the Trustee a resolution of the Board of Directors of the Company giving effect to such designation and an Officers' Certificate certifying that such designation complies with the foregoing conditions. If, at any time, any Unrestricted Subsidiary would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary shall be deemed to be Incurred as of such date.

        The Board of Directors of the Company may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that immediately after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof and the Company could Incur at least $1.00 of additional Indebtedness under the first paragraph of the "Limitation on indebtedness" covenant on a pro forma basis taking into account such designation.

        "U.S. Government Obligations" means securities that are (a) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged or (b) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation of the United States of America, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depositary receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such U.S. Government Obligations or a specific payment of principal of or interest on any such U.S. Government Obligations held by such custodian for the account of the holder of such depositary receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the U.S. Government Obligations or the specific payment of principal of or interest on the U.S. Government Obligations evidenced by such depositary receipt.

        "Voting Stock" of a corporation means all classes of Capital Stock of such corporation then outstanding and normally entitled to vote in the election of directors.

        "Wholly Owned Subsidiary" means a Restricted Subsidiary, all of the Capital Stock of which (other than directors' qualifying shares) is owned by the Company or another Wholly Owned Subsidiary.

        "Working Capital Facility" means the Credit Facility to be entered into among the Company, certain of its Subsidiaries, The CIT Group/Business Credit, Inc., as administrative and collateral agent (or its successor in such capacity), and the lenders parties thereto from time to time, as the same may be amended, restated, supplemented, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time (and whether or not with the original administrative agent and lenders or another administrative agent or agents or other lenders).

Book-entry settlement and clearance

The global notes

  •
  The New Notes will be issued in the form of one or more registered notes in global form, without interest coupons (the "global notes").

        Upon issuance, each of the global notes will be deposited with the Trustee as custodian for The Depository Trust Company ("DTC") and registered in the name of Cede & Co., as nominee of DTC.

        Ownership of beneficial interests in each global note will be limited to persons who have accounts with DTC ("DTC participants") or persons who hold interests through DTC participants. We expect that under procedures established by DTC:

  •
  upon deposit of each global note with DTC's custodian, DTC will credit portions of the principal amount of the global note to the accounts of the DTC participants designated by the initial purchasers; and

  •
  ownership of beneficial interests in each global note will be shown on, and transfer of ownership of those interests will be effected only through, records maintained by DTC (with respect to interests of DTC participants) and the records of DTC participants (with respect to other owners of beneficial interests in the global note).

        Beneficial interests in the global notes may not be exchanged for notes in physical, certificated form except in the limited circumstances described below.

        Each global note and beneficial interests in each global note will be subject to restrictions on transfer as described under "Transfer restrictions."

Book-entry procedures for the global notes

        All interests in the global notes will be subject to the operations and procedures of DTC. We provide the following summaries of those operations and procedures solely for the convenience of investors. The operations and procedures of DTC are controlled by DTC and may be changed at any time. Neither we nor the initial purchasers are responsible for those operations or procedures.

        DTC has advised us that it is:

  •
  a limited purpose trust company organized under the laws of the State of New York;

  •
  a "banking organization" within the meaning of the New York State Banking Law;

  •
  a member of the Federal Reserve System;

  •
  a "clearing corporation" within the meaning of the Uniform Commercial Code; and

  •
  a "clearing agency" registered under Section 17A of the Securities Exchange Act of 1934.

        DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between its participants through electronic book-entry changes to the accounts of its participants. DTC's participants include securities brokers and dealers, including the initial purchasers; banks and trust companies; clearing corporations and other organizations. Indirect access to DTC's system is also available to others such as banks, brokers, dealers and trust companies; these indirect participants clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly. Investors who are not DTC participants may beneficially own securities held by or on behalf of DTC only through DTC participants or indirect participants in DTC.

        So long as DTC's nominee is the registered owner of a global note, that nominee will be considered the sole owner or holder of the Notes represented by that global note for all purposes under the indenture. Except as provided below, owners of beneficial interests in a global note:

  •
  will not be entitled to have notes represented by the global note registered in their names;

  •
  will not receive or be entitled to receive physical, certificated notes; and

  •
  will not be considered the owners or holders of the Notes under the indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the Trustee under the indenture.

        As a result, each investor who owns a beneficial interest in a global note must rely on the procedures of DTC to exercise any rights of a holder of notes under the indenture (and, if the investor is not a participant or an indirect participant in DTC, on the procedures of the DTC participant through which the investor owns its interest).

        Payments of principal, premium (if any) and interest with respect to the Notes represented by a global note will be made by the Trustee to DTC's nominee as the registered holder of the global note. Neither we nor the Trustee will have any responsibility or liability for the payment of amounts to owners of beneficial interests in a global note, for any aspect of the records relating to or payments made on account of those interests by DTC, or for maintaining, supervising or reviewing any records of DTC relating to those interests.

        Payments by participants and indirect participants in DTC to the owners of beneficial interests in a global note will be governed by standing instructions and customary industry practice and will be the responsibility of those participants or indirect participants and DTC.

        Transfers between participants in DTC will be effected under DTC's procedures and will be settled in same-day funds.

Certificated notes

        Notes in physical, certificated form will be issued and delivered to each person that DTC identifies as a beneficial owner of the related notes only if:

  •
  DTC notifies us at any time that it is unwilling or unable to continue as depositary for the global notes and a successor depositary is not appointed within 90 days;

  •
  DTC ceases to be registered as a clearing agency under the Securities Exchange Act of 1934 and a successor depositary is not appointed within 90 days;

  •
  we, at our option, notify the Trustee that we elect to cause the issuance of certificated notes; or

  •
  certain other events provided in the indenture should occur.

Certain federal income tax considerations

General

        The following is a general discussion of certain material U.S. federal income and estate tax consequences relating to the exchange of Old Notes for New Notes and the ownership and disposition of the Notes by an initial beneficial owner of the Notes. This discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury Regulations, and judicial decisions and administrative interpretations thereunder, as of the date hereof, all of which are subject to change, possibly with retroactive effect, and are subject to different interpretations. We cannot assure you that the Internal Revenue Service (the "IRS") will not challenge one or more of the tax consequences described below. We have not obtained, and do not intend to obtain, a ruling from the IRS or an opinion of counsel with respect to the U.S. federal tax consequences resulting from acquiring, holding or disposing of the Notes.

        In this discussion, we do not purport to address all of the tax consequences that may be relevant to a particular holder of Notes in light of the holder's circumstances, or to certain categories of investors (such as financial institutions, regulated investment companies, real estate investment trusts, insurance companies, tax-exempt organizations, dealers in securities or foreign currency, persons who hold Notes through partnerships or other pass-through entities, U.S. expatriates, persons who hold the Notes as part of a hedge, a straddle or a conversion transaction, within the meaning of Section 1258 of the Code, a constructive sale transaction within the meaning of Section 1259 of the Code, or an integrated transaction or other risk reduction transaction, persons liable for alternative minimum tax, traders in securities that elect to use a mark-to-mark method of accounting for their securities holdings, and U.S. holders whose "functional currency" is not the U.S. dollar) that may be subject to special rules. This discussion is limited to initial holders who purchased the Notes for cash in the initial offering at the original offering price and who hold the Notes as capital assets. This discussion also does not address the tax consequences arising under the laws of any foreign, state or local jurisdiction.

        If a partnership holds Notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding Notes, you should consult your own tax advisors.

        YOU SHOULD CONSULT YOUR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO YOU OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING THE EFFECT AND APPLICABILITY OF STATE, LOCAL OR FOREIGN TAX LAWS OR ANY TAX TREATY.

U.S. holders

        The following discussion is limited to the U.S. federal income tax consequences relevant to U.S. holders. As used herein, the term "U.S. holder" means a beneficial owner of a Note who is for U.S. federal income tax purposes:

          (1)   a citizen or resident of the U.S.;

          (2)   an entity taxable as a corporation or treated as a partnership for U.S. federal income tax purposes, which is created or organized in or under the laws of the United States, any state therein or the District of Columbia;

          (3)   an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

          (4)   a trust (i) if a court within the U.S. is able to exercise primary supervision over such trust's administration and one or more U.S. persons have the authority to control all substantial decisions of such trust or (ii) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

        Certain U.S. federal income and estate tax consequences relevant to non-U.S. holders are discussed separately below. As used herein, the term "non-U.S. holder" means a beneficial owner of a Note (other than a partnership) who is not a U.S. holder.

Payments of interest

        Interest on a Note generally will be includible in your gross income as ordinary interest income in accordance with your usual method of accounting for tax purposes.

Exchange offer

        The exchange of the Old Notes for the New Notes will not constitute a taxable exchange because the terms of the Old Notes and New Notes are substantially the same. See "Description of the Notes." You therefore will not recognize a taxable gain or loss as a result of so exchanging your Old Notes. The holding period of the New Notes received will include the holding period of the Old Notes exchanged therefor; and the adjusted tax basis of the New Notes received will be the same as the adjusted tax basis of the Old Notes exchanged therefor immediately before such exchange.

Payments upon optional redemptions

        We may redeem the Notes prior to their stated maturity under certain circumstances. Because the Notes provide for the payment of a redemption premium in connection with certain of these redemptions, they could be subject to certain rules relating to debt instruments that provide for one or more contingent payments, referred to as the "Contingent Payment Regulations." Under the Contingent Payment Regulations, however, a payment is not a contingent payment merely because of a contingency that, as of the issue date, is "remote." We intend to take the position that, for purposes of the Contingent Payment Regulations, the payment of additional interest is a "remote" contingency as of the issue date and, accordingly, that the Contingent Payment Regulations should not apply to the Notes.

        If redemption premium payments of additional interest actually are made, such payments likely will be includible in your gross income in the taxable year in which such payments actually are made, regardless of the tax accounting method you use.

        Our position for purposes of the Contingent Payment Regulations that the payment of such additional interest is a remote contingency as of the issue date is binding on you for U.S. federal income tax purposes unless you disclose in the proper manner to the IRS that you are taking a different position.

Sale, exchange or redemption of the Notes

        Upon the disposition of a Note by sale, exchange or redemption, you generally will recognize gain or loss equal to the difference between (i) the amount realized on the sale, exchange or redemption (other than amounts attributable to accrued but unpaid interest which, if not previously included in income, will be treated as interest paid on the Notes and will then be included in income) and (ii) your adjusted federal income tax basis in the Note. Your adjusted federal income tax basis in a Note generally will equal the cost of the Note.

        Any gain or loss you recognize on a disposition of a Note generally will constitute capital gain or loss and will be long-term capital gain or loss if you held the Note for longer than one year at the time of disposition. Non-corporate taxpayers are generally subject to a maximum regular federal income tax rate of 15% on net long-term capital gains. The deductibility of capital losses is subject to certain limitations.

Non-U.S. holders

        The following discussion is limited to the U.S. federal income and estate tax consequences relevant to non-U.S. holders. Special rules may apply to certain non-U.S. holders, such as "controlled foreign corporations," "passive foreign investment companies," "foreign personal holding companies" and certain expatriates, that are subject to special treatment under the Code. Such entities should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

U.S. federal withholding tax

        The 30% U.S. federal withholding tax will not apply to any payment of principal or interest on the Notes under the "portfolio interest rule," provided that:

  •
  interest paid on the Notes is not effectively connected with your conduct of a trade or business in the United States;

  •
  you do not actually (or constructively) own 10% or more of the total combined voting power of all classes of our voting stock within the meaning of the Code and the Treasury Regulations;

  •
  you are not a controlled foreign corporation that is related, directly or indirectly, to us through stock ownership; and

  •
  you have fulfilled the certification requirements set forth in section 871(h) or section 881(c) of the Code, as discussed below.

        The certification requirements referred to above will be fulfilled if you certify on IRS Form W-8BEN or other successor form, under penalties of perjury, that you are not a U.S. person for federal income tax purposes and provide your name and address, and (i) you file IRS Form W-8BEN or other successor form with the withholding agent or (ii) in the case of a Note held on your behalf by a securities clearing organization, bank or other financial institution holding customers' securities in the ordinary course of its trade or business, the financial institution files with the withholding agent a statement that it has received the IRS Form W-8BEN or other successor form from the holder and furnishes the withholding agent with a copy thereof; provided that a foreign financial institution will fulfill the certification requirement by filing IRS Form W-8IMY if it has entered into an agreement with the IRS to be treated as a qualified intermediary. With respect to Notes held by a non-U.S. partnership and certain other non-U.S. entities, unless the non-U.S. partnership or entity has entered into a withholding agreement with the IRS, the non-US partnership or entity generally will be required to provide an IRS Form W-8IMY or other successor form and to associate with such form an appropriate certification or other appropriate documentation from each partner or other member. You should consult your tax advisor regarding possible additional reporting requirements.

        If you cannot satisfy the requirements described above, payments of interest made to you will be subject to the 30% U.S. federal withholding tax, unless you provide us with a properly executed (1) IRS Form W-8BEN (or successor form) claiming an exemption from (or a reduction of) withholding under the benefit of a tax treaty and stating your taxpayer identification number or (2) IRS Form W-8ECI (or successor form) stating that payments on the Note are not subject to withholding tax because such payments are effectively connected with your conduct of a trade or business in the United States, as discussed below, and are includible in your U.S. gross income.

        The 30% U.S. federal withholding tax generally will not apply to any gain that you realize on the sale, exchange or other disposition of the Notes.

U.S. federal income tax

        If you are engaged in a trade or business in the United States and interest on the Notes is effectively connected with the conduct of that trade or business and, if a tax treaty applies, is attributable to a permanent establishment in the United States, you will be subject to U.S. federal income tax on the interest on a net income basis in the same manner as if you were a U.S. holder. See "—U.S. holders." In that case, you would not be subject to the 30% U.S. federal withholding tax and would be required in lieu of the certifications described above to provide to the withholding agent a properly executed IRS W-8ECI or other successor form. In addition, if you are a non-U.S corporation, you may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of your earnings and profits for the taxable year that are effectively connected with the conduct by you of a trade or business in the United States. For this purpose, interest on Notes will be included in earnings and profits if so effectively connected.

        Interest on Notes may also be subject to tax under tax laws applicable to certain U.S. expatriates.

        Any gain realized on the sale, exchange or redemption of Notes generally will not be subject to U.S. federal income tax unless:

  •
  that gain is effectively connected with the conduct of a trade or business in the United States by you and, if a tax treaty applies, is attributable to a permanent establishment in the United States;

  •
  you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

  •
  you are subject to tax under tax laws applicable to certain U.S. expatriates.

U.S. federal estate tax

        Your estate will not be subject to U.S. federal estate tax on Notes beneficially owned by you at the time of your death, provided that any payment to you on the Notes would be eligible for exemption from the 30% U.S. federal withholding tax under the "portfolio interest" rule described above under "—U.S. federal withholding tax" without regard to the certification requirements described in the fifth bullet point.

Information reporting and backup withholding

        Under the Code, if you are a U.S. holder, you will generally be subject to information reporting requirements and may be subject, under certain circumstances, to backup withholding with respect to certain payments made on or with respect to the Notes. This withholding applies if you (i) fail to furnish your taxpayer identification number ("TIN"), which for an individual is your social security number, within a reasonable time after a request therefor, (ii) furnish an incorrect TIN, (iii) are notified by the IRS that you failed to report interest or dividends properly, or (iv) fail, under certain circumstances, to provide a certified statement, signed under penalty of perjury, that the TIN provided is correct and that you have not been notified by the IRS that you are subject to backup withholding. The application for exemption is available by providing a properly completed IRS Form W-9. These information reporting and backup withholding requirements generally do not apply with respect to certain holders, including corporations, tax-exempt organizations, qualified pension and profit sharing trusts, certain financial institutions and individual retirement accounts.

        The backup withholding tax rate equals the fourth lowest rate of tax applicable under Section 1(c) of the Code. That rate is currently 28%. Any amount withheld from a payment under the backup withholding rules is allowable as a credit against your U.S. federal income tax liability (and may entitle you to a refund), provided that the required information is furnished to the IRS. You should consult your tax advisor as to your qualification for exemption from backup withholding and the procedure for obtaining such exemption.

        Information reporting will generally apply to payments of interest on the Notes to non-U.S. holders and the amount of tax, if any, withheld with respect to such payments. Copies of the information returns reporting such interest payments and any withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty. If you are a non-U.S. holder and you provide the applicable IRS Form W-8BEN, IRS Form W-8IMY or other applicable form, together with all appropriate attachments, signed under penalties of perjury, identifying yourself and stating that you are not a United States person or you otherwise establish an exemption, then you will generally not be subject to U.S. backup withholding with respect to payments that we make to you.

        Under current Treasury Regulations, payments on the sale, exchange or other disposition of a Note made to or through a U.S. office of a broker generally will be subject to information reporting or backup withholding unless the holder either certifies its status as a non-U.S. holder under penalties of perjury on the applicable IRS Form W-8BEN, IRS Form W-8IMY or other applicable form (as described above) (and the payor does not have actual knowledge or reason to know that the holder is a United States person) or otherwise establishes an exemption. The payment of the proceeds on the disposition of a Note by a non-U.S. holder to or through a non-U.S. office of a non-U.S. broker will not be subject to backup withholding or information reporting unless the non-U.S. broker is a "U.S. Related Person" (as defined below). The payment of proceeds on the disposition of a Note by a non-U.S. holder to or through a non-U.S. office of a U.S. broker or a U.S. Related Person generally will not be subject to backup withholding but will be subject to information reporting unless the holder (i) certifies its status as a non-U.S. holder under penalties of perjury or the broker has certain documentary evidence in its files as to the non-U.S. holder's foreign status and the broker has no actual knowledge (or reason to know) to the contrary or (ii) otherwise establishes an exemption.

        For this purpose, a "U.S. Related Person" is (i) a "controlled foreign corporation" for U.S. federal income tax purposes, (ii) a foreign person 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment (or for such part of the period that the broker has been in existence) is derived from activities that are effectively connected with the conduct of a U.S. trade or business or (iii) a foreign partnership if at any time during its tax year one or more of its partners are United States persons who, in the aggregate, hold more than 50% of the income or capital interest of the partnership or if, at any time during its taxable year, the partnership is engaged in the conduct of a U.S. trade or business.

        Backup withholding is not an additional tax and may be refunded (or credited against the holder's U.S. federal income tax liability, if any), provided that certain required information is furnished. The information reporting to the IRS may apply regardless of whether withholding is required to the IRS.

Certain ERISA considerations

        The following is a summary of certain considerations associated with the purchase of the Notes by employee benefit plans that are subject to Title I of the U.S. Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code or are subject to applicable provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of the Code or ERISA (collectively, "Similar Laws"), and entities whose underlying assets are considered to include "plan assets" of such plans, accounts and arrangements (each, a "Plan"). This discussion does not address all aspects of ERISA or Section 4975 of the Code or other applicable federal, state, local, non-U.S. or other law that may be relevant to purchasers of the Notes that are Plans.

General fiduciary matters

        ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an "ERISA Plan") and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such an ERISA Plan or the management or disposition of the assets of such an ERISA Plan, or who renders investment advice for a fee or other compensation to such an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

        In considering an investment in the Notes of a portion of the assets of any Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary's duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws. Plan fiduciaries should also consider the entire discussion under the preceding section entitled "Tax considerations," as material contained therein is relevant to any decision by a Plan to purchase the Notes.

Prohibited transaction issues

        Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are "parties in interest" (within the meaning of Section 3(14) of ERISA) or "disqualified persons" (within the meaning of Section 4975 of the Code), unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engages in a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. The acquisition and/or holding of notes by an ERISA Plan with respect to which we, the initial purchasers, or any guarantors is considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the U.S. Department of Labor has issued prohibited transaction class exemptions, or "PTCEs," that may apply to the acquisition and holding of the Notes. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment funds, PTCE 95-60 respecting life insurance company general accounts and PTCE 96-23 respecting transactions determined by in-house asset managers, although there can be no assurance that all of the conditions of any such exemptions will be satisfied.

        Because of the foregoing, the Notes should not be purchased, held by or transferred to any person investing "plan assets" of any Plan, unless such purchase and holding (and the exchange of Old Notes for New Notes) will not constitute a non-exempt prohibited transaction under ERISA and the Code or similar violation of any applicable Similar Laws.

Representation

        Accordingly, by acceptance of a Note each purchaser and subsequent transferee will be deemed to have represented and warranted that either (i) no portion of the assets used by such purchaser or transferee to acquire and hold the Notes constitutes assets of any Plan or (ii) the purchase and holding of the Notes (and the exchange of Old Notes for New Notes) by such purchaser or transferee will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or similar violation under any applicable Similar Laws.

        The foregoing discussion is general in nature and is not intended to be all-inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering purchasing the Notes (and holding the Notes) on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the purchase and holding of the Notes.

Plan of distribution

        Each broker-dealer that receives New Notes for its own account in the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the New Notes. A broker-dealer may use this prospectus, as it may be amended or supplemented from time to time, in connection with resales of New Notes received in exchange for Old Notes where the Old Notes were acquired as a result of market-making activities or other trading activities. We have agreed that we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any resale for such period of time as such persons must comply with such requirements in order to resell New Notes, provided that such period will not exceed the period specified in the registration rights agreement.

        We will not receive any proceeds from any sale of New Notes by any broker-dealer. New Notes received by broker-dealers for their own account in the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of the methods of resale, at market prices prevailing at the time of resale, at prices related to the prevailing market prices or at negotiated prices. Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from the broker-dealer that resells New Notes that were received by it for its own account in the exchange offer and any broker or dealer that participates in a distribution of the New Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any resale of New Notes and any commissions or concessions received by those persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

        For the period of time specified in the registration rights agreement, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests the documents in the letter of transmittal. We have agreed to pay all expenses incident to our performance of, or compliance with, the registration rights agreement and all expenses incident to the exchange offer, including the expenses of one counsel for the holders of the Old Notes, but excluding commissions or concessions of any brokers or dealers, and will indemnify all holders of Notes, including any broker-dealers, and certain parties related to the holders against certain liabilities, including liabilities under the Securities Act.

        We have not entered into any arrangements or understanding with any person to distribute the New Notes to be received in the exchange offer.

Legal matters

        Certain legal matters with regard to the validity of the New Notes will be passed upon for us by Proskauer Rose LLP, New York, New York.

Experts

        Our consolidated financial statements at February 28, 2003 and February 29, 2004, and for each of the three years in the period ended February 29, 2004, included in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Available information and incorporation by reference

        Although we are not subject to the informational requirements of the Exchange Act (other than an annual report on Form 10-K for the fiscal year in which the registration statement of which this prospectus forms a part is declared effective), we have agreed, for so long as any of the Notes remain outstanding, to furnish the holders with the following information:

          (1)   All annual and quarterly financial information that would be required to be contained in a filing with the Commission on Forms 10-K and 10-Q, if we were required to file those forms, and, with respect to the annual information only, a report thereon by our independent certified public accountants.

          (2)   All reports that would be required to be filed with the Commission on Form 8-K, if we were required to file those reports.

        From and after the time a registration statement with respect to the Notes is declared effective by the Commission, we will file such information with the Commission, provided that the Commission will accept such filing.

        You may read and copy any document we file at the following Commission public reference rooms:

Judiciary Plaza 450 Fifth Street, N.W. Room 1024 Washington, D.C. 20549	500 West Madison Street 14th Floor Chicago, Illinois 60661

        You may obtain information on the operation of the public reference room in Washington, D.C. by calling the Commission at 1-800-SEC-0330.

        We also file information electronically with the Commission. Our electronic filings are available from the Commission's Internet site at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically.

        To request a copy of any or all of these documents, you should write to us at our principal executive office at the following address:

Cellu Tissue Holdings, Inc. 3440 Francis Road, Suite C Alpharetta, Georgia 30004 Attention: Lana Graham

        We have filed a registration statement with the Commission relating to the New Notes described in this prospectus. This prospectus is part of the registration statement. You may obtain from the Commission a copy of the registration statement and exhibits that we filed with the Commission when we registered the New Notes. The registration statement may contain additional information that may be important to you.

        All documents we file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the exchange offer will be deemed to be incorporated by reference into this prospectus and to be part of this prospectus from their date of filing.

        Any statement contained in a document incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that also is incorporated in this prospectus modifies or replaces such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus. We will provide without charge to each person to whom a copy of this prospectus has been delivered, or who makes a written request, a copy of any and all of the documents incorporated by reference in this prospectus (other than exhibits, unless such exhibits are specifically incorporated by reference into such documents). Requests should be submitted in writing to us at the above address.

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Cellu Tissue Holdings, Inc. and Subsidiaries

        We have audited the accompanying consolidated balance sheets of Cellu Tissue Holdings, Inc. and Subsidiaries (the "Company") as of February 29, 2004 and February 28, 2003, and the related consolidated statements of income, stockholders' equity, and cash flows for each of three years in the period ended February 29, 2004. Our audits also included the financial statement schedule. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cellu Tissue Holdings, Inc. and Subsidiaries at February 29, 2004 and February 28, 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended February 29, 2004, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

        As discussed in Note 2 to the consolidated financial statements, effective March 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets."

Hartford, Connecticut May 27, 2004

Cellu Tissue Holdings, Inc. and Subsidiaries

Consolidated Balance Sheets

	February 28 2003	February 29 2004
Assets
Current assets:
Receivables, net of allowance of $373,433 in 2004 and $558,973 in 2003	$32,267,931	$37,437,876
Inventories	20,566,925	24,803,154
Prepaid expenses and other current assets	4,194,016	3,926,586
Income tax receivable	1,836,113	711,645
Deferred income taxes	4,195,733	1,134,080
Assets held for sale		2,270,371

Total current assets	63,060,718	70,283,712
Property, plant and equipment, net	105,803,835	100,122,201
Debt issuance costs	3,879,933	2,903,670
Goodwill	13,723,935	13,723,935
Other assets	158,776	178,132

Total assets	$186,627,197	$187,211,650

Liabilities and stockholders' equity
Current liabilities:
Revolving lines of credit	$13,884,957	$11,352,924
Cash overdraft	1,541,455	4,760,297
Accounts payable	17,531,965	16,857,938
Accrued expenses	9,792,389	11,518,287
Current portion of long-term debt	7,450,000	7,470,000

Total current liabilities	50,200,766	51,959,446
Long-term debt, less current portion	46,240,000	36,963,541
Deferred income taxes	13,929,025	13,688,236
Other liabilities	118,000	118,000
Stockholders' equity:
Common stock, Class A, $.01 par value, 150,000 shares authorized, 20,328 shares issued and outstanding	204	204
Capital in excess of par value	65,976,390	65,976,390
Accumulated earnings	11,512,695	18,659,808
Unearned compensation	(1,055,555)	(388,888)
Accumulated other comprehensive income (loss)	(294,328)	234,913

Total stockholders' equity	76,139,406	84,482,427

Total liabilities and stockholders' equity	$186,627,197	$187,211,650

See accompanying notes to consolidated financial statements.

Cellu Tissue Holdings, Inc. and Subsidiaries

Consolidated Statements of Income

	Year ended February 28 2002	Year ended February 28 2003	Year ended February 29 2004
Net sales	$206,083,687	$232,437,928	$290,262,517
Cost of goods sold	179,628,249	200,909,103	257,214,488

Gross profit	26,455,438	31,528,825	33,048,029
Selling, general and administrative expenses	12,947,944	13,171,064	13,099,658
Amortization of intangibles	1,213,800	127,657	976,263

Income from operations	12,293,694	18,230,104	18,972,108
Gain on early extinguishment of debt	13,083,472	11,244,075
Interest expense, net	6,919,008	2,422,470	6,102,881
Foreign currency loss		271,500	674,087
Other (income) expense	99,648	63,950	(103,459)

Income before income tax	18,358,510	26,716,259	12,298,599
Income tax	841,916	10,988,901	5,151,486

Net income	$17,516,594	$15,727,358	$7,147,113

See accompanying notes to consolidated financial statements.

Cellu Tissue Holdings, Inc. and Subsidiaries
Consolidated Statements of Changes in Stockholders' Equity

	Series B Preferred Stock	Treasury Stock	New Class A Common Stock	Old Class A Common Stock	Capital in Excess of Par Value	Accumulated Earnings (Deficit)	Unearned Compensation	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity (Loss)
Balance, February 28, 2001	$11,029,444	$(11,737,622)	$—	$152	$21,041,762	$(21,731,257)		$(114,864)	$(1,512,385)
Net income						17,516,594			17,516,594
Foreign currency translation adjustment								(424,956)	(424,956)

Comprehensive income									17,091,638
Restricted stock issued			17		1,999,983		(2,000,000)
Restricted stock vested							277,778		277,778
Recapitalization	(11,029,444)	11,737,622	155	(152)	20,434,677				21,142,858

Balance, February 28, 2002	—	—	172	—	43,476,422	(4,214,663)	(1,722,222)	(539,820)	36,999,889
Net income						15,727,358			15,727,358
Foreign currency translation adjustments								245,492	245,492

Comprehensive income									15,972,850
Restricted stock vested							666,667		666,667
Recapitalization			32		22,499,968				22,500,000

Balance, February 28, 2003	—	—	204	—	65,976,390	11,512,695	(1,055,555)	(294,328)	76,139,406
Net income						7,147,113			7,147,113
Foreign currency translation adjustment								529,241	529,241

Comprehensive income									7,676,354
Restricted stock vested							666,667		666,667

Balance, February 29, 2004	$—	$—	$204	$—	$65,976,390	$18,659,808	$(388,888)	$234,913	$84,482,427

See accompanying notes to consolidated financial statements.

Cellu Tissue Holdings, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

	Year ended February 28 2002	Year ended February 28 2003	Year ended February 29 2004
Cash flows from operating activities
Net income	$17,516,594	$15,727,358	$7,147,113
Adjustments to reconcile net income to net cash provided by operating activities:
Gain on extinguishment of debt	(13,083,472)	(11,244,075)
Amortization of intangibles	1,213,800	127,657	976,263
Depreciation	11,087,646	12,015,832	13,958,243
Deferred income taxes	642,856	9,347,186	2,820,864
Unearned compensation	277,778	666,667	666,667
Loss on disposal of equipment	56,482	16,568
Interest financed with debt	2,436,783
Changes in operating assets and liabilities:
Receivables	4,470,110	(9,580,384)	(5,169,945)
Inventories	159,624	(5,306,041)	(4,236,229)
Prepaid expenses and other current assets	(1,069,461)	(1,600,512)	3,515,402
Other assets	(7,851)	(9,297)	(19,356)
Cash overdraft, accounts payable, accrued expenses and income taxes	(11,859,397)	11,150,691	599,713

Total adjustments	(5,675,102)	5,584,292	13,111,622

Net cash provided by operating activities	11,841,492	21,311,650	20,258,735
Cash flows from investing activities
Capital expenditures	(3,578,390)	(16,079,940)	(10,546,979)
Cash paid for acquisition		(26,016,260)
Other	301,073

Net cash used in investing activities	(3,277,317)	(42,096,200)	(10,546,979)

See accompanying notes to consolidated financial statements.

Cellu Tissue Holdings, Inc. and Subsidiaries

Consolidated Statements of Cash Flows (continued)

	Year ended February 28 2002	Year ended February 28 2003	Year ended February 29 2004
Cash flows from financing activities
Payments of debt	$(24,885,000)	$(68,306,400)	$(9,256,458)
Borrowings of debt		55,000,000
Borrowings on revolving credit facility, net		13,884,957	(2,532,033)
Payments of interest		(2,437,645)
Issuance of notes payable		7,500,000
Payments of notes payable		(7,500,000)
Issuance of new common stock	18,500,000	22,500,000
Deferred financing costs			1,547,496
Debt refinancing costs	(3,718,253)	(3,766,304)

Net cash provided by (used in) financing activities	(10,103,253)	16,874,608	(10,240,995)
Effect of foreign currency	(424,956)	245,492	529,239

Net decrease in cash and cash equivalents	(1,964,034)	(3,664,450)
Cash and cash equivalents at beginning of year	5,628,484	3,664,450

Cash and cash equivalents at end of year	$3,664,450	$—	$—

Supplemental disclosure of cash flow information
Cash paid during the year for:
Interest	$6,479,899	$2,900,000	$5,533,909
Income taxes	$596,655	$3,285,410	$1,637,840

See accompanying notes to consolidated financial statements.

Cellu Tissue Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended February 28, 2002, February 28, 2003, and February 29, 2004

1. Organization and Nature of Operations

        The consolidated financial statements include the accounts of Cellu Tissue Holdings, Inc. (the "Company") and its wholly-owned subsidiaries. The Company, a wholly-owned subsidiary of Cellu Paper Holdings, Inc. (the "Parent"), operates facilities in the United States and Canada. The Company manufactures specialty tissue paper for use in personal care products such as baby and adult diapers, incontinent products, surgical waddings and sanitary napkins and for use in fast food wrapping, gift wrapping and food service products. The Parent conducts no operating activities.

2. Summary of Significant Accounting Policies

Principles of Consolidation

        The accompanying financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant inter-company transactions and balances are eliminated in consolidation.

Cash Equivalents

        The Company considers all investments with an original maturity of three months or less at the date of purchase cash equivalents.

Revenue Recognition

        The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed and determinable and collection is reasonably assured. Typically, revenue is recognized from product sales when title and risk of loss has passed to the customer in accordance with the related shipping terms, which is generally at the time products are shipped. Certain sales have freight on board destination terms, in which case, revenue is recognized when the product is received by the customer. The Company records a provision for estimated sales returns and other allowances as a reduction of revenue at the time of revenue recognition.

Trade Receivables and Allowance for Doubtful Accounts

        Trade receivables are stated at gross invoice amount, less discounts and provision for uncollectible accounts. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. The Company estimates its allowance for doubtful accounts using two methods. First, the Company determines a specific reserve for individual accounts where information is available that the customer may have an inability to meet its financial obligation. Second, the Company estimates additional reserves for all customers based on historical write-offs. Accounts are charged off when the Company has exhausted all collection efforts and has deemed the accounts uncollectible.

Inventories

        Inventories are stated at the lower of cost (average-cost method) or market. The Company provides allowances for materials or products that are determined to be obsolete, or for quantities on hand in excess of expected normal, future requirements. Included in packaging materials and supplies are felts and wires. These inventory components are kept in inventory until they are installed on the machines. Once installed, felts and wires are amortized over their useful lives of approximately three months.

Major Maintenance

        Major maintenance expenses that do not qualify to be capitalized are booked as incurred.

Assets Held for Sale

        Assets held for sale are carried at the lower of fair value or historical book value. As of February 29, 2004, the Company had one asset held for sale valued at book value of $2,270,371. The asset, which is no longer being used in the Company's machine-glazed paper segment, is expected to be sold during fiscal 2005.

Property, Plant and Equipment

        Property, plant and equipment are stated at cost. Depreciation of equipment and amortization of leasehold improvements are computed using the straight-line method over the estimated useful lives of the related assets or the life of the lease term, whichever is shorter. The estimated useful lives of the principal classifications of depreciable assets are as follows:

Life in Years
Buildings and improvements	20
Machinery and equipment	10
Furniture and fixtures	5
Land improvements	5
Computer software	3-5

Asset Impairment

        The Company evaluates the appropriateness of the carrying amounts of its long-lived assets at least annually, or whenever indicators of impairment are deemed to exist. The Company believes that as of February 29, 2004 there are no significant impairments of the carrying amounts of such assets and no reduction in their estimates useful life is warranted.

Debt Issuance Costs

        Debt issuance costs are amortized over the term of the related debt agreement.

Goodwill

        Effective March 1, 2002, the Company adopted Statement of Financial Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets." Under SFAS 142, goodwill and intangible assets with indefinite useful lives are no longer amortized, but instead tested for impairment at least annually. The Company performed the initial impairment test upon adoption of SFAS No. 142 and again as of February 28, 2003 and February 29, 2004; there was no impairment on any of the test dates. There were no indicators of impairment during fiscal year 2003 or 2004 that required the Company to evaluate impairment at any interim dates.

        The table below shows comparative pro forma financial information as if goodwill had not been amortized for all periods presented.

	Year ended February 28 2002	Year ended February 28 2003	Year ended February 29 2004
Reported net income	$17,516,594	$15,727,358	$7,147,113
Goodwill amortization, net of tax	574,000

Adjusted net income	$18,090,594	$15,727,358	$7,147,113

Stock Based-Compensation

        The Company accounts for stock options using the intrinsic value method under Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." As such, it does not recognize compensation expense associated with stock options to purchase the Parent's common stock granted under the Parent's stock option plan, if the exercise price is at least equal to the fair market value of the Parent's common stock, as determined by the Board of Directors, at the date granted. Stock-based compensation costs for stock awards are reflected in operating results over the awards' vesting period. If compensation expense for the Parent's stock options had been determined based on the fair value at the grant dates consistent with the method prescribed by SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net income would have been adjusted to the pro forma amounts indicated below.

	Year ended February 28 2002	Year ended February 28 2003	Year ended February 29 2004
Net income, as reported	$17,516,594	$15,727,358	$7,147,113
Less stock-based employee compensation expense determined under fair value method, net of related tax effects	7,244	22,044	214,396

Pro forma net income, fair value method	$17,509,350	$15,705,314	$6,932,717

        Pro forma compensation expense related to the stock options is recognized over the vesting period. The vesting period used for all years presented is three years. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 4.16%; and expected lives of 4.35 years. The weighted average fair value of stock options granted in fiscal years 2003 and 2004 was $225 and $1,082, respectively.

Foreign Currency Translation

        The financial statements of foreign subsidiaries have been translated into U.S. dollars in accordance with SFAS No. 52, "Foreign Currency Translation." All balance sheet accounts are translated at current exchange rates; income and expenses are translated using weighted average exchange rates during the applicable fiscal year. Resulting translation adjustments are reported in other comprehensive loss.

Concentrations

        In fiscal years 2002 and 2003, one customer comprised 14.8% and 13.4% of sales. In fiscal year 2004, two customers comprised 11.1% and 10.9% of sales. These sales were in the machine-glazed paper segment in fiscal years 2002 and 2003. In fiscal year 2004, these sales were in the Company's tissue segment (11.1%) and the Company's machine-glazed segment (10.9%).

Labor Concentration

        At February 29, 2004, approximately 63% of the Company's active full-time employees are represented by either the Paper, Allied-Industrial, Chemical and Energy Workers International Union or Independent Paper Workers of Canada through various collective bargaining agreements that expire between April 17, 2004 and August 4, 2008. Two facilities, representing one-third of the union workforce, are currently in contract negotiations for fiscal year 2005.

Shipping and Handing Costs

        The Company classifies third-party inbound shipping and handling costs as a component of cost of goods sold.

Considerations made to Resellers

        As of March 1, 2002, the Company adopted the Emerging Issues Task Force (EITF) Consensus No. 00-25, "Vendor Income Statement Characterization of Consideration Paid to a Reseller of a Vendors Products." As such, the company recognizes consideration paid to a reseller of its products as a reduction of the selling price of its products sold, and therefore, reduces net sales in the Company's statement of operations. The adoption of this accounting treatment did not have a material impact on the Company's operating results.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Financial Instruments

        The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents: The carrying amount reported in the balance sheet approximates fair value. Accounts receivable and accounts payable: The carrying amounts reported in the balance sheet approximate fair value.

Reclassifications

        Certain prior year amounts have been reclassified to conform to the 2004 presentation.

New Accounting Standards

        In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities." This Interpretation addresses consolidation of variable interest entities, which have equity investment at risk insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties or entities with equity investors lacking certain essential characteristic of controlling financial interests. The original implementation date in 2003 for this Interpretation was postponed by action of the FASB and was finally amended in December 2003. Generally, the implementation of this Interpretation by the Company is required for the first quarter in fiscal 2005. The adoption of FIN 46 is not expected to have a material impact on the Company.

3. Acquisitions

        In connection with the acquisition of the Company's Wisconsin facility, Charterhouse Equity Partners III, L.P. ("CEP III"), the principal stockholder of the Parent, entered into a series of transactions on behalf of the Parent designed to effect the purchase of the facility and related assets. In July and August 2002, CEP III funded a new wholly-owned acquisition company, Cellu Tissue Corporation—Neenah (the "Acquisition Company"), which used the funds to purchase the Wisconsin mill, distribution center and related equipment.

        On July 16, 2002 the Acquisition Company entered into an agreement to purchase the mill at the Wisconsin Facility, which it acquired on August 14, 2002 for $11.1 million. On July 30, 2002 the Acquisition Company acquired converting equipment for the Wisconsin facility for $5.6 million and on August 28, 2002, it acquired the distribution center at the Wisconsin facility for $7.8 million. In September 2002, the Acquisition Company purchased additional equipment for the Wisconsin facility in an aggregate amount of $3.1 million. In connection with these transactions, $2.4 million in acquisition costs was incurred.

        On September 30, 2002, the Parent entered into a contribution and repayment agreement with CEP III. Pursuant to the contribution agreement, CEP III contributed all of the capital stock of Cellu Tissue Corporation—Neenah to the Parent and forgave $22,500,000 of debt in exchange for 3,188.4 shares of the Parent's common stock value at a price of $7,057 per share. The remaining $7.5 million of debt owned by Cellu Tissue Corporation—Neenah to CEP III was paid in cash. Simultaneously, a stock power was executed by the Parent assigning all of the capital stock of Cellu Tissue Corporation—Neenah to the Company. The stock contributed to the Parent by CEP III and, ultimately, from the Parent to the Company occurred at the original cost of the assets acquired by Cellu Tissue Corporation-Neenah.

4. Inventories

        Components of inventories are as follows:

	February 28 2003	February 29 2004
Finished goods	$9,312,375	$14,644,430
Raw materials	9,453,575	4,527,340
Packaging materials and supplies	1,949,933	6,172,198

	20,715,883	25,343,968
Reserve for obsolescence	(148,958)	(540,814)

	$20,566,925	$24,803,154

5. Property, Plant and Equipment

        Property, plant and equipment consist of the following:

	February 28 2003	February 29 2004
Land and improvements	$7,184,526	$7,238,193
Buildings and improvements	31,010,393	31,143,173
Machinery and equipment	119,980,500	128,815,869
Furniture and fixtures	477,879	497,962
Computer hardware and software	2,084,904	3,350,444
Construction-in-progress	7,621,602	5,337,539

	168,359,804	176,383,180
Accumulated depreciation	(62,555,969)	(76,260,979)

	$105,803,835	$100,122,201

6. Debt Issuance Costs

        Debt issuance costs consist of the following:

	February 28 2003	February 29 2004
Debt issuance costs	$4,137,994	$3,846,962
Less accumulated amortization	(258,061)	(943,292)

	$3,879,933	$2,903,670

7. Long-Term Debt

        Long-term debt consist of the following:

	Year ended February 28 2003	Year ended February 29 2004
Notes payable to banks:
Term Loan A, $20 million principal, due October 31, 2007	$18,266,667	$11,260,123
Term Loan B, $20 million principal, $14.5 million due September 30, 2005 and $5.5 million due September 30, 2007	19,333,333	17,333,418
Term Loan C, $15 million principal, $10.9 million due September 30, 2005 and $4.1 million due September 30, 2007	15,000,000	15,000,000

	52,600,000	43,593,541
Industrial revenue bond payable, in annual installments, plus interest ranging from 4.8% to 6.65%, due in 2006	1,090,000	840,000

	53,690,000	44,433,541
Less current portion of debt	7,450,000	7,470,000

	$46,240,000	$36,963,541

        Effective September 30, 2002, the Company refinanced its debt. In connection with the refinancing, the prior term loans and revolving line of credits were extinguished. Furthermore, the remaining accrued interest balance as of the date of the refinancing was reversed and recorded as a gain of $11.2 million.

        The credit facility entered into effective September 30, 2002 (the "2002 Credit Facility") includes Term Loans A, B and C totaling $55.0 million. Term Loans A and B require principal payments on a monthly basis until September 30, 2005. The entire principal of Term Loan C is due September 30, 2005, except that a portion of the Canadian Term C loan becomes due on October 1, 2007. Interest payments on Term Loans A, B and C are due on a monthly basis. Interest rates are based upon applicable base rates, as defined in the 2002 Credit Facility.

        The 2002 Credit Facility also provides for a $30.0 million revolving line of credit, which expires September 30, 2005. The Company had borrowings outstanding under the revolving line of credit of $11,352,924 and $13,884,957, at February 29, 2004 and February 28, 2003, respectively. In addition, there are restrictions on the level of available borrowing. Based on these restrictions, the Company had $16,363,565 available at February 29, 2004. The weighted average interest rate on these borrowings was 5.4% and 5.5%, at February 29, 2004 and February 28, 2003, respectively.

        The weighted average interest rate for each of the Term Loans A, B and C was 9.5% at February 29, 2004 and 9.25% at February 28, 2003.

        The 2002 Credit Facility is collateralized by substantially all the assets of the Company and its subsidiaries and contains certain financial covenants with respect to interest coverage, minimum

EBITDA, fixed charge coverage ratio and total funded debt ratio. The carrying value of the amounts due under the 2002 Credit Facility approximates fair value at February 29, 2004 and February 28, 2003. The aggregate amounts of debt maturities for the five years following 2004 are as follows:

Amount
Fiscal year ending:
2005	$7,470,000
2006	25,334,558
2007	5,090,040
2008	6,538,943
2009	—

$44,433,541

8. Income Taxes

        The provision for income taxes (benefit) consisted of the following:

	February 28 2002	February 28 2003	February 29 2004
Current:
Federal	$—	$1,367,515	$1,715,525
State	109,060	258,166	463,007
Foreign	90,000	16,034	152,090

	199,060	1,641,715	2,330,622
Deferred:
Federal	1,553,699	7,057,819	2,197,215
State	(733,788)	1,569,555	244,135
Foreign	1,149,016	1,471,525	286,119

	1,968,927	10,098,899	2,727,469
Valuation allowance	(1,326,071)	(751,713)	93,395

	$841,916	$10,988,901	$5,151,486

        The foreign portion of the provision for income taxes is a result of operations at one of the Company's subsidiaries, Interlake Acquisition Corporation Limited, in Canada.

        The reconciliation of income tax expense on income at the U.S. federal statutory tax rates to the effective income tax rates is as follows:

	February 28 2002	February 28 2003	February 29 2004
Tax at US statutory rate	$6,254,425	$9,085,080	$4,224,512
State taxes, net of federal benefit	429,548	1,763,861	615,039
Non-deductible items	192,313	58,576	82,266
Forgiveness of debt	(4,909,750)	—	—
Change in valuation allowance	(1,326,071)	(751,713)	93,395
Provision to return changes	525,893	435,979	340,701
Other	(324,442)	397,118	(204,427)

Income tax expense	$841,916	$10,988,901	$5,151,486

        The components of pretax income consist of the following:

	Year ended February 28 2002	Year ended February 28 2003	Year ended February 29 2004
United States	$17,259,366	$24,702,988	$11,523,311
Foreign	1,099,144	2,013,271	775,288

Total pretax income	$18,358,510	$26,716,259	$12,298,599

        Significant components of the Company's deferred tax assets and liabilities are as follows:

	Year ended February 28 2003	Year ended February 29 2004
Deferred tax assets:
Compensation and benefits	$218,006	$323,751
NOL carryforward	4,163,581	1,387,906
Accounts receivable	157,197	193,441
Other	230,365	285,609

Total deferred tax assets	4,769,149	2,190,707
Deferred tax liabilities:
Goodwill	(439,989)	(458,832)
Property, plant and equipment	(13,075,680)	(12,813,314)
Other	(27,210)	(419,760)

Total deferred tax liabilities	(13,542,879)	(13,691,906)
Valuation allowance	(959,562)	(1,052,957)

Net deferred tax liability	$(9,733,292)	$(12,554,156)

        The temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are net operating loss carryforwards, differences between financial statement and tax bases of property, plant and equipment, the allowance for doubtful accounts and other miscellaneous reserves.

        The foreign portion of the current provision for income taxes is a result of operations at Interlake Paper Company in Canada.

        As of February 29, 2004, the Company had state net operating loss carryforwards (NOLs) of approximately $5,639,000, which begin to expire in 2011 and foreign net operating loss carryforwards of approximately $3,086,000, which begin to expire in 2006. At February 29, 2004 and February 28, 2003, the Company had recorded a valuation allowance for the amount of the Canadian NOLs.

9. Retirement Plan

        The Company has a Savings Incentive and Profit-Sharing Plan (the "Plan") qualified under Section 401(k) of the Internal Revenue Code. The Plan covers all employees who are 21 years of age or older with one or more years of service. Employees may contribute up to 20% of their annual compensation to the Plan through voluntary salary deferred payments. The Company matches 100% of the employees' contribution up to 2% of the employees' salary and 70% of the remaining employees' contribution up to 6% of the employees' salary. The Company contributed $784,749, $890,828 and $1,330,372 to the Plan for the years ended February 28, 2002, February 28, 2003 and February 29, 2004, respectively.

10. Commitments and Contingencies

        The Company leases certain warehouses, vehicles and equipment under noncancelable operating leases, which expire at varying times through February 2007. Future minimum lease obligations at February 28, 2004 are as follows:

Year ending:
2005	$3,010,462
2006	2,523,628
2007	2,088,283
2008	1,805,743
2009	1,618,846

$11,046,962

        Operating lease and rental expenses aggregated $2,382,594 and $3,449,001 for the years ended February 28, 2003 and February 29, 2004, respectively.

        In the normal course of business, the Company is involved in various claims. The Company's policy is to accrue environmental investigatory and remediation costs for identified sites when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The amount recorded for identified contingent liabilities is based on estimates and is not material.

        Beginning April 2002, the Company entered into agreements with six pulp vendors to purchase various amounts of pulp, with the last agreement expiring in December 2006. These commitments require purchases of pulp up to approximately 91,000 tons per year at pulp prices below published list prices, and allow the Company to shift a portion of its pulp purchases to the spot market to take advantage of more favorable spot market prices when such prices fall. The Company believes that the fiscal year 2005 commitment under these arrangements approximates 64% of its budgeted needs for the year. The future purchase value of the contracts, valued at the February 29, 2004 price, is $116,414,073.

        Additionally, the Company has entered into six agreements with certain energy suppliers to purchase a percentage of the gas needs of each of its facilities at a fixed price. The balance of each facility's needs is purchased on the open market. These agreements are due to expire between September and November 2004. The Company expects to renew these agreements prior to their expiration. Most of the Michigan facility's energy requirements are satisfied through the use of coal, with the balance being supplied through the purchase of natural gas. The future value of the contracts, valued at the February 29, 2004 price, is $7,508,802.

11. Related Party Transactions

        Management fees and out-of-pocket expenses paid to Charterhouse Group International, Inc. ("Charterhouse") (a majority stockholder in the Parent) of $28,013, $394,727 and $452,279 in 2002, 2003 and 2004, respectively, are reflected in selling, general and administrative expenses.

12. Stock Options and Restricted Stock

        The Parent grants stock options to certain members of the Company's management under various stock option agreements. During fiscal year 2002, the Parent granted 475 stock options to various employees at a strike price of $1,196, which vest over a three-year period. During fiscal year 2004, the Parent granted 875 stock options to various employees at a strike price of $7,057, which vest over a three-year period. In November 2001, the Parent issued 1,672.2 shares of restricted common stock to the Company's Chief Executive Officer. The restricted stock, which was valued at $2,000,000 on the date of issuance, vests 50% in fiscal year 2003 and 25% in each of fiscal years 2004 and 2005. The expense recognized by the Company associated with this grant totaled $277,778 in fiscal year 2002 and $666,667 in both fiscal years 2003 and 2004. As of February 29, 2004, 3,315 shares of common stock were authorized for issuance under awards granted and to be granted and 292.8 options were available for grant of awards under the plan.

        Stock option amounts and weighted-average exercise prices follow:

	Year ended February 28 2002		Year ended February 28 2003		Year ended February 29 2004
	Options	Price	Options	Price	Options	Price
Outstanding, beginning of year	1,130	$1,189	475	$1,196	475	$1,196
Granted	475	1,196	—	—	875	7,057
Exercised	—	—	—	—	—	—
Cancelled	(1,130)	(1,189)	—	—	—	—

Outstanding, end of year	475	$1,196	475	$1,196	1,350	$4,995

Exercisable, end of year	—	$—	158	$1,196	318	$1,196

        The weighted average fair value of options at the date of grant for options granted during fiscal year 2002 and fiscal year 2004 is $225 and $1,082 per option, respectively. The fair value of options at the date of grant was estimated using the Black-Scholes model with the following weighted average assumptions: 4-year expected life; 4.16% risk-free interest rate; no volatility and 0% dividend yield. Options outstanding at February 29, 2004 have a weighted average remaining contractual life of 8.65 years.

13. Business Segments

        The Company operates in two reportable business segments: tissue and machine-glazed paper. The Company assesses the performance of its reportable business segments using income from operations. Income from operations excludes interest income, interest expense and income tax expense. A portion of corporate and shared expenses is allocated to each segment. There are no sales between segments. Segment assets primarily include mill property, plant and equipment, raw material, packaging and finished product inventories and accounts receivable. Corporate assets primarily include prepaid expenses and other current assets, income taxes and debt issuance costs.

	Year ended February 28 2002	Year ended February 28 2003	Year ended February 29 2004
Net Sales
Tissue	$109,863,743	$134,888,872	$189,743,525
Machine-glazed paper	96,219,944	97,549,056	100,518,992

Consolidated	$206,083,687	$232,437,928	$290,262,517

Income from Operations
Tissue	$3,830,320	$10,055,609	$13,316,717
Machine-glazed paper	9,677,174	8,302,152	6,631,654
Corporate amortization of intangibles	(1,213,800)	(127,657)	(976,263)

Consolidated	12,293,694	18,230,104	18,972,108
Gain on early extinguishment of debt	13,083,472	11,244,075	—
Interest expense	(7,073,005)	(2,493,486)	(6,108,428)
Net foreign currency transaction loss	—	(271,500)	(674,087)
Interest income	153,997	71,016	5,547
Other income (expense)	(99,648)	(63,950)	103,459

Pretax income	$18,358,510	$26,716,259	$12,298,599

Capital Expenditures
Tissue	$2,347,870	$12,263,901	$8,223,304
Machine-glazed paper	1,230,520	3,816,039	2,323,675

Consolidated	3,578,390	16,079,940	10,546,979

Depreciation
Tissue	$6,110,358	$6,453,923	$8,044,957
Machine-glazed paper	4,977,288	5,561,909	5,388,277
Corporate	—	—	525,009

Consolidated	$11,087,646	$12,015,832	$13,958,243

	February 28 2003	February 29 2004
Segment assets
Tissue	$109,879,346	$126,372,388
Machine-glazed paper	58,822,931	51,456,920
Corporate assets	17,924,920	9,382,342

Consolidated	$186,627,197	$187,211,650

Goodwill
Tissue	$9,021,495	$9,021,495
Machine-glazed paper	4,702,440	4,702,440

Consolidated	$13,723,935	$13,723,935

14. Geographic Data

        Net sales and long-lived assets by geographic area are as follows:

	Year ended February 28 2002	Year ended February 28 2003	Year ended February 29 2004
Net Sales
United States	$197,307,312	$222,785,104	$278,954,274
Other	17,145,805	18,009,535	22,745,275

Sub-total	214,453,117	240,794,639	301,699,549
Sales deductions	8,369,430	8,356,711	11,437,032

Consolidated	$206,083,687	$232,437,928	$290,262,517

	February 28 2003	February 29 2004
Long Lived Assets
United States	$94,940,650	$89,946,839
Other	10,863,185	10,175,362

Consolidated	$105,803,835	$100,122,201

15. Subsequent Events

        In March 2004, the Company completed a 144A offering of senior secured notes totaling $162,000,000 at an interest rate of 9 3/4%. These notes mature on March 15, 2010 and require semi-annual interest payments on March 15 and September 15, with the first payment commencing on September 15, 2004. The Company used the proceeds to pay off existing debt of approximately $58 million and to fund a shareholder dividend of approximately $100 million. At the same time, the Company also entered into a new $30.0 million revolver working capital facility with CIT Group/Business Credit Inc. As of May 27, 2004 there were no outstanding borrowings on the revolver.

Cellu Tissue Holdings, Inc., and Subsidiaries

Consolidated Balance Sheets

	February 29 2004	May 27 2004
		(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	—	$2,742,548
Receivables, net	$37,437,876	35,928,381
Inventories	24,803,154	23,319,151
Prepaid expenses and other current assets	2,119,340	1,530,569
Income tax receivable	711,645	5,971,326
Deferred income taxes	1,134,080	1,134,080
Assets held for sale	2,270,371	2,270,371

TOTAL CURRENT ASSETS	68,476,466	72,896,426
PROPERTY, PLANT AND EQUIPMENT, NET	100,122,201	97,562,759
DEBT ISSUANCE COSTS	4,710,916	7,714,914
GOODWILL	13,723,935	13,723,935
OTHER ASSETS	178,132	177,303

TOTAL ASSETS	$187,211,650	$192,075,337

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)
CURRENT LIABILITIES:
Revolving lines of credit	$11,352,924
Cash overdraft	4,760,297
Accounts payable	16,857,938	$17,058,705
Accrued expenses	11,226,210	9,885,879
Accrued interest	292,077	3,482,270
Current portion of long-term debt	7,470,000	270,000

TOTAL CURRENT LIABILITIES	51,959,446	30,696,854
LONG-TERM DEBT, LESS CURRENT PORTION	36,963,541	160,572,502
DEFERRED INCOME TAXES	13,688,236	13,688,236
OTHER LIABILITIES	118,000	118,000
STOCKHOLDERS' EQUITY (DEFICIENCY):
Common stock, Class A, $.01 par value, 150,000 shares authorized, 11,127 at May 27, 2004 and 20,328 at February 29, 2004 shares issued and outstanding	204	111
Capital in excess of par value	65,976,390
Accumulated earnings (deficit)	18,659,808	(12,910,081)
Unearned compensation	(388,888)	(242,640)
Accumulated other comprehensive income	234,913	152,355

TOTAL STOCKHOLDERS' EQUITY (DEFICIENCY)	84,482,427	(13,000,255)

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)	$187,211,650	$192,075,337

See accompanying notes to consolidated financial statements.

Cellu Tissue Holdings, Inc., and Subsidiaries

Consolidated Statements of Operations (Unaudited)

	Three Months Ended
	May 29 2003	May 27 2004
Net sales	$63,596,724	$78,784,184
Cost of goods sold	56,946,277	69,830,515

Gross profit	6,650,447	8,953,669
Selling, general and administrative expenses	3,039,525	3,622,998
Compensation from redemption of stock options		3,414,441
Accelerated vesting of stock options — non cash		240,775
Amortization of intangibles	186,535	356,487

Income from operations	3,424,387	1,318,968
Write-off of debt issuance costs and prepayment penalties		3,318,495
Interest expense, net	1,449,615	3,889,753
Foreign currency (gain) loss	405,516	(16,057)
Other (income) expense	39,574	(600)

(Loss) income before income tax	1,529,682	(5,872,623)
Income tax (benefit) expense	554,663	(4,874,277)

Net (loss) income	$975,019	($998,346)

See accompanying notes to consolidated financial statements.

Cellu Tissue Holdings, Inc. and Subsidiaries

Consolidated Statements of Cash Flows (Unaudited)

	Three Months Ended
	May 29 2003	May 27 2004
Cash flows from operating activities
Net (loss) income	$975,019	($998,346)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Write-off of debt issuance costs-noncash		2,894,868
Accelerated vesting of stock options-noncash		240,775
Amortization of intangibles	186,535	356,487
Depreciation	3,901,582	3,619,670
Loss on sale of property, plant & equipment	39,938	—
Stock based compensation	166,667	146,248
Changes in operating assets and liabilities:
Receivables	(2,384,149)	1,509,495
Inventories	(4,642,535)	1,484,003
Prepaid expenses and other current assets	148,863	(4,670,910)
Other assets	428,121	829
Cash overdraft, accounts payable, accrued expenses, accrued interest and income taxes	2,095,380	(2,709,666)

Total adjustments	(59,598)	2,871,799

Net cash provided by operating activities	915,421	1,873,453
Cash flows from investing activities
Capital expenditures	(2,784,334)	(1,060,228)

Net cash used in investing activities	(2,784,334)	(1,060,228)
Cash flows from financing activities
(Payments) of long-term debt	(2,073,670)	(43,791,219)
Proceeds from note offering	—	160,200,180
Borrowings (payments) on revolving line of credit, net	3,566,936	(10,953,999)
Cash dividends	—	(96,788,801)
Prepayment penalties	—	(423,627)
Debt issuance costs	—	(6,230,653)

Net cash (used in) provided by financing activities	1,493,266	2,011,881
Effect of foreign currency	375,647	(82,558)

Net increase in cash and cash equivalents	—	2,742,548
Cash and cash equivalents at beginning of year	—	—

Cash and cash equivalents at end of period	$—	$2,742,548

See accompanying notes to consolidated financial statements.

Cellu Tissue Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited)

For the Three Months Ended May 27, 2004

1. Basis of Presentation and Significant Accounting Policies

        The accompanying unaudited interim consolidated financial statements include the accounts of Cellu Tissue Holdings, Inc. (the "Company") and its wholly-owned subsidiaries. The Company is a wholly-owned subsidiary of Cellu Paper Holdings, Inc. (the "Parent"). These statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three-month period ended May 27, 2004 are not necessarily indicative of the results that may be expected for the fiscal year ending February 28, 2005. For further information, refer to the Company's consolidated financial statements and footnotes thereto as of February 29, 2004 and for the year then ended, from which, the consolidated balance sheet at February 29, 2004 has been derived.

Reclassification

        Certain prior year amounts have been reclassified to conform to the current fiscal year 2005 presentation.

Stock Based Compensation

        The Company accounts for stock options using the intrinsic value method under Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"). As such, it does not recognize compensation expense associated with stock options to purchase the Parent's common stock granted under the Parent's stock option plan, if the exercise price is at least equal to the fair market value of the Parent's common stock, as determined by the Board of Directors, at the date granted. Stock-based compensation costs for stock awards are reflected in operating results over the awards' vesting period. If compensation expense for the Parent's stock options had been determined using the fair value methodology consistent with the method prescribed by Statement of Financial Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation" ("FAS No. 123"), the Company's net (loss) income would have been adjusted to the pro forma amounts indicated below.

	For the three months ended
	May 29, 2003	May 27, 2004
Net (loss) income, as reported	$975, 019	$(998,346)
Add: stock-based employee compensation expense included in reported net loss, net of related tax effects		621,387
Less: stock-based employee compensation expense determined under fair value method, net of tax	51,154	113,775

Pro forma net (loss) income, fair value method	$923,865	$(490,734)

        Pro forma compensation expense related to the stock options is generally recognized over the vesting period. The vesting period used for all periods presented is three years. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 4.16%, expected lives of 4 years, zero dividend payments, and no volatility.

        In connection with the Company's debt transaction (Note 4), the Company accelerated vesting of all unvested employee stock options. As a result thereof, the APB 25 expense recognized in the table above is larger than the expense calculated under FAS 123 as the expense associated with the accelerated vesting and cash paid for redemption of stock options would have been previously recognized.

        The Company may need to recognize additional expense should management's estimate of the number of employees that will actually benefit from the accelerated vesting of the options need to be adjusted. The Company has estimated and recognized $.2 million of expense, in the three-month period ended May 27, 2004, associated with employees that will actually benefit from the accelerated vesting of the stock options. The Company will update its estimate each reporting period and adjust the total expense recognized until the original vesting period associated with the stock options has expired.

2. Inventories

        Components of inventories are as follows:

	February 29, 2004	May 27, 2004
Finished goods	$14,644,430	$14,019,740
Raw materials	4,527,340	4,501,580
Packaging materials and supplies	6,172,198	5,349,275

	25,343,968	23,870,595
Reserve for obsolescence	(540,814)	(551,444)

	$24,803,154	$23,319,151

3. Debt Issuance Costs

        Debt issuance costs consist of the following:

	February 29, 2004	May 27, 2004
Debt issuance costs	$5,654,208	$8,037,899
Less accumulated amortization	(943,292)	(322,985)

	$4,710,916	$7,714,914

4. Long-Term Debt

        Long-term debt consists of the following:

	February 29, 2004	May 27, 2004
9 3/4% senior secured notes due 2010	—	$162,000,000
Less discount	—	(1,727,498)

	—	160,272,502
Term Loan A, $20.0 million principal due October 31, 2007	$11,260,123	—
Term Loan B, $20.0 million principal, $14.5 million due September 30, 2005 and $5.5 million due September 30, 2007	17,333,418	—
Term Loan C, $15.0 million principal, $10.9 million due September 30, 2005 and $4.1 million due September 30, 2007	15,000,000	—

	43,593,541	160,272,502
Internal revenue bond payable, in annual installments, plus interest ranging from 4.8% to 6.65%, due in 2006	840,000	570,000

	44,433,541	160,842,502
Less current portion of debt	7,470,000	270,000

	$36,963,541	$160,572,502

        In March 2004, the Company completed a Rule 144A offering of $162.0 million principal amount of 9 3/4% senior secured notes due 2010. The Company raised $152.2 million, net of debt issuance costs of $8.0 million and original issuance discount of $1.8 million. At the same time, the Company entered into a new $30.0 million revolving working capital facility. A portion of these proceeds, along with a drawdown from the working capital facility were used to pay off existing debt of approximately $56.0 million. Furthermore, the Company used approximately $100.2 million of the proceeds to fund a stockholder dividend and compensation from the redemption of stock options. As a result of the extinguishment of debt, approximately $2.9 million of debt issuance costs previously capitalized were written off and the Company incurred approximately $0.4 million in prepayment penalties. The total amount of $3.3 million is reflected in write-off of debt issuance costs and prepayment penalties on the income statement.

        These notes mature on March 15, 2010 and require semi-annual interest payments on March 15 and September 15, with the first payment commencing on September 15, 2004.

        As of May 27, 2004, there were no outstanding borrowings under the working capital facility.

        The debt is unconditionally guaranteed by the Company and its subsidiaries.

5. Stockholders' Equity (Deficiency)

        The Company used approximately $96.8 million of the proceeds from the note offering to fund a stockholder dividend to the Company's parent to purchase shares of common stock and warrants. Approximately $66.2 million was charged to capital in excess of par value, reducing this balance to zero and the remaining $30.6 million was charged to accumulated earnings, resulting in the deficiency at May 27, 2004.

6. Comprehensive (Loss) Income

        The components of comprehensive (loss) income for the three months ended May 29, 2003 and May 27, 2004 are as follows:

	May 29, 2003	May 27, 2004
Net (loss) income	$975,019	$(998,346)
Foreign currency translation adjustments	375,647	(82,558)

Comprehensive (loss) income	$1,350,666	$(1,080,904)

Note 7. Business Segments

        The Company operates in two reportable business segments: tissue and machine-glazed paper. The Company assesses the performance of its reportable business segments using income from operations. Income from operations excludes interest income, interest expense, income tax expense, write-off of debt issuance costs and prepayment penalties and the impact of foreign currency gains and losses. A portion of corporate and shared expenses is allocated to each segment. There are no sales between segments.

	Three Months Ended
	May 29, 2003	May 27, 2004
Net Sales
Tissue	$40,380,433	$55,012,605
Machine-glazed paper	23,216,291	23,771,579

Consolidated	63,596,724	78,784,184
Income from operations
Tissue	2,230,752	1,372,401
Machine-glazed paper	1,380,170	303,054
Corporate amortization of intangibles	(186,535)	(356,487)

Consolidated	3,424,387	1,318,968
Write-off of debt issuance costs and prepayment penalties		3,318,495
Interest expense	1,450,897	3,892,401
Net foreign currency transaction (gain) loss	405,516	(16,057)
Interest income	(1,282)	(2,648)
Other income (expense)	39,574	(600)

Pretax (loss) income	1,529,682	(5,872,623)
Capital Expenditures
Tissue	(2,308,365)	(938,931)
Machine-glazed paper	(331,609)	(53,788)
Corporate	(144,360)	(67,509)

Consolidated	(2,784,334)	(1,060,228)
Depreciation
Tissue	2,417,637	2,250,594
Machine-glazed paper	1,483,945	1,369,076

	3,901,582	3,619,670

Note 8. Income Taxes

        The effective tax benefit for the three months ended May 27, 2004 was 83% compared to a 36% tax expense for the three months ended May 29, 2003. The 83% tax benefit is based on the Company's projected fiscal 2005 pretax income and expected book to tax permanent differences, primarily related to deferred debt issuance costs and accelerated vesting of stock options, specifically the portion of deferred debt issuance costs amortizable for book purposes and stock compensation expensed for book purposes but anticipated to be non-deductible for tax purposes.

Schedule II—Valuation and Qualifying Accounts

(Deducted from the assets to which they apply)

Years Ended

	Balance at Beginning of Year	Charged to Costs and Expenses	Deductions	Balance at End of Year
Allowance for Doubtfull Accounts:
February 29, 2004	$558,973	$415,671	$601,211	$373,433
February 28, 2003	293,537	745,001	479,565	558,973
February 28, 2002	383,868	662,237	752,568	293,537
Income Tax Valuation Allowance:
February 29, 2004	$959,562	$93,395	—	$1,052,957
February 28, 2003	1,711,275	—	751,713	959,562
February 28, 2002	3,037,346	—	1,326,071	1,711,275
Inventory Obsolescence Reserve:
February 29, 2004	$148,958	$402,825	$10,969	$540,814
February 28, 2003	207,791	68,742	127,575	148,958
February 28, 2002	133,642	167,175	93,026	207,791

S-1

Cellu Tissue Holdings, Inc.

Offer to Exchange
9 3/4% Senior Secured Exchange Notes due 2010
for all Outstanding
9 3/4% Senior Secured Notes due 2010

PROSPECTUS

October 6, 2004

QuickLinks

TABLE OF CONTENTS
Forward-looking statements
Prospectus summary
Summary of the exchange offer
Summary description of the New Notes
Risk factors
Summary consolidated financial data
Risk factors
The exchange offer
Use of proceeds
Capitalization
Selected consolidated financial data
Management's discussion and analysis of financial condition and results of operations
Business
Management
Aggregated option exercises in last fiscal year and fiscal year-end option values
Security ownership of certain beneficial owners and management
Certain transactions
Description of certain debt
Description of the notes
Book-entry settlement and clearance
Certain federal income tax considerations
Certain ERISA considerations
Plan of distribution
Legal matters
Experts
Available information and incorporation by reference
Index to consolidated financial statements
Report of Independent Registered Public Accounting Firm
Cellu Tissue Holdings, Inc. and Subsidiaries Consolidated Balance Sheets
Cellu Tissue Holdings, Inc. and Subsidiaries Consolidated Statements of Income
Cellu Tissue Holdings, Inc. and Subsidiaries Consolidated Statements of Cash Flows
Cellu Tissue Holdings, Inc. and Subsidiaries Consolidated Statements of Cash Flows (continued)
Cellu Tissue Holdings, Inc. and Subsidiaries Notes to Consolidated Financial Statements For the Years Ended February 28, 2002, February 28, 2003, and February 29, 2004
Cellu Tissue Holdings, Inc., and Subsidiaries Consolidated Balance Sheets
Cellu Tissue Holdings, Inc., and Subsidiaries Consolidated Statements of Operations (Unaudited)
Cellu Tissue Holdings, Inc. and Subsidiaries Consolidated Statements of Cash Flows (Unaudited)
Cellu Tissue Holdings, Inc. and Subsidiaries Notes to Consolidated Financial Statements (Unaudited) For the Three Months Ended May 27, 2004
Schedule II—Valuation and Qualifying Accounts (Deducted from the assets to which they apply)